
10011209



MIRANT®

2009 Annual Report

and Notice of 2010 Annual Meeting and Proxy Statement








About Mirant

Mirant is a competitive energy company that produces and sells electricity in the United States. Mirant owns or leases approximately 10,000 megawatts of electric generating capacity. The company operates an asset management and energy marketing organization from its headquarters in Atlanta.


MIRANT

To the Stockholders of Mirant Corporation:

I am often asked to explain Mirant's business. After answering with the obvious statement that Mirant produces electricity, I generally note that we are in a commodity business – in fact in several commodity businesses. We purchase one type of commodity, fuel for our plants, in order to produce a second commodity, electricity for our customers. The prices of these commodities, which often are volatile, are beyond our control. We therefore hedge our exposure to commodity prices and focus our attention on managing the parts of the business that we can control. Viewed from that perspective, 2009 was a very good year.

For the year ending December 31, 2009, Mirant generated $494 million of income from continuing operations and $890 million in adjusted earnings before interest, taxes, depreciation and amortization (see chart on page 4). These earnings were the result of generating $1.552 billion of realized gross margin, the largest single component of which was the amount realized by our hedging strategy which is designed to protect the company from unexpected movements in commodity prices. The value of this strategy is apparent in the $629 million that the hedges realized in 2009.

Mirant had outstanding operational performance in 2009. One important factor that we use to measure how well we are doing is the commercial availability of our plants. That is the percent of maximum achievable energy gross margin that was realized in a period. Mirant achieved an 89 percent commercial availability rate in 2009, which surpassed the level achieved in each of the previous two years.

The safety of our employees is paramount, and we had stellar results on this front in 2009. We completed our third consecutive year of top quartile safety performance in our power stations. Perhaps our most outstanding accomplishment in 2009 was that we did not record a single lost workday as a result of an injury. This achievement is remarkable for a company that operates power plants.

Mirant completed the installation of environmental controls at its Maryland facilities. This work has been ongoing for the last several years and the controls are now operational. By the end of 2010, we will have invested over $1.6 billion in these state-of-the-art environmental controls which allow our facilities to comply with all of the requirements of the Maryland Healthy Air Act.

Mirant was awarded a ten-year power purchase agreement in California from Pacific Gas & Electric. This development will allow us to grow significantly our California business by constructing a new, 760 MW generating facility. The award of this contract was the result of hard and creative work by our employees, and the competitive advantage of having an existing site near a major load center.

In January 2009, Mirant completed merging the stacks at our Potomac River generating station. This merger of the stacks and our new operating permit allow us to run unconstrained all five of the generating units when it is economical to do so.

Mirant's outstanding operational performance in 2009

Commercial Availability


100%
95%
90%
85%
80%
84%
87%
89%
2007
2008
2009

Commercial Operations

Alongside the exceptional work of our operations organization in keeping our assets up-to-date and available, our commercial organization performed outstandingly in 2009. As I noted above, independent power producers like Mirant are in the business of buying and selling commodities, principally fuel and electricity, in connection with the production of electricity. Our commercial organization is responsible for Mirant's purchases and sales of those commodities, a critical role, especially because the prices of commodities are volatile.



Hedge Levels*
Based on expected total baseload coal generation
100%
80%
60%
40%
20%
0%
% Hedged
2010
2011
2012
2013
2014
Power
Fuel
* As of February 9, 2010

2009 could have been a very difficult year for us financially. The economy shrank and demand for electricity decreased for the first time in many years. In addition, the margin that we earn on the electricity we generate is determined by the spread between the cost to produce the electricity, which for us largely is based on the price of coal, and the price at which power may be sold, which in most markets is based much of the time on the price of natural gas. This spread, often called the "dark spread," has remained relatively depressed, primarily because of the low level of natural gas prices. In July 2008, the price of natural gas was $13.58/mmbtu; in September 2009, natural gas was as low as $2.51/mmbtu.

Mirant's strategy has been, and will continue to be, to hedge against volatile commodity prices. The benefit of this strategy was apparent in 2009 when our hedges contributed $629 million of our total $1.552 billion in realized gross margin. The stability of our financial results provided by our hedging activities allows us to manage effectively our business, including our balance sheet, in these challenging markets.

In addition to hedging fuel and electricity prices for our power plants, we engage in the buying and selling of related commodities to take advantage of our knowledge of, and gain additional insights into, the markets in which we operate. The former is asset management; the latter is proprietary trading and includes our fuel oil management. While proprietary trading and fuel oil management typically comprise a relatively small percentage of our realized gross margin, in 2009 those activities generated outstanding realized gross margin of $167 million. These results were accomplished with no changes to the comprehensive risk management policy or limits that govern these activities.









Asset Developments

Mirant had positive developments in 2009 with regard to both new and existing assets within its fleet. Most noteworthy, we were awarded a long-term contract by Pacific Gas & Electric through a procurement process for new generation in California that began in 2008. We entered into a ten-year power purchase agreement for 760 MW of natural gas-fired peaking generation to be constructed at our existing Contra Costa site. We expect to begin construction in late 2010 and to commence commercial operations in May 2013. We are extremely pleased to be adding new generating capacity at one of our existing sites in California.

We also announced in 2009 arrangements for some of our facilities in California, including shutting them down over the next few years. First, we entered into an extension to an existing power purchase agreement for our Contra Costa units 6 and 7 through April 2013 and agreed then to shut down those units, subject to regulatory approval.

Second, we agreed to shut down our Potrero facility in the City of San Francisco once the California Independent System Operator determines that the units are no longer needed for reliability. We expect such a determination will result in our shutting down the facility at the end of 2010.

Investing in our Assets

Mirant completed two significant capital projects during the year. In January 2009, we completed merging the five existing stacks at our Potomac River generating station into two virtual stacks by rerouting the air flow from the existing stacks. This was an innovative approach to improving air quality at the plant which has short stacks because of the station's proximity to Reagan National Airport. The virtual stacks have improved the upward flow of emissions from the units and enable us to operate all five units on an unconstrained basis. We received the Energy Engineering Project of the Year at the 2009 Platt's Global Energy Awards for this project.

In December 2009, we announced that we had completed installation of four scrubbers at our three coal-fired electric generating stations in Maryland. The scrubbers significantly reduce sulfur dioxide ($SO2$) emissions from these plants and, together with systems we installed to reduce nitrogen oxides (NOx) from the facilities, enable the three stations to meet the air quality requirements of the Maryland Healthy Air Act. The air pollution controls, costing approximately $1.674 billion, are capable of reducing emissions of $SO2$, NOx and mercury by approximately 98 percent, 90 percent, and 80 percent, respectively, for our three Maryland coal-fired stations.


Mirant's Operations: 10,076 MW
NORTHEAST
2,535 MW
CALIFORNIA
2,347 MW
Pittsburg
Contra Costa
Potrero
Bowline
Kendall
Canal
Martha's Vineyard
Dickerson
Chalk Point
Potomac River
Morgantown
MID ATLANTIC
5,194 MW
Power Plants sized by capacity






Liquidity

Through recent difficult economic times, the company has maintained adequate liquidity for our business. At the end of 2009, we had $1.953 billion in cash and $680 million available under our revolving credit facility.

We continue to assess four factors in considering how much liquidity we need: (1) the outlook for our business; (2) preservation of our credit profile; (3) maintenance of adequate liquidity, including for capital expenditures; and (4) maintenance of sufficient working capital. We have no significant debt maturities in 2010, but we include in our liquidity planning the debt maturities that are coming due in the next few years.

Net Income to Adjusted Net Income and Adjusted EBITDA

(millions)	Year Ending December 31, 2009	Year Ending December 31, 2008
Net income	$ 494	$1,265
Income from discontinued operations	-	50
Income from continuing operations	494	1,215
Unrealized (gains) and losses	(47)	(786)
Other items	147	88
Adjusted net income	594	517
Provision for income taxes	12	2
Interest, net	135	119
Depreciation and amortization	149	144
Adjusted EBITDA	$ 890	$ 782

Adjusted net income and adjusted EBITDA are non-GAAP financial measures. Management and some members of the investment community utilize adjusted net income and adjusted EBITDA to measure financial performance on an ongoing basis. These measures are not recognized in accordance with GAAP and should not be viewed as alternative to GAAP measures of performance. In evaluating these adjusted measures, the reader should be aware that in the future Mirant may incur expenses similar to the adjustments set forth above.

Competitive Advantages

As the economy recovers, we will continue to benefit from being an incumbent in the markets in which we operate. Most of our generating facilities are located in or near metropolitan areas where the supply-demand balance is becoming constrained and increasingly dependent on power imported from other regions to sustain reliability. Demand growth will resume, likely at a higher initial rate to make up for some demand that was lost while the economy was depressed, and supply cannot be added in any meaningful way in the short term.

We have sufficient room at our existing sites in each of our major markets to add a significant amount of additional capacity. When the time is appropriate to add new generation and we are persuaded that we will be able to achieve an appropriate return for our investors, we will be prepared to do so. We continue to consider these investment opportunities and look forward to providing additional value to our stockholders.

In the meantime, we will continue to operate our assets as efficiently and safely as possible and our commercial operations will hedge a substantial portion of our coal-fired baseload generation. By hedging, we will be able to manage prudently our business and provide reliable future cash flows.

* * *



My fellow employees and members of the Board of Directors join me in thanking you for entrusting us with your business.

Edward R. Muller
Chairman and CEO
March 26, 2010

Some of the statements included in this letter to stockholders are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. Please see the Cautionary Statement Regarding Forward-Looking Information contained within the accompanying 2009 Annual Report on Form 10-K for a discussion of these risks.

Table of Contents

Section I: Notice of 2010 Annual Meeting and Proxy Statement

Notice of Annual Meeting of Stockholders 1
General Information 2
Item No. 1—Election of Directors 6
Corporate Governance 9
Committee Membership 12
Audit Committee Report 17
Audit and Non-Audit Fees 18
Item No. 2—Ratification of Independent Registered Public Accounting Firm 19
Item No. 3—Approval of the Stockholder Rights Plan 20
Item No. 4—Approval of the Material Terms of the Performance Goals Included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan 26
Item No. 5—Stockholder Proposal 33
Executive Officers 35
Executive Compensation 36
Compensation Discussion and Analysis 36
Compensation Committee Report 53
2009 Summary Compensation Table 54
Grants of Plan-Based Awards in 2009 56
Outstanding Equity Awards at 2009 Fiscal Year-End 59
Option Exercises and Stock Vested in 2009 61
2009 Pension Benefits 61
2009 Nonqualified Deferred Compensation 64
Potential Payments Upon Termination 65
2009 Director Compensation Table 72
Other Information 73
Security Ownership of Directors, Executive Officers and Certain Beneficial Owners 73
Codes of Ethics 75
Section 16(a) Beneficial Ownership Reporting Compliance 76
Stockholder Proposals 76
Householding 76
Stockholder Rights Plan ..... Annex A-1
Stockholder Rights Plan Amendment ..... Annex A-2
Mirant Corporation 2005 Omnibus Incentive Compensation Plan ..... Annex B

Section II: 2009 Annual Report

Glossary of Certain Defined Terms .... i -iv

PART I

Item 1. Business 6
Item 1A. Risk Factors 29
Item 1B. Unresolved Staff Comments 40
Item 2. Properties 41
Item 3. Legal Proceedings 41
Item 4. Submission of Matters to a Vote of Security Holders 41

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 42
Item 6. Selected Financial Data 46
Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition 48
Item 7A. Quantitative and Qualitative Disclosures about Market Risk 95
Item 8. Financial Statements and Supplementary Data 100
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 100
Item 9A. Controls and Procedures 101
Item 9B. Other Information 101

PART III

Item 10. Directors, Executive Officers and Corporate Governance 102
Item 11. Executive Compensation 102
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 102
Item 13. Certain Relationships and Related Transactions and Director Independence 102
Item 14. Principal Accountant Fees and Services 102

PART IV

Item 15. Exhibits and Financial Statement Schedules 103


MIRANT®

Notice of 2010 Annual Meeting and Proxy Statement

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Notice of Annual Meeting of Stockholders — May 6, 2010

The 2010 Annual Meeting of Stockholders of Mirant Corporation will be held at 8:00 a.m., Eastern Daylight Time, on Thursday, May 6, 2010, at Mirant's corporate headquarters, 1155 Perimeter Center West, Atlanta, Georgia 30338-5416, for the following purposes:

(1) To elect eight members of the Board of Directors nominated by the Board of Directors;

(2) To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2010;

(3) To approve the stockholder rights plan (the "Stockholder Rights Plan") adopted by the Board of Directors on March 26, 2009 and amended on February 25, 2010;

(4) To approve the material terms of the performance goals included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan, so that the deductibility of compensation awarded thereunder will not be limited by Section 162(m) of the Internal Revenue Code ("IRC");

(5) To consider a stockholder proposal, if presented at the meeting, described in the attached Proxy Statement; and

(6) To transact such other business as may properly be brought before the meeting and any and all adjournments or postponements thereof.

In accordance with our Bylaws and action by our Board of Directors, stockholders owning Mirant common stock at the close of business on March 8, 2010, are entitled to attend and vote at the meeting.

If you plan to attend the meeting in person, please note that you may be asked to present valid picture identification, such as a driver's license or passport.

Even if you plan to attend the meeting, please provide us your voting instructions in one of the following ways as soon as possible:

(1) Internet – use the Internet address noted on the proxy form and on the Notice of Internet Availability of Proxy Materials previously sent to stockholders

(2) Telephone – use the toll-free number on the proxy form

(3) Mail – mark, sign, and date the proxy card and return it in the enclosed postage-paid envelope if this proxy statement was mailed to you

By order of the Board of Directors,

Julia A. Houston
Corporate Secretary

March 26, 2010

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 6, 2010 — the Proxy Statement and our 2009 Annual Report are available at *http://www.mirant.com* under "Investor Relations," then "Annual Reports and Proxy Statements."

Directions

- From the airport or downtown Atlanta: Take I-85 North to GA 400 North to Exit 5A Dunwoody. Turn right and follow Abernathy Road which becomes Perimeter Center West. Turn right at the 3rd light into the entrance of 1155 Perimeter Center West. The parking deck entrance is on the left just past the building. Visitor parking is on the 3rd level (entry level) of the parking deck.
- From I-285: Take Exit 29 Ashford Dunwoody Road going north toward Perimeter Mall. Turn left at the 5th traffic light onto Perimeter Center West. Turn left at the 6th traffic light into the entrance of 1155 Perimeter Center West. The parking deck entrance is on the left just past the building. Visitor parking is on the 3rd level (entry-level) of the parking deck.

General Information

Why am I receiving this Proxy Statement?

We are providing you with a Notice of Internet Availability of Proxy Materials and access to these proxy materials because our Board of Directors is soliciting your proxy to vote your shares at the 2010 Annual Meeting of Stockholders and any adjournments thereof. Unless the context otherwise requires, the terms "we," "our," "us," the "Company" or "Mirant" as used in this Proxy Statement refer to Mirant Corporation. This Proxy Statement describes issues on which we would like you to vote at our 2010 Annual Meeting of Stockholders. It also gives you information on these issues so that you can make an informed decision.

The 2010 Annual Meeting of Stockholders will be held at 8:00 a.m., Eastern Daylight Time, on Thursday, May 6, 2010 at Mirant's corporate headquarters, 1155 Perimeter Center West, Atlanta, Georgia 30338-5416.

What is a Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the Securities and Exchange Commission, instead of mailing a printed copy of our proxy materials, including our annual report to stockholders, to each stockholder of record, we may now generally furnish proxy materials, including our annual report to stockholders, to our stockholders on the Internet.

On or about March 26, 2010, we will begin mailing Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") to our stockholders, except as noted below. If you receive the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials, including our annual report to stockholders. Instead, the E-Proxy Notice instructs you as to how you may access and review all of the important information contained in the proxy materials, including our annual report to stockholders. The E-Proxy Notice also instructs you as to how you may submit your proxy on the Internet. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, including our annual report to stockholders, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

- *Stockholders who have previously signed up to receive proxy materials on the Internet:* On or about March 26, 2010, we will send electronically a notice to those stockholders that have previously signed up to receive their proxy materials and other stockholder communications on the Internet instead of by mail.
- *Stockholders who have previously signed up to receive all future proxy materials in printed format by mail:* On or about March 26, 2010, we will begin mailing printed copies of our proxy materials, including our annual report to stockholders, to all stockholders who previously submitted a valid election to receive all future proxy materials and other stockholder communications in written format.

What is being voted upon at the meeting?

The election of eight directors for a one-year term, the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2010, the approval of the Stockholder Rights Plan, the approval of the material terms of the performance goals included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan, and a stockholder proposal are being voted on at the meeting. We are not aware of any other matters to be presented to the meeting; however, the holders of the proxies will vote in their discretion on any other matters properly presented.

How does the Board of Directors recommend I vote?

Our Board of Directors unanimously recommends that you vote:

1. FOR each of the nominees to the Board of Directors;
2. FOR ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2010;

3. FOR approval of the Stockholder Rights Plan;
4. FOR approval of the material terms of the performance goals included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan; and
5. AGAINST the stockholder proposal.

How do I give voting instructions?

You may give your voting instructions by the Internet (see the instructions at www.ProxyVote.com), by telephone, by mail or in person at the meeting. Instructions on how to vote are on the proxy form and on the Notice of Internet Availability of Proxy Materials. If you vote by proxy, the individuals named on the proxy card (your proxies) will vote all properly executed proxies that are delivered pursuant to this solicitation and not subsequently revoked in accordance with your voting instructions. If you hold shares through a bank or broker, please refer to your proxy card or the information forwarded by your bank or broker to see which options are available to you.

Can I change my vote?

Yes, you may revoke your proxy by submitting a subsequent proxy, by voting in person at the meeting, or by a written request received by Mirant's Corporate Secretary prior to the Annual Meeting.

Who is entitled to vote at the meeting?

All stockholders of record as of the close of business on the record date of March 8, 2010, may vote. On that date, there were 143,947,290 shares of Mirant Corporation common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

How much does each share count?

Each share counts as one vote. No cumulative voting rights are authorized, and dissenters' rights are not applicable to these matters.

What happens if I sign and return my proxy card but do not provide voting instructions?

If you return a signed card but do not provide voting instructions, your shares will be voted FOR all eight director nominees, FOR the ratification of the appointment of our independent registered public accounting firm for 2010, FOR approval of the Stockholder Rights Plan, FOR approval of the material terms of the performance goals included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan, and AGAINST the stockholder proposal.

Will my shares be voted if I do not vote by using the Internet, by telephone or by signing and returning my proxy card?

If you hold your shares directly and not in street name through a bank or broker, and do not vote your shares using the Internet, by telephone or by signing and returning a proxy card, then your shares will not be voted and will not count in deciding the matters presented for stockholder consideration at the Annual Meeting.

If your shares are held in street name through a bank or broker, your bank or broker may vote your shares under certain circumstances if you do not provide voting instructions before the Annual Meeting, in accordance with New York Stock Exchange rules that govern banks and brokers. These circumstances include "routine matters," such as the ratification of the appointment of our independent registered public accounting firm and the material terms of the performance goals of the 2005 Omnibus Incentive Compensation Plan described in this Proxy Statement. Thus, with respect to these matters, if you do not vote your shares, your bank or broker may vote your shares on your behalf. On non-routine matters, such as the election of directors, the Stockholder Rights Plan and the stockholder proposal described in this Proxy Statement, a bank or broker may not cast a vote, absent specific voting instructions from you. This is referred to as a "broker non-vote" in this Proxy Statement.

What constitutes a "quorum" for the meeting?

A quorum consists of a majority of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy. A quorum is necessary to conduct business at the Annual Meeting. For the purpose of determining whether or not a quorum exists, abstentions and broker non-votes are counted as shares present or represented by proxy.

What are the voting requirements for electing members of our Board of Directors?

Directors are elected by a plurality of the votes of the shares entitled to vote at the meeting that are present in person or represented by proxy. This means that the director nominee with the most votes "for" a particular slot is elected for that slot. You may vote "for" or "withhold authority" with respect to the election of directors.

What are the voting requirements for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2010?

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required for the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2010. You may vote "for," "against" or "abstain" with respect to the ratification of the appointment of our independent registered public accounting firm. Abstentions will have the effect of a vote against the ratification of the appointment of our independent registered public accounting firm.

What are the voting requirements for approval of the Stockholder Rights Plan?

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve the Stockholder Rights Plan. You may vote "for," "against" or "abstain" with respect to the Stockholder Rights Plan. Abstentions will have the effect of a vote against the approval of the Stockholder Rights Plan. Broker non-votes will have no effect on the outcome of the vote.

What are the voting requirements for approval of the material terms of the performance goals included in the 2005 Omnibus Incentive Compensation Plan?

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve the material terms of the performance goals included in the 2005 Omnibus Incentive Compensation Plan. You may vote "for," "against" or "abstain" with respect to the material terms of the performance goals included in the 2005 Omnibus Incentive Compensation Plan. Abstentions will have the effect of a vote against the approval of the material terms of the performance goals included in the 2005 Omnibus Incentive Compensation Plan.

What are the voting requirements for approval of the stockholder proposal?

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required to approve the stockholder proposal. You may vote "for," "against" or "abstain" with respect to the stockholder proposal. Abstentions will have the effect of a vote against the approval of the stockholder proposal. Broker non-votes will have no effect on the outcome of the vote.

What does it mean if I get more than one proxy form?

You will receive a proxy form for each account that you have. Please vote proxies for all accounts to ensure that all your shares are voted. You may consolidate multiple accounts through our transfer agent, BNY Mellon Shareowner Services, online at *www.melloninvestor.com* or by calling (866) 463-1222.

Who pays the expense of soliciting proxies?

Mirant pays the cost of soliciting proxies. The officers or other employees of Mirant or its subsidiaries may solicit proxies in person or by telephone, electronic transmission or facsimile transmission. Such officers or other employees will not receive any additional compensation for these activities. We have retained The Altman Group, Inc. to assist in the solicitation of proxies for a fee of approximately $20,000 plus out-of-pocket expenses. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of our common stock.

Will a list of stockholders entitled to vote at the meeting be available?

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at our corporate headquarters on May 6, 2010, and will be accessible for ten days prior to the meeting between the hours of 9:00 a.m. and 5:00 p.m. at our corporate headquarters.

Item No. 1 — Election of Directors

Board Recommendation: Our Board of Directors recommends that you vote FOR election of each of the nominees.

Director and Nominee Information

All of the nominees for director currently are directors of Mirant. The following table sets forth information regarding the names, ages and business experience of the current directors, other directorships held by them, and the length of their service as directors of Mirant. It also sets forth the specific experience, qualifications, attributes or skills of each director that lead the Board to conclude that the person should serve as a director. For a description of our criteria, see "Corporate Governance – Nominating and Governance Committee – Director Nomination Process." Additional biographical information regarding our directors is available on our website at *http://www.mirant.com.*

Unless otherwise instructed, the persons named on the enclosed proxy form will vote each properly executed proxy for the election of the nominees outlined below as directors for a one-year term ending in 2011. If any named nominee becomes unavailable for election, the Board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee.

The affirmative vote of a plurality of shares present and entitled to vote is required for the election of directors. The director nominee with the most votes for a particular slot is elected for that slot.

Name	Age	Position and Experience
Thomas W. Cason	67	Director of Mirant since 2006. Owned and managed five agricultural equipment dealerships until retirement in December 2006 (1991-2006). Former Senior Vice President and Chief Financial Officer (1989-1990) of Baker Hughes Incorporated, a global oilfield services company; various senior management positions (1977-1989) of Baker Hughes Incorporated subsidiaries including those of President, Vice President, Finance and Controller. After retiring from Baker Hughes, he held various executive management positions with Key Tronic Incorporated. He also held a number of auditing positions during his seven-year career with Arthur Young & Company. Mr. Cason is also a director of Transocean Ltd. and was formerly a director of GlobalSantaFe Corporation prior to its merger with Transocean Ltd.

Mr. Cason's extensive financial oversight experience as the Chair of the Audit Committee of Transocean Ltd., the world's largest offshore drilling company, as Chief Financial Officer and an executive with Baker Hughes Incorporated, a global oilfield services company, and as an auditor with a public accounting firm, provides the Board a perspective of someone with direct responsibility for financial and accounting issues as well as an understanding of issues involving fossil fuels.

Name	Age	Position and Experience
A. D. (Pete) Correll	68	Director of Mirant since 2000; Lead Director and Nominating and Governance Committee Chair of Mirant since 2006. Chairman (2007- Present) of Atlanta Equity Investors, LLC, a private equity firm that specializes in recapitalization, outright purchases and growth capital investments in middle markets; Retired Chairman of the Board (1993-2006), Chief Executive Officer (1993-2005), and President (1991-2002) of Georgia-Pacific Corporation, a manufacturer and distributor of building products, pulp and paper. Mr. Correll is also a director of Norfolk Southern Corporation and SunTrust Banks, Inc.

Mr. Correll's 12 years of experience as Chairman of the Board and Chief Executive Officer of Georgia-Pacific Corporation, a manufacturer and distributor of building products, pulp and paper, and his tenure on Mirant's Board since 2000, provide the Board with insight into the historical issues Mirant has faced as well as a perspective on best practices in corporate governance and executive leadership, and balances the Board's significant financial experience with the perspective of a chief executive. Mr. Correll's extensive service on the boards of other large public companies, including his service as chair of the compensation committees at Norfolk Southern and SunTrust and service on the nominating and governance committees of those companies, provides the Board with compensation and corporate governance expertise.

Name	Age	Position and Experience
Terry G. Dallas	59	Director of Mirant since 2006. Former Executive Vice President and Chief Financial Officer (2000-2005) of Unocal Corporation, an oil and gas exploration and production company prior to its merger with Chevron Corporation.

Mr. Dallas' experience as Chief Financial Officer of a petroleum company provides the Board a perspective of someone with direct responsibility for financial and accounting issues as well as an understanding of issues involving fossil fuels.

Thomas H. Johnson	60	Director of Mirant since 2006. Managing Partner (2005-Present) of THJ Investments, LP, a private investment entity, and Chief Executive Officer (2009-Present) of The Taffrail Group, LLC, a private strategic advisory firm. Retired Chairman (2000-2005) and President and Chief Executive Officer (1997-2005) of Chesapeake Corporation, a specialty packaging manufacturer; Former President and Chief Executive Officer (1989-1997) of Riverwood International, an integrated forest products company. He is also a director of Coca-Cola Enterprises Inc, Universal Corporation and ModusLink Global Solutions, Inc. and was formerly a director of Superior Essex Inc.

Mr. Johnson's more than 15 years of experience as a chief executive of several large corporations and extensive service on the boards of leading multinational corporations provides the Board a valuable perspective on governance best practices and executive leadership, and balances the Board's significant financial experience with the perspective of a chief executive. Mr. Johnson's service on the boards of other large public companies, including such companies' audit, nominating and governance, and compensation committees, provides our Board with financial, operational and strategic expertise.

John T. Miller	63	Director of Mirant since 2006. Former Chief Financial Officer (1998-2001) and Chief Executive Officer and director (2001-2005) of American Ref-Fuel Company, an operator of waste-to-energy generation facilities in the northeastern United States. Mr. Miller is also a director of Highstar Waste Holdings Corp., Future Fuels LLC and Advanced Disposal Services, Inc.

Mr. Miller's experience as a Chief Financial Officer, Chief Executive Officer and director of various energy companies provides the Board with insight into the unique concerns of a company involved in energy generation. Mr. Miller brings significant operational, financial and corporate governance experience to our Board.

Edward R. Muller	58	Chairman, President and Chief Executive Officer of Mirant since 2005. Former President and Chief Executive Officer (1993-2000) of Edison Mission Energy, a California-based independent power producer. Mr. Muller is also a director of Transocean Ltd. and was previously a director of GlobalSantaFe Corporation prior to its merger with Transocean Ltd.

Mr. Muller's day-to-day leadership as Chief Executive Officer of Mirant provides him with deep knowledge of our challenges, opportunities and operations. With over 18 years of energy industry experience, Mr. Muller is very qualified to lead our management team and provide essential insight and guidance to our Board.

Name	Age	Position and Experience
Robert C. Murray	64	Director of Mirant since 2006; Audit Committee Chair of Mirant since 2009. Former Chairman (2002-2004) and Interim Chief Executive Officer (2002-2003) of Pantellos Corporation, an e-commerce procurement marketplace for the utility industry, and former Chief Financial Officer (1992-2001) of Public Service Enterprise Group, an energy and energy services company. Mr. Murray also served as a Managing Director of Morgan Stanley & Co., Inc (1987-1991).

Mr. Murray's extensive leadership and financial experience, as Chief Financial Officer and an investment banker in the energy and energy services industries, provides the Board with insight into the challenges facing energy companies.

Name	Age	Position and Experience
William L. Thacker	64	Director of Mirant since 2006; Compensation Committee Chair of Mirant since 2009. Former President, Chief Executive Officer, Chairman and Advisor to the President and Chief Executive Officer (1992-2002) of Texas Eastern Products Pipeline Company, LLC, owner and operator of petroleum product pipelines in the United States. He is also Chairman of the Board and a director of Copano Energy, LLC and a director of Kayne Anderson Energy Development Co. and was formerly a director of Pacific Energy Partners, L.P.

Mr. Thacker's experience as President and Chief Executive Officer of a petroleum product pipeline company provides our Board with insight into the unique concerns of an energy company, and balances the Board's significant financial experience with the perspective of a chief executive. His experience serving on the boards of three other energy companies brings operational and corporate governance expertise to the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE EIGHT NOMINEES LISTED ABOVE.

Corporate Governance

Board Structure and Leadership

Our current Board of Directors consists of nine directors who have diverse backgrounds and experience and is chaired by Edward R. Muller, our President and Chief Executive Officer. Mr. Muller was elected as Chairman of the Board, President and Chief Executive Officer on September 30, 2005. Mr. Correll originally joined our Board of Directors on October 3, 2000. The other individuals listed above were originally appointed as directors on January 3, 2006, in conjunction with our emergence from bankruptcy. All members of the current Board were re-elected at our 2009 Annual Meeting of Stockholders on May 7, 2009. Each director serves a one-year term and is subject to annual election. On February 25, 2010, Mr. Quain, a director and member of the Compensation Committee, notified our Board of Directors of his intent to retire at the conclusion of his term as director at our 2010 Annual Meeting of Stockholders on May 6, 2010.

Mr. Correll serves as our lead independent director. In this role, he coordinates the activities of the other non-management directors, serves as Chair of the Nominating and Governance Committee, develops the agendas for and serves as Chair of the executive sessions of the meetings of the non-management directors and serves as the liaison between the non-management directors and the Chairman of the Board.

Our Board of Directors combined the role of Chairman of the Board with the role of Chief Executive Officer because the Board thinks that this structure, coupled with a lead independent director, provides an efficient and effective leadership model for the Company. Combining the Chairman and Chief Executive Officer roles eliminates the potential for confusion or duplication of efforts, facilitates information flow between management and the Board, and fosters clear accountability, effective decision-making, and alignment on corporate strategy. To assure effective independent oversight, the Board has adopted a number of governance practices, including:

- a strong, independent, clearly-defined lead independent director role;
- independent, experienced chairs of the Board's Audit, Compensation and Nominating and Governance committees;
- executive sessions of the non-management directors at least quarterly, presided over by the lead independent director; and
- annual performance evaluations of the Chairman and Chief Executive Officer by the non-management directors.

The Board periodically reviews its leadership structure and recognizes that the Company's leadership requirements and Board composition may change over time. However, the Board thinks that the current structure is best for our Company at this time.

The Board of Directors met eight times in 2009 and the non-management Directors met in executive session four times in 2009. No director attended fewer than 75% of the total of the Board meetings and the meetings of the committees upon which he served. All directors were present at our 2009 Annual Meeting of Stockholders held at our corporate headquarters on May 7, 2009.

Risk Oversight

The Board is responsible for overseeing our risk management. The Board has delegated certain of those responsibilities to the Audit Committee. The Audit Committee is charged by the Board of Directors with oversight of the risk management of our commercial activities and enterprise risk management. We have an enterprise risk management program overseen by our Chief Risk Officer, who reports directly to the Chief Financial Officer and chairs our Risk Oversight Committee. The Risk Oversight Committee was established by the Audit Committee to assist in the execution of its risk oversight responsibilities. The Audit Committee reviews and discusses with management, our independent auditor, the Vice President of Internal Audit and the Chief Risk Officer our policies for assessing and managing significant risks and exposures and assesses the actions management has taken to manage such risks and exposures. Periodically, the Audit Committee receives reports from the Risk Oversight Committee, including an annual review of our business risk profile, which highlights and prioritizes for the Audit Committee the areas of risk requiring additional focus.

The Audit Committee's oversight of our internal audit function provides it with ongoing reporting related to the design adequacy and operating effectiveness of risk management activities. The Audit Committee reviews and approves the annual internal audit plan, which is linked to our business risk profile. The Audit Committee also receives all internal audit reports, which provide an opinion regarding whether the underlying risks in the area under review are being managed to an acceptable level. Any concerns submitted through the Company's compliance and ethics help line regarding the Company's business conduct, including accounting or financial concerns, are reviewed by the Audit Committee. While the Audit Committee is charged by the Board with oversight of our enterprise risk management, the full Board and its other committees provide risk oversight as well. For example, strategic risks are overseen by the full Board; compensation risks are overseen by the Audit and Compensation Committees; financial and related risks are overseen by the Audit Committee; and risks associated with the independence of the Board of Directors and potential conflicts of interest are managed by the Nominating and Governance Committee. Additionally, the Nominating and Governance Committee has assumed the oversight of the compliance program and environmental, health and safety risks. Management regularly reports on each such risk to the relevant Board committee or the full Board.

The Chief Executive Officer's involvement in our day-to-day operations and management of our risks, coupled with his role as Chairman of the Board, provide the Board with a direct line of sight on risk management.

Corporate Governance Guidelines and Committee Charters

The Board of Directors has adopted Corporate Governance Guidelines and charters for the Audit, Compensation, and Nominating and Governance Committees that comply with applicable laws and regulations and the listing standards of the New York Stock Exchange. The Corporate Governance Guidelines describe the qualifications and role of the Board and outline the responsibilities of the directors. They provide that the Board will conduct an annual evaluation to assess and enhance its effectiveness, and the Guidelines direct non-management directors to meet in executive session at least quarterly, with our lead independent director presiding at these sessions. Under the Guidelines, directors are expected to attend our Annual Meeting of Stockholders. The Corporate Governance Guidelines and all three committee charters are posted on our website at *http://www.mirant.com*.

Evaluation of Chief Executive Officer

The Compensation Committee formally evaluates the Chief Executive Officer's performance annually and reviews the evaluation with the non-management directors. After receiving feedback from the non-management directors, the Chair of the Compensation Committee reviews the evaluation with the Chief Executive Officer. The evaluation is based upon objective criteria including Company performance and the Chief Executive Officer's achievement of goals previously approved by the Compensation Committee. The evaluation is used by the Compensation Committee in determining the compensation of the Chief Executive Officer.

Succession Management and Election of Officers

The Chief Executive Officer reports annually, first to the Compensation Committee, and then to an executive session of the Board, on succession planning. The Chief Executive Officer also makes available, on a continuing basis, the Chief Executive Officer's recommendation concerning who should assume the Chief Executive Officer's role in the event the Chief Executive Officer becomes unable to perform his duties.

Director Independence

The Board has determined that each of the following non-management directors is independent under applicable New York Stock Exchange listing standards and our Corporate Governance Guidelines: Thomas W. Cason, A.D. (Pete) Correll, Terry G. Dallas, Thomas H. Johnson, John T. Miller, Robert C. Murray, John M. Quain, and William L. Thacker. Each director designated as independent has no material relationship with the Company that would impair his independence. This determination was based upon the recommendation of the Nominating and Governance Committee and all relevant facts and circumstances appropriate for consideration in the judgment of the Board. As described in the Corporate Governance Guidelines, the Board applies the following standards in assessing independence:

(1) No director can qualify as independent if he or she has a material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company.

(2) A director is not independent if:

- (i) The director is, or has been within the last three years, an employee of the Company, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company.
- (ii) The director, or an immediate family member of the director, has received during any 12-month period during the last three years more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). Compensation received by an immediate family member for service as an employee (other than an executive officer) is not considered for purposes of this standard.
- (iii) (A) The director is a current partner or employee of a firm that is the company's internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the company's audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company's audit within that time.
- (iv) The director, or an immediate family member of the director, is, or within the last three years has been, employed as an executive officer of another company where any of the Company's present executive officers serves or served at the same time on that company's compensation committee.
- (v) The director is a current employee, or has an immediate family member who is a current executive officer, of another company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross annual revenues.
- (vi) The director is, or in the past three years has been, an executive officer of a charitable organization to which the Company made contributions in an amount which in any single fiscal year exceeds the greater of $1 million or 2% of such charitable organization's consolidated gross annual revenues.

Related Person Transactions

Review and Approval of Related Person Transactions

Our Nominating and Governance Committee is responsible for reviewing and approving any related person transactions by the Company. Mirant's legal department has adopted written policies and procedures to track and assess relationships and transactions to which the Company and our directors and executive officers or their immediate family members are parties to determine if they have a direct or indirect material interest in the transaction. At the first scheduled Nominating and Governance Committee meeting each calendar year, management identifies for the Committee any related person transactions to be entered into for that calendar year, including the proposed aggregate value of such transactions. All related person transactions must be approved by the Nominating and Governance Committee and must be on terms comparable to those that could be obtained in arms-length dealings with an unrelated third party.

Related Person Transactions

There were no reportable transactions between the Company and related persons in 2009.

Stockholder Communications Policy

Stockholders and other interested parties who wish to send communications to our Board of Directors or non-management directors may do so by writing to the Board in care of our Corporate Secretary, Mirant Corporation, 1155 Perimeter Center West, Atlanta, Georgia 30338-5416. We have also established the following email addresses to which communications intended for directors may be sent and have provided links to these addresses on our website: *directors@mirant.com* (to the directors as a group) and *independentdirectors@mirant.com* (to the non-management directors as a group). The Board has instructed the Corporate Secretary to assist the Board in reviewing all communications received as follows:

- Customer, vendor or employee complaints will be investigated by management and a log of such complaints will be provided to the Chair of the Nominating and Governance Committee.
- Communications containing complaints regarding accounting, internal control or auditing matters will be investigated in accordance with the procedures established by the Audit Committee.
- Solicitations for periodicals or other subscriptions, surveys and business solicitations, and other similar communications generally will not be forwarded to the directors.

Except as described above, the Corporate Secretary will forward (i) written communications addressed to the full Board to the Chairman of the Board; (ii) written communications addressed to the non-management directors to the lead independent director; and (iii) written communications addressed to any individual director or directors to the individual(s) to whom the communication is directed. However, materials that are unduly hostile, threatening, illegal or similarly unsuitable generally will not be forwarded.

Committee Membership

The Board of Directors has standing Executive, Compensation, Nominating and Governance, and Audit Committees. Provided below is information about the membership, responsibilities, and actions of these committees during 2009.

Executive Committee

The Executive Committee is composed of four members – Edward R. Muller, A.D. (Pete) Correll, Robert C. Murray and William L. Thacker. It was established for the sole purpose of authorizing and approving transactions and commitments for power, fuel, emissions and related fuel storage and transportation agreements that exceed the authority delegated by the Board of Directors to the Chief Executive Officer. The Executive Committee did not meet during 2009.

Compensation Committee

The Compensation Committee is composed of three members – William L. Thacker, A.D. (Pete) Correll, and John M. Quain. Mr. Thacker serves as the Chair of the committee. The current members were appointed by the

Board of Directors on May 7, 2009. From January 1, 2009 to May 7, 2009, Thomas H. Johnson, A.D. (Pete) Correll and William L. Thacker served on the committee with Mr. Johnson serving as Chair of the committee. Upon recommendation of the Nominating and Governance Committee, the Board of Directors determined that each member of the Compensation Committee meets the independence requirements of the New York Stock Exchange and our Corporate Governance Guidelines.

The Compensation Committee met six times in 2009 and met five times in executive session at those meetings. The Chief Executive Officer, the General Counsel, the Vice President, Administration, the Assistant Corporate Secretary and the Director of Compensation and Benefits attend Compensation Committee meetings as representatives of the Company.

The Compensation Committee is responsible for establishing and administering the compensation and benefits programs for our named executive officers. The key responsibilities of the Compensation Committee are:

- Oversight of compensation philosophy, amounts, plans, and policies;
- Evaluation of the performance of officers at the level of Senior Vice President and above and approval of their compensation;
- Administration of executive compensation plans;
- Review of management succession plans; and
- Recommendation of compensation for non-management directors.

A copy of the Compensation Committee Charter is available on our website at *http://www.mirant.com*. In addition to outlining the Committee's governance and responsibilities, the Charter grants the Compensation Committee the authority to engage independent counsel and other outside advisors.

Compensation Committee Interlocks and Insider Participation

All members of our Compensation Committee during 2009 were independent directors, and none was an employee or former employee of the Company. During 2009, none of our executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of three members – A.D. (Pete) Correll, Thomas W. Cason, and Thomas H. Johnson. Mr. Correll serves as the Chair of the committee. The current members were appointed by the Board of Directors on May 7, 2009. From January 1, 2009 to May 7, 2009, A.D. (Pete) Correll, Terry G. Dallas and John M. Quain served on the committee, with Mr. Correll serving as Chair of the committee. The Board of Directors determined that each of the members of the Nominating and Governance Committee meets the independence requirements of the New York Stock Exchange and our Corporate Governance Guidelines. The Nominating and Governance Committee met four times during 2009 and met in executive session in each of those meetings. The key responsibilities of the Nominating and Governance Committee are:

- Recommendation and implementation of the Corporate Governance Guidelines;
- Recommendation to the Board of Directors regarding the composition of the Board and the composition of Board committees;
- Oversight of Mirant's compliance with its Code of Ethics and Business Conduct and review and discussion with management and the General Counsel of legal and regulatory requirements, compliance matters and material litigation; and

- Assistance of the Board in identifying qualified individuals to become Board members and recommendation to the Board regarding the selection of director nominees for election at the annual meeting of stockholders, assessment of director independence and evaluation of Board effectiveness.

The Nominating and Governance Committee Charter grants the Committee the authority to engage independent counsel and other outside advisors. Management, under the oversight of the Nominating and Governance Committee, is responsible for establishing and maintaining a system to ensure compliance with the Corporate Governance Guidelines and the Code of Ethics and Business conduct. A copy of the Nominating and Governance Committee Charter is available on our website at *http://www.mirant.com*.

Director Nomination Process

The Nominating and Governance Committee is responsible for identifying qualified individuals to become Board members. The Nominating and Governance Committee will consider written nominations from stockholders for director candidates if submitted in accordance with the below procedures. However, acceptance of a recommendation for consideration does not imply that the Nominating and Governance Committee will nominate the recommended candidate. Stockholders making a director nominee recommendation must submit a written notice to the Corporate Secretary, Mirant Corporation, 1155 Perimeter Center West, Atlanta, Georgia 30338-5416. Recommendations submitted for consideration by the Nominating and Governance Committee in preparation for the 2011 Annual Meeting of Stockholders must be received by November 26, 2010, and must contain the following information: (a) the name and address of the recommending stockholder; (b) the name and address of the person to be nominated; (c) a representation that the stockholder is a holder of Mirant's common stock entitled to vote at the meeting; (d) a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications; (e) information regarding the candidate that would be required to be included in a Proxy Statement filed in accordance with the rules of the Securities and Exchange Commission (the "SEC"); and (f) the candidate's written, signed consent to serve if elected. The Nominating and Governance Committee will evaluate candidates recommended by stockholders based on the same criteria it uses to evaluate candidates from other sources.

The Corporate Governance Guidelines, as approved by the Board of Directors and posted on our website, set forth qualifications and criteria for our directors and require that the assessment of potential candidates include independence, business and professional experience (including current public company boards on which a nominee serves), ability to devote sufficient time to the affairs of Mirant, and characteristics of the current Board of Directors, including diversity. While the Nominating and Governance Committee does not have a formal policy regarding diversity and our Corporate Governance Guidelines do not define "diversity," the Nominating and Governance Committee generally seeks a diversity of geographic location, education, viewpoints, age, gender, race and skills (such as financial expertise and experience in the energy industry). The Nominating and Governance Committee's process includes identification of director candidates and evaluation of the candidates based on the Corporate Governance Guidelines and the following minimum qualifications:

- the highest ethics, integrity and values;
- an outstanding personal and professional reputation;
- professional experience that adds to the mix of the Board as a whole;
- the ability to exercise independent business judgment;
- freedom from conflicts of interest;
- demonstrated leadership skills; and
- the willingness and ability to devote the time necessary to perform the duties and responsibilities of a director.

The Committee's selection process also provides for engagement of third party search firms, interviews with various members of the Committee, the Board and management, and an evaluation of each individual in the context of the Board as a whole, applying the criteria that it deems appropriate. The final selection of nominees is made by the Board of Directors.

Alternatively, stockholders intending to appear at our Annual Meeting of Stockholders in order to nominate a candidate for election at the meeting (in cases where the Board of Directors does not intend to nominate the candidate or where the Nominating and Governance Committee was not required to consider his or her candidacy) must comply with the requirements described below as set forth in *Article II, Section 11A* of the Company's Bylaws, which may be found on our website at *http://www.mirant.com*. For nominations of candidates for election to the Board of Directors to be properly brought for our Annual Meeting of Stockholders, notice of such nomination must be received by our Corporate Secretary no earlier than the close of business on the 120th day, and no later than the close of business in the 90th day, prior to the first anniversary of the prior year's annual meeting. Accordingly, for the 2011 Annual Meeting of Stockholders, the Corporate Secretary must receive the proposal no earlier than January 6, 2011, and no later than February 5, 2011; provided however, if and only if the 2010 Annual Meeting is not scheduled to be held between April 6, 2011 and July 15, 2011, such stockholder's notice must be delivered to our Corporate Secretary by the tenth day following the day on which the date of the 2011 Annual Meeting is publicly announced. The advance notice of the nomination must contain certain information specified in the Company's Bylaws, including information concerning the nominee and the stockholder proponent. The foregoing description is only a summary of the requirements of the Company's Bylaws. Stockholders intending to submit a nomination for the 2011 Annual Meeting of Stockholders must comply with the provisions specified in the Company's Bylaws.

Audit Committee

The Audit Committee is composed of three members – Robert C. Murray, Terry G. Dallas and John T. Miller. Mr. Murray serves as the Chair of the committee. The current members were appointed by the Board of Directors on May 7, 2009. From January 1, 2009 to May 7, 2009, Thomas G. Cason, John T. Miller and Robert C. Murray served on the committee, with Mr. Cason serving as Chair of the committee. Upon recommendation of the Nominating and Governance Committee, the Board of Directors determined that each member of the Audit Committee (i) meets the independence requirements of the New York Stock Exchange, SEC regulations and our Corporate Governance Guidelines and (ii) is financially literate and qualifies as an "audit committee financial expert" as defined in the SEC regulations. The Board has adopted a written charter for the Audit Committee, which is available on our website at *http://www.mirant.com*.

The Audit Committee met five times during 2009. The Audit Committee met in executive session and had separate private discussions with the independent registered public accounting firm and the Vice President of Internal Audit at each regularly scheduled meeting. The key responsibilities of the Audit Committee are:

- Oversight of Mirant's financial reporting process and oversight of the quality and integrity of Mirant's financial statements;
- Oversight of Mirant's relationship with its independent registered public accounting firm and sole authority and responsibility to select, evaluate and, where appropriate, replace the independent registered public accounting firm, which reports directly to the Audit Committee;
- Pre-approval of all audit and permitted non-audit services to be provided by the independent registered public accounting firm as well as the compensation, fees and terms for such services;
- Review of the annual internal audit program, major findings and recommendations resulting from internal audits and oversight of the Vice President of Internal Audit, who reports to the Audit Committee;

- Review with management and the General Counsel of legal, regulatory and compliance matters that may have a material impact on the financial statements or involve concerns regarding accounting or auditing matters and establishment of procedures related to such concerns; and
- Review with management and the independent registered public accounting firm of the policies for assessing and managing significant risks to the Company.

The Audit Committee Charter grants the Audit Committee the authority to engage independent counsel and other outside advisors. Following the consideration of the qualifications of the members of the engagement team and formal responses from the independent registered public accounting firm as to its independence, staffing plans and quality controls, the Audit Committee selected KPMG LLP as independent registered public accounting firm for 2010, subject to ratification by the stockholders at the Annual Meeting.

Audit Committee Report

The Audit Committee is responsible for overseeing the Company's financial reporting process, including supervising Mirant's relationship with its independent registered public accounting firm, KPMG LLP, which reports directly to the Committee. The Audit Committee (i) assists the Board in its oversight of the quality and integrity of Mirant's financial statements, including the financial reporting process and systems of internal control over financial reporting; (ii) is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm; and (iii) reviews the appointment, replacement and compensation of the Vice President of Internal Audit, who reports to the Committee.

In discharging its duties and responsibilities, the Audit Committee has:

- reviewed and discussed with management and the independent registered public accounting firm Mirant's audited financial statements for the year ended December 31, 2009;
- discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- reviewed and discussed with management and the independent registered public accounting firm management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's evaluation of the Company's internal control over financial reporting;
- received from the independent registered public accounting firm a formal written statement describing all relationships with Mirant that might affect its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accounting firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm its independence;
- considered whether the provision of non-audit services is compatible with maintaining the independent registered public accounting firm's independence; and
- concluded that the independent registered public accounting firm is independent from the Company and its management.

Management, under the oversight of the Audit Committee, is responsible for establishing and maintaining a system of internal control over financial reporting and for preparing the Company's financial statements and reports in accordance with U.S. generally accepted accounting principles. Management represented to the Committee that the Company's annual financial statements were prepared in accordance with U.S. generally accepted accounting principles.

The independent registered public accounting firm is responsible for auditing the financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion on the conformity of the Company's annual financial statements to U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm expresses an opinion on the effectiveness of the Company's internal control over financial reporting.

In reliance on the reviews and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Mirant's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

Submitted on March 26, 2010 by the members of the Audit Committee of the Company's Board of Directors:

Robert C. Murray, Chair
Terry G. Dallas
John T. Miller

Audit and Non-Audit Fees

Principal Accountant Fees and Services

The following table presents fees for professional audit services and other services rendered by KPMG LLP (in thousands):

	2009	2008
Audit Fees (1)	$5,504	$5,854
Audit-Related Fees (2)	—	573
Tax Fees	—	—
All Other Fees (3)	251	—
Total	$5,755	$6,427

(1) Audit fees and expenses represent fees billed and expected to be billed for professional services rendered in connection with (a) audits and reviews of the 2009 and 2008 Mirant Corporation consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board; (b) audits of various Mirant subsidiary financial statements required by statute or regulation; and (c) consultations on accounting matters reflected in the financial statements.

(2) Audit-related fees represent fees billed for professional services rendered in connection with (a) audits of Mirant's employee benefit plans; (b) document production in connection with legal subpoenas related to various Mirant litigation matters; and (c) for 2008, our response to an SEC comment letter related to our 2007 Annual Report on Form 10-K.

(3) All other fees include services related to an International Financial Reporting Standards (IFRS) readiness assessment project.

Audit Committee Pre-Approval

The Audit Committee has pre-approved all audit services and permitted non-audit services provided by the independent registered public accounting firm, and the compensation, fees and terms for such services. The Committee also has approved an Independent Auditor Policy that requires Audit Committee pre-approval of audit services provided by the independent registered public accounting firm and any changes in terms and compensation resulting from changes in audit scope, company structure or other matters. The Policy also requires annual approval by the Audit Committee or its Chair, the independent registered public accounting firm's lead partner, and Mirant's Chief Financial Officer or Controller of the compensation and terms of service for any permitted non-audit services provided by the independent registered public accounting firm. Any proposed non-audit services exceeding the pre-approved fee levels previously approved by the Audit Committee or its Chair require pre-approval by the Audit Committee or its Chair. The Controller reports quarterly to the Audit Committee on the services performed and fees incurred by the independent registered public accounting firm for audit and permitted non-audit services during the prior quarter.

Item No. 2 — Ratification of Independent Registered Public Accounting Firm

Board Recommendation: Our Board of Directors recommends that you vote FOR ratification of the appointment of KPMG LLP as independent registered public accounting firm for 2010.

The Audit Committee of the Board appointed KPMG LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010. Although not required by our Bylaws, the Board is submitting the appointment of KPMG LLP to our stockholders for ratification.

If this proposal is not ratified at the Annual Meeting, the Audit Committee will reconsider its appointment of KPMG LLP as Mirant's independent registered public accounting firm for 2010.

Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

Item No. 3 — Approval of the Stockholder Rights Plan

Board Recommendation: Our Board of Directors recommends that you vote FOR approval of the Stockholder Rights Plan.

Our Board of Directors is asking stockholders to approve the Stockholder Rights Plan, originally adopted by the Board on March 26, 2009, and amended on February 25, 2010. The amendment extends the stated expiration date of the Stockholders Right Plan to February 25, 2020, provided that the Stockholder Rights Plan, as amended, is now subject to a binding stockholder vote. Under the amended Stockholder Rights Plan, unless such approval is obtained by February 25, 2011, which is one year from the date of effectiveness of the Rights Plan, the Rights Plan will automatically expire on that date.

Background and Reasons For Proposal

The amended Stockholder Rights Plan is designed to deter certain acquisitions of our common stock which, due to the impact of IRC Section 382, could otherwise adversely affect our ability to use our net operating losses ("NOLs") for income tax purposes. Section 382 restricts the use of NOLs if we experience an "ownership change" even if the "ownership change" results from normal market trading and market volatility that are outside our control, as well as from mergers and acquisitions.

At December 31, 2009, we had approximately $2.7 billion of federal NOL carry forwards. These NOL carry forwards, which originated in 2002, 2003, 2004 and 2006, if not utilized to reduce taxable income in future periods, will expire in 2023, 2024, 2025 and 2027, respectively. We have utilized NOLs to offset income tax obligations in each of the years ended December 31, 2009, 2008, 2007 and 2005. Because the amount and timing of our future taxable income, if any, cannot be accurately predicted, we cannot estimate the exact amount of NOLs that can ultimately be used to reduce our income tax liability. Although we are unable to quantify an exact value, we believe the NOLs are a very valuable asset and our Board of Directors believes it is in our best interests to attempt to deter the imposition of limitations on their use by adopting the amended Stockholder Rights Plan. By comparison, our equity market capitalization as of March 8, 2010 was approximately $1.8 billion.

The benefit of the NOLs to us could be significantly delayed, reduced or eliminated if we were to experience an "ownership change" as defined in Section 382 of the IRC. An "ownership change" can occur through one or more acquisitions or dispositions (including normal market trading) of our common stock, whether occurring contemporaneously or pursuant to a single plan, if the result of such acquisitions is that the percentage of our outstanding common stock held by stockholders or groups of stockholders owning at least 5% of our common stock, as determined under Section 382, is more than 50 percentage points higher than the lowest percentage of our outstanding common stock held by such stockholders or groups within the prior three-year period. If that were to happen, we would be limited in the amount of NOLs we could use to offset our taxable income subsequent to this "ownership change." The annual limit calculation under Section 382 on the use of NOLs is impacted by the aggregate value of our outstanding equity immediately prior to the "ownership change" and the federal long-term tax-exempt interest rate in effect for the month of the "ownership change." This means that if an "ownership change" occurs, the lower the market price of our common stock at the time, the lower the NOL limit and the greater the risk of our being subject to a material annual NOL limitation.

If, following a Section 382 "ownership change" we were to have taxable income in excess of the NOL limitations, we would not be able to offset the excess income with NOLs, thereby resulting in current cash taxes. Although any loss carry forwards not used as a result of any Section 382 limitation would remain available to offset income in future years (again, subject to the Section 382 limitation) until the NOLs expire, any "ownership change" could significantly defer the utilization of the loss carry forwards and accelerate payment of federal income tax and cause some of the NOLs to expire unused. Because the aggregate value of our outstanding common stock and the federal long-term tax-exempt interest rate fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of our taxable income that could be offset by such loss carry forwards were an "ownership change" to occur in the future, but such limitation could be material. To the extent that we are unable to offset taxable income with NOLs, we would have less cash available for other corporate purposes including investing in growth.

We experienced an "ownership change" in the third quarter of 2008. Currently, we do not believe that we have experienced an "ownership change" since the third quarter of 2008, but calculating whether an "ownership change" has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as the limited knowledge and timeliness of the information that a publicly traded company can have about the ownership of and transactions in its securities. We and our advisors have analyzed the information available, along with various scenarios of possible future changes of ownership. In light of this analysis, our current stock price and daily trading volume, we concluded that if we were to take no action, we would run a serious risk of undergoing a Section 382 "ownership change." We believe the amended Stockholder Rights Plan substantially reduces this risk.

Section 382 Ownership Calculations

As set forth above, an "ownership change" can occur through one or more acquisitions or dispositions (including normal market trading) if the result of such acquisitions is that the percentage of our outstanding common stock held by stockholders or groups of stockholders owning at least 5% our common stock, as determined under Section 382, is more than 50 percentage points higher than the lowest percentage of our outstanding common stock owned by such stockholders or groups within the prior three-year period. The amount of the change in the percentage of stock ownership (measured as a percentage of the value of our outstanding shares rather than voting power) of each 5-percent stockholder is computed separately, and each such increase is then added together with any other such increases to determine whether an "ownership change" has occurred.

For example, if a single investor acquired 50.1% of our common stock in a three-year period, an "ownership change" would be deemed to occur. Similarly, if ten unrelated persons, none of whom owned our common stock, each acquired slightly over 5% of our common stock within a three-year period (so that such persons owned, in the aggregate, more than 50%), an "ownership change" would be deemed to occur.

In determining whether an "ownership change" has occurred, the rules of Section 382 are very complex, and are beyond the scope of this summary discussion. Some of the factors that must be considered in making a Section 382 "ownership change" calculation include the following:

- All holders who each own less than 5% of a company's common stock are generally treated as a single public "5-percent stockholder." Transactions in the public markets among stockholders who are not "5-percent stockholders" are generally excluded from the calculation.
- There are several rules regarding the aggregation and segregation of stockholders who otherwise do not qualify as "5-percent stockholders." Ownership of stock is generally attributed to its ultimate beneficial owner without regard to ownership by nominees, trusts, corporations, partnerships or other entities.
- The redemption or buyback of shares by an issuer will increase the ownership of any "5-percent stockholders" (including groups of stockholders who are not themselves "5-percent stockholders") and can contribute to an "ownership change." In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5% to become a "5-percent stockholder," resulting in a five percentage point (or more) change in ownership.
- The determination of a particular stockholder's ownership level may be affected by certain constructive ownership rules, which generally attribute ownership of stock by estates, trusts, corporation, partnerships or other entities to the ultimate indirect individual owner of the shares, or to related individuals.
- A stockholder's acquisition of a very small number of shares can cause such holder to become a "5-percent stockholder" and result in a 5 percentage point (or more) ownership shift.

The amended Stockholder Rights Plan is meant to protect stockholder value by reducing the risk of a Section 382 ownership change, thereby preserving our ability to use the NOLs. Although the amended Stockholder Rights Plan is intended to reduce the likelihood of an "ownership change" that could adversely affect us, we cannot assure that it would prevent all transfers that could result in such an "ownership change." In particular, it would not protect against (1) an "ownership change" that may have occurred prior to the implementation of the Stockholder Rights Plan about which we are not aware due to delays in beneficial ownership reporting by stockholders, or (2) an "ownership change" resulting from sales by certain greater than 5% stockholders that may trigger limitations on our use of NOLs under Section 382.

If the stockholders approve the amended Stockholder Rights Plan, it would expire on February 25, 2020, unless the Rights expire earlier as provided in the amended Stockholder Rights Plan (see "Description of Stockholder Rights Plan – Expiration"). As we describe below, if our Board determines that the amended Stockholder Rights Plan is no longer necessary for the protection of our NOLs, it would expire. We are committed to evaluating a variety of factors that may cause our Board to reach that conclusion, including:

- The ongoing assessment of the estimated ownership shift;
- The potential impact of selling stockholders;
- The potential for legislative relief;
- Market volatility;
- Our stock price;
- Our use of the NOLs and the remaining amount; and
- An acquisition or merger offer.

The following description of the amended Stockholder Rights Plan is qualified in its entirety by reference to the text of the original Stockholder Rights Plan and the amendment, which are attached to this proxy statement as Annex A-1 and Annex A-2, respectively. **We urge you to read carefully each of the Stockholder Rights Plan and the amendment in its entirety as the discussion below is only a summary of the material terms of the Stockholder Rights Plan.**

Description of Stockholder Rights Plan

On February 25, 2010, we entered into an amendment to the original Stockholder Rights Plan with Mellon Investor Services LLC, as Rights Agent, dated as of March 26, 2009. The amended Stockholder Rights Plan is intended to deter acquisitions of our common stock (the "Common Stock") that would potentially limit our ability to use our net operating loss carry forwards and any built in losses to reduce potential future federal income tax obligations.

Under the amended Stockholder Rights Plan, from and after the record date of April 6, 2009, each share of Common Stock has carried with it one preferred share purchase right (a "Right"), and will continue to carry with it one Right until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of the outstanding Common Stock without the approval of our Board. Stockholders that owned 4.9% or more of the outstanding Common Stock as of the close of business on March 26, 2009, will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock (a) representing two-tenths of one percent (0.2%) or more of the shares of Common Stock then outstanding (if they have continuously owned 5.0% or more of the Common Stock since March 26, 2009) or (b) that are in an amount that would result in such stockholders owning 5% or more of the Common Stock (if they have continuously owned 4.9% or more of the Common Stock, but have not continuously owned 5.0% or more of the Common Stock, since March 26, 2009) or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common

Stock. The Board may, in its sole discretion, exempt any person or group for purposes of the amended Stockholder Rights Plan if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in our best interests. The amended Stockholder Rights Plan is not expected to interfere with any merger or other business combination approved by the Board.

The Rights. From the record date of April 6, 2009, the Rights have traded with, and until the Distribution Date (as defined below) or earlier expiration of the Rights, will trade with and be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that we issue until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock (a "Preferred Share") for $50, subject to adjustment (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership, after March 26, 2009, of 4.9% or more of the outstanding Common Stock (or if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional shares of Common Stock (a) representing two-tenths of one percent (0.2%) or more of the outstanding Common Stock (if such person or group has continuously owned 5.0% or more of the outstanding Common Stock since March 26, 2009) or (b) that are in an amount that would result in such person or group owning 5.0% or more of the Common Stock (if such person or group has continuously owned 4.9% or more of the outstanding Common Stock, but has not continuously owned 5.0% or more of the outstanding Common Stock, since March 26, 2009)), unless exempted by the Board.

The date when the Rights become exercisable is the "Distribution Date." Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the market price of the Common Stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, the Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Preferred Share Provisions. Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable.
- will entitle its holder to dividends equal to the dividends, if any, paid on one share of Common Stock.
- will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater.
- will have the same voting power as one share of Common Stock.
- will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-hundredth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.

Expiration. The Rights will expire on the earliest of (i) February 25, 2020, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that the amended Stockholder Rights Plan is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward and no built-in losses may be recognized, (vi) February 25, 2011 if approval of the amended Stockholder Rights Plan by the Company's stockholders has not been obtained prior to such date, or (vii) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the amended Stockholder Rights Plan and the Rights are no longer in our best interests or the best interests of our stockholders.

Exempt Person. Our Board recognizes that there may be instances when an acquisition of shares by a stockholder would cause it to become an Acquiring Person under the amended Stockholder Rights Plan even if that acquisition would not jeopardize the availability to us of our NOLs. Under the amended Stockholder Rights Plan, the Board has the authority to determine whether a person or group who requests an exemption from the operation of the amended Stockholder Rights Plan is an "Exempt Person" with respect to such acquisitions of beneficial ownership of shares of our common stock, and grant such exemptions in its sole discretion. However, that person or group will cease to be an "Exempt Person" if the Board makes a contrary determination with respect to the effect of such person's or group's beneficial ownership of common stock, regardless of the reason.

Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Common Stock.

Anti-Dilution Provisions. The Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.

Amendments. The terms of the amended Stockholder Rights Plan may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Other Considerations. Our Board believes that attempting to safeguard our tax benefits as described above is in our best interests. Nonetheless, the amended Stockholder Rights Plan could have certain potentially negative consequences:

Potential Effects on Liquidity. The amended Stockholder Rights Plan is expected to deter stockholders from acquiring, directly or indirectly, additional shares of our common stock in excess of the specified limitations (subject to the grant of exemptions as described above). Furthermore, a stockholder's ability to dispose of our stock may be limited by reducing the class of potential acquirers for such stock.

Potential Impact on Value. Because the amended Stockholder Rights Plan may restrict a stockholder's ability to acquire our common stock, the market value of our common stock might be affected. The amended Stockholder Rights Plan could discourage or prevent accumulations of substantial blocks of shares in which our stockholders might receive a substantial premium above market value. However, these disadvantages are outweighed, in our opinion, by the importance of maintaining the availability of our tax benefits. Our Board of Directors did not adopt the Stockholder Rights Plan, or the amendment thereto, to discourage stockholders from accumulating our common stock. The purpose is to reduce the risk that we may be unable to fully utilize the tax benefits described above as a result of future transfers of our common stock. Our Board recognizes that there may be instances when an acquisition of shares by a stockholder would cause it to become an Acquiring Person under the amended Stockholder Rights Plan even if that acquisition would not jeopardize the availability to us of our NOLs, For this reason we have retained the Board's full discretion to determine whether a person or group who requests an exemption from the operation of the amended Stockholder Rights Plan is an "Exempt Person" with respect to such acquisitions of beneficial ownership of shares of our common stock. We have already granted exemptions to eligible stockholders pursuant to this discretion. We have also retained the ability under the amended Stockholder Rights Plan for the Board to redeem the Rights or cause the Stockholder Rights Plan to expire if the Board determines that the Rights are no longer in our best interests or the best interests of our stockholders.

Future Use and Amount of the NOLs is Uncertain. Our use of the NOLs depends on our ability to generate taxable income in the future. We cannot assure you whether we will have taxable income in any applicable period or, if we do, whether such income or the NOLs at such time will exceed any potential IRC Section 382 limitation.

Potential Challenge to the NOLs. The amount of the NOLs has not been audited or otherwise validated by the Internal Revenue Service (the "IRS"). The IRS could challenge the amount of the NOLs, which could result in an increase in our liability in the future for income taxes. In addition, determining whether an "ownership change" has occurred is subject to uncertainty, both because of the complexity and ambiguity of the Section 382 provisions and because of limitations on the knowledge that any publicly traded company can have about the ownership of, and transactions in, its securities on a timely basis. Therefore, we cannot assure you that the IRS or other taxing authority will not claim that we experienced an "ownership change" and attempt to reduce the benefit of the NOLs even if the amended Stockholders Rights Plan is in place.

Continued Risk of Ownership Change. Although the amended Stockholder Rights Plan is intended to diminish the likelihood of an "ownership change," we cannot assure you that it will be effective. The amount by which our ownership may change in the future could, for example, be affected by purchases and sales of stock by 5-percent stockholders and new issuances of stock by us, should we choose to do so.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE STOCKHOLDER RIGHTS PLAN.

Item No. 4 —Approval of the Material Terms of the Performance Goals Included in the Mirant Corporation 2005 Omnibus Incentive Compensation Plan

Board Recommendation: Our Board of Directors recommends that you vote FOR approval of the material terms of the performance goals of the Mirant Corporation 2005 Omnibus Incentive Compensation Plan (the "Omnibus Incentive Plan") for purposes of Section 162(m) of the Internal Revenue Code.

Approval of the performance goals is needed under Section 162(m) of the Internal Revenue Code to ensure that our federal tax deductions for certain awards under the Omnibus Incentive Plan are not limited by Section 162(m) of the Internal Revenue Code. Section 162(m) imposes an annual deduction limit of $1 million on the amount of compensation paid to "covered employees" (i.e. our chief executive officer and our three other most highly compensated executive officers (other than the chief financial officer)). The deduction limit does not apply to "performance-based compensation." In order to qualify as performance-based compensation, awards must be subject to performance goals, the material terms of which have been approved by stockholders every five years, in situations (as is the case with us) where the Compensation Committee has the ability to change the targets applicable to the performance goals. The material terms of the performance goals that must be re-approved include who is eligible to participate in the Omnibus Incentive Plan, the business criteria on which the performance goals will be based and the maximum award payable to any participant.

Because five years have passed since approval of the Omnibus Incentive Plan pursuant to the Plan of Reorganization (which is treated for purposes of Section 162(m) of the Internal Revenue Code as shareholder approval), the Board is submitting the material terms of the performance goals set forth in the Omnibus Incentive Plan to our stockholders for re-approval. We are not proposing any amendment to the terms of the Omnibus Incentive Plan at this time. If our stockholders approve the proposal, performance-based awards pursuant to the Omnibus Incentive Plan will not be subject to the $1 million compensation limit under Section 162(m) of the Internal Revenue Code. If stockholders fail to approve the proposal, we may continue to make awards under the Omnibus Incentive Plan but some awards paid to our senior executives may not be deductible, resulting in an additional cost to us.

Section 162(m) and Performance Goals

Under the Omnibus Incentive Plan, any performance goals applicable to awards intended to qualify as performance-based compensation under Section 162(m) will be based on one or more of the following business criteria, which we refer to as performance measures:

(a) Net earnings or net income (before or after taxes);

(b) Earnings per share;

(c) Net sales or revenue;

(d) Net operating profit;

(e) Return measures (including return on assets, capital, invested capital, equity, sales, or revenue);

(f) Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(g) Earnings before or after taxes, interest, depreciation, and/or amortization;

(h) Gross or operating margins;

(i) Productivity ratios;

(j) Share price (including, but not limited to, growth measures and total shareholder return);

(k) Expenses;

(l) Margins;

(m) Operating efficiency;

(n) Market share;

(o) Customer satisfaction;

(p) Working capital; and

(q) Economic value added or EVA (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Such performance goals shall be established by the Compensation Committee of the Board (the "Compensation Committee") within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Internal Revenue Code for performance-based compensation, and may be set forth in the applicable award agreement. Any performance measure(s) may be used to measure the performance of Mirant, its affiliates and/or its subsidiaries as a whole or any business unit of Mirant, its affiliates and/or its subsidiaries or any combination thereof, as the Compensation Committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of comparator companies, or published or special index that the Compensation Committee, in its sole discretion, deems appropriate, or we may select performance measure (j) above as compared to various stock market indices. The Compensation Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures specified above. The Compensation Committee may provide that any evaluation of performance may include or exclude any of the following events that occurs during the period of time in which a performance goal must be met: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in FASB ASC Topic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in Mirant's annual report to stockholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect awards to "covered employees," they shall be prescribed in a form that meets the requirements of Section 162(m) of the Internal Revenue Code for deductibility.

The Compensation Committee has discretion to adjust the performance-based awards downward, either on a formula or discretionary basis or any combination thereof, but performance-based awards may not be adjusted upward. In the event that applicable tax and/or securities laws change to permit the Compensation Committee discretion to alter the performance measures without obtaining stockholder approval of such changes, the Compensation Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Compensation Committee determines that it is advisable to grant awards that do not qualify as performance-based Compensation, the Compensation Committee may make such grants without satisfying the requirements of Section 162(m) of the Internal Revenue Code and base vesting of such awards on performance measures other than those set forth above.

The following description of the Omnibus Incentive Plan is a summary of its principal provisions and is qualified in its entirety by reference to the Omnibus Incentive Plan, which is attached to this proxy statement as Annex B. The Omnibus Incentive Plan is incorporated by reference from our Current Report on Form 8-K filed on January 3, 2006. In addition, the eligibility and participation provisions and the award limits are described as part of the description of the Omnibus Incentive Plan.

Eligibility and Participation

All of our employees and directors are eligible to participate in the Omnibus Incentive Plan. From time to time, the Compensation Committee may select from all eligible individuals, those individuals to whom awards will be granted and determine, in its sole discretion, the amount and terms of each award.

Administration

The Compensation Committee is responsible for administering the Omnibus Incentive Plan and has full and exclusive discretionary power to interpret the terms and the intent of the Omnibus Incentive Plan and any award agreement thereunder. Such authority includes selecting award recipients, establishing all award terms and conditions and, subject to certain limitations set forth below, adopting modifications and amendments to the Omnibus Incentive Plan or any award agreement.

Shares Available for Issuance

The number of shares of Mirant common stock, par value $0.01, that are available for issuance to participants under the Omnibus Incentive plan is limited to 18,575,851 shares. As of December 31, 2009, 10,413,831 shares of common stock of Mirant remained available for grant under the Omnibus Incentive Plan, taking into account grants thereunder, as well as unused shares (as described below).

In addition, the maximum number of shares that may be issued as incentive stock options shall be 5,000,000, and the maximum number of shares that may be issued to nonemployee directors shall be 2,500,000 shares. A nonemployee director may not be granted an award covering more than 2,500,000 shares in any plan year, except that this annual limit on nonemployee director awards will be increased to 5,000,000 shares for any nonemployee director serving as Chairman of the Board; provided, however, that in the plan year in which an individual is first appointed or elected to the Board as a nonemployee director, such individual may be granted an award covering up to an additional 2,500,000 shares.

Shares covered by an award will only be counted as used to the extent that they are actually issued. Any shares related to awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares, are settled in cash in lieu of shares or are exchanged with the Compensation Committee's permission, prior to the issuance of shares, for awards not involving shares, will be available again for grant under the Omnibus Incentive Plan. In addition, shares withheld from an option for satisfaction of the exercise price or shares withheld from an option or other award to satisfy minimum tax withholding requirements will again be available for issuance for awards under the Omnibus Incentive Plan. However, shares delivered to satisfy tax withholding requirements will not be added back to the number of shares available for issuance. If a stock appreciation right is exercised, only the number of shares issued, net of the shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of shares available for delivery under the Omnibus Incentive Plan.

Award Limits

Unless and until the Compensation Committee determines that an award to a "covered employee" (as described above) will not be designed to qualify as performance-based compensation, the maximum grant of options, stock appreciation rights, restricted stock or restricted stock units, performance shares, performance units or other stock-based awards in any one plan year to any one participant is limited to 5,000,000 shares for each. The maximum amount of cash-based awards in any one plan year to any one plan participant cannot exceed $20,000,000, and the maximum aggregate amount of any covered employee annual incentive awards made to a "covered employee" in any one plan year cannot exceed $6,000,000.

Duration

The Omnibus Incentive Plan continues in full force and effect, subject to the right of the Compensation Committee to terminate the plan as described below, until all shares have been delivered under the Omnibus Incentive Plan and all restrictions on such shares have lapsed, provided that no award may be granted under the Omnibus Incentive Plan more than ten years after the effective date of the Omnibus Incentive Plan. Further, no incentive stock option may be granted more than ten years after the earlier of (1) the adoption of the Omnibus Incentive Plan by the Board, or (2) the effective date.

Types of Awards

Stock Options

The exercise price for each option may be determined by the Compensation Committee in its discretion, but on the date of grant, it must be equal to at least 100% of the fair market value of the shares on the date of grant. Each option will expire at such time as the Compensation Committee determines at the time of grant, provided that, no option will be exercisable later than the 10th anniversary date of its grant (other than nonqualified stock options granted to participants outside the United States). Options will be exercisable at such times and be subject to such restrictions and conditions as the Compensation Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each recipient. Each participant's award agreement will set forth the extent to which the participant will have the right to exercise the option following termination of employment with or provision of services to Mirant and will specify whether the option is intended to be an incentive stock option or a nonqualified stock option.

Stock Appreciation Rights

The Compensation Committee may grant freestanding stock appreciation rights, tandem stock appreciation rights or any combination of these forms of stock appreciation rights. The grant price for a freestanding stock appreciation right will be determined by the Compensation Committee in its discretion but must be at least equal to 100% of the fair market value of the shares on the date of grant. The grant price of tandem stock appreciation rights shall be equal to the exercise price of the related option. The term of a stock appreciation right shall be determined by the Compensation Committee and, except as determined otherwise for participants outside the United States, no stock appreciation right shall be exercisable later than the 10th anniversary of its grant date. Freestanding stock appreciation rights may be exercised upon whatever terms and conditions the Compensation Committee imposes. Tandem stock appreciation rights may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option. Each participant's award agreement shall set forth the extent to which the participant shall have the right to exercise the stock appreciation right following termination of employment with or provision of services to Mirant.

Restricted Stock and Restricted Stock Units

The Compensation Committee may grant restricted stock or restricted stock units with such restrictions as it may determine in its discretion. Unless otherwise determined by the Compensation Committee, participants holding shares of restricted stock may be granted the right to exercise full voting power with respect to those shares during the period of restriction. A participant will have no voting rights with respect to any restricted stock units. Each participant's award agreement shall set forth the extent to which the participant shall have the right to retain restricted stock or restricted stock units following termination of the participant's employment with or provision of services to Mirant.

Performance Units, Performance Shares and Cash-Based Awards

Each performance unit shall have an initial value that is established by the Compensation Committee at the time of grant. Each performance share shall have an initial value equal to the fair market value of a share on the date of grant. Each cash-based award shall have a value as determined by the Compensation Committee. The Compensation Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value or number of performance units, performance shares or cash-based awards that will be paid out to the participant. Payment of performance units, performance shares or cash-based awards shall be as determined by the Compensation Committee and as evidenced in the award agreement. Each award agreement will set forth the extent to which the participant shall have the right to retain performance units, performance shares or cash-based awards following termination of the participant's employment with or provision of services to Mirant.

Other Stock-Based Awards

The Compensation Committee may grant other types of equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan (including the grant or offer for sale of unrestricted shares) in such amounts and subject to such terms and conditions as the Compensation Committee shall determine.

Adjustments in Authorized Shares

In the event of any corporate event or transaction (including, but not limited to, a change in the shares of Mirant or the capitalization of Mirant) such as a merger, consolidation, reorganization, recapitalization, separation, stock split, reverse stock split, split up, spin-off, other distribution of stock or property or other change in capital structure, the Compensation Committee, in its sole discretion, in order to prevent dilution or enlargement of a participant's rights under the Omnibus Incentive Plan, will substitute or adjust, as applicable, the number and kind of shares that may be issued under the Omnibus Incentive Plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the exercise price or grant price applicable to outstanding awards, the annual award limits and other value determinations applicable to outstanding awards.

The Compensation Committee in its sole discretion may also make appropriate adjustments in the terms of any awards to reflect or related to such changes or distributions and to modify any other terms of outstanding awards, including modification of performance goals and changes in the length of performance periods, subject to the requirements to qualify compensation as performance-based compensation, if applicable. The Compensation Committee will also not make adjustments that would cause an award to fail to satisfy the requirements of Section 409A of the Internal Revenue Code. The Compensation Committee may under certain circumstances authorize the issuance or assumption of benefits under the Omnibus Incentive Plan in connection with any merger, consolidation, acquisition of property or stock or reorganization.

Change of Control

In the event of a change of control, as defined in the Omnibus Incentive Plan, except to the extent that a replacement award is provided to the participant to replace such award, or except to the extent limited under Section 409A of the Internal Revenue Code, or otherwise provided in the applicable award agreement, all then-outstanding options and stock appreciation rights shall become fully vested and exercisable and all other then-outstanding awards that are service vesting awards shall vest in full and be free of restrictions. The treatment of any other awards shall be as determined by the Compensation Committee in connection with the grant thereof, as reflected in the applicable award agreement.

Amendment, Modification, Suspension and Termination

The Compensation Committee may, at any time and from time to time, alter, amend, modify, suspend or terminate the Omnibus Incentive Plan and any award agreement in whole or in part; provided that without the prior approval of our stockholders, options or stock appreciation rights may not be repriced, replaced or regranted through cancellation or by lowering the exercise price of a previously granted option or the grant price of a previously granted stock appreciation right. No material amendment of the Omnibus Incentive Plan shall be made without stockholder approval if stockholder approval is required by law, regulation or stock exchange rule.

Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to awards made pursuant to the Omnibus Incentive Plan are technical, and reasonable persons may differ on the proper interpretation of the rules. Moreover, the applicable statutory and regulatory provisions are subject to change, as are their interpretations and applications, which may vary in individual circumstances. The following discussion is designed to provide only a brief, general summary description of the federal income tax consequences associated with the awards, based on a good faith interpretation of the current federal income tax laws, regulations (including applicable proposed regulations) and judicial and administrative interpretations. The following discussion does not set forth any federal tax consequences other than income tax consequences or any state, local or foreign tax consequences that may apply.

Incentive Stock Options

An optionee does not recognize taxable income upon the grant or upon the exercise of an incentive stock option (although the exercise of an incentive stock option may in some cases trigger liability for the alternative minimum tax). Upon the sale of incentive stock option shares, the optionee recognizes income in an amount equal to the excess, if any, of the fair market value of those shares on the date of sale over the exercise price of the incentive stock option shares. The income is taxed at the long-term capital gains rate if the optionee has not disposed of the stock within two years after the date of the grant of the incentive stock option and has held the shares for at least one year after the date of exercise, and we are not entitled to a federal income tax deduction. Incentive stock option holding period requirements are waived when an optionee dies.

If an optionee sells incentive stock option shares before having held them for at least one year after the date of exercise and two years after the date of grant, the optionee recognizes ordinary income to the extent of the lesser of: (a) the gain realized upon the sale; or (b) the excess of the fair market value of the shares on the date of exercise over the exercise price. Any additional gain is treated as long-term or short-term capital gain depending upon how long the optionee has held the incentive stock option shares prior to disposition. In the year of any such disposition, we will receive a federal income tax deduction in an amount equal to the ordinary income that the optionee recognizes, if any, as a result of the disposition.

Nonqualified Stock Options

An optionee does not recognize taxable income upon the grant of a nonqualified stock option. Upon the exercise of such a stock option, the optionee recognizes ordinary income to the extent the fair market value of the shares received upon exercise of the nonqualified stock option on the date of exercise exceeds the exercise price. We will receive an income tax deduction in an amount equal to the ordinary income that the optionee recognizes upon the exercise of the stock option.

Restricted Stock

A participant who receives an award of restricted stock does not generally recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income in the first taxable year in which his or her interest in the shares becomes either: (a) freely transferable; or (b) no longer subject to substantial risk of forfeiture. The amount of taxable income is equal to the fair market value of the shares less the cash, if any, paid for the shares.

A participant may elect to recognize income at the time of grant of restricted stock in an amount equal to the fair market value of the restricted stock (less any cash paid for the shares) on the date of the award.

We will receive a compensation expense deduction in an amount equal to the ordinary income recognized by the participant in the taxable year in which restrictions lapse (or in the taxable year of the award if, at that time, the participant had filed a timely election to accelerate recognition of income).

Stock Appreciation Rights

A participant who exercises a stock appreciation right will recognize ordinary income upon the exercise equal to the amount of cash and the fair market value of any shares received as a result of the exercise. We will receive an income tax deduction in an amount equal to the ordinary income that the participant recognizes upon the exercise of the stock appreciation right.

Other Awards

In the case of an award of restricted stock units, performance units, performance shares or cash, the participant would generally recognize ordinary income in an amount equal to any cash received and the fair market value of any shares received on the date of payment. In that taxable year, we would receive a federal income tax deduction in an amount equal to the ordinary income that the participant has recognized.

Section 409A

Section 409A of the Internal Revenue Code provides special tax rules applicable to programs that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional tax equal to 20% of the amount included in income, and interest on deemed underpayments in certain circumstances. While certain awards under the Omnibus Incentive Plan could be subject to Section 409A, the plan has been drafted to comply with the requirements of Section 409A, where applicable.

Omnibus Incentive Plan Benefits

Because benefits under the Omnibus Incentive Plan will depend on the Compensation Committee's actions and the fair market value of the shares at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other employees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE MIRANT CORPORATION 2005 OMNIBUS INCENTIVE COMPENSATION PLAN.

Item No. 5 — Stockholder Proposal

We expect the following item to be presented by one or more stockholders at the annual meeting. Following SEC rules, we are reprinting the proposal and supporting statement as they were submitted to us. We take no responsibility for them. On written request to the Corporate Secretary at the address listed under the *Stockholder Proposals* section of this Proxy Statement or oral request to the Corporate Secretary, we will provide the name, address and stockholdings of the sponsor.

Board Recommendation: Our Board of Directors recommends that you vote AGAINST the stockholder proposal for the reasons stated below under the Board's Statement in Opposition of the Proposal.

WHEREAS:

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences, issued a report urging governments to lower greenhouse gas emissions (GHG) by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In June 2009, the House of Representatives passed a climate change bill to reduce greenhouse gas emissions to 17% below 2005 levels by 2020 and 83% by 2050. In September 2009, a similar legislative proposal was introduced to the Senate. Twenty-four states have already entered into regional initiatives to reduce emissions in advance of the federal mandate.

In December 2009, government and scientific leaders from around the world will gather in Copenhagen for formal talks on implementing the 1992 United Nations Framework Convention on Climate Change. The collective goal is the formulation of a climate treaty that sets emissions targets for industrialized and developing nations.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth.

The electric industry accounts for more carbon dioxide emissions than any other sector, including the transportation and industrial sectors. U.S. power plants are responsible for nearly 40% of domestic and 10% of global carbon dioxide emissions.

In the Carbon Disclosure Project's most recent annual survey, 60% of utility respondents disclosed absolute GHG emission reduction targets, and 60% disclosed emissions forecasts.

Some of Mirant's electric industry peers who have set absolute reduction targets include American Electric Power, Entergy, Duke Energy, Exelon, National Grid and Consolidated Edison. Those with intensity targets include CMS Energy, PSEG, NiSource and Pinnacle West.

Duke, Exelon, FPL, NRG, and many other companies have also publicly stated that the U.S. should reduce its GHG emissions by 60% to 80% from current levels by 2050. They have also endorsed adoption of mandatory federal policy to limit emissions as a way to provide economic and regulatory certainty needed for major investments in our energy future.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2010, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on the societal impacts of the company's operations, including its greenhouse gas emissions. We believe taking early action to reduce emissions and prepare for anticipated standards could provide competitive advantages, while inaction and opposition to climate change mitigation efforts could leave companies unprepared to compete in a carbon constrained economy.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION OF THE PROPOSAL

The Board of Directors recommends a vote AGAINST this proposal under Item No. 5.

One of our principal responsibilities is to provide reliable and competitive electricity. In doing so, we recognize the importance of minimizing the environmental impact of our operations. For example, we:

- will invest, including amounts already invested to date, $1.674 billion on emissions reduction controls to comply with the Maryland Healthy Air Act. We completed the installation of flue gas desulphurization emissions controls at our Chalk Point, Dickerson and Morgantown coal-fired units in the fourth quarter of 2009. We previously installed selective catalytic reduction systems at the Morgantown coal-fired units and one of the Chalk Point coal-fired units and a selective auto catalytic reduction system at the other Chalk Point coal-fired unit. In addition, we installed selective non-catalytic reduction systems at the three Dickerson coal-fired units. These controls are capable of reducing emissions of SO2, NOx and mercury by approximately 98%, 90% and 80%, respectively, for three of our largest coal-fired units.
- participate in the Regional Greenhouse Gas Initiative, a multi-state effort in the Northeast and the Mid-Atlantic, which calls for the stabilization of carbon dioxide emissions at current levels from 2009 through 2014, followed by a 2.5% reduction each year from 2015 through 2018;
- participate in the Edison Electric Institute, the Electric Power Supply Association, and the Generators for Affordable Power, all of which advocate a national "cap and trade" legislative program to reduce greenhouse gas emissions;
- joined the Chicago Climate Exchange, a voluntary greenhouse gas registry, reduction and trading system, and have committed to meet annual emissions reduction targets and, by the end of 2010, to reduce our greenhouse gas emissions by 6% below the average of our 1998 to 2001 levels; and
- received the highest score (A+) in the 2009 Energy Industry Report of the Roberts Environmental Center of Claremont McKenna College that provides an analysis of the social responsibility reporting efforts on company websites of the top 48 U.S. energy and utilities companies on the 2008 Fortune 1000 list. The study noted, "Mirant continued to be by far the best U.S. sustainability reporter in the sector, and it improved within the three years we scored." We received the highest subscore (A+) in the study for our "Environmental Reporting" and our "Environmental Performance." The study noted that Environmental Reporting scores are based on the degree to which a company discusses its emissions, energy sources and consumption, environmental incidents and violations, materials use, mitigations and remediation, waste produced, and water used.

Although there is no existing, cost-effective technology to reduce emissions of carbon dioxide from power plants fueled by coal, oil or gas, we are exploring ways to mitigate emissions by, among other things, maintaining the efficiency of our plants, recycling operational byproducts like gypsum and ash and seeking offsets. We think that we have taken a reasonable and practical approach to manage carbon dioxide and other emissions and have estimated and disclosed our existing and future emissions and described our emissions reduction efforts in our Securities and Exchange Commission filings, including our recently filed Annual Report on Form 10-K. We think our approach adequately prepares us to react to any legislative or regulatory reduction targets and we think that the request that we adopt quantitative goals for reducing greenhouse gas emissions in advance of such mandates would unnecessarily limit our current and future operations.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL.

Executive Officers

Our executive officers are elected by the Board of Directors annually to hold office until their successors are elected and qualified. The following table sets forth information regarding the names, ages, titles and business experience of the current executive officers of Mirant. Additional biographical information regarding our executive officers is available on our website at *http://www.mirant.com.*

Name	Age	Position and Experience
Edward R. Muller	58	Chairman, President and Chief Executive Officer of Mirant since 2005. President and Chief Executive Officer (1993-2000) of Edison Mission Energy, a California-based independent power producer. Mr. Muller is also a director of Transocean Ltd. and was formerly a director of GlobalSantaFe Corporation.
J. William Holden III	49	Senior Vice President and Chief Financial Officer (since 2009), Senior Vice President and Treasurer (2002-2009), Chief Financial Officer, Mirant Europe (2001-2002), Vice President and Treasurer (1999-2001), Vice President of Operations and Business Development for South America (1996-1999) and Vice President of Business Development for Asia-Pacific region (1994-1995) of Mirant. Mr. Holden held various positions at Southern Company from 1985 to 1994 including Director of Corporate Finance.
Julia A. Houston	39	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary (since 2009), Senior Vice President, Deputy General Counsel and Corporate Secretary (2008-2009), Vice President, Assistant General Counsel and Corporate Secretary (2006-2008), Associate General Counsel (2005-2006), and Senior Attorney (2004-2005) of Mirant. Ms. Houston previously practiced as a securities and finance attorney at Delta Air Lines, Inc. and as an associate at King & Spalding LLP, an international law firm, in the corporate practice group.
John L. O'Neal	42	Senior Vice President and Chief Commercial Officer (since 2006), Vice President and Chief Commercial Officer for U.S. business (2003-2006), Vice President and Chief Commercial Officer for the Western U.S. (2002-2003), President of Mid-Atlantic business unit (2000-2002), Director of Asset Management and Cash Trading for Mirant Americas Energy Marketing's Western region (1999-2000), Western region power trader (1997-1999) Assistant to President, Chief Executive Officer and Chief Financial Officer (1995-1997) of Mirant. Mr. O'Neal served as legislative aide to Senator Robert C. Smith (1991-1993) and Sales Engineer (1990-1991) for Westinghouse Electric Corporation.
James P. Garlick	49	Senior Vice President, Operations (since 2006), Vice President, Operations (2005-2006) of Mirant. Mr. Garlick held various positions with Allegheny Energy Supply from 1998 to 2005 including Vice President, Supply Operations, Vice President, Production Services and Projects Division, and Director of Human Resources. Mr. Garlick held various positions with Allegheny Power from 1982 to 1998 including Regional Plant Manager and Manager, Power and Facilities Construction.
Anne M. Cleary	49	Senior Vice President, Asset Management (since 2009), Senior Vice President of Administration (2008-2009), Vice President and Chief Risk Officer (2005-2008), President of West/Mid-Continent/South business unit (2000-2005), Vice President of North American business development (1999-2000) of Mirant. Ms. Cleary held various positions at Southern Company and its subsidiary Georgia Power from 1983 to 1999.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis describes the philosophy and objectives of our executive compensation program, explains the compensation decision-making process, and details the individual components of total compensation for our named executive officers in 2009. Our 2009 named executive officers are as follows:

- Edward R. Muller – President and Chief Executive Officer;
- J. William Holden, III – Senior Vice President and Chief Financial Officer;
- Julia A. Houston – Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary;
- John L. O'Neal – Senior Vice President and Chief Commercial Officer;
- James P. Garlick – Senior Vice President, Operations;
- Anne M. Cleary – Senior Vice President, Asset Management;
- James V. Iaco, Jr. – Former Executive Vice President and Chief Financial Officer;
- Robert M. Edgell – Former Executive Vice President and Chief Operating Officer; and
- S. Linn Williams – Former Executive Vice President, General Counsel and Chief Compliance Officer.

Executive Summary

Summarized below is an overview of the more detailed disclosure included in our Compensation Discussion and Analysis.

- In spite of recent difficult economic times, 2009 was a good year for us, both from a financial and an operational perspective.
- There were no material changes to our compensation philosophy, objectives, or components from 2008 to 2009.
- The main objectives of our compensation program are paying for performance, aligning our named executive officers' interests with those of our stockholders, and attracting and retaining qualified executives.
- Our Compensation Committee makes all final compensation decisions regarding our named executive officers.
- In May 2009, our Executive Vice Presidents left the Company and were succeeded by existing Senior Vice Presidents. By replacing our Executive Vice Presidents with existing Senior Vice Presidents, we eliminated a layer of management and reduced our future executive compensation expense.
- We provide the following elements of compensation for our named executive officers: base salary, short-term cash incentives, long-term equity-based incentives, post-termination benefits and certain other benefits, including perquisite allowances.
- We target the median level of the market for all elements of compensation with the possibility of above market short-term incentive and long-term incentive payments for superior performance. In some instances, we also may set base salaries above the market median to attract and retain valuable employees.
- The Compensation Committee engages a compensation consultant to provide expertise on program design and implementation. Our Chief Executive Officer also provides input on compensation programs and policies and makes recommendations to the Compensation Committee with regard to compensation for our named executive officers other than himself.

- We entered into an employment agreement with Mr. Muller in 2006 that governs key compensation terms, including minimum base salary, target short-term incentive level and eligibility to receive annual equity awards. We had similar employment agreements with Messrs. Iaco, Edgell and Williams but do not have employment agreements with the executive officers who replaced them.
- We encourage pay for performance with a short-term incentive program that provides for cash payments based on achievement of financial, operational and strategic goals by the Company. The 2009 Company performance goals consisted of Adjusted EBITDA from Continuing Operations (as defined below), which is 2/3 of the calculation, and nine operational and strategic goals, which is the remaining 1/3 of the calculation. Based on actual performance in 2009, the corporate payout factor for our short-term incentive program was 141% of target.
- We encourage alignment of our named executive officers' interests with those of our stockholders through the award of equity-based long-term incentive grants. In 2009 the value of each award was granted as one-third stock options and two-thirds restricted stock units. Our Chief Executive Officer's restricted stock unit award must be held until termination of employment. Our Compensation Committee has determined that it will include another performance-based element, other than stock options, in 2011 long-term incentive awards to named executive officers.
- Each of our named executive officers is entitled to severance and change in control payments upon termination pursuant to either the terms of his individual employment agreement, in the case of Mr. Muller, or our severance and change in control severance plans. The payments generally are based on a multiple of the executive officer's base salary and annual short-term incentive. For termination without cause, the amounts range from a multiple of one time to two times base salary and short-term incentive. For termination resulting from a change in control, each of our named executive officers would receive a multiple of three times his or her base salary and annual short-term incentive.
- All equity grants are made pursuant to our equity grant policy, which requires that they be made during an open trading window following a quarterly release of financial results.

Business Environment and Company Performance

In spite of recent difficult economic times, 2009 was a good year for us, both from a financial and an operational perspective. For the year ending December 31, 2009, we generated $890 million in Adjusted EBITDA from Continuing Operations (as defined below), which was above our target of $875 million. We also had outstanding operational performance.

- Commercial availability of our plants, (percentage of potential gross margin that our assets captured within a reported period) was 89% in 2009, which surpassed the level achieved in each of the previous two years and exceeded the 2009 goal of 88%.
- The safety of our employees is paramount, and we did not record a single lost workday as a result of an injury.
- We completed the installation of environmental controls at our Maryland facilities.
- We were awarded a ten-year power purchase agreement in California from Pacific Gas & Electric, which we expect will allow us to grow significantly our California business by constructing a new, 760 MW electric generating facility.

Alongside the exceptional work of our operations organization in keeping our assets up-to-date and available, our commercial organization performed very well in 2009. Our commercial organization is responsible for our purchases and sales of commodities, principally fuel and electricity, which is a critical role, especially because the prices of commodities are volatile. Our strategy has been, and will continue to be, to hedge against volatile commodity prices. The benefit of this strategy was apparent in 2009 when our hedges contributed $629 million of our total $1.552 billion in realized gross margin. In addition to hedging fuel and electricity prices for our power plants, we engage in the buying and selling of related commodities to take advantage of our knowledge of, and gain additional insights into, the markets in which we operate. The former is asset management; the latter is proprietary trading and includes our fuel oil management. While proprietary trading and fuel oil management typically comprise a relatively small percentage of our realized gross margin, in 2009 those activities generated outstanding realized gross margin of $167 million. These results were accomplished with no changes to the comprehensive risk management policy or limits that govern these activities.

2009 Management Changes

On May 31, 2009, Messrs. Iaco, Edgell and Williams left the Company as part of a reorganization of executive management. Mr. Iaco was succeeded as Chief Financial Officer by Mr. Holden, who was our Senior Vice President and Treasurer. Mr. Williams was succeeded as General Counsel by Ms. Houston, who was our Senior Vice President, Deputy General Counsel and Corporate Secretary. Mr. Edgell's responsibilities were divided among Ms. Cleary, who was our Senior Vice President of Administration and who became our Senior Vice President, Asset Management, Mr. Garlick, our Senior Vice President, Operations, and Mr. O'Neal, our Senior Vice President and Chief Commercial Officer. By replacing our Executive Vice Presidents with existing Senior Vice Presidents, we eliminated a layer of management and reduced our future executive compensation expense.

Messrs. Iaco, Edgell and Williams each received payments and benefits in accordance with their respective employment agreements (considered a termination without cause) in connection with their separations from service; provided, that all three of the executives agreed to forfeit 2/3 of the restricted stock units and stock options granted to them on March 3, 2009, which otherwise would have vested automatically. Accordingly, 1/3 of the March 3, 2009 restricted stock units and stock options granted to the three executives vested in full pursuant to the terms of each executive's employment agreement, and the remainder was forfeited. Each executive's remaining unvested restricted stock units and stock options vested in full in accordance with the terms of their respective employment agreements in connection with their separation from service. The payments and benefits that we paid to Messrs. Iaco, Edgell, and Williams pursuant to their employment agreements are described below under *Potential Payments Upon Termination.*

Compensation Program Philosophy and Objectives

The Compensation Committee determines the philosophy and objectives for our executive compensation program. In determining total compensation, the Compensation Committee focuses on creating a "pay for performance" culture and strives to ensure that our compensation programs achieve the following objectives through a combination of fixed and variable cash and equity-based elements:

- ***Performance*** – Motivating performance by creating a direct link between a significant portion of the compensation that can be earned by each named executive officer and Company performance, as measured against our financial, operational and strategic goals, as well as the performance of our common stock;
- ***Alignment*** – Aligning our named executive officers' interests with those of our stockholders by fostering stock ownership by our named executive officers; and
- ***Retention*** – Providing a competitive total compensation package, thereby enabling us to attract and retain qualified executives.

Both our short-term cash incentive program and equity-based grants under our long-term incentive program provide performance-based incentives for our named executive officers. Our short-term cash incentive payments are made based on the achievement of quantitative and qualitative goals by the Company and may be adjusted up or down by the Compensation Committee based on the Compensation Committee's subjective evaluation of individual performance. Long-term equity-based incentive grants are made under our 2005 Omnibus Incentive Compensation Plan. The purpose of the 2005 Omnibus Incentive Compensation Plan is to provide a means whereby employees and directors develop a sense of proprietorship and personal involvement in our development and financial success and to encourage them to devote their best efforts to our business, thereby advancing our interests and those of our stockholders. The Compensation Committee also has adopted stock ownership guidelines for our named executive officers and certain other employees to further align their interests with those of stockholders.

Our compensation program recognizes the need to retain our key executive officers by offering a total compensation package that is competitive with the market. The Compensation Committee benchmarks components of executive compensation against a group of peer companies and by reviewing a variety of general survey data on executive compensation, as described below under *Compensation Assessment Using Survey and Peer Group Data*. In structuring our base salary and short-term and long-term incentive programs, we generally target the median level of the market with the possibility of above market short-term incentive payments and long-term incentive payouts for superior performance. In years when the Company meets or exceeds its goals and objectives, high performers may receive total cash compensation, consisting of base salary and short-term incentive, ranging from the 60 – 75th percentile of market. We may also pay above the market median for any element of compensation in order to attract and retain executive talent.

Compensation Consultant

For 2009, the Compensation Committee engaged Frederic W. Cook & Co. ("Cook") to advise the Committee on compensation strategy and program design. Cook provides advice on the design of our compensation programs, supplies competitive data, reviews technical provisions of program designs and advises the Committee and management on the impact of regulatory and legislative changes on our compensation programs.

Cook's 2009 services included preparing tally sheets outlining total compensation of our named executive officers, analysis regarding targets for 2009 under our short term incentive plan, the allocation and economic value of 2009 long-term incentive grants, consultation on 2009 executive base salaries, review of this Compensation Discussion and Analysis, and reviewing our long-term incentive plan design for 2010. A representative of Cook attended all Compensation Committee meetings in 2009. Cook provides no other services to the Company beyond executive and board compensation assistance as requested or approved by the Compensation Committee.

In July 2009, the Company retained the services of Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") to assist with a comprehensive review of our compensation programs applicable to all salaried employees. This review included analysis of compensation levels, practices and design features of base pay, short-term incentive, long-term incentive, retirement, and severance programs. It also included an analysis of survey benchmarks and peer companies used to determine the competitive positioning of our compensation programs. To the degree that the Towers Perrin study and subsequent recommendations for changes affected compensation programs in which our named executive officers participate, Cook, the Compensation Committee's independent compensation consultant, also participated in the review process. Any changes affecting our named executive officers were approved by the Compensation Committee.

Compensation Committee Process

In determining compensation for our named executive officers, the Compensation Committee evaluates compensation survey and peer group data, and Company and individual performance, and considers internal pay equity. The Committee approves the compensation arrangements of all officers at the level of Senior Vice President and above. In conducting its 2009 annual review of our named executive officers' compensation, the Committee examined tally sheets prepared by Cook, the Committee's independent compensation consultant. The tally sheets outlined the comprehensive compensation for each named executive officer in 2009, including the value of long-term incentive grants and the potential payouts under various termination scenarios, including a change of control. The Compensation Committee approves any proposed changes to our broad-based compensation policies and programs and reviews those policies and programs annually in light of our compensation philosophy and competitive practices. Although the Committee does not formally evaluate the individual performance of each named executive officer, other than the Chief Executive Officer, the Committee considers the individual performance of each in consultation with the Chief Executive Officer. To the extent that any individual's performance is deemed extremely exemplary or significantly below par, the Committee reserves the right to adjust that individual's compensation accordingly. No such adjustments were made in 2009.

Our Chief Executive Officer has an employment agreement, described under *Elements of Compensation* below, that specifies a minimum compensation level that may not be reduced by the Compensation Committee without triggering certain severance provisions contained within the employment agreement, which has been a consideration in the compensation decisions with respect to his compensation.

Compensation Assessment Using Survey and Peer Group Data

February 2009 Compensation Decisions

One of the tools used by the Compensation Committee in February 2009 to assess the compensation of our named executive officers was a review of general survey data on executive compensation and an analysis of executive compensation information disclosed in the proxy statements of six industry-specific peer companies selected by the Compensation Committee. The Compensation Committee's compensation consultant, Cook, reviewed this compensation market data. The Compensation Committee has no input into the selection of companies that make up the general survey data. The general surveys and peer group considered by the Committee are as follows:

- General Surveys on Executive Compensation:
  - Hewitt Associates Executive Compensation Database (2008)
  - Watson Wyatt Executive Compensation Database (2008)
  - Hay Group Executive Compensation Report (2008)
  - Towers Perrin General Industry Regression Database (2008)
- Industry-Specific Peer Group (the same peer group was used for 2008 compensation decisions):
  - AES Corporation
  - Dynegy Inc.
  - Calpine Corporation
  - NRG Energy, Inc
  - Constellation Energy Group
  - RRI Energy, Inc.

To ensure that market data from the surveys were appropriate for our size, we regressed the market data to $2 billion in revenue. Because of the lack of market data for equivalent positions in the surveys, Mr. O'Neal's base salary was determined by referencing Chief Commercial Officer compensation data contained within the Hewitt IEHRA Survey (2008), the Hewitt Energy Trading and Marketing Survey (2008), Towers Perrin Energy Trading and Marketing Survey (2008), and the McLagan Partners Trading Survey (2008). The Hay Group and Watson Wyatt general surveys do not include long-term incentive compensation; therefore these surveys were not used in evaluating 2009 long-term incentive award decisions for our named executive officers. The companies included in the industry-specific peer group were selected primarily based on their status as merchant generators of electricity with which we compete.

We target the median market level in determining compensation. In the section *Elements of Compensation* below, we describe where components of named executive officer pay vary from the targeted median market level.

August 2009 Compensation Decisions

In August 2009, following the promotions of Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary, the Compensation Committee commenced a review of named executive officer compensation and the approach to develop competitive market data. Beginning in the fall of 2009 the Compensation Committee utilized two sources for competitive market data:

- Energy Industry Executive Compensation Database: the Towers Perrin Energy Industry Database (2009), referencing only those companies with revenues ranging from $1 to $8 billion;

- Industry-Specific Peer Group: the same six industry-specific peer companies utilized in 2008 and 2009, with the following five energy companies listed below added to provide a more robust comparison group:

  Allegheny Energy Inc.
  CMS Energy Corp
  DPL Inc.
  El Paso Electric Co.
  PPL Corp.

The Compensation Committee concluded that our named executive officers' executive compensation no longer would be benchmarked against general surveys on executive compensation and would instead be benchmarked on an energy industry executive compensation database because the job responsibilities are more closely correlated and the talent pool for our named executive officers generally is confined to the energy industry. The additional five energy companies were selected for our peer group because of their status as power producers with characteristics similar to us in terms of line of business (either companywide or a significant division), and/ or revenue (including revenue per employee), and/or employee size, and/or market capitalization and/or enterprise value. The Compensation Committee utilized the Towers Perrin Energy Marketing and Trading Database in lieu of the Towers Perrin Energy Industry Database for benchmarking the Chief Commercial Officer's executive compensation because comparable survey data was unavailable in the latter database. The Compensation Committee's compensation consultant, Cook, reviewed this compensation market data.

Elements of Compensation

In 2009, as in 2008, our named executive officers' compensation consisted of base salary, short-term cash incentives, long-term equity incentives, benefits and perquisites.

Base Salary

The Committee establishes base salary levels and considers annual salary adjustments for our executive group by comparison to competitive market levels for their job functions, and considers individual and Company performance, as well as internal pay equity. Our base salaries are set at competitive rates to attract and retain executive talent. As described above under *Compensation Assessment Using Survey and Peer Group Data*, for compensation decisions made in 2009, we assessed the competitiveness of the compensation of our named executive officers by reviewing both compensation survey data and peer group data, consistent with our objective to pay at the median of market for target performance.

February 2009 Compensation Decisions

On February 25, 2009, after reviewing the compensation survey and peer group data and considering the negative economic conditions present at the time, the Compensation Committee froze salaries at 2008 levels for our Chief Executive Officer and Executive Vice Presidents, as provided below.

Named Executive Officer	2008 Salary	2009 Salary	Percentage Increase
Edward R. Muller	$1,135,000	$1,135,000	0%
James V. Iaco, Jr.	$ 486,000	$ 486,000	0%
Robert M. Edgell	$ 556,000	$ 556,000	0%
S. Linn Williams	$ 486,000	$ 486,000	0%

Messrs. Muller and Iaco's base salaries were near the 75th percentile of the market, Mr. Edgell's base salary was between the 50th and 75th percentile of the market, and Mr. Williams' base salary was above the 75th percentile of the market as a result of the base salary required to attract each to Mirant post bankruptcy and the impact on the competitive market reference from the sale of assets in 2006. Generally, the companywide compensation guidelines provide that base salary increases be limited to 3% where the employee's base salary is already at or above market. The base salaries of Messrs. Muller, Iaco, Edgell and Williams were determined to already be at or above market and therefore not in need of adjustment. Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary were not executive officers at the time of the February 2009 compensation decisions.

August 2009 Compensation Decisions

On August 6, 2009, in consideration of the promotion of Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary on May 31, 2009, the following named executive officers received salary increases to recognize their increased responsibilities and competitive market compensation levels for their new positions. These base salaries were retroactive to June 1, 2009, and remain in effect through February 2011.

Named Executive Officer	Feb. 2009 Salary	June 2009 Salary	Percentage Increase
J. William Holden III . .	$343,375	$450,000	31%
Julia A. Houston	$328,010	$390,000	19%
John L. O'Neal	$345,050	$380,000	10%
James P. Garlick	$340,000	$370,000	9%
Anne M. Cleary	$320,000	$350,000	9%

Following the promotions referenced above, and based on market data for the new positions assumed, the base salaries for Messrs. Holden, Garlick and O'Neal and Mses. Houston and Ms. Cleary were at the 50th percentile of the market.

February 2010 Compensation Decisions

On February 25, 2010, based on the competitiveness of his current base salary compared to the same compensation market sources used in the August 2009 compensation decisions, the Compensation Committee decided to maintain the annual salary of our Chief Executive Officer at the same level as his 2008 and 2009 annual salaries as provided below:

Named Executive Officer	2009 Salary	2010 Salary	Percentage Increase
Edward R. Muller	$1,135,000	$1,135,000	0%

Mr. Muller's compensation opportunity has remained relatively flat for the last several years. The percentage changes in his base salary, short-term incentive ("STI") target and long-term incentive ("LTI") target are summarized below:

Year	Base	STI	LTI
2007	10.0%	0.0%	0.0%
2008	3.2%	0.0%	0.0%
2009	0.0%	0.0%	0.0%
2010	0.0%	0.0%	0.0%

Base salary increases provided to Mr. Muller in 2007 and 2008 were based on competitive benchmark market data together with outstanding company performance. In 2006 and 2007, the Company emerged from bankruptcy, exceeded its Adjusted EBIDTA targets and completed significant asset divestitures, resulting in significant stock price appreciation.

The Compensation Committee evaluates Mr. Muller's base salary, short-term incentive award and long-term incentive award annually to confirm his alignment with long-term shareholder value. All of Mr. Muller's restricted stock units are deferred until his retirement from the Company, which reflects 40% of his annual target compensation. Mr. Muller has not exercised any stock options since his employment with the Company began in 2005.

Mr. Muller's compensation, in general, is greater than our other named executive officers, reflecting the level of his position, his experience and competitive market practice. He participates in the same incentive programs as other executives, with the only difference being the mandatory hold on his restricted stock units. The Compensation Committee determined that the difference in compensation between our Chief Executive Officer and our other executives is appropriate, based upon the difference in duties and responsibilities and Mr. Muller's experience in his position compared to our other names executive officers, who were all promoted in 2009.

Short-Term Incentives

As discussed under *Compensation Philosophy and Objectives*, "pay for performance" is a key feature of our compensation program. We have established a broad-based short-term cash incentive program in which all of our named executive officers participate. This program is designed to award participants based upon our achievement of key operational and strategic goals that are established annually by the Compensation Committee. The Compensation Committee also has the discretion to adjust upward or downward the amounts payable under the program to our named executive officers based on the Compensation Committee's subjective evaluation of their individual performance.

2009 Target Incentive Amounts

Under our short-term incentive plan, annual cash bonuses are awarded taking into account an individual's "target bonus percentage" (a percentage of such participant's base salary), our performance against financial, operational and strategic goals (referred to as the "corporate payout factor") established by the Compensation Committee, and may be adjusted by the Compensation Committee based on individual performance. The target bonus percentages for Messrs. Muller, Iaco, Edgell and Williams are set forth in their employment agreements. The Compensation Committee set the target bonus percentages for our named executive officers utilizing the surveys and peer groups described above under *Compensation Assessment Using Survey and Peer Group Data*. The Compensation Committee targeted the 50th percentile of the market for each named executive officer's position in setting the target bonus percentage of each.

February 2009 Compensation Decisions

The target bonus percentage and equivalent dollar amounts set in February 2009 for our Chief Executive Officer and then executive officers are shown below and remained unchanged from 2008.

Named Executive Officer	Target Bonus Percentage	Equivalent Dollar Amount
Edward R. Muller	100%	$1,135,000
James V. Iaco, Jr.	65%	$ 315,900
Robert M. Edgell	65%	$ 361,400
S. Linn Williams	65%	$ 315,900

Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary were not executive officers at the time of the February 2009 compensation decisions.

August 2009 Compensation Decisions

In August 2009, in conjunction with the promotion of Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary, the Compensation Committee approved the following changes to short-term target percentages and equivalent dollar amounts, effective June 1, 2009. These named executive officers' actual 2009 short-term incentive award payout is based on each executive's relevant target bonus percentages set in both February and August 2009, and is prorated.

Named Executive Officer	February 2009		August 2009	
	Target Bonus Percentage	Equivalent Dollar Amount	Target Bonus Percentage	Equivalent Dollar Amount
J. William Holden III	55%	$188,856	55%	$247,500
Julia A. Houston	50%	$164,005	55%	$214,500
John L. O'Neal	55%	$189,778	55%	$209,000
James P. Garlick	50%	$170,000	55%	$203,500
Anne M. Cleary	50%	$160,000	55%	$192,500

Although Messrs. Holden and O'Neal's target bonus percentages remained unchanged, the equivalent dollar amount changed because of the base salary increase in connection with their promotion. Following this action, all named executive officers, other than the Chief Executive Officer, have a target bonus percentage of 55%. The target bonus percentages for these named executive officers were all set at the 50th percentile of the market, with the exception of Mr. Holden, whose target bonus percentage is below the 50th percentile of the market. The Committee concluded that all named executive officers, other than the Chief Executive Officer, should have the same target bonus percentage to preserve internal equity.

2009 Performance Goals

The Compensation Committee approves the short-term incentive plan goals at the beginning of each calendar year after considering management's recommendations. In 2009, two-thirds of the corporate payout factor was dependent on achieving an Adjusted EBITDA from Continuing Operations target. The level of Adjusted EBITDA from Continuing Operations necessary to earn 50%, 100% and 200% of the target payout under the short-term incentive plan was set at the beginning of 2009, taking into consideration our projected Adjusted EBITDA from Continuing Operations under our 2009 operating plan. The Adjusted EBITDA from Continuing Operations target amounts were as follows:

- 50% of target = $740 million (threshold);
- 100% of target = $875 million; and
- 200% of target = $1.0 billion (maximum).

For the Adjusted EBITDA from Continuing Operations portion of the corporate payout, amounts between the threshold and target and between the target and maximum are based on interpolated performance between the specified levels.

The remaining one-third of the corporate payout factor was based on achieving the following nine operational and strategic goals and metrics:

1. top quartile safety performance based on recordable injury rates;
2. top quartile safety performance based on lost time rates;
3. top quartile environmental performance based on number of incidents;
4. 88% commercial availability;
5. a level of contract availability at our California plants that results in a revenue contribution of at least $116 million;

6. on-budget and on-schedule performance at year end of our program to add environmental controls at our Maryland plants;
7. implementation of a solution for ash management at our Maryland plants;
8. progress toward enhancing our business in California; and
9. progress toward enhancing our Kendall cogeneration station.

If pre-established levels of exceptional performance are met with respect to the first four goals above regarding safety, environmental or commercial availability targets, that goal may be counted twice toward the achievement of the operational and strategic portion of the corporate payout factor. The target amounts for the strategic and operational goals are as follows: 50% of target = achievement of five goals (threshold); 100% of target = achievement of six goals; and 200% of target = achievement of seven goals (maximum).

The short-term incentive plan goals are set at levels deemed by the Compensation Committee, with input from management, to be achievable with strong performance by all employees. Generally, the Committee sets the minimum, target and maximum levels such that the relative difficulty of achieving the target level is consistent from year to year.

In selecting the annual goals for the short-term incentive plan, management and the Compensation Committee focus on aligning payment for performance with the creation of shareholder value. We think that Adjusted EBITDA from Continuing Operations (as defined below) is an appropriate measure for the financial portion of the goals because it provides insight into the overall health of our earnings. An explanation of the importance of each of our operational and strategic goals for 2009 to driving superior performance and creating shareholder value is set forth below:

- Safety Performance – Mirant sets two safety goals: one based on recordable injury rates and one based on lost time rates. We think that providing a safe workplace is critically important to our business, and we have focused a great deal of effort over the past few years on improving our safety performance. While protecting our employees is our top priority, better safety performance also means that Mirant has a more productive workforce and avoids increased workers' compensation expense and potentially significant fines. We also think that better safety performance is correlated with improved commercial availability, which is discussed further below. We compare our performance to our industry peers and we think that these goals are so significant that we provide for a goal to count twice if our performance is in the top decile as reported in the Edison Electric Institute Human Resources Information Center Safety Survey (the "EEI Survey"). Our recordable injury rate was in the top quartile of the EEI Survey during 2009 and we had no lost time incidents, which put our performance in the top decile of the EEI Survey.
- Environmental Performance – We diligently seek to comply with all environmental laws and regulations both because it is the right thing to do and because noncompliance can be extremely costly in terms of both money and reputation. We can be fined by the day for missed permit requirements, unpermitted spills or discharges and regulatory citations and can also be subject to significant remediation costs in the unfortunate event that any environmental incidents occur. We include an environmental goal to focus our employees on the importance of environmental compliance to our business. As with our safety goals, we set our environmental performance goal to be in the top quartile against our industry peers as reported in the Navigant/GKS Fossil Environmental Survey (the "Navigant Survey") and count the goal twice if our performance is in the top decile of the Navigant Survey. Our environmental performance in 2009 was in the top quartile of the Navigant Survey.
- Commercial Availability – Commercial availability measures the percentage of the maximum achievable gross margin that a generating unit captures. A higher commercial availability factor means that our business is more profitable, and therefore we think it is appropriate to incentivize our employees to make sure that our units are available to run when they are commercially desirable. We

set our commercial availability goal at a level that constitutes an improvement against our historical fleet availability. Because of the criticality of commercial operation of our units to our financial performance, we set a stretch target that would cause the goal to be counted twice. Our commercial availability for 2009 was 89%, which was better than our goal of 88%.

- California Contract Availability – Mirant's Contra Costa and Pittsburg plants operate under tolling agreements with Pacific Gas & Electric ("PG&E") pursuant to which they receive monthly capacity payments with bonuses and penalties based on guaranteed heat rate and availability tolerances. Our Potrero plant has a reliability must run contract with the California Independent System Operator. If our California plants do not run reliably then we cannot earn the contract bonuses and are subject to penalties. We set an availability goal for our California plants at a level that maximizes the revenue that is available to us under these contracts and earned the revenue necessary to satisfy this goal for 2009.

- Maryland Environmental Construction Program – The Maryland Healthy Air Act, which was enacted in April 2006, requires significant reductions in sulfur dioxide, nitrogen oxide and mercury emissions from large coal-fired electric generating facilities beginning in 2010. In order to comply with the Maryland Healthy Air Act, we installed scrubbers at our Chalk Point, Dickerson and Morgantown coal-fired units. In addition, we installed selective catalytic reduction systems at the Morgantown coal-fired units and one of the Chalk Point coal-fired units and a selective auto catalytic reduction system at the other Chalk Point coal-fired unit. We also installed selective non-catalytic reduction systems at the three Dickerson coal-fired units. We expect that our total capital expenditures to comply with the requirements of the Maryland Healthy Air Act will be approximately $1.674 billion. Because of the magnitude of the capital expenditures and the complexity of the project, we included as one of our operational goals that this construction program be on schedule and on budget at year end.

- Implementation of a Solution for Maryland Ash Management – As a result of the coal combustion process, we produce significant quantities of ash at our coal-fired generating units that must be disposed of at sites permitted to handle ash. For most of our ash, we use our own ash management facilities, which are all dry landfills in the Mid-Atlantic region, to dispose of the ash; however we expect that certain of these sites may reach full capacity in the next few years. Costs associated with third-party ash handling and disposal are material, and therefore we are working to find alternative means to dispose of our ash. We included this effort as one of our operational goals this year. In 2009, we purchased land suitable for the development of a new ash management facility and are making progress toward constructing an ash beneficiation facility to make the ash more suitable for sale to third parties for the production of concrete.

- Enhancement of California Business – Our existing generating facilities in California depend almost entirely on payments they receive to operate in support of system reliability. The energy, capacity and ancillary services markets, as currently constituted, will not support the capital expenditures necessary to repower or reconstruct our facilities to make them commercially viable in a merchant market. In light of the challenges that we face in California, we included as a strategic goal the enhancement of our California business. In 2009, we were able to extend PG&E's offtake of the output from our Contra Costa generating facility through April 2013 and we entered into a ten-year power purchase agreement with PG&E for 760 MW of natural gas-fired peaking generation to be constructed adjacent to our Contra Costa generating facility. Construction of this new generating facility is scheduled to begin in late 2010, subject to certain conditions.

- Enhancement of Kendall Cogeneration Station – Our Kendall generating facility, located on the Charles River in Cambridge, Massachusetts, is a co-generation facility that produces both electricity and steam. In 2006, the Environmental Protection Agency issued to Mirant Kendall a National Pollution Discharge Elimination System ("NPDES") renewal permit for the Kendall generating facility that imposes limits on the facility's thermal discharge into the Charles River that could cause substantial curtailments of the operations of the Kendall generating facility. Mirant Kendall is operating under its current NPDES permit pending the resolution of its appeals of the renewal permit's provisions. We included as a strategic goal this year the enhancement of the Kendall station and were able to make substantial progress toward resolving our NPDES permit issues in a manner that would not result in curtailment of operations. We also made progress in our efforts to modify the Kendall facility in order to allow us to increase our steam sales.

2009 Actual Performance and Incentive Award Payouts

Following completion of the annual financial audit process, the Compensation Committee assesses our achievement of the operational and strategic goals and metrics under the short-term incentive plan and makes award decisions. Our 2009 Adjusted EBITDA from Continuing Operations used for purposes of the short-term incentive payment calculation was $890 million, which exceeded the target of $875 million. Adjusted EBITDA from Continuing Operations (earnings before interest, taxes, depreciation and amortization, as adjusted for net unrealized gains and losses on derivative financial instruments, net lower of cost or market adjustments to our inventory and certain other items) is the same measure reported in our 2009 annual earnings press release. For the year ended December 31, 2009, the adjustments for other items included (i) impairment losses, (ii) bankruptcy charges and legal contingencies, (iii) certain severance costs, (iv) shutdown costs related to our Lovett generating facility, and (v) loss on disposal of assets, net. In 2009, we achieved all nine operational and strategic goals identified above. We achieved exceptional performance with respect to our safety (lost time) goal by not having any lost time accidents, with the result that it was counted twice pursuant to the pre-established 2009 program described above, for a total of ten operational and strategic goals being achieved. This overall performance resulted in a corporate payout factor of 141% of target.

The short-term incentive payments may be adjusted by the Compensation Committee, in its discretion, based on a subjective evaluation of individual performance. In assessing Mr. Muller's individual performance for purposes of his short-term incentive payout, the Compensation Committee met with him in an executive session in January 2009 to discuss his individual goals for 2009. In February 2010 they again met with him in executive session to review his performance. Mr. Muller meets with the other named executive officers to assess their performance and makes a recommendation to the Compensation Committee with respect to their individual short-term incentive payouts. For 2009, the Compensation Committee did not make an adjustment to Mr. Muller's short-term incentive payment based on his individual performance. There was no adjustment for individual performance to the other named executive officers' short-term incentive payouts in 2009. See the *2009 Summary Compensation Table* for the actual amounts earned by our named executive officers under the short-term incentive plan.

2010 Incentive Award Program

Our 2010 short-term incentive goals are based on the same structure utilized in 2009, with an Adjusted EBITDA from Continuing Operations goal representing two-thirds of the corporate payout factor and operational and strategic goals comprising the other one-third. The Adjusted EBITDA from Continuing Operations target amounts are as follows:

- 50% of target = $490 million (threshold);
- 100% of target = $580 million; and
- 200% of target = $675 million (maximum).

The remaining one-third of the corporate payout factor will be dependent upon achieving the following ten operational and strategic goals:

1. top quartile safety performance based on recordable injury rates;
2. top quartile safety performance based on lost time rates;
3. top quartile environmental performance based on number of incidents;

4. 89% commercial availability;
5. a level of contract availability at our California plants that results in a revenue contribution of at least $116 million;
6. satisfactorily close out all contracts related to our program to add environmental controls at our Maryland plants;
7. implementation of a solution for ash management at our Maryland plants;
8. progress toward enhancing our Pittsburg generating station;
9. progress toward enhancing our Kendall cogeneration station; and
10. obtain project financing for, and commence construction of, our Marsh Landing generating station.

If certain levels of exceptional performance are met with respect to the first four goals above regarding safety, environmental or commercial availability targets, that goal may be counted twice toward the achievement of the operational and strategic portion of the corporate payout factor. The Compensation Committee may, in its discretion, award partial credit for the partial achievement of a goal. The target amounts for the strategic and operational goals are as follows: 50% of target = achievement of five goals (threshold); 100% of target = achievement of six goals; and 200% of target = achievement of eight goals (maximum).

Long-Term Incentives

February 2009 Compensation Decisions

All long-term incentive grants are issued under our 2005 Omnibus Incentive Compensation Plan. We utilized stock options and restricted stock units for our 2009 long-term incentive grants to executive officers, with two-thirds of the economic value of the grants delivered as restricted stock units and one-third of the economic value delivered as stock options. In determining to use such components and in determining the relative allocation, the Compensation Committee weighed the effectiveness and the perceived value of such grants by participants against their associated compensation expense. The Compensation Committee thinks the current allocation of long-term incentive grants, including the larger weighting of restricted stock units, provides both an important retention incentive for our named executive officers and aligns compensation with maintenance and growth of stockholder value. The Compensation Committee decided in conjunction with its decision regarding 2010 long-term incentive awards that in 2011 it will incorporate another performance-based element, other than stock options, in its long-term incentive grants to named executive officers.

The 2009 awards vest ratably over three years, and delivery of shares for vested restricted stock units for our Chief Executive Officer is deferred until termination. The Compensation Committee approved the 2009 annual long-term incentive grants on March 3, 2009. The Compensation Committee approves the economic value (dollar-denominated) of the equity compensation for each named executive officer, and that economic value is converted on the grant date into the equivalent number of restricted stock units and stock options based on the allocation outlined above. In determining the economic value of the grants for our named executive officers with employment agreements, the Committee reviewed the market equivalent economic value for employees at companies in Hewitt and Towers Perrin's general and industry comparator groups where long-term incentives are a prevalent component of pay, as well as a proxy analysis of peer companies, as set forth above under *Compensation Assessment Using Survey Data and Peer Group Data – February 2009 Compensation Decisions*.

Mr. Edgell's 2009 long-term incentive grant valued at 200% of base salary was near the 50th percentile indicated by market data and consistent with prior years' grants valued at 200% of base salary. As a result of internal equity considerations among our Executive Vice Presidents, the Compensation Committee approved a 2009 long-term incentive grant for Messrs. Iaco and Williams valued at 200% of base salary that was above the 50th percentile of market for their positions of 144% and 129% of base salary, respectively. Mr. Muller's 2009 long-term incentive grant valued at 300% of base salary was below the 50th percentile indicated by market data of 342% of base salary, but consistent with prior years' grants valued at 300% of base salary.

Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary were not executive officers at the time of the February 2009 compensation decisions. Each officer's 2009 long-term incentive grant is presented below under *Grants of Plan-Based Awards in 2009.*

August 2009 Compensation Decisions

The Compensation Committee chose not to provide off-cycle long-term incentive grants to Messrs. Holden, O'Neal, and Garlick and Mses. Houston and Cleary upon their promotion, but to reflect their higher level positions in their 2010 long-term incentive grants.

Benefits

Company benefits available to all of our employees, including our named executive officers, include health and welfare, dental, prescription drugs, paid vacation, life insurance, accidental death and dismemberment, short term disability and long-term disability. All employees, including our named executive officers, also are entitled to participate in our tax-qualified defined contribution 401(k) plan, pursuant to which we match 75% of the first 6% contributed.

Included in the 401(k) plan is a profit sharing arrangement for non-union employees who are not accruing a defined benefit pension. The profit sharing arrangement provides for both a 3% quarterly fixed Company contribution, and an annual discretionary profit sharing Company contribution based on our performance against our short-term incentive goals. Messrs. Muller, O'Neal and Garlick and Ms. Houston participate in the profit sharing arrangement. Messrs. Iaco, Edgell and Williams participated in the quarterly profit sharing arrangement until their departure from the Company on May 31, 2009. The discretionary contribution made by the Company for 2009 was 4.6% of base salary and short-term incentive.

Senior executives, including our named executive officers, participate in a non tax-qualified Supplemental Benefit (Savings) Plan. The Supplemental Benefit (Savings) Plan is intended to compensate for IRS limitations on compensation for Company matching and profit sharing contributions to a tax-qualified 401(k) plan, as well as contributions missed due to participation in the Deferred Compensation Plan. The Compensation Committee has concluded that this plan is market-competitive.

Senior executives, including our named executive officers, are eligible to participate in a non tax-qualified deferred compensation plan. Mr. Muller and Ms. Cleary participate in the nonqualified deferred compensation plan. Mr. Williams participated in the nonqualified deferred compensation plan until his departure from the Company on May 31, 2009. The nonqualified deferred compensation plan allows senior executives to defer certain amounts of base salary and short-term incentive compensation. See the *2009 Nonqualified Deferred Compensation* table below for additional discussion of this plan. Please see *Impact of Regulatory Requirements* below for a discussion of Regulation 409A and its effect on our nonqualified deferred compensation plan.

Messrs. Holden and O'Neal and Ms. Cleary participate in the Mirant Services Pension Plan, a tax-qualified defined benefit pension. The plan benefit formula may vary according to a participant's grandfathered status and location, but generally equals the greater of amounts computed using a "1.70% offset formula," a "1.25% formula," and a "1.00% formula." The Pension Plan was closed to employees hired after April 2, 2000, or employees rehired after April 2, 2001, and Mr. O'Neal's benefit service was frozen at the end of 2001 because his age/service did not allow for an on-going benefit accrual. Our named executive officers' defined benefit pension benefits are described in further detail in the *Pension Benefits* table below.

Messrs. Holden and O'Neal and Ms. Cleary also participate in two non tax-qualified defined benefit pension plans. The Supplemental Benefit (Pension) Plan ("SBP") is based on the additional monthly benefit that the tax-qualified plan would pay if the statutory limits and pay deferrals were ignored. The Mirant Services Supplemental Executive Retirement Plan ("SERP") provides additional benefits that the tax-qualified Mirant

Services Pension Plan and SBP would pay if the 1.70% offset formula calculations reflected a portion of annual cash incentives. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their incentives, whether or not deferred, to the extent they exceed 15% of those base rates (ignoring statutory limits). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Mirant Services Pension Plan and SBP benefits are subtracted from the gross benefit to arrive at the SERP benefit.

Mr. Holden has a Supplemental Pension Benefit Agreement (SBPA) entered into on July 9, 2002, providing for an additional five years of both age and service for purposes of determining pension benefits in the Mirant Services Pension Plan, the SBP, and the SERP.

When an SBP/SERP participant separates from service, vested monthly benefits provided by the benefit formulas are converted into a series of 10 annual installments using the actuarial equivalence basis of the Mirant Services Pension Plan.

Perquisites

We have a perquisite policy that provides for an annual allowance to each of our named executive officers. For our named executive officers, two tiers of annual perquisite allowance are provided: Level I – $21,000; and Level II – $18,000. Our Chief Executive Officer receives a Level I perquisite allowance, and each of our other named executive officers receives the Level II allowance. The allowances are paid in monthly increments and are intended to compensate executives for financial and estate planning, income tax return preparation and personal club memberships. We also provide executive physicals to these officers and relocation benefits, when necessary. The Compensation Committee has concluded that these perquisite levels are competitive in the market, while allowing more flexibility in choosing a service provider and minimizing the administrative burden of such a program.

Post-Termination Compensation

The post-termination benefits for our Chief Executive Officer are provided in his employment agreement. The terms of this agreement, including those related to severance and change in control, were negotiated in conjunction with his hiring. The post-termination benefits for our named executive officers without employment agreements are provided in the Mirant Services Severance Pay Plan and the Mirant Corporation Change in Control Severance Plan.

Severance and Change in Control

All of our named executive officers are eligible for specified change in control and severance benefits. These benefits are offered because of the prevalence of such programs in the market and because the Compensation Committee thought the protections were necessary to recruit and retain executive talent.

In the event Mr. Muller is terminated by the Company without cause, he will receive two times his base salary plus two times his target short-term incentive, in addition to certain other benefits further outlined below under *Potential Payments Upon Termination.* If terminated without cause, Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary each would receive one time his or her base salary plus one time his or her target short-term incentive, in addition to certain benefits outlined below under *Potential Payments Upon Termination.* If terminated in conjunction with a change in control, Mr. Muller would receive three times his base salary plus three times the higher of his target short-term incentive or his actual annual short-term incentive for the year preceding the change in control. If terminated in conjunction with a change in control, Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary each would receive three times his or her base salary plus three times his or her target short-term incentive, in addition to certain benefits outlined below under *Potential Payments Upon Termination.* Termination of any of our named executive officers without cause or in the event of a change in control will normally result in the immediate vesting of all of his or her outstanding stock options and restricted stock units. See *Potential Payments Upon Termination* below for a description of the vesting terms of long-term incentive awards for our named executive officers in the event of termination or a change in control.

Messrs. Iaco, Edgell and Williams left the Company on May 31, 2009, and their severance was treated as a termination without cause. Each was paid in accordance with the terms of his employment agreement, which provided for each to receive 1.5 times his base salary plus 1.5 times his target short-term incentive, as described below under *Potential Payments Upon Termination*.

Restrictive Covenants

All of our employees enter into confidentiality and intellectual property agreements, and our named executive officers are also subject to non-solicitation, non-disparagement and non-compete provisions.

Impact of Regulatory Requirements

Several regulatory requirements have an impact on certain of our compensation decisions. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally permits a publicly traded company a federal income tax deduction for compensation of up to $1 million paid to certain of its executive officers unless the amount that exceeds $1 million is payable based solely upon the attainment of objective performance criteria. Generally, our policy is to undertake to qualify certain components of our incentive compensation to executive officers for the performance exception to non-deductibility. However, because we are in a highly competitive market for talented executives, we think the Compensation Committee needs the flexibility and discretion in compensation decisions to further and promote the best interests of shareholders and meet a variety of corporate objectives. Therefore, the Compensation Committee may at times use its discretion to approve compensation that does not meet the performance-based exception and may therefore not be deductible under Section 162(m). In light of the substantial net operating loss carry-forwards available to us to offset taxable income, we do not think the amount of any lost deductions would have a significant impact on our financial results.

We account for stock-based compensation in accordance with the accounting guidance for stock-based compensation, which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. All of the stock-based awards granted in 2009 qualified for equity accounting treatment in accordance with the accounting guidance for stock-based compensation. We use the Black-Scholes option-pricing model to measure the grant-date fair value of our stock options. For determining the number of stock options to grant to employees, we use a volatility rate in the Black-Scholes calculation based on the average volatility of our traded options during the 45 trading days immediately preceding (and inclusive of) the grant date in order to eliminate any perception of subjectivity in determining option award sizes.

Equity Grant Policy

The Equity Grant Policy adopted by the Compensation Committee requires that both annual equity grants and special equity grants must be made during an open trading window, which normally follows our quarterly earnings releases. The annual equity awards specifically are to be made at a Compensation Committee meeting scheduled during the first week of the open trading window following the release of our financial results for the previous fiscal year. The Equity Grant Policy applies to any compensatory equity grant made to employees, including our named executive officers. The Equity Grant Policy requires that the grant date of any equity award approved by the Compensation Committee will be the date of the meeting at which the award was approved, and the grant price will be the closing price of our common stock on the New York Stock Exchange on such date. All of our 2009 long-term incentive awards complied with the terms of our Equity Grant Policy.

Role of Chief Executive Officer and Management

Mr. Muller actively participates in Compensation Committee meetings, other than executive sessions of the Committee that include discussions regarding his compensation. Mr. Muller attended six Compensation Committee meetings in 2009. He makes recommendations to the Compensation Committee with respect to equity grants, annual short-term incentive awards and merit increases for the named executive officers other than himself. He also provides input on other aspects of our compensation program, including plan design, timing and structure of incentive grants and compensation policies. The Vice President, Administration also attends all Compensation Committee meetings, prepares meeting materials and provides guidance to the Committee on compensation programs and policies.

Stock Ownership Guidelines

Stock ownership guidelines approved by the Compensation Committee in November 2006 require that our named executive officers, certain other corporate officers and our Board of Directors own certain levels of our stock. Those levels of ownership must be attained (1) within five years of their first long-term incentive award grant in the year that they became subject to the guidelines, or (2) if the individual did not hold the relevant office at that time, within five years of the date the individual becomes a director or an officer at that level. The stock ownership guidelines are set forth below:

Position	Multiple of Annual Salary
Chief Executive Officer	500%
Executive Vice President	400%
Senior Vice President	300%
Vice President	100%
Board of Directors	3x annual LTI Grant

Shares counted toward satisfaction of the guidelines outlined above include shares owned outright, vested restricted stock units or restricted shares, vested stock options (at two-thirds of their value), and phantom shares/units. As of March 8, 2010, due to the significant decline in the price of our common stock as a result of challenging market conditions, none of our named executive officers had met the share ownership requirements under the guidelines. Our named executive officers received their first long-term incentive award in January 2006 and therefore have until January 2011 to reach these share ownership goals. At its August 2009 meeting, the Compensation Committee discussed our officers' current stock ownership levels and the impact of the recent stock price decline on their compliance with these guidelines. The Compensation Committee plans to continue to monitor the appropriateness of the multiples and the timeline for compliance.

Compensation Committee Report

We have reviewed and discussed with management this Compensation Discussion and Analysis to be filed pursuant to the Securities Exchange Act of 1934. Based on these reviews and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this Proxy Statement.

Submitted on March 26, 2010 by the members of the Compensation Committee of the Company's Board of Directors:

William L. Thacker, Chair
A. D. (Pete) Correll
John M. Quain*
Thomas H. Johnson**

* Joined the Committee effective May 7, 2009
**Served on the Committee through May 7, 2009

2009 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding annual compensation for our Chief Executive Officer, our current Chief Financial Officer, our current General Counsel and Corporate Secretary, our current Chief Commercial Officer, our current Senior Vice President of Operations, our current Senior Vice President of Asset Management, our former Chief Financial Officer, our former Chief Operating Officer and our former General Counsel for 2009 (together, our "named executive officers").

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value ($) (4)	All Other Compensation ($) (5)	Total ($)
Edward R. Muller Chairman, President and Chief Executive Officer	2009	1,135,000	2,269,998	1,303,473	1,600,000	—	222,208	6,530,679
	2008	1,127,597	2,269,992	1,242,049	1,200,000	—	222,131	6,061,769
	2007	1,079,616	2,211,013	814,368	1,200,000	—	179,956	5,484,953
J. William Holden III* Senior Vice President and Chief Financial Officer	2009	404,536	292,781	168,121	314,525	311,230	37,840	1,529,033
Julia A. Houston* Senior Vice President, General Counsel, and Corporate Secretary	2009	362,252	256,069	147,035	272,800	—	63,295	1,101,451
John L. O'Neal* Senior Vice President and Chief Commercial Officer	2009	363,917	296,743	170,397	283,400	5,355	68,618	1,188,430
James P. Garlick* Senior Vice President, Operations	2009	355,164	284,471	163,346	267,300	—	66,369	1,136,650
Anne M. Cleary* Senior Vice President, Asset Management	2009	334,356	242,133	139,038	252,350	120,398	34,544	1,122,819
James V. Iaco, Jr Former Executive Vice President and Chief Financial Officer	2009	258,808	648,003(6)	372,092(6)	—	—	1,602,141	2,881,044
	2008	482,618	647,998	354,559	338,100	—	95,456	1,918,731
	2007	465,925	629,795	231,973	335,000	—	82,477	1,745,170
Robert M. Edgell Former Executive Vice President and Chief Operating Officer	2009	267,702	741,333(6)	425,688(6)	—	—	1,818,804	3,253,527
	2008	534,810	741,326	405,631	386,700	—	105,585	2,174,052
	2007	535,828	730,292	268,986	386,500	—	96,806	2,018,412
S. Linn Williams Former Executive Vice President and General Counsel	2009	240,541	648,003(6)	372,092(6)	—	—	1,599,385	2,860,021
	2008	480,748	647,998	354,559	338,100	—	95,400	1,916,805
	2007	465,925	629,795	231,973	335,000	—	82,242	1,744,935

* Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary first became named executive officers in 2009. SEC rules require that only their 2009 compensation be included in the table.

(1) The value for stock awards in this column represent the aggregate grant date fair value for the stock awards granted in the applicable year, computed in accordance with FASB ASC Topic 718 for restricted stock units awarded under the 2005 Omnibus Incentive Compensation Plan in 2007, 2008 and 2009. Assumptions used in the calculation of these amounts are included in *Stock-Based Compensation* in *Item 7 – Management's Discussion and Analysis of Results of Operations and Financial Condition* in our Annual Report on Form 10-K filed with the SEC on February 26, 2010.

(2) The values for stock option awards in this column represent the aggregate grant date fair value for the option awards granted in the applicable year computed in accordance with FASB ASC Topic 718 for stock options granted under the 2005 Omnibus Incentive Compensation Plan in 2007, 2008 and 2009. Assumptions used in the calculation of these amounts are included in *Stock-Based Compensation* in *Item 7 – Management's Discussion and Analysis of Results of Operations and Financial Condition* in our Annual Report on Form 10-K filed with the SEC on February 26, 2010.

(3) Reflects amounts paid for performance under our short-term incentive program. Payments for 2009 were approved by the Compensation Committee at its February 25, 2010 meeting, and if not deferred by the named executive officer, were paid on March 5, 2010. See *Compensation Discussion and Analysis – Elements of Compensation – Short-Term Incentives* above for further discussion of 2009 performance goals and payments under this program.

(4) The amounts reported in the "Change in Pension Value" column reflect the actuarial increase in the present value of the named executive officers' benefits under all defined benefit pension plans sponsored by Mirant, determined using interest rate and mortality rate assumptions consistent with those used in Mirant's financial statements. The pension plan amounts, some of which may not be currently vested, include:

- increase in Mirant Services Pension Plan ("Pension Plan") value;
- increase in Mirant Services Supplemental Benefit (Pension) Plan ("SBP") value;
- increase in Mirant Services Supplemental Executive Retirement Plan ("SERP") value; and
- for Mr. Holden, increase in Supplemental Pension Benefit Agreement ("SPBA") value.

The following table shows, for each named executive officer receiving pension plan benefits, the change in the actuarial present value for each of the Pension Plan, the SBP, the SERP, and the SPBA for fiscal 2009:

Name	Change in Pension Plan Value	Change in SBP Value	Change in SERP Value	Change in SPBA Value
J. William Holden III	$47,176	$78,777	$46,789	$138,488
John L. O'Neal	59	2,922	2,374	—
Anne M. Cleary	36,974	67,345	16,079	—

(5) For 2009, this amount reflects the following for each named executive officer:

- An annual perquisite allowance for financial and estate planning, income tax preparation and personal club memberships. Mr. Muller received a perquisite allowance of $21,000. Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary each received a perquisite allowance of $18,000. Messrs. Iaco, Edgell and Williams each received a perquisite allowance of $7,500 (pro-rated to reflect their departure from the Company effective May 31, 2009).
- Matching and profit sharing contributions by the Company to each named executive officer under the Company's 401(k) Plan and Supplemental Benefit (Savings) Plan. The matching contribution under the 401(k) plan represents 75% of their eligible contributions. In 2009, Messrs. Muller, Holden, O'Neal and Garlick and Mses. Houston and Cleary received a matching contribution of $11,025. Messrs. Iaco, Edgell and Williams received a matching contribution of $5,053. In 2009, Messrs. Muller, O'Neal, Garlick, Iaco, Edgell and Williams and Ms. Houston received a profit sharing contribution to their 401(k) account in the amount of $14,894. Mr. Holden and Ms. Cleary did not receive a profit sharing contribution because they continue to accrue benefits under the Mirant Services Pension Plan. In 2009, contributions were made to the non-qualified Supplemental Benefit (Savings) Plan of named executive officers in the following amounts; Mr. Muller – $172,967, Mr. Holden – $6,963, Ms. Houston – $19,053, Mr. O'Neal – $24,331, Mr. Garlick – $22,450, Ms. Cleary – $3,956, Mr. Iaco – $34,802, Mr. Edgell – $41,371 and Mr. Williams – $34,192.
- The following executives were subject to imputed income for their Company-provided life insurance benefits for 2009: Mr. Muller - $2,322, Mr. Holden - $1,851, Ms. Houston - $322, Mr. O'Neal - $367, Ms. Cleary - $1,563, Mr. Iaco - $3,046, Mr. Edgell - $1,633 and Mr. Williams - $1,584.
- Cash severance payments made to Messrs. Iaco, Edgell and Williams in accordance with the termination provisions of their employment agreements. The following cash severance payments were made: Mr. Iaco – $1,536,846; Mr. Edgell – $1,748,353 and Mr. Williams – $1,536,162.

(6) In accordance with their termination agreements, Messrs. Iaco, Edgell and Williams agreed to forfeit two-thirds of their March 3, 2009 restricted stock unit and stock option awards upon their departure from the Company, which otherwise would have vested automatically.

GRANTS OF PLAN-BASED AWARDS IN 2009

The following table sets forth information with respect to stock awards and option awards granted during 2009 for our named executive officers and possible payouts for 2009 under our short-term incentive program.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards ($) (1)	Grant Date Fair Value of Option Awards ($) (2)
		Threshold ($)	Target ($)	Maximum ($)					
Edward R. Muller	(3)	567,500	1,135,000	2,270,000					
	3/3/2009(4)				218,269			2,269,998	
	3/3/2009(5)					221,679	10.40		1,303,473
J. William Holden III	(3)	111,533	223,065	446,130					
	3/3/2009(4)				28,152			292,781	
	3/3/2009(5)					28,592	10.40		168,121
Julia A. Houston	(3)	96,731	193,461	386,922					
	3/3/2009(4)				24,622			256,069	
	3/3/2009(5)					25,006	10.40		147,035
John L. O'Neal	(3)	100,495	200,991	401,982					
	3/3/2009(4)				28,533			296,743	
	3/3/2009(5)					28,979	10.40		170,397
James P. Garlick	(3)	94,771	189,542	379,084					
	3/3/2009(4)				27,353			284,471	
	3/3/2009					27,780	10.40		163,346
Anne M. Cleary	(3)	89,479	178,958	357,916					
	3/3/2009(4)				23,282			242,133	
	3/3/2009(5)					23,646	10.40		139,038
James V. Iaco, Jr.	(3)	157,950	315,900	631,800					
	3/3/2009(4)(6)				62,308			648,003	
	3/3/2009(5)(6)					63,281	10.40		372,092
Robert M. Edgell	(3)	180,700	361,400	722,800					
	3/3/2009(4)(6)				71,282			741,333	
	3/3/2009(5)(6)					72,396	10.40		425,688
S. Linn Williams	(3)	157,950	315,900	631,800					
	3/3/2009(4)(6)				62,308			648,003	
	3/3/2009(5)(6)					63,281	10.40		372,092

(1) Represents the grant date fair value of restricted stock awards granted during 2009, calculated in accordance with FASB ASC Topic 718.

(2) Represents the grant date fair value of option awards granted during 2009, calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model.

(3) Represents threshold, target and maximum level payouts for 2009 under the short-term incentive program. The amounts shown for Messrs. Holden, O'Neal and Garlick and for Mses. Houston and Cleary reflect the impact of promotional salary increases granted effective June 1, 2009. The amounts for Mr. Garlick and Mses. Houston and Cleary also reflect increases to their target bonus percentages from 50% to 55% effective with their promotions on June 1, 2009. For actual amounts paid under the short-term incentive program for 2009, see the Non-Equity Incentive Plan Compensation column under the *2009 Summary Compensation Table* above. Messrs. Iaco, Edgell and Williams each received a prorated payment of their 2009 target annual bonus as described below under *Potential Payments Upon Termination.*

(4) Restricted stock units were granted on March 3, 2009 under our 2005 Omnibus Incentive Compensation Plan. The restricted stock units vest ratably over three years. Delivery of shares to Mr. Muller is deferred until termination.

Delivery of shares to Messrs. Iaco, Edgell and Williams was deferred until December 1, 2009, six months and one day following their departure from the Company on May 31, 2009.

(5) Stock options were granted on March 3, 2009 under our 2005 Omnibus Incentive Compensation Plan. The stock options vest ratably over three years and expire on March 3, 2019.

(6) In accordance with their termination agreements, Messrs. Iaco, Edgell and Williams agreed to forfeit two-thirds of their March 3, 2009 restricted stock unit and stock option awards upon their departure from the Company, which otherwise would have vested automatically.

Employment Agreements

We have an employment agreement with Mr. Muller. This agreement had an initial three-year term through September 30, 2008. After the three-year term, the agreement is automatically extended in one-year increments unless we give prior notice of termination. Mr. Muller's agreement was automatically extended for the first one-year period and was subsequently automatically extended for a second one-year period, through September 30, 2010. We had employment agreements with Messrs. Iaco, Edgell and Williams. Messrs. Iaco, Edgell and Williams left the Company on May 31, 2009, and their departures were treated as terminations without cause under their employment agreement. Each was provided severance benefits in accordance with their employment agreement. The compensation payable under each employment agreement is discussed below. The agreements provide that certain amounts are paid immediately if the employee dies, becomes disabled, or is terminated without cause. See *Potential Payments Upon Termination* below for further discussion of those payments.

The Board has sole responsibility for administering these agreements.

Edward R. Muller Employment Agreement

Effective September 30, 2005, Mirant entered into an employment agreement with Mr. Muller. This agreement provides for compensation and benefits during the three-year term of the agreement, with automatic successive one-year renewals. Under the terms of the agreement, Mr. Muller's initial base salary was $1 million. In 2007, Mr. Muller's base salary was $1.1 million. Effective March 1, 2008, Mr. Muller's base salary was increased to $1.135 million. In addition, Mr. Muller's target short-term incentive level during the term of his employment was to be no less than 100% of his base salary with a maximum of two times the target. Mr. Muller's employment agreement specifies that long-term incentive grants will be governed by the terms of specific award agreements. Those agreements are discussed below under *Stock Award Agreements*. Mr. Muller's long-term incentive grants for 2009 are set forth above under *Grants of Plan-Based Awards in 2009*. For a description of potential payments to Mr. Muller upon termination or a change in control, see *Post-Termination Compensation* under *Compensation Discussion and Analysis* above.

James V. Iaco, Jr. Employment Agreement

Effective November 7, 2005, Mirant entered into an employment agreement with Mr. Iaco. The agreement provides for compensation and benefits during its three-year term, with automatic successive one-year renewals. Under the terms of the agreement, Mr. Iaco's initial base salary was $450,000. In 2007 his base salary was $470,000. Effective March 1, 2008, Mr. Iaco's base salary was increased to $486,000. Mr. Iaco's target short-term incentive level during the term of his employment will be no less than 65% of base salary with a maximum of two times the target. Mr. Iaco's employment agreement specifies that long-term incentive grants will be governed by the terms of specific award agreements. Those agreements are discussed below under *Stock Award Agreements*. Mr. Iaco's equity grants for 2009 are set forth above under *Grants of Plan-Based Awards in 2009*. Mr. Iaco left the Company effective May 31, 2009. His departure was treated as a termination without cause and he was provided severance benefits in accordance with his employment agreement, provided that he agreed to forfeit 2/3 of the restricted stock units and stock options granted to him on March 3, 2009, which otherwise would have vested automatically. For a description of payments made to Mr. Iaco upon termination, see *Potential Payments Upon Termination* below.

Robert M. Edgell Employment Agreement

Effective January 3, 2006, Mirant entered into an employment agreement with Mr. Edgell. The agreement provides for compensation and benefits during its three-year term, with automatic successive one-year renewals. Under the terms of the agreement, Mr. Edgell's initial base salary was $500,000. In 2007 his base salary was $545,000. Effective March 1, 2008, Mr. Edgell's base salary was increased to $556,000. Mr. Edgell's target short-term incentive level during the term of his employment will be no less than 65% of his base salary with a maximum of two times the target. Mr. Edgell's employment agreement specifies that long-term incentive grants will be governed by the terms of specific award agreements. Those agreements are discussed below under *Stock Award Agreements*. Mr. Edgell's long-term incentive grants for 2009 are set forth above under *Grants of Plan-Based Awards in 2009.* Mr. Edgell left the Company effective May 31, 2009. His departure was treated as a termination without cause and he was provided severance benefits in accordance with his employment agreement, provided that he agreed to forfeit 2/3 of the restricted stock units and stock options granted to him on March 3, 2009, which otherwise would have vested automatically. For a description of payments to Mr. Edgell upon termination, see *Potential Payments Upon Termination* below.

S. Linn Williams Employment Agreement

Effective November 7, 2005, Mirant entered into an employment agreement with Mr. Williams. The agreement provides for compensation and benefits during its three-year term, with automatic successive one-year renewals. Under the terms of the agreement, Mr. Williams's initial base salary was $450,000. In 2007 his base salary was $470,000. Effective March 1, 2008, Mr. Williams' base salary was increased to $486,000. Mr. Williams's target short-term incentive level during the term of his employment will be no less than 65% of base salary with a maximum of two times the target. Mr. Williams's employment agreement specifies that long-term incentive grants will be governed by the terms of specific award agreements. Those agreements are discussed below under *Stock Award Agreements*. Mr. Williams's long-term incentive grants for 2009 are set forth above under *Grants of Plan-Based Awards in 2009.* Mr. Williams left the Company effective May 31, 2009. His departure was treated as a termination without cause and he was provided severance benefits in accordance with his employment agreement, provided that he agreed to forfeit 2/3 of the restricted stock units and stock options granted to him on March 3, 2009, which otherwise would have vested automatically. For a description of payments to Mr. Williams upon termination, see *Potential Payments Upon Termination* below.

Stock Award Agreements

The 2009 long-term incentive grants of stock options and restricted stock units were made under our 2005 Omnibus Incentive Compensation Plan, and the terms of the grants are included in specific award agreements to our named executive officers. If any dividends or other distributions are paid on our common stock while the restricted stock units are outstanding, the dollar amount or fair value of such distributions with respect to the number of common shares underlying the units will be converted into additional restricted stock units based on the fair market value of the common stock on the date of distribution. The stock options do not include any right to receive dividend or distribution amounts on the common stock prior to exercise. For further discussion of the terms of these awards, see *Long-Term Incentives* under the *Compensation Discussion and Analysis* above.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

The following table sets forth information regarding the unexercised options and unvested restricted stock units held by our named executive officers as of December 31, 2009.

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Vested**	**Number of Securities Underlying Unexercised Options (#) Unvested (1)**	**Option Exercise Price ($)**	**Option Expiration Date (2)**	**Number of Shares or Units of Stock That Have Not Vested (#) (1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($) (3)**
Edward R. Muller	1/13/2006	405,844	—	24.64	1/13/2016	—	—
	2/17/2006	399,202	—	25.05	2/17/2016	—	—
	3/8/2007	64,174	32,087	37.71	3/8/2012	19,544	298,437
	3/7/2008	43,581	87,161	37.02	3/7/2013	40,878	624,207
	3/3/2009	—	221,679	10.40	3/3/2019	218,269	3,332,968
J. William Holden III	1/13/2006	7,891	—	24.64	1/13/2016	—	—
	2/17/2006	7,762	—	25.05	2/17/2016	—	—
	3/8/2007	7,045	3,522	37.71	3/8/2012	2,145	32,754
	3/7/2008	5,231	10,462	37.02	3/7/2013	4,906	74,915
	3/3/2009	—	28,592	10.40	3/3/2019	28,152	429,881
Julia A. Houston	1/13/2006	2,537	—	24.64	1/13/2016	—	—
	2/17/2006	2,495	—	25.05	2/17/2016	—	—
	3/8/2007	1,931	1,931	37.71	3/8/2012	1,176	17,958
	3/7/2008	3,042	6,083	37.02	3/7/2013	2,852	43,550
	3/3/2009	—	25,006	10.40	3/3/2019	24,622	375,978
John L. O'Neal	1/13/2006	7,891	—	24.64	1/13/2016	—	—
	2/17/2006	15,524	—	25.05	2/17/2016	—	—
	3/8/2007	7,045	3,522	37.71	3/8/2012	2,145	32,754
	3/7/2008	5,231	10,462	37.02	3/7/2013	4,906	74,915
	3/3/2009	—	28,979	10.40	3/3/2019	28,533	435,699
James P. Garlick	1/13/2006	5,682	—	24.64	1/13/2016	—	—
	2/17/2006	5,589	—	25.05	2/17/2016	—	—
	3/8/2007	5,921	2,961	37.71	3/8/2012	1,804	27,547
	3/7/2008	4,784	9,567	37.02	3/7/2013	4,487	68,516
	3/3/2009	—	27,780	10.40	3/3/2019	27,353	417,680
Anne M. Cleary	1/13/2006	8,131	—	24.64	1/13/2016	—	—
	2/17/2006	8,982	—	25.05	2/17/2016	—	—
	3/8/2007	3,393	1,697	37.71	3/8/2012	1,033	15,774
	3/7/2008	2,571	5,140	37.02	3/7/2013	2,410	36,801
	3/3/2009	—	23,646	10.40	3/3/2019	23,282	355,516
James V. Iaco, Jr.	1/13/2006	30,439	—	24.64	5/31/2010	—	—
	2/17/2006	29,940	—	25.05	5/31/2010	—	—
	3/8/2007	18,280	—	37.71	5/31/2010	—	—
	3/7/2008	37,322	—	37.02	5/31/2010	—	—
	3/3/2009	—	—	10.40	5/31/2010	—	—

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Vested	Number of Securities Underlying Unexercised Options (#) Unvested (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Robert M. Edgell	1/13/2006	128,517	—	24.64	5/31/2010	—	—
	2/17/2006	126,414	—	25.05	5/31/2010	—	—
	3/8/2007	31,795	—	37.71	5/31/2010	—	—
	3/7/2008	42,698	—	37.02	5/31/2010	—	—
	3/3/2009	24,132	—	10.40	5/31/2010	—	—
S. Linn Williams	1/13/2006	27,057	—	24.64	5/31/2010	—	—
	2/17/2006	26,614	—	25.05	5/31/2010	—	—
	3/8/2007	27,420	—	37.71	5/31/2010	—	—
	3/7/2008	37,322	—	37.02	5/31/2010	—	—
	3/3/2009	21,094	—	10.40	5/31/2010	—	—

(1) Stock options and restricted stock units granted on January 13, 2006 and February 17, 2006 vested in four equal installments at 6 months, 12 months, 24 months, and 36 months from January 3, 2006. Stock options and restricted stock units granted on March 8, 2007 vest ratably over three years beginning on March 8, 2008. Stock options and restricted stock units granted on March 7, 2008 vest ratably over three years beginning on March 7, 2009. Stock options and restricted stock units granted on March 3, 2009 vest ratably over three years beginning on March 3, 2010. Delivery of shares for Mr. Muller's vested restricted stock units is deferred until employment terminates. The stock options granted on January 13, 2006, February 17, 2006 and March 3, 2009 expire 10 years from their grant dates. The stock options granted on March 8, 2007 and March 7, 2008 expire 5 years from their grant dates.

(2) In accordance with the provisions of each applicable award agreement, outstanding vested stock options for Messrs. Iaco, Edgell and Williams expire one year from May 31, 2009.

(3) Market value is based on the closing stock price on December 31, 2009 of $15.27.

OPTION EXERCISES AND STOCK VESTED IN 2009

The following table sets forth information regarding option exercises and restricted stock units that vested during the fiscal year ended December 31, 2009 for our named executive officers.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($) (2)**
Edward R. Muller	—	—	80,236	1,159,595
J. William Holden III	—	—	7,729	94,486
Julia A. Houston	—	—	3,609	40,773
John L. O'Neal	—	—	7,729	94,486
James P. Garlick	—	—	4,799	49,914
Anne M. Cleary	—	—	3,447	40,758
James V. Iaco, Jr.	21,094	81,952	127,333	1,814,495
Robert M. Edgell	—	—	139,911	1,993,732
S. Linn Williams	—	—	121,966	1,738,016

(1) Amount reflects the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amount reflects the market value of our common stock on the day the shares vested. Mr. Muller's shares are vested, but they are not received until termination. The value received by Messrs. Iaco, Edgell and Williams reflects the market price ($14.25) at the time restrictions lapsed on their awards (December 1, 2009, which was six months and one day after May 31, 2009).

2009 PENSION BENEFITS

The following table sets forth information about pension benefits for our named executive officers that participate in our pension plans.

Name	**Plan Name**	**Years of Credited Service (#)**	**Present Value of Accumulated Benefit (1)**	**Payments During Last Fiscal Year**
J. William Holden III	Pension Plan	23.583	488,429	—
	SBP (Pension)	23.583	307,155	—
	SERP	23.583	218,034	—
	SBPA	5.000	618,067	—
John L. O'Neal	Pension Plan	2.167	19,505	—
	SBP (Pension)	2.167	11,135	—
	SERP	2.167	9,044	—
Anne M. Cleary	Pension Plan	25.500	436,521	—
	SBP (Pension)	25.500	113,615	—
	SERP	25.500	168,585	—

(1) Present values are based on the same assumptions as used in our financial statements included in the annual report for the year ended December 31, 2009 except that no pre-retirement mortality is assumed. The discount rate for the Pension Plan as of December 31, 2009 is 5.62%. The discount rates for the SBP and the

SERP as of December 31, 2009 is 4.90%. The mortality table for all plans as of December 31, 2009 is the RP 2000 Combined Healthy Mortality Table projected 10 years to 2010 with Scale AA. Benefits are assumed to commence at age 65 for Mr. O'Neal and Ms. Cleary. For Mr. Holden, benefits are assumed to commence at age 60 because he receives credit for an additional 5 years of age and 5 years of service in accordance with his Supplemental Pension Benefit Agreement (described below). Benefits payable from the SBP and SERP are assumed to be paid as a series of 10 annual installments.

Mirant Services Pension Plan ("Pension Plan")

The Mirant Services Pension Plan is a tax-qualified defined benefit pension plan. This plan covers our non-union workforce. Participation in this plan is closed to employees hired after April 2, 2000 or employees rehired after April 2, 2001. Normal retirement benefits become payable when participants both attain age 65 and complete five years of participation. The plan benefit formula may vary according to a participant's grandfathered status and location, but generally equals the greater of amounts computed using a "1.70% offset formula," a "1.25% formula," and a "1.00% formula." Compensation and benefits will be limited to the statutory maximums.

Early retirement benefits become payable once plan participants have both attained age 50 and completed ten years of service. Participants who retire early from active service receive benefits equal to the amounts computed using the same formulas employed at normal retirement. However, a 0.3% reduction applies for each month (3.6% for each year) prior to normal retirement that participants elect to have their benefits payments commence. So for example, 64% of the formula benefits are payable starting at age 55. As of December 31, 2009, none of Mr. Holden, Mr. O'Neal, or Ms. Cleary are eligible for early retirement.

The plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits in one of seven alternative forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a spouse. A reduction applies if a retiring participant chooses a payment form other than a single life annuity. The reduction makes the value of the benefits paid in the form chosen comparable to what it would have been if benefits were paid as a single life annuity over the retiree's life.

Participants vest in the Pension Plan after completing five years of service. All the executives whose benefits are disclosed are vested in their benefits. Participants who terminate employment after vesting can elect to have their pension benefits commence at age 50 if they participated in the plan for ten years. If such an election is made, the early retirement reductions that apply are actuarially determined factors which are larger than 0.3% per month.

If a participant dies while actively employed, benefits will be paid to a surviving spouse. A survivor's benefit is calculated as though the participant had terminated on the date of death, survived to age 65, commenced benefits in the form of a 50% joint and survivor annuity, and then died. Payments to a surviving spouse of a participant who could have retired will begin immediately. Payments to a survivor of a participant who was not retirement eligible begin when the deceased participant would have attained age 50. After commencing, survivor benefits are payable monthly for the remainder of a survivor's life. Participants who are eligible for early retirement may opt to have a 100% survivor benefit paid if they die; however, there is a charge associated with this election.

Mirant Services Supplemental Benefit (Pension) Plan ("SBP")

The SBP is a non-qualified plan intended to pay benefits that the tax-qualified Pension Plan cannot pay due to statutory pay/benefit limits. Additionally, the SBP compensates participants for lost benefits resulting from participation in the Deferred Compensation Plan, described under "2009 Non-Qualified Deferred Compensation" below. The SBP's vesting, early retirement, and disability provisions mirror those of the tax-qualified Pension Plan. The amounts paid by the SBP are based on the additional monthly benefit that the Pension Plan would pay if the statutory limits and pay deferrals were ignored. When an SBP participant separates from service, vested monthly benefits provided by the benefit formulas are converted into a series of 10 annual installments using the actuarial equivalence basis of the Mirant Services Pension Plan.

Vested participants terminating prior to becoming eligible to retire will be paid their initial installment at the beginning of the calendar quarter attaining age fifty. If the terminating participant is retirement eligible, the initial installment payment will be paid at the beginning of the calendar quarter after separation. If the separating participant is a "key man" (as defined by the Internal Revenue Code for certain pension testing purposes), the first installment will be delayed for six months after the date of separation. If an SBP participant dies after becoming vested in the tax-qualified Pension Plan, the spouse of the deceased participant will receive the installments the participant would have been paid upon retirement, reduced by 50%. If a vested participant's death occurs prior to age 50, the installments will be paid to a survivor as if the participant had survived to age 50.

Mirant Services Supplemental Executive Retirement Plan ("SERP")

The SERP is a non-qualified plan designed to provide deferred compensation benefits primarily for a select group of management or highly compensated employees which are not otherwise payable from the Pension Plan as a result of the exclusion of incentive pay from certain definitions of earnings set forth under such plan.

The SERP provides high paid employees additional benefits that the Pension Plan and SBP would pay if the 1.70% offset formula calculations reflected a portion of annual cash incentives. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their incentives, whether or not deferred, to the extent they exceed 15% of those base rates (ignoring statutory limits). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Pension Plan and SBP benefits are subtracted from the gross benefit to arrive at the SERP benefit. The SERP's early retirement, survivor benefit, and disability provisions mirror the SBP's provisions.

Supplemental Pension Benefit Agreements ("SPBA")

Supplemental Pension Benefit Agreements are individual agreements providing for additional pension benefits. These agreements provide certain executives the benefits that the other three defined benefit Pension Plans would pay if the participant had worked an additional number of years. These contracts are usually entered into on an as needed basis to attract and retain executives. The number of additional years of service is most often based on periods of relevant employment with another company. Mr. Holden is the only named executive officer that has an SPBA. His SPBA provides for an additional five years of both age and service for purposes of determining pension benefits in the Pension Plan, SBP, and SERP.

2009 NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding executive contributions, company contributions, earnings and account balances for each of the participating named executive officers in the Deferred Compensation Plan and the Supplemental Benefit (Savings) Plan, which are described below. Only Messrs. Muller and Williams and Mrs. Cleary participated in the Deferred Compensation Plan in 2009. Mrs. Cleary also received earnings from her participation in the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees. Deferrals to this plan were suspended July 30, 2003. All named executive officers participated in the Supplemental Benefit (Savings) Plan in 2009.

Name	Plan	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Edward R. Muller	Deferred Compensation	293,508	—	287,887	—	1,088,834 (4)
	Supplemental Benefit	—	172,967	17,376	—	605,419 (6)
J. William Holden III	Supplemental Benefit	—	6,963	1,057	—	37,346 (6)
Julia A. Houston	Supplemental Benefit	—	19,053	920	—	39,129 (6)
John L. O'Neal	Supplemental Benefit	—	24,331	4,049	—	138,042 (6)
James P. Garlick	Supplemental Benefit	—	22,450	1,615	—	61,266 (6)
Anne M. Cleary	Deferred Compensation	60,895	—	31,964	—	112,908 (4)
	Deferred Compensation	—	—	979		30,647 (4)(5)
	Supplemental Benefit	—	3,956	305	—	11,818 (6)
James V. Iaco, Jr.	Supplemental Benefit	—	34,802	4,274	154,367	— (6)
Robert M. Edgell	Supplemental Benefit	—	41,371	4,930	178,121	— (6)
S. Linn Williams	Deferred Compensation	56,085	—	76,081	261,617	— (4)
	Supplemental Benefit	—	34,192	4,267	153,827	— (6)

(1) Of the amounts contributed by Mr. Muller, Mrs. Cleary and Mr. Williams during 2009, $113,508, $33,295 and $22,275, respectively, are included as compensation under Salary in the *2009 Summary Compensation Table* above, and $180,000, $27,600 and $33,810, respectively, are included as compensation under Non-Equity Incentive Plan Compensation in the *2009 Summary Compensation Table* above.

(2) In 2009, the Company made contributions to the non-qualified Supplemental Benefit (Savings) Plan of named executive officers in the amounts listed. These Company contributions are included as compensation under All Other Compensation in the *2009 Summary Compensation Table* above.

(3) Earnings for the Deferred Compensation Plan are based on market performance. Earnings for the Supplemental Benefit (Savings) Plan are credited with the prime rate of interest.

(4) Of this amount the following amounts were reported as compensation to the executive in the Summary Compensation Table in prior years' Proxy Statements: Mr. Muller – $663,352; Mr. Williams – $198,171. Mrs. Cleary's information was not previously reported in the Summary Compensation Table as she did not become a named executive officer until 2009.

(5) Ms. Cleary previously participated in the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees. Deferrals to this plan were suspended July 30, 2003.

(6) Of this amount the following amounts were reported as compensation to the executive in the Summary Compensation Table in prior years' Proxy Statements: Mr. Muller – $372,469; Mr. Iaco – $105,506; Mr. Edgell – $122,352; Mr. Williams – $105,214. Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary's information was not previously reported in the Summary Compensation Table as they did not become named executive officers until 2009.

Mirant Corporation Deferred Compensation Plan

The Deferred Compensation Plan is a non-qualified plan intended to comply with the requirements of Section 409A of the Internal Revenue Code. Employees may defer up to 100% of base pay and/or short-term incentive pay (less applicable FICA taxes). The plan allows participants to choose among 20 different investment funds. The investment funds are the same funds offered under our 401(k) plan, with three exceptions. Because common collective trusts are not allowed in the Deferred Compensation Plan, fund choices have been substituted. Deferred Compensation Plan participants may change their investment election or transfer balances among the various funds at any time. Final distributions from the accounts are made upon termination of employment with the Company and may be made in a lump sum or in annual installments for up to 10 years, in accordance with the participant's prior election. Distributions to named executive officers will be made no earlier than six months following their termination of service. Early withdrawals from the accounts are not permitted, with the exception of an in-service withdrawal election for a future known date set during the annual enrollment period.

Mirant Services Supplemental Benefit (Savings) Plan

The Supplemental Benefit (Savings) Plan is a non-qualified plan intended to compensate executives for IRS limitations on compensation on Company matching and profit sharing contributions to a qualified 401(k) plan or to provide parity with respect to Company matching and profit sharing 401(k) contributions due to executive deferrals of income pursuant to the Deferred Compensation Plan. All amounts credited to the account of a participant are credited with deemed interest at the prime rate as published in the *Wall Street Journal*, compounded daily. Final distributions from the accounts are made upon termination of employment with the Company and may be made in a lump sum or in annual installments for up to 10 years, in accordance with the participant's prior election. Distributions to named executive officers will be made no earlier than six months following their termination of service. Early withdrawals from the accounts are not permitted.

Potential Payments Upon Termination

Mr. Muller has, and Messrs. Iaco, Edgell and Williams had, an employment agreement that provides for certain severance payments in the event their employment is terminated without good cause, or due to death, disability or a change in control. The agreements have three-year terms and continue through late 2008 or early 2009. After the three year term, the agreements are to be automatically extended in one-year increments unless we give prior notice of termination. All of the agreements were automatically extended for the first one-year period. Mr. Muller's agreement has been automatically extended for a second one-year period, through September 30, 2010. As discussed below, Messrs. Iaco, Edgell and Williams left the Company on May 31, 2009. Their departures were treated as terminations without cause and each was provided severance benefits in accordance with their employment agreement; provided, that all three of the executives agreed to forfeit 2/3 of the restricted stock units and stock options granted to them on March 3, 2009, which otherwise would have vested automatically.

Messrs. Holden, O'Neal and Garlick and Mses. Houston and Cleary do not have employment agreements. Their post-termination benefits are provided in the Mirant Services Severance Pay Plan and the Mirant Corporation Change in Control Severance Plan described below.

Termination Without Cause or for Good Reason

Executives with employment agreements receive severance payments in the event of (1) termination without Cause (as defined below); (2) failure to renew their contract on competitive terms; or (3) termination by the executive for Good Reason (as defined below). These severance payments are a combination of a multiple of the executive's annual salary and a multiple of his target short-term incentive in the year in which his employment is terminated. A description of the payout multiples for these named executive officers is included under *Post-Termination Compensation* in *Compensation Discussion and Analysis* above. Unvested stock options and unvested restricted stock units held by executives will accelerate, vest and become exercisable. Executives also will receive a pro-rata portion of their target bonus payment under the short-term incentive plan for the year in which they are terminated, regardless of Company performance. In addition to the payments related to base salary and short-term incentive, the named executive officer will receive the following:

- An amount equal to two times the annual cost for life and long-term disability insurance provided to the executive immediately prior to termination;
- An amount equal to two times the sum of the annual matching contribution under the Employee Savings Plan and Supplemental Benefit (Savings) Plan for the year immediately preceding the year in which employment terminates;
- An amount equal to two times the fixed profit sharing and discretionary profit sharing contributions received under the 401(k) Plan for the year immediately preceding the year in which employment terminates; and
- A lump sum amount equal to the cost of 24 months of additional benefit coverage under the medical, dental and vision plans in which the executive participates on the date of termination.

The amounts described in the bullet points above will be paid in a lump sum on the date 6 months from separation of service in accordance with Section 409A.

"Cause" is defined in the named executive officers' employment agreements as:

- the conviction of, or an agreement to a plea of nolo contendere to, a crime involving moral turpitude or any felony;
- willful refusal to perform duties as reasonably directed by the Board under the employment agreement or any other agreement;
- in carrying out executive duties, engagement in conduct that constitutes fraud, willful neglect or willful misconduct which, in either case would result in demonstrable harm to our business, operations, prospects or reputation;
- a material violation of the requirements of the Sarbanes-Oxley Act of 2002 or other federal or state securities law, rule or regulation; or
- any other material breach of the employment agreement.

"Good Reason" is defined in the named executive officers' employment agreements as:

- reduction of the amount of the executive's then current base salary or the target for his annual bonus;
- a material diminution in the executive's title, authority, duties or responsibilities or the assignment of duties to executive which are materially inconsistent with his position;
- our failure to obtain in writing the obligation to perform the employment agreement by any successor to or a purchaser of all or substantially all of the assets of the Company within 15 days after a merger, consolidation, sale or similar transaction; or
- following a change in control, the requirement that the executive move his principal place of business by more than 50 miles from the previous location without his consent.

Executives covered by the Mirant Services Severance Pay Plan receive severance benefits in the event their employment is involuntarily terminated and none of the Exceptions to Eligibility Criteria outlined in Section 3.2 of the Severance Pay Plan apply to them. The Committee has sole discretion in determining eligibility for benefits under the Severance Pay Plan. These severance payments are a combination of one times the executive's annual salary and one times their target short-term incentive in the year in which their employment is terminated. A description of the payout calculations for these named executive officers is included under *Post-Termination Compensation* in *Compensation Discussion and Analysis* above. The vesting of unvested stock options and unvested restricted stock units held by executives will accelerate such that the portion of each award that would have vested if the executive had remained employed through the next vesting date immediately following the executive's termination date shall vest and become fully exercisable. Executives also will receive a pro-rata portion of their target bonus payment under the short-term incentive plan for the year in which they are terminated, regardless of Company performance. If the executive's termination date occurs on or after December 1 of any calendar year, but prior to January 1 of the following calendar year, the pro-rata portion of their target bonus payment will be equal to the actual annual bonus amount that would have been paid to the executive but for his or her termination. In addition to the payments related to base salary and short-term incentive, the named executive officer will receive a lump sum amount equal to the cost of 12 months of additional benefit coverage under the medical and dental plans in which the executive participates on the date of termination. The amounts described above will be paid in a lump sum on the date 6 months from separation of service in accordance with Section 409A.

Death or Disability

Under his employment agreement, Mr. Muller or his representative is entitled to severance payments upon death or disability. In the event that his employment is terminated as a result of death or disability, he or his representative would receive the following:

- a lump sum payment in an amount equal to his target annual bonus for the year of termination prorated for the number of days that the executive was employed by us, regardless of Company performance;
- base salary through the date of termination to the extent not previously paid;
- to the extent not previously paid, the amount of any bonus, incentive compensation, and other compensation earned or accrued by the executive as of the date of termination under any compensation and benefit plans, programs or arrangements maintained in force by us; and
- any vacation pay, expense reimbursements and other cash entitlements due and owing to the executive, in accordance with Company policy, as of the date of termination to the extent not previously paid.

Unvested stock options and unvested restricted stock units held by him will accelerate, vest and become exercisable upon termination as a result of death or disability.

The named executive officers covered by the Mirant Services Severance Plan and the Mirant Corporation Change in Control Plan do not receive benefits under either plan in the event of death or disability. Under the terms of our short-term incentive plan, they would receive a pro-rated payment of their annual incentive based on the number of months worked in the year and based on full year actual results against the performance measures in the plan. Unvested stock option awards granted under the 2005 Omnibus Incentive Compensation Plan would vest fully upon death and would continue to vest according to their normal vesting schedule in the case of disability. Unvested restricted stock unit awards granted under the 2005 Omnibus Incentive Compensation Plan would continue to vest according to their normal vesting schedule in the case of death or disability.

Termination Following Change in Control

Mr. Muller's employment agreement also provides that he is entitled to certain severance benefits following a change in control. If, for up to two years following a change in control, he is terminated for any reason, other than by reason of disability or for Cause (as defined above), or if he terminates his employment for Good Reason (as defined above), then he would receive the following:

- Payment equal to the sum of (i) three times his base salary and (ii) the higher of (a) three times the last full-year's annual short-term incentive payment or (b) three times the target annual short-term incentive payment for the year in which termination occurs;
- A multiple of three times the benefits related to life and long-term disability insurance and contributions under the Employee Savings Plan and Supplemental Benefit (Savings) Plan outlined above;
- 18 months of continued coverage for medical, dental and other group health benefits and plans in effect at the date of termination; and
- A lump sum amount equal to the cost of 18 months of additional benefit coverage under the medical, dental and vision plans in which the executive participates on the date of termination.

The severance generally would be paid in the form of a lump sum cash payment. In addition, in accordance with the terms of his award agreements, unvested stock options and unvested restricted stock units accelerate, vest, and become exercisable if they are not replaced upon the change in control.

Under his employment agreement, a change in control would include any of the following events:

- any "person," as defined in the Securities Exchange Act of 1934, acquires 50% or more of our voting securities;
- a majority of our Board of Directors is replaced by a two-thirds vote;
- consummation of a reorganization, merger, consolidation, sale or other disposition with more than a 50% beneficial ownership change; or
- stockholders approve certain mergers, or a liquidation or sale of our assets.

In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will "gross up," on an after-tax basis, his compensation for all federal, state and local income and excise taxes and any penalties and interest, but the gross up is capped at $7 million.

The named executive officers covered by the Mirant Corporation Change in Control Severance Plan are entitled to certain severance benefits following a change in control. If, for up to two years following a change in control, the named executive officer is terminated for any reason, other than by reason of disability or for Cause (as defined below), or if such executive officer terminates his or her employment for Good Reason (as defined below), then the named executive officer would receive the following:

- Payment equal to the sum of (i) three times the named executive officer's base salary and (ii) three times the target annual short-term incentive payment for the year in which termination occurs;
- A lump sum amount equal to the cost of 36 months of additional benefit coverage under the medical, dental and vision plans in which the executive participates on the date of termination.

The severance generally would be paid in the form of a lump sum cash payment. Executives also will receive the higher of the pro-rata portion of their target bonus payment under the short-term incentive plan in effect immediately prior to the change in control or the pro-rata portion of their target bonus payment under the short-term incentive plan in effect immediately after to the change in control. In addition, in accordance with the terms of the award agreements for each of the named executive officers, unvested stock options and unvested restricted stock units accelerate, vest, and become exercisable if they are not replaced upon the change in control.

Under the Mirant Corporation Change in Control Severance Plan, a change in control would include any of the following events:

- any "person," as defined in the Securities Exchange Act of 1934, acquires 50% or more of our voting securities;
- a majority of our Board of Directors is replaced by a two-thirds vote;
- consummation of a reorganization, merger, consolidation, sale or other disposition with more than a 50% beneficial ownership change; or
- stockholders approve certain mergers, or a liquidation or sale of our assets.

In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code, we will "gross up," on an after-tax basis, the named executive officer's compensation for all federal, state and local income and excise taxes and any penalties and interest, but the gross up is capped at $2 million.

"Cause" is defined in the Mirant Corporation Change in Control Plan as:

- gross neglect of duty;
- prolonged absence from duty without consent;
- intentionally engaging in any activity that is in conflict with or adverse to our business or other interests; or
- illegal conduct or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to us.

"Good Reason" is defined in the Mirant Corporation Change in Control Plan as:

- a material reduction of the amount of the executive's then current base salary or the target for his annual bonus;
- a material diminution in the executive's title, authority, duties or responsibilities or the assignment of duties to executive which are materially inconsistent with his position;
- our failure to (a) continue in effect any compensation plan in which the executive participates that is material to total compensation, unless an equitable arrangement had been made with respect to such plan, or (b) continue the executive's participation therein on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the executive's participation relative to other participants: or
- the requirement that the executive move his principal place of business to a location that is (i) more than 50 miles from the location at which the executive was stationed immediately prior to a change in control, and (ii) farther from the executive's primary residence than was the location at which the executive was stationed immediately prior to the change in control.

Potential Payments Upon Termination Table

For Messrs. Muller, Holden, O'Neal and Garlick and Mses. Houston and Cleary, the table below sets forth potential benefits that each named executive officer would be entitled to receive upon termination of employment in the situations outlined above. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the named executive officer's employment had terminated at December 31, 2009, including a gross-up for certain taxes in the event that any payments made in connection with a change in control were subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. For Messrs. Iaco, Edgell and Williams, the table sets forth amounts received due to their leaving the Company effective May 31, 2009.

Values for the accelerating vesting of stock option and restricted stock unit grants are based on our closing price of $15.27 on December 31, 2009. The table below does not include amounts to which the named executive officers would be entitled that are already described in the compensation tables appearing earlier in this Proxy Statement, including the value of equity awards that have already vested and amounts previously deferred under the Deferred Compensation Plan.

POTENTIAL PAYMENTS UPON TERMINATION

Name	Severance Amount ($)	Accelerated Vesting of Stock Options ($)	Accelerated Vesting of Restricted Stock ($)	Benefit Continuation ($) (3)	Estimated Tax Gross-Up ($) (4)	Total ($)
Edward R. Muller (1)						
Change-in-Control	7,005,000	1,079,577	4,255,612	645,516	3,660,588	16,646,293
Good Reason/Without Cause	5,675,000	1,079,577	4,255,612	430,344	—	11,440,533
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	1,135,000	1,079,577	4,255,612	—	—	6,470,189
Disability	1,135,000	1,079,577	4,255,612	—	—	6,470,189
J. William Holden III (2)						
Change-in-Control	2,407,025	139,243	537,550	46,239	—	3,130,057
Good Reason/Without Cause	1,012,025	46,416	213,505	15,413	—	1,287,359
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	314,525	139,243	—	—	—	453,768
Disability	314,525	—	—	—	—	314,525
Julia A. Houston (2)						
Change-in-Control	2,086,300	121,779	437,486	18,495	744,927	3,408,987
Good Reason/Without Cause	877,300	40,596	165,069	6,165	—	1,089,130
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	272,800	121,779	—	—	—	394,579
Disability	272,800	—	—	—	—	272,800
John L. O'Neal (2)						
Change-in-Control	2,050,400	141,128	543,368	45,987	—	2,780,883
Good Reason/Without Cause	872,400	47,044	215,444	15,329	—	1,150,217
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	283,400	141,128	—	—	—	424,528
Disability	283,400	—	—	—	—	283,400
James P. Garlick (2)						
Change-in-Control	1,987,800	135,289	513,743	45,600	—	2,682,432
Good Reason/Without Cause	840,800	45,096	201,030	15,200	—	1,102,126
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	267,300	135,289	—	—	—	402,589
Disability	267,300	—	—	—	—	267,300
Anne. M. Cleary (2)						
Change-in-Control	1,879,850	115,156	408,091	45,879	—	2,448,976
Good Reason/Without Cause	794,850	38,385	152,685	15,293	—	1,001,213
For Cause	—	—	—	—	—	—
Retirement	—	—	—	—	—	—
Death	252,350	115,156	—	—	—	367,506
Disability	252,350	—	—	—	—	252,350
James V. Iaco, Jr. (5)						
Good Reason/Without Cause	1,482,736	109,900	541,586	54,110	—	2,188,332
Robert M. Edgell (5)						
Good Reason/Without Cause	1,694,243	125,728	620,816	54,110	—	2,494,897
S. Linn Williams (5)						
Good Reason/Without Cause	1,482,501	109,900	541,586	53,661	—	2,187,648

(1) Includes appropriate multiples of base salary and bonus as outlined in Mr. Muller's employment agreement. For termination following a change-in-control, 2008 actual bonus payment made in 2009 is included in the calculation above as it was higher than the executive's target amount. Also, in the case of termination for good reason/without cause, includes an amount equal to Mr. Muller's pro rata target bonus as outlined in his employment agreement.

(2) Includes appropriate multiples of base salary and bonus as outlined in the Change in Control Plan and the Severance Plan and, in the case of termination following a change-in-control or termination for good reason/ without cause, an amount equal to the executive's pro rata bonus for the year of termination. Pursuant to the Change in Control Plan and the Severance Plan, and assuming a December 31, 2009 termination date, the named executive officer's pro rata bonus is equal to his or her actual bonus for 2009, which is disclosed in the *2009 Summary Compensation Table* under the heading "Non-Equity Incentive Plan Compensation."

(3) Includes payments in respect of continued health, welfare and retirement benefits as outlined in Mr. Muller's employment agreement and in the Change in Control Plan or Severance Plan, as applicable, for Messrs Holden, O'Neal and Garlick and Mses. Houston and Cleary.

(4) With respect to tax gross-ups, we assumed an excise tax rate under 280G of the Internal Revenue Code of 20% and an individual tax rate of 42.45% (a 35% federal income tax rate, a 1.45% Medicare tax rate and a 6% state income tax rate).

(5) Messrs. Iaco, Edgell and Williams received benefits in accordance with Section 5(a) of their employment agreements upon their departure from the Company effective May 31, 2009. Their departures were treated as terminations without cause. Amounts reflect value of actual benefits received upon departure. The Severance Amount is equal to 1.5 times their annual base salary plus 1.5 times their target annual bonus, plus two times our annual cost for life insurance and long-term disability ("LTD") insurance for each executive plus two times the sum of (1) the annual matching contribution each executive received under the Employee Savings Plan and Supplemental Benefit Plan for the year immediately preceding the year in which their employment terminated, and (2) the fixed profit sharing and discretionary profit sharing contributions each executive received under the Employee Savings Plan and Supplemental Savings Plan for the year immediately preceding the year in which their employment terminated ("Retirement Benefits") plus a prorated payment of their 2009 target annual bonus:

Named Executive Officer	Base Salary x 1.5	Target Bonus x 1.5	Retirement Benefits and Life and LTD Insurance x 2	Prorated Target Annual Bonus for 2009	Total Severance Amount
James V. Iaco, Jr.	$729,000	$473,850	$149,199	$130,687	$1,482,736
Robert M. Edgell	$834,000	$542,100	$168,632	$149,511	$1,694,243
S. Linn Williams	$729,000	$473,850	$148,964	$130,687	$1,482,501

The value of the accelerated vesting of stock options represents the difference between the closing price of our stock on May 31, 2009 ($15.61) and the grant price of the vested options. The value of the accelerated vesting of restricted stock units is based on the closing stock price on December 1, 2009 ($14.25). This date is six months and one day following the executive's termination and is the date upon which the executive received the vested units. The value of the benefits continuation represents our cost of providing 24 months of continued coverage under the executive's medical, dental and vision plans. We paid these benefit continuation amounts in a lump sum payment to each executive. The payment of all severance benefits was delayed to six months and one day after the date of termination in accordance with IRC 409(A).

2009 DIRECTOR COMPENSATION TABLE

In May 2006, the Compensation Committee adopted the 2006 Non-Employee Directors Compensation Plan that sets forth the annual and supplemental retainers, meeting fees and equity compensation payable to the non-employee directors. Pursuant to this plan, for 2009, our non-management directors each received an annual retainer of $82,500 and an annual stock award grant, consisting of restricted stock units, with a total targeted economic value of $82,500. The following annual supplemental retainers also are paid as applicable: $20,000 for the Audit Committee Chair; $10,000 for each of the Compensation and Nominating and Governance Committee Chairs, and $20,000 for the lead independent director. Prior to 2008, the directors received an annual stock award of restricted stock units and stock options. We reimburse directors for their travel and related expenses in connection with attending Board meetings and Board-related activities, as well as for continuing education programs related to their directorships. Our non-management directors may elect to defer all or part of their annual retainer, annual supplemental retainer, or meeting fees, pursuant to the Deferred Compensation Plan.

The following table provides 2009 compensation information for each non-management member of our Board of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total Compensation ($)
Thomas W. Cason	92,500	82,500	175,000
A.D. Correll	112,500	82,500	195,000
Terry G. Dallas	82,500(2)	82,500	165,000
Thomas H. Johnson	87,500	82,500	170,000
John T. Miller	82,500	82,500	165,000
Robert C. Murray	92,500	82,500	175,000
John M. Quain	82,500	82,500	165,000
William L. Thacker	87,500	82,500	170,000

(1) Each non-management director received a grant of 5,453 restricted stock units on May 12, 2009. The restricted stock units vest 100% on May 12, 2010, and delivery of the shares for the restricted stock units is deferred until their directorship terminates. Each restricted stock unit represents a contingent right to receive one share of our common stock. The amounts in the stock award column reflect the aggregate grant date fair value of the awards, in accordance with FASB ASC Topic 718. Pursuant to SEC rules, these values are not reduced by an estimate for the probability of forfeiture. Assumptions used in the calculation of these amounts are included under Stock *-Based Compensation* in Item 7 – *Management's Discussion and Analysis of Results of Operation and Financial Condition* in the Company's Annual Report on Form 10-K filed with the SEC on February 27, 2009. The grant date fair value, calculated in accordance with FASB ASC Topic 718, for each restricted stock unit granted on May 12, 2009 was $15.13, for a total grant date fair value of $82,500. Each non-management director held 5,453 unvested restricted stock units as of December 31, 2009.

(2) Mr. Dallas elected to defer $82,500 in fees pursuant to the Deferred Compensation Plan. Any earnings under the Deferred Compensation Plan are at market and are not preferential.

Other Information

Security Ownership of Directors, Executive Officers, and Certain Beneficial Owners

Except as otherwise indicated, the following table shows the beneficial ownership of Mirant common stock as of March 8, 2010 for (i) each person beneficially owning more than 5% of the outstanding shares of our common stock; (ii) each director of the Company; (iii) each named executive officer of the Company; and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, each person listed below has sole voting and dispositive (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. The business address of each director and/or executive officer of the Company listed below is 1155 Perimeter Center West, Atlanta, Georgia 30338-5416.

	Total Beneficial Ownership (1)	Percentage of Outstanding Shares (2)
Thomas W. Cason	18,085(3)	*
Anne M. Cleary	46,932(4)	*
A. D. Correll	17,511(5)	*
Terry G. Dallas	19,085(6)	*
Robert M. Edgell	434,997(7)	*
James P. Garlick	60,506(8)	*
J. William Holden III	76,499(9)	*
Julia A. Houston	36,803(10)	*
James V. Iaco, Jr.	115,981(11)	*
Thomas H. Johnson	17,085(12)	*
John T. Miller	19,197(13)	*
Edward R. Muller	1,447,183(14)	*
Robert C. Murray	18,085(15)	*
John L. O'Neal	84,914(16)	*
John M. Quain	17,085(17)	*
William L. Thacker	17,085(18)	*
S. Linn Williams	118,413(19)	*
Directors and Executive Officers as a Group (17 people)	2,565,446	1.75%
Paulson & Co. Inc.	18,394,000(20)	12.78%
BlackRock, Inc.	10,196,254(21)	7.08%
BNP Paribas Arbitrage SA	8,510,001(22)	5.91%
Morgan Stanley	7,952,930(23)	5.52%
Aronson+Johnson+Ortiz, LP	7,606,800(24)	5.28%
T. Rowe Price Associates, Inc.	7,470,020(25)	5.19%

* Less than 1%

(1) "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or sole or shared investment power with respect to a security, or any combination thereof. This column includes ownership interests in Mirant common shares, non-convertible economic interests, and shares individuals have rights to acquire within 60 days (as of March 8, 2010). Vested restricted stock units, the delivery of which is deferred as noted below, may not be voted until delivered to the director or executive.

(2) Based on an aggregate of 143,947,290 shares issued, outstanding and entitled to vote as of March 8, 2010. Assumes that all options beneficially owned by the person are exercised for shares of common stock and

includes vested restricted stock units beneficially owned by the person. The total number of shares outstanding used in calculating this percentage assumes that none of the options beneficially owned by other persons are exercised for shares of common stock and does not include vested restricted stock units beneficially owned by other persons.

(3) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(4) Includes (i) outstanding options to purchase 35,226 shares, which were exercisable within 60 days of March 8, 2010 and (ii) 99 warrants to purchase Mirant Common stock, which were granted to former Mirant stockholders in connection with Mirant's emergence from bankruptcy.

(5) Includes (i) outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010, and (ii) 325 warrants to purchase Mirant Common stock, which were granted to former Mirant stockholders in connection with Mirant's emergence from bankruptcy. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(6) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 5,062 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(7) Includes outstanding options to purchase 353,556 shares, which were exercisable within 60 days of March 8, 2010.

(8) Includes outstanding options to purchase 38,980 shares, which were exercisable within 60 days of March 8, 2010. Also includes 7,305 vested restricted stock units, delivery of which is deferred until the earlier of termination or a Change in Control.

(9) Includes (i) outstanding options to purchase 46,213 shares, which were exercisable within 60 days of March 8, 2010 and (ii) 212 warrants to purchase Mirant Common stock, which were granted to former Mirant stockholders in connection with Mirant's emergence from bankruptcy. Also includes 10,146 vested restricted stock units, delivery of which is deferred until the earlier of termination or a Change in Control.

(10) Includes outstanding options to purchase 23,312 shares, which were exercisable within 60 days of March 8, 2010.

(11) Includes outstanding options to purchase 115,981 shares, which were exercisable within 60 days of March 8, 2010.

(12) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(13) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010 and (ii) 43 warrants to purchase Mirant common stock, which were granted to former Mirant stockholders in connection with Mirant's emergence from bankruptcy. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(14) Includes outstanding options to purchase 1,062,361 shares, which were exercisable within 60 days of March 8, 2010. Also includes 384,822 vested restricted stock units, delivery of which is deferred until the earlier of termination or a Change in Control.

(15) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(16) Includes outstanding options to purchase 54,104 shares, which were exercisable within 60 days of March 8, 2010. Also includes 10,146 vested restricted stock units, delivery of which is deferred until the earlier of termination or a Change in Control.

(17) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 4,047 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(18) Includes outstanding options to purchase 12,023 shares, which were exercisable within 60 days of March 8, 2010. Also includes 5,062 vested restricted stock units, delivery of which is deferred until termination of service from the Board of Directors.

(19) Includes outstanding options to purchase 118,413 shares, which were exercisable within 60 days of March 8, 2010.

(20) Paulson & Co. Inc. ("Paulson") is an investment advisor located at 590 Madison Avenue, New York, New York 10022. In its role as investment advisor, Paulson possesses shared voting and dispositive power with regard to all such securities. This information is based on a Schedule 13G filed with the SEC on November 17, 2008, and represents holdings as of November 7, 2008.

(21) BlackRock, Inc. ("BlackRock") is a parent holding company or control person located at 40 East 52nd Street, New York, New York 10022. In its role as a parent holding company or control person in accordance with 17 CFR 240.13d-1(b)(1)(ii)(G), BlackRock possesses sole voting and dispositive power with regard to all such securities. This information is based on a Schedule 13G filed with the SEC on January 29, 2010, and represents holdings as of December 31, 2009.

(22) BNP Paribas Arbitrage SA ("BNP") is located at 787 Seventh Avenue, New York, New York 10019. BNP possesses sole voting and dispositive power with regard to all such securities. This information is based on a schedule 13G/A filed with the SEC on December 23, 2009, and represents holdings as of March 24, 2009.

(23) Morgan Stanley ("Morgan") is a parent holding company or control person and corporation located at 1585 Broadway, New York, New York 10036. In its role as a parent holding company or control person or as a corporation, Morgan possesses sole voting power with respect to 7,917,657 securities and shared voting power with respect to 14,928 securities, and sole dispositive power with regard to all such securities. This information is based on a Schedule 13G/A filed with the SEC on February 12, 2010, and represents holdings as of December 31, 2009.

(24) Aronson+Johnson+Ortiz, LP ("Aronson") is an investment advisor located at 230 S. Broad Street, 20th Floor, Philadelphia, Pennsylvania 19102. In its role as an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, Aronson possesses sole voting power with respect to 4,943,100 securities, and sole dispositive power with regard to 7,606,800 securities. This information is based on a schedule 13G filed with the SEC on February 12, 2010, and represents holdings as of December 31, 2009.

(25) T. Rowe Price Associates, Inc. ("T. Rowe Price") is an investment advisor located at 100 E. Pratt Street, Baltimore, Maryland 21202. In its role as an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, T. Rowe Price possesses sole voting power with respect to 1,229,420 securities, and sole dispositive power with regard to 7,470,020 securities. This information is based on a schedule 13G filed with the SEC on February 11, 2010, and represents holdings as of December 31, 2009.

Codes of Ethics

Mirant's Code of Ethics and Business Conduct provides guidance to employees in making lawful and ethical decisions and applies to officers and employees of Mirant and its subsidiaries, and our Board of Directors. Mirant also has adopted a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Risk Officer, Senior Vice President – Tax, and Controller. This Code of Ethics is intended to deter wrongdoing and promote honest and ethical conduct and compliance with applicable laws, rules and regulations. Both the Code of Ethics and Business Conduct and the Code of Ethics for Senior Financial Officers are available on our website at http://*www.mirant.com.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and any persons holding more than ten percent (10%) of our common stock to file reports with the SEC showing their holdings of and transactions in our securities. It is generally the practice of the Company to file the forms on behalf of our directors and executive officers. All such forms were timely filed by our directors and executive officers for 2009.

Stockholder Proposals

Stockholder proposals to be considered for inclusion in Mirant's proxy materials, pursuant to Rule 14a-8 under the Exchange Act, for the 2011 Annual Meeting of Stockholders must be received no later than November 26, 2010. Stockholder proposals must be submitted in writing to our Corporate Secretary at Mirant Corporation, 1155 Perimeter Center West, Atlanta, Georgia 30338-5416. For stockholder proposals that are not included in Mirant's proxy materials to be presented at next year's meeting, you must comply with the requirements set forth in *Article II, Section 11(A)* of our Bylaws. Our Bylaws require, among other things, that our Corporate Secretary receive the proposal no earlier than the close of business on the 120th day, and no later than the close of business on the 90th day, prior to the first anniversary of the prior year's Annual Meeting. Accordingly, for the 2011 Annual Meeting of Stockholders, the Corporate Secretary must receive the proposal no earlier than January 6, 2011, and no later than February 5, 2011. The proxy solicited by the Board of Directors for next year's meeting will confer discretionary authority to vote on any proposal that does not meet these requirements.

Householding

Stockholders who share the same last name and address may receive only one copy of the E-Proxy Notice and any other proxy materials we choose to mail unless we receive contrary instructions from any stockholder at that address. This is referred to as "householding." If you prefer to receive multiple copies of the E-Proxy Notice, and any other proxy materials that we mail, at the same address, additional copies will be provided to you promptly upon written or oral request, and if you are receiving multiple copies of the E-Proxy Notice and other proxy materials, you may request that you receive only one copy. Please address such householding requests to Broadridge, either by calling toll-free 1-800-542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If your shares are not registered in your own name, you can request additional copies of the E-Proxy Notice and any other proxy materials we mail or you can request householding by notifying your broker or agent in whose name your shares are registered.

EXTENT OF INCORPORATION BY REFERENCE OF MATERIALS INCLUDED IN OR ACCOMPANYING THIS PROXY STATEMENT

This Proxy Statement is being distributed to stockholders as part of a larger publication containing other documents and information of interest to stockholders concerning the Annual Meeting. The reports of the Audit Committee and Compensation Committee shall not be deemed to be filed or incorporated by reference into any filing with the SEC under or pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, unless specifically provided otherwise in such filing.

This Proxy Statement is accompanied or preceded by Mirant's 2009 Annual Report on Form 10-K. The 2009 Annual Report on Form 10-K, which includes audited consolidated financial statements and other information about Mirant, is not incorporated in the Proxy Statement is not deemed to be part of the proxy soliciting material.

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Annex A-1

MIRANT CORPORATION

and

MELLON INVESTOR SERVICES LLC

Rights Agreement

Dated as of March 26, 2009

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TABLE OF CONTENTS

		Page Number
Section 1.	Definitions	A-1
Section 2.	Appointment of Rights Agent	A-4
Section 3.	Issue of Right Certificates	A-4
Section 4.	Form of Right Certificates	A-5
Section 5.	Countersignature and Registration	A-5
Section 6.	Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates	A-6
Section 7.	Exercise of Rights; Purchase Price; Expiration Date of Rights	A-6
Section 8.	Cancellation and Destruction of Right Certificates	A-7
Section 9.	Availability of Preferred Shares	A-8
Section 10.	Preferred Shares Record Date	A-8
Section 11.	Adjustment of Purchase Price, Number of Shares or Number of Rights	A-8
Section 12.	Certificate of Adjusted Purchase Price or Number of Shares	A-13
Section 13.	Reserved	A-13
Section 14.	Fractional Rights and Fractional Shares	A-13
Section 15.	Rights of Action	A-14
Section 16.	Agreement of Right Holders	A-14
Section 17.	Right Certificate Holder Not Deemed a Stockholder	A-15
Section 18.	Concerning the Rights Agent	A-15
Section 19.	Merger or Consolidation or Change of Name of Rights Agent	A-15
Section 20.	Duties of Rights Agent	A-16
Section 21.	Change of Rights Agent	A-17
Section 22.	Issuance of New Right Certificates	A-18
Section 23.	Redemption	A-18
Section 24.	Exchange	A-19
Section 25.	Notice of Certain Events	A-19
Section 26.	Notices	A-20
Section 27.	Supplements and Amendments	A-20
Section 28.	Successors	A-21
Section 29.	Benefits of this Agreement	A-21
Section 30.	Severability	A-21
Section 31.	Governing Law	A-21
Section 32.	Counterparts	A-21
Section 33.	Descriptive Headings	A-21
Section 34.	Determinations and Actions by the Board	A-21
Signatures		A-22
Exhibit A	- Form of Certificate of Designations	EX-A-1
Exhibit B	- Form of Right Certificate	EX-B-1
Exhibit C	- Summary of Rights to Purchase Preferred Shares	EX-C-1

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Agreement, dated as of March 26, 2009, between Mirant Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent (the "Rights Agent").

The Board of Directors of the Company has authorized and declared a dividend of one preferred share purchase right (a "Right") for each Common Share (as hereinafter defined) of the Company outstanding as of the Close of Business (as hereafter defined) on April 6, 2009 (the "Record Date"), each Right representing the right to purchase one one-hundredth of a Preferred Share (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date, the Early Expiration Date and the Final Expiration Date (as such terms are hereinafter defined).

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" shall mean any Person (other than any Exempt Person) who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 4.9% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan; provided, however, that, (i) any Person who or which would otherwise be an Acquiring Person as of the date of this Agreement will not be deemed to be an Acquiring Person for any purpose of this Agreement prior to or after the date of this Agreement unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes, individually or in the aggregate, by reason of a transaction or transactions after the date of this Agreement the Beneficial Owner of additional Common Shares (x) representing two-tenths of one percent (0.2%) or more of the Common Shares then outstanding, if since the date of this Agreement, such Person, together with all Affiliates and Associates of such Person, has continuously beneficially owned 5% or more of the Common Shares then outstanding, or (y) that are in an amount that would result in such Person, together with all Affiliates and Associates of such Person, beneficially owning 5% or more of the Common Shares then outstanding, if since the date of this Agreement, such Person, together with all Affiliates and Associates of such Person, has continuously beneficially owned 4.9% or more of the Common Shares then outstanding but has not continuously beneficially owned 5% or more of the Common Shares then outstanding, in any case, not including Common Shares obtained (1) pursuant to any agreement or regular-way purchase order for Common Shares that is in effect on or prior to the date of this Agreement and consummated in accordance with its terms after the date of this Agreement, or (2) as a result of a stock dividend, rights dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (B) any other Person who is the Beneficial Owner of Common Shares becomes an Affiliate or Associate of such Person after the date of this Agreement; provided, however, that the foregoing exclusion in this clause (i) shall cease to apply with respect to any Person at such time as such Person, together with all Affiliates and Associates of such Person, Beneficially Owns less than 4.9% of the then-outstanding Common Shares, and (ii) a Person will not be deemed to have become an Acquiring Person solely as a result of a reduction in the number of Common Shares outstanding unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of any additional Common Shares, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (B) any other Person who is the Beneficial Owner of Common Shares becomes an Affiliate or Associate of such Person after the date of this Agreement. Notwithstanding the foregoing, if (1) the Board of Directors of the Company determines that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and (2) such Person divests as promptly as practicable or agrees in writing with the Company to divest a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then, if the Board of Directors of the Company so chooses, such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement; provided, however, that the requirement in this clause (2) shall apply only if the actions specified therein are required by the Board of Directors of the Company.

(b) "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement and, to the extent not included within the foregoing, will also include, with respect to any Person, any other Person (other than an Exempt Person) whose Common Shares would be deemed owned constructively or indirectly by such first Person pursuant to the provisions of Section 382; provided, however, that a Person will not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were Directors of the Company.

(c) "Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement.

(d) A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than these Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(d)(ii)(B) hereof) or disposing of any securities of the Company.

Notwithstanding anything in this Agreement to the contrary, to the extent not within the foregoing provisions of this paragraph (d), a Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "beneficially own" or have "beneficial ownership" of, any securities which such Person would be deemed to own constructively or indirectly pursuant to Section 382.

Notwithstanding anything in this definition of Beneficial Ownership to the contrary, the phrase "then outstanding," when used with reference to a Person's Beneficial Ownership of securities of the Company, shall mean the number of such securities then issued and outstanding together with the number of such securities not then actually issued and outstanding which such Person would be deemed to own beneficially hereunder.

(e) "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in New York or New Jersey are authorized or obligated by law or executive order to close.

(f) "Close of Business" on any given date shall mean 5:00 P.M., New York time, on such date; provided, however, that, if such date is not a Business Day, it shall mean 5:00 P.M., New York time, on the next succeeding Business Day.

(g) "Common Shares" when used with reference to the Company shall mean the shares of common stock, par value $0.01 per share, of the Company. "Common Shares" when used with reference to any Person other than the Company shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(h) "Distribution Date" shall have the meaning set forth in Section 3(a) hereof.

(i) "Early Expiration Date" shall have the meaning set forth in Section 7(a) hereof.

(j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(k) "Exchange Ratio" shall have the meaning set forth in Section 24(a) hereof.

(l) "Exempt Person" shall mean a Person whose Beneficial Ownership (together with all Affiliates and Associates of such Person) of 4.9% or more of the then-outstanding Common Shares, as determined by the Company's Board of Directors in its sole discretion, (i) will not jeopardize or endanger the availability to the Company of any income tax benefit or (ii) is otherwise in the best interests of the Company; provided, however, that such a Person will cease to be an Exempt Person if the Board makes a contrary determination with respect to the effect of such Person's Beneficial Ownership (together with all Affiliates and Associates of such Person) regardless of the reason therefor.

(m) "Final Expiration Date" shall have the meaning set forth in Section 7(a) hereof.

(n) "NASDAQ" shall mean the National Association of Securities Dealers, Inc. Automated Quotation System.

(o) "Person" shall mean any individual, firm, corporation, partnership, limited liability company, limited liability partnership, trust, estate or other entity, or a group of Persons making a "coordinated acquisition" of shares or otherwise treated as an entity within the meaning of Section 1.382-3(a)(1) of the Treasury Regulations, and shall include any successor (by merger or otherwise) of such individual or entity, but shall not include a Public Group (as such term is defined in Section 1.382-2T(f)(13) of the Treasury Regulations).

(p) "Preferred Shares" shall mean shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designations attached to this Agreement as Exhibit A.

(q) "Purchase Price" shall have the meaning set forth in Section 4 hereof.

(r) "Record Date" shall have the meaning set forth in the second paragraph hereof.

(s) "Redemption Date" shall have the meaning set forth in Section 7(a) hereof.

(t) "Redemption Price" shall have the meaning set forth in Section 23(a) hereof.

(u) "Right" shall have the meaning set forth in the second paragraph hereof.

(v) "Right Certificate" shall have the meaning set forth in Section 3(a) hereof.

(w) "Section 382" shall mean Section 382 of the Internal Revenue Code of 1986, as amended, or any successor provision or replacement provision.

(x) "Shares Acquisition Date" shall mean the first date of public announcement by the Company or an Acquiring Person, prior to the earliest of the Redemption Date, the Early Expiration Date and the Final Expiration Date, that an Acquiring Person has become such.

(y) "Subsidiary" of any Person shall mean any Person of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

(z) "Summary of Rights" shall have the meaning set forth in Section 3(b) hereof.

(aa) "Trading Day" shall have the meaning set forth in Section 11(d) hereof.

(bb) "Treasury Regulations" shall mean final, temporary and proposed income tax regulations promulgated under the Internal Revenue Code of 1986, as amended, including any amendments thereto.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable. The Rights Agent shall have no duty to supervise, and in no event shall be liable for, the acts or omissions of any such co-Rights Agent.

Section 3. Issue of Right Certificates. (a) Until the Close of Business on the tenth day after the Shares Acquisition Date (including any such Shares Acquisition Date which is after the date of this Agreement and prior to the issuance of the Rights)(the "Distribution Date"), (i) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Shares of the Company registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates, and (ii) the right to receive Right Certificates will be transferable only in connection with the transfer of Common Shares of the Company. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested and provided with all necessary information, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Shares of the Company as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company or the transfer agent or the registrar for the Common Shares, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right for each Common Share so held (other than with respect to Rights that have become void pursuant to Section 11(a)(ii) hereof or that have been exchanged pursuant to Section 24 hereof). As and after of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

The Company shall promptly notify the Rights Agent in writing upon the occurrence of the Distribution Date and, if such notification is given orally, the Company shall promptly confirm same in writing. Until such notice is received in writing by the Rights Agent, the Rights Agent may presume conclusively for all purposes that the Distribution Date has not occurred.

(b) On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to Purchase Preferred Shares, in substantially the form of Exhibit C hereto (the "Summary of Rights"), by first-class, postage-prepaid mail, to each record holder of Common Shares as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Shares of the Company. With respect to certificates for Common Shares of the Company outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with a copy of the Summary of Rights attached thereto. Until the Distribution Date (or the earliest of the Redemption Date, the Early Expiration Date or the Final

Expiration Date), the surrender for transfer of any certificate for Common Shares of the Company outstanding on the Record Date, with or without a copy of the Summary of Rights attached thereto, shall also constitute the transfer of the Rights associated with the Common Shares of the Company represented thereby.

(c) Certificates for Common Shares which become outstanding (including, without limitation, reacquired Common Shares referred to in the last sentence of this paragraph (c)) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date, the Early Expiration Date or the Final Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

> This certificate also evidences and entitles the holder hereof to certain rights as set forth in an Agreement between Mirant Corporation and Mellon Investor Services LLC, as Rights Agent, dated as of March 26, 2009, as it may be amended from time to time (the "Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Mirant Corporation. Under certain circumstances, as set forth in the Agreement, such Rights (as defined in the Agreement) will be evidenced by separate certificates and will no longer be evidenced by this certificate. Mirant Corporation will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. As set forth in the Agreement, Rights beneficially owned by any Person (as defined in the Agreement) who becomes an Acquiring Person (as defined in the Agreement) become null and void.

With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares of the Company represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate (prior to the earliest of the Distribution Date, the Redemption Date, the Early Expiration Date or the Final Expiration Date) shall also constitute the transfer of the Rights associated with the Common Shares of the Company represented thereby. In the event that the Company purchases or acquires any Common Shares of the Company after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares of the Company shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares of the Company which are no longer outstanding.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase Preferred Shares and of assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit B hereto, and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any applicable rule or regulation made pursuant thereto or with any applicable rule or regulation of any stock exchange or the Financial Industry Regulatory Authority, or to conform to usage. Subject to the provisions of Section 22 hereof, the Right Certificates shall entitle the holders thereof to purchase such number of one one-hundredths of a Preferred Share as shall be set forth therein at the price per one one-hundredth of a Preferred Share set forth therein (the "Purchase Price"), but the number of such one one-hundredths of a Preferred Share and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration. The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any of its Vice Presidents or its Treasurer, either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof, and shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually or by facsimile countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the individual who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any individual who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such individual was not such an officer.

Following the Distribution Date and receipt by the Rights Agent of notice to that effect and all other necessary information referred to in Section 3(a), the Rights Agent will keep or cause to be kept, at its office designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates. Subject to the provisions of Section 14 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the earliest of the Redemption Date, the Early Expiration Date or the Final Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become null and void pursuant to Section 11(a)(ii) hereof or that have been exchanged pursuant to Section 24 hereof) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates entitling the registered holder thereof to purchase a like number of one one-hundredths of a Preferred Share as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose. The Right Certificates are transferable only on the registry books of the Rights Agent. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate or Certificates until the registered holder thereof shall have (i) completed and signed the certificate contained in the form of assignment set forth on the reverse side of each such Right Certificate, (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby and the Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall reasonably request, and (iii) paid a sum sufficient to cover any tax or charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates as required by Section 9(e) hereof. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested, registered in such name or names as may be designated by the surrendering registered holder. The Rights Agent shall promptly forward any such sum collected by it to the Company or to such Persons as the Company shall specify by written notice. The Rights Agent shall have no duty or obligation under any Section of this Agreement which requires the payment of taxes or charges unless and until it is satisfied that all such taxes and/or charges have been paid.

Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights. (a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein), in whole or in part, at any time after the Distribution Date, upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, and an amount equal to any tax or charge required to be paid under Section 9 hereof, by certified check, cashier's check or money order payable to the order of the Company, at or prior to the earliest of (i) the Close of Business on March 25, 2010 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Agreement is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward and no built-in losses may be recognized, or (vi) a determination by the Board, prior to the time any Person becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders (the earliest of the dates set forth in clauses (iv), (v) and (vi), the "Early Expiration Date").

(b) The Purchase Price for each one one-hundredth of a Preferred Share purchasable pursuant to the exercise of a Right shall initially be $50, and shall be subject to adjustment from time to time as provided in Section 11 hereof, and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c) Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the shares to be purchased and an amount equal to any applicable tax or charge required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof by certified check, cashier's check or money order payable to the order of the Company, subject to Section 20(j) hereof, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares certificates for the number of Preferred Shares to be purchased and the Company hereby irrevocably authorizes any such transfer agent to comply with all such requests, or (B) requisition from the depositary agent depositary receipts representing such number of one one-hundredths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent of the Preferred Shares with such depositary agent) and the Company hereby directs such depositary agent to comply with such request; (ii) when necessary to comply with this Rights Agreement, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof; (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder; and (iv) when necessary to comply with this Rights Agreement, after receipt, promptly deliver such cash to or upon the order of the registered holder of such Right Certificate.

(d) In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to such holder's duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights or other securities upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) properly completed and duly executed the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof and of the Rights evidenced thereby and of the Affiliates and Associates of such Beneficial Owner (or former Beneficial Owner) as the Company or the Rights Agent shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all cancelled or destroyed stock certificates which have been canceled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to rights certificates cancelled or destroyed by the Rights Agent.

Section 9. Availability of Preferred Shares. The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Preferred Shares or any Preferred Shares held in its treasury the number of Preferred Shares that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with this Agreement. The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

The Company further covenants and agrees that it will pay when due and payable any and all taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares or other securities upon the exercise of Rights. The Company shall not, however, be required to pay any tax or charge which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Shares or other securities in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depositary receipts for Preferred Shares upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's or the Rights Agent's satisfaction that no such tax or charge is due.

Section 10. Preferred Shares Record Date. Each Person in whose name any certificate for Preferred Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable taxes or charges) was duly made; provided, however, that, if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of Preferred Shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)(i) In the event the Company shall at any time after the date of this Agreement (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right.

(ii) Subject to Section 24 of this Agreement, and to the immediately succeeding paragraph, in the event any Person becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person) shall thereafter have a right to receive, upon exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of the Company as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable and dividing that product by (B) 50% of the then current per share market price of the Common Shares of the Company (determined pursuant to Section 11(d) hereof) on the date of the occurrence of such event. In the event that any Person shall become an Acquiring Person and the Rights shall then be outstanding, the Company shall not take any action which would eliminate or diminish the benefits intended to be afforded by the Rights.

From and after the occurrence of such event, any Rights that are or were acquired or beneficially owned by any Acquiring Person (or any Associate or Affiliate of such Acquiring Person) shall be null and void without any further action, and any holder of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement or otherwise. No Right Certificate shall be issued pursuant to Section 3 hereof that represents Rights beneficially owned by an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be void pursuant to the preceding sentence or any Associate or Affiliate thereof or to any nominee of such Acquiring Person, Associate or Affiliate; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof shall be cancelled. The Company shall give the Rights Agent written notice of the identity of any such Acquiring Person, Associate or Affiliate, and the Rights Agent may rely on such notice in carrying out its duties under this Agreement and shall be deemed not to have any knowledge of the identity of any such Acquiring Person, Associate or Affiliate unless and until it shall have received such notice.

(iii) In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights in accordance with subparagraph (ii) above, the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise of the Rights. In the event the Company shall, after good faith effort, be unable to take all such action as may be necessary to authorize such additional Common Shares, the Company shall substitute, for each Common Share that would otherwise be issuable upon exercise of a Right, a number of Preferred Shares or fraction thereof such that the current per share market price of one Preferred Share multiplied by such number or fraction is equal to the current per share market price of one Common Share as of the date of issuance of such Preferred Shares or fraction thereof.

(b) In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or shares having the same rights, privileges and preferences as the Preferred Shares ("equivalent preferred shares")) or securities convertible into Preferred Shares or equivalent preferred shares at a price per Preferred Share or equivalent preferred share (or having a conversion price per share, if a security convertible into Preferred Shares or equivalent preferred shares) less than the then current per share market price of the Preferred Shares (as defined in Section 11(d)) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares outstanding on such record date plus the number of Preferred Shares which the aggregate offering price of the total number of Preferred Shares and/or equivalent preferred shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price and the denominator of which shall be the number of Preferred Shares outstanding on such record date plus the number of additional Preferred Shares and/or equivalent preferred shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a written statement filed with the Rights Agent and shall be binding on the Rights Agent and holders of the Rights. Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and, in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then-current per share market price of the Preferred Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a written statement filed with the Rights Agent and shall be binding on the Rights Agent and holders of the Rights) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Preferred Share and the denominator of which shall be such then-current per share market price of the Preferred Shares on such record date; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and, in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d)(i) For the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the 30 consecutive Trading Days (as hereinafter defined) immediately prior to, but not including, such date; provided, however, that, in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or Securities convertible into such shares, or (B) any subdivision, combination or reclassification of such Security and prior to, but not including, the expiration of 30 Trading Days after, but not including, the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, reported at or prior to 4:00 P.M. Eastern time or, in case no such sale takes place on such day, the average of the bid and asked prices, regular way, reported as of 4:00 P.M. Eastern time, in either case, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price reported at or prior to 4:00 P.M. Eastern time or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported as of 4:00 P.M. Eastern time by NASDAQ or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business, or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ii) For the purpose of any computation hereunder, if the Preferred Shares are publicly traded, the "current per share market price" of the Preferred Shares shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Shares are not publicly traded but the Common Shares are publicly traded, the "current per share market price" of the Preferred Shares shall be conclusively deemed to be the current per share market price of the Common Shares as determined pursuant to Section 11(d)(i) hereof (appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof), multiplied by one hundred. If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a written statement filed with the Rights Agent.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one one-millionth of a Preferred Share or one ten-thousandth of any other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the date of the expiration of the right to exercise any Rights.

(f) If, as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Section 11(a) through (c) hereof, inclusive, and the provisions of Sections 7, 9, and 10 hereof with respect to the Preferred Shares shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i) hereof, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c) hereof, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-hundredths of a Preferred Share (calculated to the nearest one one-millionth of a Preferred Share) obtained by (A) multiplying (x) the number of one one-hundredths of a share covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (B) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i) The Company may elect, on or after the date of any adjustment of the Purchase Price, to adjust the number of Rights in substitution for any adjustment in the number of one one-hundredths of a Preferred Share purchasable upon the exercise of a Right. Each of the unexercised Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each unexercised Right held of record prior to such adjustment of the number of Rights shall become that number of unexercised Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein, and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or in the number of one one-hundredths of a Preferred Share or other securities issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-hundredths of a Preferred Share which were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below one one-hundredth of the then par value, if any, of the Preferred Shares issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer (with prompt written notice thereof to the Rights Agent) until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it, in its sole discretion, shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares or issuance of rights, options or warrants referred to in Section 11(b) hereof, hereafter made by the Company to holders of the Preferred Shares shall not be taxable to such stockholders.

(n) In the event that, at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare or pay any dividend on the Common Shares payable in Common Shares, or (ii) effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares) into a greater or lesser number of Common Shares, then, in any such case, (A) the number of one one-hundredths of a Preferred Share purchasable after such event upon proper exercise of each Right shall be determined by multiplying the number of one one-hundredths of a Preferred Share so purchasable immediately prior to such event by a fraction, the numerator of which is the number of Common Shares outstanding immediately before such event and the denominator of which is the number of Common Shares outstanding immediately after such event, and (B) each Common Share outstanding immediately after such event shall have issued with respect to it that number of Rights which each Common Share outstanding immediately prior to such event had issued with respect to it. The adjustments provided for in this Section 11(n) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares and the Securities and Exchange Commission a copy of such certificate and (c) if such adjustment occurs at any time after the Distribution Date, mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 and Section 26 hereof. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any adjustment or any such event unless and until it shall have received such a certificate.

Section 13. Reserved.

Section 14. Fractional Rights and Fractional Shares. (a) The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

(b) The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). Fractions of Preferred Shares in integral multiples of one one-hundredth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one Preferred Share. For the purposes of this Section 14(b), the current market value of a Preferred Share shall be the closing price of a Preferred Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of such exercise.

(c) The holder of a Right, by the acceptance of the Right, expressly waives such holder's right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided above).

(d) Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payments and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of any payment for fractional Rights or fractional shares under any Section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent shall have received such a certificate and sufficient monies.

Section 15. (a) Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 and Section 20 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement, and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

(b). Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company must use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer; and

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificate or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder, and, from time to time, on demand of the Rights Agent, its reasonable expenses and disbursements (including counsel fees and disbursements) incurred in the preparation, negotiation, delivery, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel), incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling by a court of competent jurisdiction), for any action taken, suffered or omitted by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Agreement. The costs and expense incurred in successfully enforcing this right of indemnification shall be paid by the Company. The provisions of this Section 18 and Section 20 below shall survive the termination of this Agreement, the exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent.

The Rights Agent shall be authorized and protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, in reliance upon any Right Certificate or certificate for the Preferred Shares or Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice.

Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and, in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such

Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and, in all such cases, such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and, in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and, in all such cases, such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly imposed by this Agreement (and no implied duties) upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including without limitation, the identity of an Acquiring Person and the determination of the current per share market price of any security) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company and any other Person only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage. Any liability of the Rights Agent under this Agreement will be limited to the amount equal to eighteen (18) times the amount of the annual fees paid by the Company to the Rights Agent.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming null and void pursuant to Section 11(a)(ii) hereof) or any change or adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Section 3, 11, 23 or 24 hereof, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of the certificate described in Section 12 hereof, upon which the Rights Agent may rely); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or the Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and such instructions shall be full authorization and protection to the Rights Agent and the Rights Agent shall not be liable for or in respect of any action taken, suffered or omitted by it in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received by any such officer.

(h) The Rights Agent and any stockholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though the Rights Agent were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any such stockholder, affiliate, director, officer or employee from acting in any other capacity for the Company or for any other Person.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers and employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct in the selection and continued employment thereof (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction).

(j) If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has either not been completed or indicates an affirmative response to clause 1 or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

(k) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Shares or Preferred Shares known to the Rights Agent by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares or Preferred Shares by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (which holder shall, with such notice, submit such holder's Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (b) is a direct or indirect Subsidiary of such a Person. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares or Preferred Shares, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by the Board of Directors of the Company to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement.

Section 23. Redemption. (a) The Board of Directors of the Company may, at its option, at any time prior to such time as any Person becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish.

(b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to paragraph (a) of this Section 23, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption (with prompt written notice thereof the Rights Agent); provided, however, that the failure to give, or any defect in, any such notice shall not affect the legality or validity of such redemption. Within 10 days after such action of the Board of Directors of the Company ordering the redemption of the Rights, the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, and other than in connection with the purchase of Common Shares prior to the Distribution Date.

Section 24. Exchange. (a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any adjustment in the number of Rights pursuant to Section 11(i) (such exchange ratio being hereinafter referred to as the "Exchange Ratio").

(b) Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange (with prompt written notice thereof to the Rights Agent); provided, however, that the failure to give, or any defect in, such notice shall not affect the legality or validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected, and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become null and void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c) In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exchange of the Rights. In the event the Company shall, after good faith effort, be unable to take all such action as may be necessary to authorize such additional Common Shares, the Company shall substitute, for each Common Share that would otherwise be issuable upon exchange of a Right, a number of Preferred Shares or fraction thereof such that the current per share market price of one Preferred Share multiplied by such number or fraction is equal to the current per share market price of one Common Share as of the date of issuance of such Preferred Shares or fraction thereof.

(d) The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Common Share. For the purposes of this paragraph (d), the current market value of a whole Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

Section 25. Notice of Certain Events. (a) In case the Company shall, at any time after the Distribution Date, propose (i) to pay any dividend payable in stock of any class to the holders of the Preferred Shares or to make any other distribution to the holders of the Preferred Shares (other than a regular quarterly cash dividend), (ii) to offer to the holders of the Preferred Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of the Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), (iv) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person, (v) to effect the liquidation, dissolution or winding up of the Company, or (vi) to declare or pay any dividend on the Common Shares payable in Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, or distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Common Shares and/or Preferred Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and, in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Shares and/or Preferred Shares, whichever shall be the earlier.

(b) In case the event set forth in Section 11(a)(ii) hereof shall occur, then the Company shall, as soon as practicable thereafter, give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) hereof.

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, Georgia
Attention: Corporate Secretary

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Mellon Investor Services LLC
111 Founders Plaza – 11th
East Hartford, CT 06108
Attention: Lee Kowalsky

with a copy to:

Mellon Investor Services LLC
480 Washington Blvd., 29th Floor
Jersey City, NJ 07310
Attention: Legal Department

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Subject to this Section 27, the Company may from time to time supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, to shorten or lengthen any time period hereunder, or to amend or make any other provisions with respect to the Rights which the Company may deem necessary or desirable, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that, from and after such time as any Person becomes an Acquiring Person, this Agreement shall not be amended in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). Upon the delivery of a certificate from the Company that states that the proposed supplement or amendment complies with this Section 27, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything contained in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties, obligations or immunities under this Agreement.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

Section 30. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; and provided further, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

Section 31. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

Section 32. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 33. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 34. Determinations and Actions by the Board. For all purposes of this Agreement, any calculation of the number of Common Shares or any other class of capital stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, will be made in accordance with, as the Board of Directors deems to be applicable, the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act or the provisions of Section 382. The Board of Directors of the Company will have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including without limitation the right and power to (i) interpret the provisions of this Agreement (including without limitation Section 27, this Section 34 and other provisions hereof relating to its powers or authority hereunder) and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including without limitation any determination contemplated by Section 1(a) or any determination as to whether particular Rights shall have become void). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, any omission with respect to any of the foregoing) which are done or made by the Board of Directors of the Company in good faith will (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties and (y) not subject the Board of Directors of the Company to any liability to any Person, including without limitation the Rights Agent and the holders of the Rights. The Rights Agent is entitled always to assume that the Board of Directors of the Company acted in good faith and shall be fully protected and incur no liability in reliance thereon.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

Attest:	Mirant Corporation
By ____________________	By ____________________
Name:	Name:
Title:	Title
Attest:	Mellon Investor Services LLC
By ____________________	By ____________________
Name:	Name:
Title:	Title:

Exhibit A

FORM

of

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

MIRANT CORPORATION

(Pursuant to Section 151 of the
Delaware General Corporation Law)

Mirant Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on March 26, 2009:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Certificate of Incorporation, the Board of Directors hereby creates a series of Preferred Stock, par value $0.01 per share, of the Corporation (the "Preferred Stock"), and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Series A Junior Participating Preferred Stock:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be 15,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent), subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, declared on the Common Stock, par value $0.01 per share (the

"Common Stock"), of the Corporation since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock, other than, in each case, a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise). In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends, to the extent payable as provided in paragraphs (A) and (B) of this Section, shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

Section 10. Amendment. The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Chairman of the Board and attested by its Secretary this day of , 2009.

____

Chairman of the Board

Attest:

____

Secretary

Exhibit B

Form of Right Certificate

Certificate No. R- Rights

NOT EXERCISABLE AFTER MARCH 25, 2010 OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS OR AS OTHERWISE SPECIFIED IN THE AGREEMENT. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $.001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE AGREEMENT.

Right Certificate

MIRANT CORPORATION

This certifies that , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Agreement, dated as of March 26, 2009 (the "Agreement"), between Mirant Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Agreement) and prior to 5:00 P.M., New York time, on March 25, 2010 (or earlier as specified in the Agreement) at the office of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-hundredth of a fully paid non-assessable share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), at a purchase price of $50 per one one-hundredth of a Preferred Share (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Right Certificate (and the number of one one-hundredths of a Preferred Share which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of March 26, 2009, based on the Preferred Shares as constituted at such date. As provided in the Agreement, the Purchase Price and the number of one one-hundredths of a Preferred Share which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Agreement are on file at the principal executive offices of the Company and the office of the Rights Agent designated for such purpose.

This Right Certificate, with or without other Right Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of Preferred Shares as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Agreement, the Rights evidenced by this Right Certificate (i) may be redeemed by the Company at a redemption price of $.001 per Right or (ii) may be exchanged in whole or in part for Preferred Shares or shares of the Company's Common Stock, par value $0.01 per share.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), but, in lieu thereof, a cash payment will be made, as provided in the Agreement.

No holder of this Right Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned manually or by facsimile by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of ______, ____.

ATTEST:

____

Name:
Title:
Countersigned:

MIRANT CORPORATION

By ______________________________
Name:
Title:

MELLON INVESTOR SERVICES LLC

By ______________________________
Name:
Title:

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED ____________ hereby sells, assigns and transfers unto ________________________

____

(Please print name and address of transferee)

____

this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________ Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated: __________

____
Signature

Signature Medallion Guaranteed:

All Guarantees must be made by a financial institution (such as a bank or broker) which is a participant in the Securities Transfer Agents Medallion Program ("STAMP"), the New York Stock Exchange, Inc. Medallion Signature Program ("MSP"), or the Stock Exchanges Medallion Program ("SEMP") and must not be dated. Guarantees by a notary public are not acceptable.

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Agreement).

____
Signature

Form of Reverse Side of Right Certificate – continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise Rights represented by the Right Certificate.)

To: MIRANT CORPORATION

The undersigned hereby irrevocably elects to exercise __________ Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights and requests that certificates for such Preferred Shares be issued in the name of:

Please insert social security or other identifying number

____
(Please print name and address)

____

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security or other identifying number

____
(Please print name and address)

____

Dated: __________

____
Signature

Signature Medallion Guaranteed:

All Guarantees must be made by a financial institution (such as a bank or broker) which is a participant in the Securities Transfer Agents Medallion Program ("STAMP"), the New York Stock Exchange, Inc. Medallion Signature Program ("MSP"), or the Stock Exchanges Medallion Program ("SEMP") and must not be dated. Guarantees by a notary public are not acceptable.

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Agreement).

____
Signature

NOTICE

The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, the Company and the Rights Agent will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Agreement) and such Assignment or Election to Purchase will not be honored.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit C

SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

Introduction

Our Company, Mirant Corporation, a Delaware corporation, has entered into a Rights Agreement with Mellon Investor Services LLC, as Rights Agent, dated as of March 26, 2009 (the "Rights Agreement"). Our Board of Directors (the "Board") approved the Rights Agreement in an effort to deter acquisitions of our common stock that would potentially limit our ability to use our net operating loss carryforwards and any built in losses to reduce potential future federal income tax obligations.

Under the Rights Agreement, from and after the record date of April 6, 2009, each share of our common stock will carry with it one preferred share purchase right (a "Right"), until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of our outstanding common stock after March 26, 2009, without the approval of our Board. Stockholders who own 4.9% or more of the outstanding common stock as of the close of business on March 26, 2009, will not trigger the Rights so long as they do not (i) acquire additional shares of common stock (a) representing two-tenths of one percent (0.2%) or more of the common stock (if they have continuously owned 5.0% or more of the common stock since March 26, 2009) or (b) that are in an amount that would result in such stockholders owning 5% or more of the common stock (if they have continuously owned 4.9% or more of the common stock, but have not continuously owned 5.0% or more of the common stock, since March 26, 2009) or (ii) fall under 4.9% ownership of common stock and then re-acquire shares that in the aggregate equal 4.9% or more of the common stock. The Board may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company's best interests. The Rights Agreement is not expected to interfere with any merger or other business combination approved by our Board.

For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to our Current Report on Form 8-K, dated March 27, 2009. A copy of the agreement is available free of charge from our Company.

The Rights. From the record date of April 6, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the common stock. New Rights will also accompany any new shares of common stock that we issue after April 6, 2009, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $50, subject to adjustment (the "Exercise Price"), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership, after March 26, 2009, of 4.9% or more of our outstanding common stock (or if already the beneficial owner of at least 4.9% of our outstanding common stock, by acquiring additional shares of our common stock (a) representing two-tenths of one percent (0.2%) or more of the outstanding common stock (if such person or group has continuously owned 5.0% or more of the outstanding common stock since March 26, 2009) or (b) that are in an amount that would result in such person or group owning 5.0% or more of the common stock (if such person or group has continuously owned 4.9% or more of the outstanding common stock, but has not continuously owned 5.0% or more of the outstanding common stock, since March 26, 2009)), unless exempted by the Board.

We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date or earlier expiration of the Rights, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price, based on the market price of the common stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Preferred Share Provisions. Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable.
- will entitle holders to dividends equal to the dividends, if any, paid on one share of common stock.
- will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.
- will have the same voting power as one share of common stock.
- will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-hundredth interest in a Preferred Share is expected to approximate the value of one share of common stock.

Expiration. The Rights will expire on the earliest of (i) March 25, 2010, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Agreement is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward and no built-in losses may be recognized, or (vi) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions. Our Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common stock.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

FIRST AMENDMENT TO THE RIGHTS AGREEMENT

This FIRST AMENDMENT TO THE RIGHTS AGREEMENT (this "Amendment") is made and entered into as of February 25, 2010, between Mirant Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, as rights agent (the "Rights Agent"). Except as otherwise provided herein, all capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed thereto in that certain Rights Agreement, dated as of March 26, 2009 (the "Rights Agreement"), by and between the Company and the Rights Agent.

WHEREAS, pursuant to, and subject to the terms of, Section 27 of the Rights Agreement, at any time prior to the time at which any Person becomes an Acquiring Person, the Company may from time to time supplement or amend the Rights Agreement without the approval of any holders of Right Certificates, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent;

WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth herein; and

WHEREAS, no person has yet become an Acquiring Person and subject to and in accordance with the terms of this Amendment, the Company has directed and the Rights Agent has agreed to amend the Rights Agreement in certain respects, as more particularly set forth herein.

NOW, THEREFORE, in consideration of these premises and the mutual covenants and agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree to modify the Rights Agreement as set forth below.

1. Amendments to Section 1

1.1. The following definition of the term "Stockholder Approval" is hereby inserted as new paragraph (y) of Section 1 to the Rights Agreement and the existing paragraphs (y) through (bb) are hereby re-lettered paragraphs (z) through (cc). The definition shall read in their entirety as follows:

> "(y) 'Stockholder Approval' shall mean the approval of this Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares of the Company entitled to vote, and present, or represented by proxy, at the meeting of stockholders of the Company duly held in accordance with the Company's Amended and Restated Certificate of Incorporation and applicable law."

2. Amendments to Section 7

2.1. Section 7.1(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

> "(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein), in whole or in part, at any time after the Distribution Date, upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which the Rights are exercised, and an amount equal to any tax or charge required to be paid under Section 9 hereof, by certified check, cashier's check or money order payable to the order of the Company, at or prior to the earliest of (i) the Close of Business on February 25, 2020 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Agreement is no longer necessary for the preservation of tax benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward and no built-in losses may be recognized, (vi) February 25, 2011 if Stockholder Approval has not been obtained prior to such date, or (vii) a

determination by the Board, prior to the time any Person becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders (the earliest of the dates set forth in clauses (iv), (v), (vi) and (vii), the "Early Expiration Date")."

3. Certification by the Company

Pursuant to Section 27 of the Rights Agreement, by its execution and delivery hereof, the Company hereby certifies that this Amendment complies with Section 27 of the Rights Agreement.

4. Confirmation of the Rights Agreement

Except as amended or modified hereby, all terms, covenants and conditions of the Rights Agreement as heretofore in effect shall remain in full force and effect and are hereby ratified and confirmed in all respects. This Amendment shall form a part of the Rights Agreement for all purposes, and each party hereto and thereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

5. Governing Law

This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

6. Counterparts

This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

7. Severability

If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; and provided further, that if any such excluded term, provision, covenant or restriction shall adversely affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

8. Descriptive Headings

Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

Mirant Corporation
By: ______________________________
Name:
Title:

Mellon Investor Services LLC as Rights Agent
By: ______________________________
Name:
Title:

Annex B

2005 Omnibus Incentive Compensation Plan

Mirant Corporation

Effective December 2005

Contents

Article 1. Establishment, Purpose, and Duration B-1
Article 2. Definitions B-1
Article 3. Administration of the Plan B-6
Article 4. Shares Subject to the Plan B-6
Article 5. Eligibility and Participation B-8
Article 6. Stock Options B-8
Article 7. Stock Appreciation Rights B-10
Article 8. Restricted Stock and Restricted Stock Units B-11
Article 9. Performance Units, Performance Shares and Cash-Based Awards B-13
Article 10. Other Stock-Based Awards B-13
Article 11. Transferability of Awards B-14
Article 12. Performance Measures B-14
Article 13. Covered Employee Annual Incentive Award B-16
Article 14. Nonemployee Director Awards B-16
Article 15. Dividends and Dividend Equivalents B-16
Article 16. Effects of Transfer, Leave of Absence, or a Change in Status B-16
Article 17. Rights of Participants B-17
Article 18. Withholding B-17
Article 19. Change of Control B-18
Article 20. Amendment, Modification, Suspension, and Termination B-19
Article 21. Successors B-19
Article 22. Miscellaneous Provisions B-20

MIRANT CORPORATION 2005 Omnibus Incentive Compensation Plan

Article 1. Establishment, Purpose, and Duration

1.1 Establishment. Mirant Corporation, a Delaware corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Mirant Corporation 2005 Omnibus Incentive Plan, as set forth in this document.

This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards, Other Stock-Based Awards, Covered Employee Annual Incentive Awards, and Nonemployee Director Awards.

This Plan shall become effective upon the Effective Date (as defined in Section 1.3) and shall remain in effect as provided in Section 1.3 hereof.

1.2 Purpose of the Plan. The purpose of this Plan is to provide a means whereby Employees and Directors of the Company develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. A further purpose of this Plan is to provide a means through which the Company may attract able individuals to become Employees or serve as Directors of the Company and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company.

1.3 Duration of the Plan. Following the adoption of the Plan by the Board, the Plan shall become effective as of the Effective Date (as defined in the Reorganization Plan), provided that the Reorganization Plan, which shall include the adoption of the Plan, is approved by a majority of the amount of Allowed Claims (within the meaning of the Reorganization Plan), within the 12-month period ending on the Effective Date. The Plan shall continue in effect, subject to the right of the Board to terminate the Plan at any time pursuant to Article 20, until all Shares subject to the Plan are delivered pursuant to the Plan's provisions and all restrictions on such Shares have lapsed; provided, however, that no Award may be granted under the Plan more than 10 years after the Effective Date. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than 10 years after the earlier of (a) adoption of this Plan by the Board, or (b) the Effective Date.

Article 2. Definitions

Whenever used in this Plan, the following capitalized terms shall have the meanings set forth below:

2.1 "Affiliate" shall mean any corporation or other entity (including, but not limited to, a partnership or a limited liability company) that is affiliated with the Company through stock or equity ownership or otherwise, and is designated as an Affiliate for purposes of this Plan by the Committee.

2.2 "Award" means a Nonqualified Stock Option, Incentive Stock Option, SAR, Restricted Stock Award, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award, Other Stock-Based Award, Covered Employee Annual Incentive Award, and Nonemployee Director Award granted pursuant to the terms and conditions of the Plan.

2.3 "Award Agreement" means either: (i) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

2.4 "Beneficial Owner" or "Beneficial Ownership" shall have the meaning ascribed to such term in Rule 13d-3 promulgated under the Exchange Act.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Cash-Based Awards" means an Award granted to a Participant as described in Article 9.

2.7 "Cause" shall have the meaning ascribed to such term in a Participant's Award Agreement.

2.8 "Change of Control" means the occurrence of any of the following events:

(a) Any "person" (as that term is used in Sections 13 and 14(d)(2) of the Securities Exchange Act of 1934 ("Exchange Act")) becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the Company's capital stock entitled to vote in the election of directors;

(b) Persons who on 60th day following the Emergence Date constitute the Board (the "Emergence Directors") cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority thereof, provided that any person who becomes a director of the Company subsequent to the 60th day following the Emergence Date shall be considered an Emergence Director if such person's election or nomination for election was approved by a vote of at least two-thirds (2/3) of the Emergence Directors; but provided further that any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Emergence Director;

(c) Consummation of a reorganization, merger, consolidation, sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of outstanding voting securities of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the company resulting from such Business Combination (including, without limitation, a company which, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the outstanding voting securities of the Company; and

(d) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

2.9 "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.10 "Committee" means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee, except with respect to matters which under any applicable law, regulation or rule, including any exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 thereunder) or Code Section 162(m), are required to be determined in the sole discretion of the Committee.

2.11 "Company" means Mirant Corporation or any successor entity.

2.12 "Covered Employee" means any Employee who is or may become a "Covered Employee," as defined in Code Section 162(m), and who is designated, either as an individual Employee or a member of a class of Employees, by the Committee within the shorter of (i) ninety (90) days after the beginning of the Performance Period, or (ii) twenty-five percent (25%) of the Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

2.13 "Covered Employee Annual Incentive Award" means an Award granted to a Covered Employee as described in Article 13.

2.14 "Director" means any individual who is a member of the Board of Directors of the Company.

2.15 "Dividend Equivalents" means the equivalent value (in cash or Shares) of dividends that would otherwise be paid on the Shares subject to an Award but that have not been issued or delivered, as described in Article 15.

2.16 "Employee" means any person designated as an employee of the Company, its Affiliates, and/or Subsidiaries on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company, its Affiliates, and/or Subsidiaries as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, its Affiliates, and/or Subsidiaries without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company, its Affiliates, and/or Subsidiaries during such period. As further outlined in Section 16.2, for purposes of this Plan, upon approval by the Committee, the term Employee may also include Employees that have been terminated from the Company subsequent to being granted an Award under the Plan.

2.17 "Exchange Act" means the Securities Exchange Act of 1934, as it may be amended from time to time.

2.18 "Extraordinary Items" means (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting regulations or laws; or (iv) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company's annual report.

2.19 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.20 "Fair Market Value" or "FMV" means the opening, closing, actual, high, or low selling prices of a Share reported on the principal exchange on which the Shares are then listed or admitted for trading, on the applicable date (or, if the Shares were not traded on such date, then on the last preceding date on which the Shares were traded), the preceding trading day or an average of trading days during a specified period within 30 days before and 30 days after the applicable date, provided that the commitment to grant the Award based on such average of trading days is irrevocable before the beginning of such specified period, as determined by the Committee in its discretion. Unless the Committee determines otherwise and specifies in the Award Agreement, the closing price of a Share reported on the principal exchange on which the Shares are listed or admitted for trading on the applicable date, or, if the Shares were not traded on such date, then on the most recent date on which Shares were traded, shall be used for purposes of applying the immediately preceding sentence. If the Shares are traded over the counter at the time as of which a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low selling prices, closing bid and asked prices, or opening and closing prices of a Share on the applicable date (or, if such prices are not reported for such date, then on the last preceding date for which such prices were reported, or, if the Shares were not traded on such date, then on the last preceding date on which the Shares were traded), as determined by the Committee in its discretion. In the event Shares are not publicly traded at the time as of which a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner through the reasonable application of such reasonable valuation method as it deems appropriate. Such definition(s) of Fair Market Value shall be specified in each Award Agreement and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, settlement, or payout of an Award. The basis for determining FMV shall be consistently used as determined by the Committee; in addition, if an average of trading days is used to determine FMV pursuant to the first sentence of this Section 2.20, such valuation method shall be used consistently for grants of NQSOs and SARs under the plan and such types of awards under similar programs of the Company. Notwithstanding the foregoing to the contrary, for purposes of the Exercise Price of any ISO, FMV shall be determined consistent with Code Section 422. In each case, the Committee shall determine Fair Market Value in a manner that satisfies the requirements of Code Section 409A, and shall apply the definition of Fair Market Value consistently to the extent required by Code Section 409A.

2.21 "Freestanding SAR" means an SAR that is granted independently of any Option, as described in Article 7.

2.22 "Grant Price" means the price established at the time of grant of an SAR pursuant to Article 7, used to determine whether there is any payment due upon exercise of the SAR.

2.23 "Incentive Stock Option" or "ISO" means an Option to purchase Shares granted under Article 6 to an Employee and that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

2.24 "Insider" means an individual who is, on the relevant date, an officer or Director of the Company, or a more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.25 "Nonemployee Director" means a Director who is not an Employee.

2.26 "Nonemployee Director Award" means any Award granted, whether singly, in combination, or in tandem, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations as the Board or Committee may establish in accordance with this Plan.

2.27 "Nonqualified Stock Option" or "NQSO" means an Option to purchase Shares granted to a Participant under the Plan in accordance with the terms and conditions set forth in Article 6 where such option is not intended to meet the requirements of Section 422 of the Code or otherwise does not meet such requirements.

2.28 "Notice" means notice provided by the Participant to the Company in a manner prescribed by the Committee.

2.29 "Option" means a right to purchase a Share granted to a Participant under the Plan in accordance with the terms and conditions set forth in Article 6. Options may be either ISOs or NQSOs.

2.30 "Other Stock-Based Awards" means an equity-based or equity-related Award not otherwise described by the terms of this Plan, granted in accordance with the terms and conditions set forth in Article 10.

2.31 "Participant" means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.32 "Performance-Based Compensation" means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.33 "Performance Measure" means measures as described in Article 12 on which the performance goals are based and which are approved by the Company's shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.34 "Performance Period" means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.35 "Performance Share" means an Award granted to a Participant under the Plan in accordance with the terms and conditions set forth in Article 9, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.36 "Performance Unit" means an Award granted to a Participant under the Plan in accordance with the terms and conditions set forth in Article 9, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.37 "Period of Restriction" means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.38 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.39 "Plan" means the Mirant Corporation 2005 Omnibus Incentive Plan.

2.40 "Plan Year" means any calendar year.

2.41 "Reorganization Plan" means the certain Joint Chapter 11 Plan of Reorganization, filed September 30, 2005, for the Company and its affiliated debtors, as amended and/or supplemented from time to time.

2.42 "Restricted Stock" means an Award granted to a Participant under the Plan in accordance with the terms and conditions set forth in Article 8.

2.43 "Restricted Stock Unit" means an Award, whose value is equal to a Share, awarded under the Plan in accordance with the terms and conditions set forth in Article 8.

2.44 "SEC" means the Securities and Exchange Commission.

2.45 "Service Vesting Award" means an Award, the vesting of which is contingent solely on the continued service of the Participant as an Employee or a Director.

2.46 "Share" means a share of common stock of the Company, $0.01 par value per share.

2.47 "Stock Appreciation Right" or "SAR" means an Award granted to a Participant under the Plan and in accordance with the terms and conditions of Article 7. An SAR may be either a "Tandem SAR" or a "Freestanding SAR," as defined in Article 7.

2.48 "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than twenty-five percent (25%) by reason of stock ownership or otherwise.

2.49 "Substitute Awards" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, options or other awards previously granted, or the right or obligation to grant future options or other awards, by a company acquired by the Company, its Affiliates, and/or Subsidiaries, or with which the Company, its Affiliates, and/or Subsidiaries combine.

2.50 "Tandem SAR" means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

Article 3. Administration of the Plan

3.1 General. The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including the terms and conditions set forth in Award Agreements, granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company, and, subject to Article 20, adopting modifications and amendments to this Plan or any Award Agreement, including, without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company, its Affiliates, and/or Subsidiaries operate.

3.3 Delegation. The Committee may delegate to one or more of its members or to one or more officers of the Company or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; and (b) determine the size of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer with respect to Awards granted to an Employee who is considered an Insider; (ii) the resolution providing such authorization sets forth the total number of Shares and Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Shares and Awards granted pursuant to the authority delegated.

Article 4. Shares Subject to the Plan

4.1 Number of Shares Available for Award. Subject to adjustment as provided in Section 4.4 herein, the maximum number of Shares available for issuance to Participants under this Plan (the "Share Authorization") shall be 18,575,851 Shares.

Subject to the foregoing limit on the number of Shares that may be delivered in the aggregate under the Plan, the maximum number of Shares that may be delivered with respect to the following types of Awards shall be as follows:

(a) The maximum number of Shares that may be issued as ISOs shall be 5,000,000.

(b) The maximum number of Shares that may be issued to Nonemployee Directors shall be 2,500,000 Shares. A Nonemployee Director may not be granted an Award covering more than 2,500,000 Shares in any Plan Year, except that this annual limit on Nonemployee Director Awards shall be increased to 5,000,000 Shares for any Nonemployee Director serving as Chairman of the Board; provided, however, that in the Plan Year in which an individual is first appointed or elected to the Board as a Nonemployee Director, such individual may be granted an Award covering up to an additional 2,500,000 Shares.

4.2 Share Usage. Shares covered by an Award shall only be counted as used to the extent they are actually issued. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under this Plan. Moreover, if the exercise price of an Option is satisfied by delivering Shares to the Company (whether by actual delivery or by attestation), only the net number of Shares actually issued by the Company shall be considered for purposes of determining the number of Shares remaining available for issuance pursuant to Awards granted under the Plan. Shares *withheld* from an Option or other Award to satisfy minimum tax withholding requirements will again be available for issuance pursuant to Awards granted under the Plan, but Shares *delivered* by a Participant (whether by actual delivery or by attestation) to satisfy tax withholding requirements shall not be added back to the number of Shares available for issuance under the Plan. If an SAR is exercised, only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under this Plan. The Shares available for issuance under this Plan may be authorized and unissued Shares or treasury Shares.

4.3 Annual Award Limits. Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the following limits (each an "Annual Award Limit" and, collectively, "Annual Award Limits") shall apply to grants of such Awards under this Plan:

(a) **Options**: The maximum aggregate number of Shares subject to Options granted in any one Plan Year to any one Participant shall be 5,000,000.

(b) **SARs**: The maximum number of Shares subject to Stock Appreciation Rights granted in any one Plan Year to any one Participant shall be 5,000,000.

(c) **Restricted Stock or Restricted Stock Units**: The maximum aggregate grant with respect to Awards of Restricted Stock or Restricted Stock Units in any one Plan Year to any one Participant shall be 5,000,000 Shares.

(d) **Performance Shares or Performance Units**: The maximum aggregate grant with respect to Awards of Performance Shares made in any Plan Year to any one Participant shall be 5,000,000 Shares. The maximum aggregate amount awarded with respect to Performance Units made in any Plan Year to any one Participant shall not exceed the value of 5,000,000 Shares.

(e) **Cash-Based Awards**: The maximum aggregate amount awarded with respect to Cash-Based Awards made in any Plan Year to any one Participant shall not exceed $20,000,000.

(f) **Other Stock-Based Awards.** The maximum aggregate grant with respect to Other Stock-Based Awards made in any one Plan Year to any one Participant shall be 5,000,000 Shares.

(g) **Covered Employee Annual Incentive Award.** The maximum aggregate amount awarded with respect to Covered Employee Annual Incentive Awards made in any Plan Year to a Covered Employee shall not exceed $6 million dollars.

4.4 Adjustments in Authorized Shares. In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants' rights under this Plan, shall substitute or adjust, as applicable, the number and kind of Shares that may be issued under this Plan or under particular forms of Awards, the number and kind of Shares subject to outstanding Awards, the Exercise Price or Grant Price applicable to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards.

The Committee, in its sole discretion, may also make appropriate adjustments in the terms of any Awards under this Plan to reflect or related to such changes or distributions and to modify any other terms of outstanding Awards, including modifications of performance goals and changes in the length of Performance Periods, subject to the requirements of Article 12 in the case of Awards intended to qualify as Performance-Based Compensation. The Committee shall not make any adjustment pursuant to this Section 4.4 that would cause an Award that is otherwise exempt from Code Section 409A to become subject to Section 409A; or that would cause an Award that is subject to Code Section 409A to fail to satisfy the requirements of Section 409A. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

Subject to the provisions of Article 20, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with the ISO rules under Code Section 422 and deferred compensation rules under Code Section 409A, where applicable.

4.5 Substitute Awards. Any Shares delivered upon exercise or satisfaction of Substitute Awards shall not reduce the Shares available for delivery under the Plan; provided, however, that the maximum number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be the number of Shares set forth in Section 4.1(a), as adjusted pursuant to Section 4.4.

Article 5. Eligibility and Participation

5.1 Eligibility. Individuals eligible to participate in this Plan include all Employees and Directors.

5.2 Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by law and the amount of each Award.

5.3 Nonemployee Director Awards. Each Director shall be eligible to receive Nonemployee Director Awards, all in accordance with the terms and conditions of the Plan, provided that, as of the grant date of such a Nonemployee Director Award, such Director is not an Employee of the Company.

Article 6. Stock Options

6.1 Grant of Options. Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided that ISOs may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted under Code Section 422). However, if a Participant provides services to an Affiliate and/or Subsidiary and not to the Company, the Participant may be granted an Option only to the extent that the Company qualifies as a "service recipient" with respect to the Participant for purposes of Code Section 409A; provided that such definition of "service recipient" shall be determined by (a) applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Treasury Regulations Section 1.414(c)-2, and (b) where the use of Shares with respect to the grant of an Option to such a Participant is based upon legitimate business criteria, by applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Treasury Regulations Section 1.414(c)-2.

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 Exercise Price. The Exercise Price for each grant of an Option under this Plan shall be determined by the Committee, in its discretion, and shall be specified in the Award Agreement; provided, however, the Exercise Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant.

6.4 Term of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for Nonqualified Stock Options granted to Participants outside the United States, the Committee has the authority to grant Nonqualified Stock Options that have a term greater than ten (10) years.

6.5 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

6.6 Payment. Options granted under this Article 6 shall be exercised by the delivery of a Notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Exercise Price. The Exercise Price of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price prior to their tender to satisfy the Exercise Price if acquired under this Plan or any other compensation plan maintained by the Company or have been purchased on the open market); (c) by a combination of (a) and (b); or (d) any other method approved or accepted by the Committee in its sole discretion, including, without limitation, if the Committee so determines, a cashless (broker-assisted) exercise.

Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant's request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state or non-U.S. securities laws applicable to such Shares.

6.8 Termination of Employment or Directorship. Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

6.9 Notification of Disqualifying Disposition. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs. Subject to the terms and conditions of this Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs. However, if a Participant provides services to an Affiliate and/or Subsidiary and not to the Company, the Participant may be granted an SAR only to the extent that the Company qualifies as a "service recipient" with respect to the Participant for purposes of Code Section 409A; provided that such definition of "service recipient" shall be determined by (a) applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Treasury Regulations Section 1.414(c)-2, and (b) where the use of Shares with respect to the grant of a SAR to such a Participant is based upon legitimate business criteria, by applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Treasury Regulations Section 1.414(c)-2.

Subject to the terms and conditions of this Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Participant and, consistent with the provisions of this Plan, in determining the terms and conditions pertaining to such SARs.

The Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares on the date of grant. The Grant Price of Tandem SARs shall be equal to the Exercise Price of the related Option.

7.2 SAR Agreement. Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine.

7.3 Term of SAR. The term of an SAR granted under this Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for SARs granted to Participants outside the United States, the Committee has the authority to grant SARs that have a term greater than ten (10) years.

7.4 Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

7.5 Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the excess of the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised over the Exercise Price of the underlying ISO; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Exercise Price of the ISO.

7.6 Settlement of SAR Amount. Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b) The number of Shares with respect to which the SAR is exercised.

The payment upon SAR exercise shall be in Shares or cash, as determined by the Committee.

7.7 Termination of Employment or Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

7.8 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to this Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

8.2 Restricted Stock or Restricted Stock Unit Award Agreement. Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

8.4 Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.3, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Mirant Corporation 2005 Omnibus Incentive Plan, and in the associated Award Agreement. A copy of this Plan and such Award Agreement may be obtained from Mirant Corporation.

8.5 Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.6 Termination of Employment or Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

8.7 Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

8.8 Compliance With Section 409A. Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit shall be paid in full to the Participant no later than the 15th day of the third month after the end of the first calendar year in which the Restricted Stock Unit is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee provides in an Award Agreement that a Restricted Stock Unit is intended to be subject to Code Section 409A, the Award Agreement shall include terms that are designed to satisfy the requirements of Section 409A.

Article 9. Performance Units, Performance Shares and Cash-Based Awards

9.1 Grant of Performance Units, Performance Shares, and Cash-Based Awards. Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Performance Units, Performance Shares, and/or Cash-Based Awards to Participants in such amounts and upon such terms as the Committee shall determine.

9.2 Value of Performance Units, Performance Shares, and Cash-Based Awards. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. Each Cash-Based Award shall have a value as determined by the Committee. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units, Performance Shares or Cash-Based Awards that will be paid out to the Participant.

9.3 Earning of Performance Units, Performance Shares and Cash-Based Awards. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units, Performance Shares or Cash-Based Awards shall be entitled to receive payout on the value and number of Performance Units, Performance Shares or Cash-Based Awards earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

9.4 Form and Timing of Payment of Performance Units, Performance Shares, and Cash-Based Awards. Payment of earned Performance Units, Performance Shares or Cash-Based Awards shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units, Performance Shares or Cash-Based Awards in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Performance Units, Performance Shares, or Cash-Based Awards as soon as practicable after the end of the Performance Period and following the Committee's determination of actual performance against the Performance Measures and related goals established by the Committee. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

9.5 Termination of Employment or Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Units, Performance Shares, and/or Cash-Based Awards following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Performance Units, Performance Shares, or Cash-Based Awards issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

9.6 Compliance With Section 409A. Unless the Committee provides otherwise in an Award Agreement, each Performance Share or Performance Unit shall be paid in full to the Participant no later than the 15th day of the third month after the end of the first calendar year in which the Performance Share or Performance Unit is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee provides in an Award Agreement that a Performance Share or Performance Unit is intended to be subject to Code Section 409A, the Award Agreement shall include terms that are designed to satisfy the requirements of Section 409A.

Article 10. Other Stock-Based Awards

10.1 Other Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such

Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.2 Value of Other Stock-Based Awards. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

10.3 Payment of Other Stock-Based Awards. Payment, if any, with respect to an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Shares as the Committee determines.

10.4 Termination of Employment or Directorship. The Committee shall determine the extent to which the Participant shall have the right to receive Other Stock-Based Awards following termination of the Participant's employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an Award Agreement entered into with each Participant, but need not be uniform among all Awards of Other Stock-Based Awards issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

10.6 Compliance With Section 409A. Unless the Committee provides otherwise in an Award Agreement, each Cash-Based Award or Other Stock-Based Award shall be paid in full to the Participant no later than the 15th day of the third month after the end of the first calendar year in which the Cash-Based Award or Other Stock-Based Award is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee provides in an Award Agreement that a Cash-Based Award or Other Stock-Based Award is intended to be subject to Code Section 409A, the Award Agreement shall include terms that are designed to satisfy the requirements of Section 409A.

Article 11. Transferability of Awards

11.1 Transferability of Incentive Stock Options. No ISO granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under Article 6 shall be exercisable during his or her lifetime only by such Participant.

11.2 All Other Awards. Except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, no Award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided that the Board or Committee may permit further transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability, subject to Section 11.1. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, or unless the Board or Committee decides to permit further transferability, subject to Section 11.1, all Awards granted to a Participant under this Plan shall be exercisable during his or her lifetime only by such Participant. With respect to those Awards (other than ISOs), if any, that are permitted to be transferred to another individual, references in this Plan to exercise or payment related to such Awards by or to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

Article 12. Performance Measures

12.1 Performance Measures. The objective performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a) Net earnings or net income (before or after taxes);

(b) Earnings per share;

(c) Net sales or revenue;

(d) Net operating profit;

(e) Return measures (including return on assets, capital, invested capital, equity, sales, or revenue);

(f) Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(g) Earnings before or after taxes, interest, depreciation, and/or amortization;

(h) Gross or operating margins;

(i) Productivity ratios;

(j) Share price (including, but not limited to, growth measures and total shareholder return);

(k) Expenses;

(l) Margins;

(m) Operating efficiency;

(n) Market share;

(o) Customer satisfaction;

(p) Working capital; and

(q) Economic value added or EVA (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Such performance goals shall be established by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Code Section 162(m)(4)(C), or any successor provision thereto, and the regulations thereunder, for performance-based compensation, and may be set forth in the applicable Award Agreement. Any Performance Measure(s) may be used to measure the performance of the Company, its Affiliates, and/or Subsidiaries as a whole or any business unit of the Company, its Affiliates, and/or Subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 12.

12.2 Evaluation of Performance. Notwithstanding any other provision of this Plan, payment or vesting of any such Award shall not be made until the Committee certifies in writing that the applicable performance goals and any other material terms of such Award were in fact satisfied, except as otherwise provided in Section 12.3. The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

12.3 Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

12.4 Committee Discretion. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting of such Awards on performance measures other than those set forth in Section 12.1.

Article 13. Covered Employee Annual Incentive Award

The Committee may designate Covered Employees who are eligible to receive an annual incentive award with respect to any Plan Year based on the attainment of certain goals, which may determine the degree of the payout and/or vesting which are designed to qualify for the Performance-Based Exception. The performance measure(s) to be used for purposes of determining a Covered Employees annual incentive award shall be selected from the list provided in Article 12 of this Plan. The provisions, including but not limited to the evaluation of performance and adjustment provisions set forth in Article 12 of this Plan, shall also be applicable to any Covered Employee Annual Incentive Award.

Article 14. Nonemployee Director Awards

Nonemployee Directors may only be granted Awards under the Plan in accordance with this Article 14 and which shall not be subject to management's discretion. From time to time, the Board shall set the amount(s) and type(s) of equity awards that shall be granted to all Nonemployee Directors on a periodic, nondiscriminatory basis pursuant to the Plan, as well as any additional amount(s), if any, to be awarded, also on a periodic, nondiscriminatory basis, based on each of the following: the number of committees of the Board on which a Nonemployee Director serves, service of a Nonemployee Director as the chair of a Committee of the Board, service of a Nonemployee Director as Chairman of the Board, or the first selection or appointment of an individual to the Board as a Nonemployee Director. Subject to the limits set forth in Section 4.1(b) and the foregoing, the Board shall grant such Awards to Nonemployee Directors and any Nonemployee Chairman of the Board, and grant new Nonemployee Director Awards, as it shall from time to time determine.

Article 15. Dividends and Dividend Equivalents

The Committee may grant dividends or dividend equivalents based on the dividends declared on Shares that are subject to any Award. The dividends or dividend equivalents may be credited as of the dividend payment dates, during the period between the date the Award is granted and the date the Award vests. The dividends or dividend equivalents may be subject to any limitations and/or restrictions determined by the Committee. Dividend equivalents shall be converted to cash or additional Shares by such formula and at such time, and shall be paid at such times, as may be determined by the Committee. Unless the Award Agreement provides otherwise, such dividend equivalents shall be paid to the Participant at least annually, not later than the 15th day of the third month following the end of the calendar year in which the dividend equivalents are credited (or, if later, the 15th day of the third month following the end of the calendar year in which the dividend equivalents are no longer subject to a substantial risk of forfeiture within the meaning of Code Section 409A). Any dividend equivalents that are accumulated and paid after the date specified in the preceding sentence shall be explicitly set forth in a separate arrangement that provides for the payment of the dividend equivalents at a time and in a manner that satisfies the requirements of Code Section 409A.

Article 16. Effects of Transfer, Leave of Absence, or a Change in Status

16.1 Transfer of Employment or Leave of Absence. For purposes of the Plan, a transfer of an Employee from the Company to an Affiliate or Subsidiary (or, for purposes of any ISO granted under the Plan, only a

Subsidiary), or vice versa, or from one Affiliate or Subsidiary to another (or, in the case of an ISO, only from one Subsidiary to another), and a leave of absence, duly authorized in writing by the Company, shall not be deemed a termination of employment of the Employee for purposes of the Plan or with respect to any Award (in the case of ISOs, to the extent permitted by the Code).

16.2 Change in Status. The Committee shall have the discretion to determine the effects upon any Award, upon an individual's status as an Employee or Director for purposes of the Plan (including whether a Participant shall be deemed to have experienced a termination of employment or other change in status) and upon the exercisability, vesting, termination or expiration of any Award in the case of: (a) any Participant who is employed by an entity that ceases to be an Affiliate or Subsidiary (whether due to a spin-off or otherwise), (b) any transfer of a Participant between locations of employment with the Company, an Affiliate, and/or Subsidiary or between the Company, an Affiliate or Subsidiary or between Affiliates or Subsidiaries, (c) any leave of absence of a Participant, (d) any change in a Participant's status from an Employee to a consultant or Director, or vice versa; and (e) upon approval by the Committee, any Employee who is terminated by the Company however becomes employed by a partnership, joint venture, corporation or other entity not meeting the requirements of an Affiliate or Subsidiary, subject, in each case, to the requirements of Code Section 422 applicable to any ISOs.

Article 17. Rights of Participants

17.1 Rights or Claims. No individual shall have any rights or claims under the Plan except in accordance with the provisions of the Plan and any applicable Award Agreement. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than with such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award, or to all Awards, or as are expressly set forth in the Award Agreement evidencing such Award. Without limiting the generality of the foregoing, nothing contained in the Plan or in any Award Agreement shall be deemed to:

(a) Give any Employee or Director the right to be retained in the service of the Company, its Affiliates and/or Subsidiaries, whether in any particular position, at any particular rate of compensation, for any particular period of time or otherwise;

(b) Restrict in any way the right of the Company, its Affiliates and/or Subsidiaries to terminate, change or modify any Employee's employment or any Director's service as a Director at any time with or without cause;

(c) Give any Employee or Director the right to receive any bonus, whether payable in cash or in Shares, or in any combination thereof, from the Company, its Affiliates and/or Subsidiaries, nor be construed as limiting in any way the right of the Company, its Affiliates and/or Subsidiaries to determine, in its sole discretion, whether or not it shall pay any Employee or Director bonuses, and, if so paid, the amount thereof and the manner of such payment; or

(d) Give any Participant any rights whatsoever with respect to an Award except as specifically provided in the Plan and the Award Agreement.

17.2 Adoption of Plan. The adoption of the Plan shall not be deemed to give any Employee or Director of the Company, its Affiliates and/or Subsidiaries or any other individual any right to be selected as a Participant or to be granted an Award.

Article 18. Withholding

18.1 Tax Withholding. The Company, its Affiliates and/or Subsidiaries are authorized to withhold from any Award granted or payment due under the Plan the amount of all Federal, state, local and non-United States taxes due in respect of such Award or payment and to take any such other action as may be necessary or appropriate in the opinion of the Committee to satisfy all obligations for the payment of such taxes.

The recipient of any payment or distribution under the Plan shall make arrangements satisfactory to the Company, as determined in the Committee's discretion, for the satisfaction of any withholding tax obligations that arise by reason of any payment or distribution. The Company shall not be required to make any payment or distribution under or relating to the Plan or any Award until such obligations are satisfied or such arrangements are made, as determined by the Committee in its discretion.

18.2 Withholding or Tendering Shares. Without limiting the generality of Section 18.1, the Committee in its discretion may permit a Participant to satisfy or arrange to satisfy, in whole or in part, the withholding tax obligations incident to an Award by: (a) electing to have the Company withhold a portion of the Award otherwise deliverable to such Participant pursuant to such Award (provided, however, that the amount of any Award so withheld shall not exceed the amount necessary to satisfy required withholding tax obligations using the minimum statutory withholding rates for Federal, state, local and/or non-United States tax purposes, including payroll taxes, that are applicable to supplemental taxable income) and/or (b) tendering to the Company Shares owned by such Participant and purchased or held for the requisite period of time as may be required to avoid the Company's, its Affiliates' and/or Subsidiaries' incurring an adverse accounting charge, based, in each case, on the Fair Market Value of a Share on the payment date as determined by the Committee.

The satisfaction of withholding taxes pursuant to this Article 18 shall be subject to such restrictions as the Committee may impose, including any restrictions required by applicable law or the rules and regulations of the SEC.

Article 19. Change of Control

19.1 Change of Control of the Company. Notwithstanding any other provision of this Plan to the contrary, the provisions of this Article 19 shall apply in the event of a Change of Control, unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Award Agreement.

Upon a Change of Control, except to the extent that another Award meeting the requirements of Section 19.2 (a "Replacement Award") is provided to the Participant to replace such Award (the "Replaced Award"), and except as provided in the following paragraph, all then-outstanding Options and Stock Appreciation Rights shall become fully vested and exercisable, and all other then-outstanding Awards that are Service Vesting Awards shall vest in full and be free of restrictions. In such event, the Committee shall notify the Participant that his or her Awards shall be fully exercisable for a period of not less than fifteen (15) days from the date of such notice, contingent upon the consummation of the event giving rise to the Change of Control, and upon the expiration of such period any unexercised Awards shall terminate. The treatment of any other Awards shall be as determined by the Committee in connection with the grant thereof, as reflected in the applicable Award Agreement.

If an Award is subject to Code Section 409A, the Committee may accelerate the vesting of the Award upon a Change in Control, but the Committee shall not accelerate the date on which the Award is paid. The Committee shall not extend the period to exercise an Option or Stock Appreciation Right to the extent that the extension would cause the Option or Stock Appreciation Right to become subject to Code Section 409A.

19.2 Replacement Awards. An Award shall meet the conditions of this Section 19.2 (and hence qualify as a Replacement Award) if: (i) it has a value at least equal to the value of the Replaced Award as determined by the Committee in its sole discretion; (ii) it relates to publicly traded equity securities of the Company or its successor in the Change of Control or another entity that is affiliated with the Company or its successor following the Change of Control; and (iii) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control). Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 19.2 are satisfied shall be made by the Committee, as constituted immediately before the Change of Control, in its sole discretion. Any such Replacement Awards shall comply with the requirements of Code Sections 422, 424 and 409A, as the Committee determines applicable.

19.3 Termination of Employment. Unless otherwise determined by the Committee in connection with the grant of an Award as reflected in the applicable Agreement, upon a termination of employment or termination of directorship of a Participant occurring in connection with or during the period of two (2) years after such Change of Control, other than for Cause, (i) all Replacement Awards held by the Participant shall become fully vested and (if applicable) exercisable and free of restrictions, and (ii) all Options and Stock Appreciation Rights held by the Participant immediately before the termination of employment or termination of directorship that the Participant held as of the date of the Change of Control or that constitute Replacement Awards shall remain exercisable for not less than one (1) year following such termination or until the expiration of the stated term of such Option or SAR, whichever period is shorter; provided, that if the applicable Award Agreement provides for a longer period of exercisability, that provision shall control.

Article 20. Amendment, Modification, Suspension, and Termination

20.1 Amendment, Modification, Suspension, and Termination. Subject to Section 20.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.4, Options or SARs issued under this Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the Exercise Price of a previously granted Option or the Grant Price of a previously granted SAR, and no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

20.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. Any such adjustment made with respect to an Award intended to be an ISO shall be made only to the extent consistent with such intent, unless the Committee determines otherwise, and any such adjustment that is made with respect to an Award that is intended to qualify as Performance-Based Compensation shall be made consistent with the intent that such Award qualify for the performance-based compensation exception under Code Section 162(m) (or any successor provision). Additionally, the Committee shall not make any adjustment pursuant to this Section 20.2 that would cause an Award that is otherwise exempt from Code Section 409A to become subject to Section 409A; or that would cause an Award that is subject to Code Section 409A to fail to satisfy the requirements of Section 409A. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

20.3 Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary (other than Section 20.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

20.4 Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Board may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to the administrative regulations and rulings promulgated there under.

Article 21. Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 22. Miscellaneous Provisions

22.1 Consent to Terms and Conditions. By accepting any benefit under the Plan, each Participant and each individual claiming under or through such Participant shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Committee, the Company or the Board.

22.2 Beneficiary Designation. Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of the Participant's death before the Participant receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid or exercised by the Participant's executor, administrator, or legal representative.

22.3 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause, termination of the Participant's provision of services to the Company, Affiliate, and/or Subsidiary, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve- (12-) month period following the first public issuance or filing with the SEC (whichever just occurred) of the financial document embodying such financial reporting requirement.

22.4 Legend. The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

22.5 Drafting Context. The words "Article" and "Section" shall refer to provisions of the Plan, unless expressly indicated otherwise. Wherever any words are used in the Plan or any Award Agreement in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

22.6 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

22.7 Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

22.8 Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

22.9 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22.10 Investment Representations. The Committee may require each individual receiving Shares in connection with any Award under the Plan to represent and agree with the Company in writing that such individual is acquiring Shares for investment without a view to the distribution thereof, and/or provide such other representations and agreements as the Committee may prescribe.

22.11 Unfunded Plan. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the issuance of Shares or the payment of cash upon exercise or payment of any Award. Proceeds from the sale of Shares pursuant to Options granted under the Plan shall constitute general funds of the Company. The costs and expenses of the Plan shall be borne by the Company, including expenses of issuing Shares pursuant to any Awards granted hereunder.

22.12 Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

22.13 Fractional Shares. An Option or other Award shall not be exercisable with respect to a fractional Share. No fractional Shares shall be issued upon the exercise or payment of an Option or other Award.

22.14 Retirement and Welfare Plans. Payments and other compensation received by a Participant under an Award shall not be deemed part of such Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company, its Affiliates and/or Subsidiaries, unless expressly so provided by such other plan, contract or arrangement.

22.15 Nonexclusivity of this Plan. Neither the adoption of the Plan nor anything contained herein shall affect any other compensation or incentive plans or arrangements of the Company, its Affiliates and/or Subsidiaries, or prevent or limit the right of the Company, its Affiliates and/or Subsidiaries to establish any other forms of incentives or compensation for their Employees or Directors.

22.16 No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's, its Affiliates' and/or Subsidiaries' right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company, its Affiliates, and/or Subsidiaries to take any action which such entity deems to be necessary or appropriate.

22.17 Limits of Liability. Any liability of the Company, its Affiliates and/or Subsidiaries to any Participant with respect to any Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement.

None of the Company, any Affiliate or Subsidiary or any member of the Committee or the Board, or any other Person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability, in the absence of bad faith, to any party for any action taken or not taken in connection with the Plan, except as may expressly be provided by statute.

22.18 Deferred Compensation. If any Award would be considered deferred compensation as defined under Code Section 409A and would fail to meet the requirements of Code Section 409A, then such Award shall be null and void. However, the Committee may permit deferrals of compensation pursuant to the terms of a Participant's Award Agreement, a separate plan, or a subplan which (in each case) meets the requirements of Code Section 409A. Additionally, to the extent any Award is subject to Code Section 409A, notwithstanding any provision herein to the contrary, the Plan does not permit the acceleration of the time or schedule of any distribution related to such Award, except as permitted by Code Section 409A.

22.19 Employees Based Outside of the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees or Directors, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates and Subsidiaries shall be covered by this Plan;

(b) Determine which Employees and/or Directors outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees and/or Directors outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 22.19 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

22.20 Governing Law. Except as to matters concerning the issuance of Shares or other matters of corporate governance, which shall be determined, and related Plan and Award provisions construed, under the General Corporation Law of the State of Delaware, the Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, Participants are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Delaware, to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

22.21 Indemnification. Subject to requirements of Delaware law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by the individual in connection with or resulting from any claim, action, suit, or proceeding to which the individual may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by the individual in settlement thereof, with the Company's approval, or paid by the individual in satisfaction of any judgment in any such action, suit, or proceeding against the individual, provided the individual shall give the Company an opportunity, at its own expense, to handle and defend the same before the individual undertakes to handle and defend it on the individuals own behalf, unless such loss, cost, liability, or expense is a result of the individuals own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individual may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

22.22 No Guarantee of Favorable Tax Treatment. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Code Section 409A, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local, or foreign law. The Company shall not be liable to any Participant for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

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MIRANT®

2009 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number: 001-16107

Mirant Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-3538156**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1155 Perimeter Center West, Suite 100, Atlanta, Georgia	**30338**
(Address of Principal Executive Offices)	(Zip Code)

(678) 579-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**
Series A Warrants	**New York Stock Exchange**
Series B Warrants	**New York Stock Exchange**
Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of voting stock held by non-affiliates of the registrant was approximately $2,283,856,245 on June 30, 2009 (based on $15.74 per share, the closing price in the daily composite list for transactions on the New York Stock Exchange that day).

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

As of February 19, 2010, there were 144,968,899 shares of the registrant's Common Stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K to the extent described herein.

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Glossary of Certain Defined Terms

Ancillary Services—Services that ensure reliability and support the transmission of electricity from generation sites to customer loads. Such services include regulation service, reserves and voltage support.

APSA—Asset Purchase and Sale Agreement dated June 7, 2000, between the Company and Pepco.

Bankruptcy Code—United States Bankruptcy Code.

Bankruptcy Court—United States Bankruptcy Court for the Northern District of Texas, Fort Worth Division.

Baseload Generating Units—Units that satisfy minimum baseload requirements of the system and produce electricity at an essentially constant rate and run continuously.

CAIR—Clean Air Interstate Rule.

CAISO—California Independent System Operator.

Cal PX—California Power Exchange.

CAMR—Clean Air Mercury Rule.

CCX— Chicago Climate Exchange.

CERCLA—Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980.

Clean Air Act—Federal Clean Air Act.

Clean Water Act—Federal Water Pollution Control Act.

CO2—Carbon dioxide.

Company—Old Mirant prior to January 3, 2006, and New Mirant on or after January 3, 2006.

CPUC—California Public Utilities Commission.

Dark Spread—The difference between the price received for electricity generated compared to the market price of the coal required to produce the electricity.

DC Circuit—The United States Court of Appeals for the District of Columbia Circuit.

DWR—California Department of Water Resources.

EBITDA—Earnings before interest, taxes, depreciation and amortization.

EOB—California Electricity Oversight Board.

EPA—United States Environmental Protection Agency.

EPS—Earnings (loss) per share.

ERISA—Employee Retirement Income Security Act of 1974.

Exchange Act—Securities Exchange Act of 1934.

FASB—Financial Accounting Standards Board.

FERC—Federal Energy Regulatory Commission.

GAAP—United States generally accepted accounting principles.

Gross Margin—Operating revenue less cost of fuel, electricity and other products, excluding depreciation and amortization.

Hudson Valley Gas—Hudson Valley Gas Corporation.

IBEW—International Brotherhood of Electrical Workers.

InterContinental Exchange—InterContinental Exchange, Inc.

Intermediate Generating Units—Units that meet system requirements that are greater than baseload and less than peaking.

ISO—Independent System Operator.

ISO-NE—Independent System Operator-New England.

kW—Kilowatt.

LIBOR—London InterBank Offered Rate.

LTSA—Long-term service agreement.

MC Asset Recovery—MC Asset Recovery, LLC.

MDE—Maryland Department of the Environment.

Mirant—Old Mirant prior to January 3, 2006, and New Mirant on or after January 3, 2006.

Mirant Americas—Mirant Americas, Inc.

Mirant Americas Energy Marketing—Mirant Americas Energy Marketing, LP.

Mirant Americas Generation—Mirant Americas Generation, LLC.

Mirant Bowline—Mirant Bowline, LLC.

Mirant California—Mirant California, LLC.

Mirant Canal—Mirant Canal, LLC.

Mirant Chalk Point—Mirant Chalk Point, LLC.

Mirant Delta—Mirant Delta, LLC.

Mirant Energy Trading—Mirant Energy Trading, LLC.

Mirant Kendall—Mirant Kendall, LLC.

Mirant Lovett—Mirant Lovett, LLC, owner of the former Lovett generating facility, which was shut down on April 19, 2008, and has been demolished.

Mirant Marsh Landing—Mirant Marsh Landing, LLC.

Mirant MD Ash Management—Mirant MD Ash Management, LLC.

Mirant Mid-Atlantic—Mirant Mid-Atlantic, LLC and, except where the context indicates otherwise, its subsidiaries.

Mirant New York—Mirant New York, LLC.

Mirant North America—Mirant North America, LLC.

Mirant NY-Gen—Mirant NY-Gen, LLC sold by the Company in the second quarter of 2007.

Mirant Potomac River—Mirant Potomac River, LLC.

Mirant Potrero—Mirant Potrero, LLC.

Mirant Power Purchase—Mirant Power Purchase, LLC.

Mirant Services—Mirant Services, LLC.

Mirant Sual—Mirant Sual Corporation sold by the Company in the second quarter of 2007.

MW—Megawatt.

MWh—Megawatt hour.

NAAQS—National ambient air quality standard.

NEPOOL—New England Power Pool.

NERC—North American Electric Reliability Council.

Net Capacity Factor—Actual production of electricity as a percentage of net dependable capacity to produce electricity.

New Mirant—Mirant Corporation on or after January 3, 2006.

NOL—Net operating loss.

NOV—Notice of violation.

NOx—Nitrogen oxides.

NPCC—Northeastern Power Coordinating Council.

NSR—New source review.

NYISO—New York Independent System Operator.

NYMEX—New York Mercantile Exchange.

NYSE—New York Stock Exchange.

Old Mirant—MC 2005, LLC, known as Mirant Corporation prior to January 3, 2006.

Orange and Rockland—Orange and Rockland Utilities, Inc.

OTC—Over-the-Counter.

Ozone Season—The period between May 1 and September 30 of each year.

Peaking Generating Units—Units used to meet demand requirements during the periods of greatest or peak load on the system.

Pepco—Potomac Electric Power Company.

PG&E—Pacific Gas & Electric Company.

PJM—PJM Interconnection, LLC.

Plan—The plan of reorganization that was approved in conjunction with the Company's emergence from bankruptcy protection on January 3, 2006.

PPA—Power purchase agreement.

PUHCA—Public Utility Holding Company Act of 2005.

Reserve Margin—Excess capacity over peak demand.

RFC—ReliabilityFirst Corporation.

RGGI—Regional Greenhouse Gas Initiative.

RMR—Reliability-must-run.

RTO—Regional Transmission Organization.

SEC—United States Securities and Exchange Commission.

Securities Act—Securities Act of 1933, as amended.

Series A Warrants—Warrants issued on January 3, 2006, with an exercise price of $21.87 and expiration date of January 3, 2011.

Series B Warrants—Warrants issued on January 3, 2006, with an exercise price of $20.54 and expiration date of January 3, 2011.

Shady Hills—Shady Hills Power Company, L.L.C. sold by the Company in the second quarter of 2007.

SO2—Sulfur dioxide.

Spark Spread—The difference between the price received for electricity generated compared to the market price of the natural gas required to produce the electricity.

UWUA—Utility Workers Union of America.

VaR—Value at risk.

VIE—Variable interest entity.

Virginia DEQ—Virginia Department of Environmental Quality.

WECC—Western Electric Coordinating Council.

West Georgia—West Georgia Generating Company, L.L.C. sold by the Company in the second quarter of 2007.

Wrightsville—Wrightsville, Arkansas power generating facility sold by the Company in the third quarter of 2005.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In addition to historical information, the information presented in this Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks and uncertainties and relate to future events, our future financial performance or our projected business results. In some cases, one can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "seek," "plan," "think," "anticipate," "estimate," "predict," "target," "potential" or "continue" or the negative of these terms or other comparable terminology.

Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors, which include:

- legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the industry of generating, transmitting and distributing electricity (the "electricity industry"); changes in state, federal and other regulations affecting the electricity industry (including rate and other regulations); changes in, or changes in the application of, environmental and other laws and regulations to which we and our subsidiaries and affiliates are or could become subject;
- failure of our plants to perform as expected, including outages for unscheduled maintenance or repair;
- environmental regulations that restrict our ability or render it uneconomic to operate our business, including regulations related to the emission of CO2 and other greenhouse gases;
- increased regulation that limits our access to adequate water supplies and landfill options needed to support power generation or that increases the costs of cooling water and handling, transporting and disposing off-site of ash and other byproducts;
- changes in market conditions, including developments in the supply, demand, volume and pricing of electricity and other commodities in the energy markets, including efforts to reduce demand for electricity and to encourage the development of renewable sources of electricity, and the extent and timing of the entry of additional competition in our markets;
- continued poor economic and financial market conditions, including impacts on financial institutions and other current and potential counterparties and negative impacts on liquidity in the power and fuel markets in which we hedge and transact;
- increased credit standards, margin requirements, market volatility or other market conditions that could increase our obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with OTC hedging activities as a result of proposed OTC regulation;
- our inability to access effectively the OTC and exchange-based commodity markets or changes in commodity market conditions and liquidity, including as a result of proposed OTC regulation, which may affect our ability to engage in asset management, proprietary trading and fuel oil management activities as expected, or result in material gains or losses from open positions;
- deterioration in the financial condition of our counterparties and the failure of such parties to pay amounts owed to us or to perform obligations or services due to us beyond collateral posted;
- hazards customary to the power generation industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards or the inability of our insurers to provide agreed upon coverage;
- price mitigation strategies employed by ISOs or RTOs that reduce our revenue and may result in a failure to compensate our generating units adequately for all of their costs;
- changes in the rules used to calculate capacity, energy and ancillary services payments;
- legal and political challenges to the rules used to calculate capacity, energy and ancillary services payments;

- volatility in our gross margin as a result of our accounting for derivative financial instruments used in our asset management, proprietary trading and fuel oil management activities and volatility in our cash flow from operations resulting from working capital requirements, including collateral, to support our asset management, proprietary trading and fuel oil management activities;
- our ability to enter into intermediate and long-term contracts to sell power and to obtain adequate supply and delivery of fuel for our generating facilities, at our required specifications and on terms and prices acceptable to us;
- our failure to utilize new or advancements in power generation technologies;
- the inability of our operating subsidiaries to generate sufficient cash flow to support our operations;
- the potential limitation or loss of our income tax NOLs notwithstanding a continuation of the stockholder rights plan;
- our ability to borrow additional funds and access capital markets;
- strikes, union activity or labor unrest;
- our ability to obtain or develop capable leaders and our ability to retain or replace the services of key employees;
- weather and other natural phenomena, including hurricanes and earthquakes;
- the cost and availability of emissions allowances;
- curtailment of operations and reduced prices for electricity resulting from transmission constraints;
- our ability to execute our business plan in California, including entering into new tolling arrangements for our existing generating facilities;
- our ability to execute our development plan in respect of our Marsh Landing generating facility, including (i) obtaining the permits necessary for construction and operation of the generating facility, (ii) securing the necessary project financing for construction of the generating facility, and (iii) completing the construction of the generating facility by May 2013;
- our relative lack of geographic diversification in revenue sources resulting in concentrated exposure to the Mid-Atlantic market;
- the ability of lenders under Mirant North America's revolving credit facility to perform their obligations;
- war, terrorist activities, cyberterrorism and inadequate cybersecurity, or the occurrence of a catastrophic loss;
- our failure to provide a safe working environment for our employees and visitors thereby increasing our exposure to additional liability, loss of productive time, other costs and a damaged reputation;
- our consolidated indebtedness and the possibility that we or our subsidiaries may incur additional indebtedness in the future;
- restrictions on the ability of our subsidiaries to pay dividends, make distributions or otherwise transfer funds to us, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect our ability to access the cash flows of those subsidiaries to make debt service and other payments;
- our failure to comply with or monitor provisions of our loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage our reputation and relationships with financial institutions; and
- the disposition of the pending litigation described in this Form 10-K.

Many of these risks, uncertainties and assumptions are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by cautionary statements contained throughout this report. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made.

Factors that Could Affect Future Performance

We undertake no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

In addition to the discussion of certain risks in Management's Discussion and Analysis of Results of Operations and Financial Condition and the accompanying Notes to Mirant's consolidated financial statements, other factors that could affect our future performance (business, results of operations or financial condition and cash flows) are set forth in Item 1A. "Risk Factors".

Certain Terms

As used in this report, unless the context requires otherwise, "we," "us," "our," the "Company" and "Mirant" refer to Old Mirant and its subsidiaries prior to January 3, 2006 and to New Mirant and its subsidiaries on or after January 3, 2006.

PART I

Item 1. *Business*

Overview

We are a competitive energy company that produces and sells electricity in the United States. We own or lease 10,076 MW of net electric generating capacity in the Mid-Atlantic and Northeast regions and in California. We also operate an integrated asset management and energy marketing organization based in Atlanta, Georgia. Our customers are principally ISOs, RTOs and investor-owned utilities. Our generating portfolio is diversified across fuel types, power markets and dispatch types and serves customers located near major metropolitan load centers. Our total net generating capacity is approximately 30% baseload, 58% intermediate and 12% peaking.

We are focused on the operational performance of our generating facilities, generation of cash from operations and prudent growth of our business as reflected in the following:

- Including amounts already invested to date, we will invest $1.674 billion on emissions reduction controls to comply with the Maryland Healthy Air Act. We completed the installation of flue gas desulphurization emissions controls ("scrubbers") at our Chalk Point, Dickerson and Morgantown coal-fired units in the fourth quarter of 2009. We previously installed selective catalytic reduction systems at the Morgantown coal-fired units and one of the Chalk Point coal-fired units and a selective auto catalytic reduction system at the other Chalk Point coal-fired unit. In addition, we installed selective non-catalytic reduction systems at the three Dickerson coal-fired units. These controls are capable of reducing emissions of SO2, NOx and mercury by approximately 98%, 90% and 80%, respectively, for three of our largest coal-fired units.
- Our investments in our generating facilities also reflect our targeted maintenance program to ensure consistent long-term availability of our generating facilities.
- In 2009, Mirant Marsh Landing entered into a ten-year PPA with PG&E for 760 MW of natural gas-fired peaking generation to be constructed adjacent to our Contra Costa generating facility near Antioch, California. Construction of the Marsh Landing generating facility is scheduled to begin in late 2010 and is expected to be completed by May 2013. The Mirant Marsh Landing PPA is subject to approval by the CPUC.
- In 2009, power and natural gas prices declined to average levels lower than 2008. Our hedging program, which reduces the impact of volatile commodity prices and enables us to achieve more predictable results, reduced our exposure to these relatively low prices and contributed $629 million to our realized gross margin for 2009. In 2009, we generated $808 million of net cash provided by operating activities of our continuing operations. We continue to add hedges opportunistically, including to maintain a projected level of cash flows from operations for future periods that supports continued compliance with the covenants in our debt and lease agreements.
- As we generate excess cash from our operations, we will invest it in our business, but only when we can achieve an appropriate return for our investors by doing so. We have sufficient room at our existing sites to add an additional 4,000 MW to 5,000 MW of generating capacity in the Mid-Atlantic, an additional 1,000 MW to 1,500 MW of generating capacity in the Northeast and an additional 2,500 MW to 3,500 MW of generating capacity in California. We continue to consider these and other investment opportunities.
- We will return excess cash to our stockholders when we cannot prudently invest it in our business. Between November 2007 and December 2008, we returned approximately $4.056 billion of cash to our stockholders through purchases of 122 million shares of our common stock.

Mirant Corporation was incorporated in Delaware on September 23, 2005. Pursuant to the Plan for Mirant and certain of its subsidiaries, on January 3, 2006, New Mirant emerged from bankruptcy and acquired substantially all of the assets of Old Mirant, a corporation that was formed in Delaware on April 3, 1993, and that had been named Mirant Corporation prior to January 3, 2006. The Plan provides that New Mirant has no successor liability for any unassumed obligations of Old Mirant. Old Mirant was then renamed and transferred to a trust, which is not affiliated with New Mirant.

The annual, quarterly and current reports, and any amendments to those reports, that we file with or furnish to the SEC are available free of charge on our website at www.mirant.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. General information about us, including our Corporate Governance Guidelines, the charters for our Audit, Compensation, and Nominating and Governance Committees, and our Code of Ethics and Business Conduct, can also be found at www.mirant.com. Information contained on our website is not incorporated into this Form 10-K.

Business Segments

We have four operating segments: Mid-Atlantic, Northeast, California and Other Operations. The map below shows the location of our generating facilities, sized by capacity.


Northeast
2,535 MW
Bowline
Kendall
Canal
Martha's Vineyard
California
2,347 MW
Pittsburg
Potrero
Contra
Costa
Dickerson
Chalk Point
Potomac River
Morgantown
Mid-Atlantic
5,194 MW

The Mid-Atlantic segment consists of four generating facilities located in Maryland and Virginia, near Washington, D.C.

The Northeast segment consists of three generating facilities located in Massachusetts and one generating facility located in New York, near New York City. For the years ended December 31, 2008 and 2007, the Northeast segment also included the Lovett generating facility, which was shut down on April 19, 2008.

The California segment consists of three generating facilities located in or near the City of San Francisco and development efforts, including Mirant Marsh Landing.

Other Operations includes proprietary trading and fuel oil management activities, unallocated corporate overhead, interest on debt at Mirant Americas Generation and Mirant North America and interest income on our invested cash balances. For the year ended December 31, 2007, Other Operations also included gains and losses related to a long-term PPA with Pepco (the "Back-to-Back Agreement"), which was terminated pursuant to a settlement agreement that became effective in the third quarter of 2007. See Note 15 to our consolidated financial statements contained elsewhere in this report for further discussion of the Back-to-Back Agreement.

The table below presents our Net Capacity Factor for the year ended December 31, 2009:

Region	Net Capacity Factor
Mid-Atlantic	30%
Northeast	10%
California	5%

The table below summarizes selected financial information of our continuing operations by business segment for the year ended December 31, 2009 (dollars in millions):

Business Segment	Revenues	%	Gross Margin	%	Operating Income	%
Mid-Atlantic	$1,778	77%	$1,251	78%	$348	54%
Northeast	318	14%	175	11%	35	6%
California	154	6%	122	8%	8	1%
Other Operations	62	3%	54	3%	66	10%
Eliminations	(3)	—%	(3)	—%	184	29%
Total	$2,309	100%	$1,599	100%	$641	100%

Eliminations for revenues and gross margin are primarily related to intercompany sales of emissions allowances. Eliminations for operating income also include a $183 million impairment loss related to goodwill recorded at our Mirant Mid-Atlantic registrant on its standalone balance sheet. The goodwill does not exist at Mirant Corporation's consolidated balance sheet. As such, the goodwill impairment loss and related goodwill balance are eliminated upon consolidation at Mirant North America. For selected financial information about our business segments, see Note 12 to our consolidated financial statements contained elsewhere in this report. See Item 2. "Properties" for a complete list of our generating facilities.

Asset Management

Our commercial operations consist primarily of procuring fuel, dispatching electricity, hedging the production and sale of electricity by our generating facilities, managing fuel and providing logistical support for the operation of our facilities (for example, by procuring transportation for coal). We typically sell the electricity we produce into the wholesale market at prices in effect at the time we produce it (the "spot price"). Spot prices for electricity are volatile, as are prices for fuel and emissions allowances, and in order to reduce the risk of that volatility and achieve more predictable financial results, it is our strategy to enter into hedges—forward sales of electricity and forward purchases of fuel and emissions allowances to permit us to produce and sell the electricity—for various time periods. In addition, given the high correlation between natural gas prices and electricity prices in the markets in which we operate, we enter into forward sales of natural gas to hedge our exposure to changes in the price of electricity. We procure our hedges in OTC transactions or on exchanges where electricity, fuel and emissions allowances are broadly traded, or through specific transactions with buyers and sellers, using futures, forwards, swaps and options. We also sell capacity and ancillary services where there are markets for such products and when it is economic to do so.

We use dispatch models to assist us in making daily bidding decisions regarding the quantity and price of the power that we offer to generate from our facilities and sell into the markets. We bid the energy from our generating facilities into the day-ahead energy market and sell ancillary services through the ISO and RTO markets. We sell capacity either bilaterally or through auction processes in each ISO and RTO in which we participate. We work with the ISOs and RTOs in real time to ensure that our generating facilities are dispatched economically to meet the reliability needs of the market.

At February 9, 2010, our aggregate hedge levels based on expected generation for each period were as follows:

	Aggregate Hedge Levels Based on Expected Generation				
	2010	**2011**	**2012**	**2013**	**2014**
Power	92%	58%	57%	34%	29%
Fuel	72%	65%	34%	9%	—%

Legislation has been proposed in Congress to increase the regulation of transactions involving OTC derivatives. The proposed legislation provides that standardized swap transactions between dealers and large market participants would have to be cleared and must be traded on an exchange or electronic platform. Although the proposed legislation provides exclusions from the clearing and certain other requirements for market participants, such as Mirant, which utilize OTC derivatives to hedge commercial risks, such exclusions are the focus of debate and may not ultimately be part of any final legislation. Greater regulation of OTC derivatives could materially affect our ability to hedge economically our generation by reducing liquidity in the energy and commodity markets and, if we are required to clear such transactions on exchanges, by significantly increasing the collateral costs associated with such activities.

Power

We hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation and certain of our Northeast gas and oil-fired generation through OTC transactions. However, we generally do not hedge our intermediate and peaking units for tenors greater than 12 months. A significant portion of our hedges are financial swap transactions between Mirant Mid-Atlantic and financial counterparties that are senior unsecured obligations of such parties and do not require either party to post cash collateral either for initial margin or for securing exposure as a result of changes in power or natural gas prices. We also enter into forward sales of natural gas to hedge our exposure to changes in the price of electricity.

Although OTC transactions make up a substantial portion of our economic hedge portfolio, at times we sell non-standard, structured products to customers.

All of our California generating facilities operate either under contracts for their capacity or RMR contracts.

Fuel

We enter into contracts of varying terms to secure appropriate quantities of fuel that meet the varying specifications of our generating facilities. For our coal-fired generating facilities, we purchase most of our coal from a small number of strategic suppliers under contracts with terms of varying lengths, some of which extend to 2013. For our oil-fired units, we typically purchase fuel from a small number of suppliers under contracts with terms of varying lengths.

Our coal supply comes primarily from the Central Appalachian and Northern Appalachian coal regions. Most of our coal is delivered by rail, except for a portion of our coal deliveries at our Morgantown station which is received by barge at our unloading facility that became operational in the third quarter of 2008 and enables us to receive coal from international locations. In addition, we are constructing a coal blending facility at our Morgantown station that will allow for greater flexibility of our coal supply. We monitor coal supply and delivery logistics carefully and, despite occasional interruptions of scheduled deliveries, to date we have managed to avoid any significant detrimental effects on our operations. Because of the risk of disruptions in our coal supply, we typically maintain a target level of coal inventory at our coal-fired facilities. Interruptions of scheduled deliveries can result from a variety of disruptions, including coal supplier operational issues, rail system disruptions or severe weather.

Emissions

Our commercial operations manage the acquisition and use of emissions allowances for our generating facilities. Primarily as a result of the pollution control equipment we installed to comply with the requirements of the Maryland Healthy Air Act, we have significant excess SO2 and NOx emissions allowances. We will continue to maintain some SO2 and NOx emissions allowances in excess of what we need to support our expected generation in case our actual generation exceeds our current forecasts for future periods and for possible future additions of generating capacity. During the fourth quarter of 2007, we began a program to sell excess SO2 and NOx emissions allowances under certain market conditions. At December 31, 2009, the estimated fair value of our excess SO2 and NOx emissions allowances was approximately $29 million.

In September 2008, we joined the CCX, which is a voluntary greenhouse gas registry, reduction and trading system. As part of the agreement for membership in CCX, we have committed to meet annual emissions reduction targets and, by the end of 2010, to reduce our greenhouse gas emissions by 6% below the average of our 1998 to 2001 levels. We expect to satisfy our reduction targets primarily through previously implemented generating unit retirements and capacity factor reductions.

Our generating facilities in Maryland, Massachusetts and New York are subject to the RGGI, a multi-state cap-and-trade program to reduce CO2 emissions from units of 25 MW or greater that became effective on January 1, 2009. To comply, we are required to purchase allowances, either through periodic auctions or open market transactions, to offset our CO2 emissions. In 2009, we recognized approximately $45 million in cost of fuel, electricity and other products as a result of our compliance with the RGGI.

Mid-Atlantic Region

We own or lease four generating facilities in the Mid-Atlantic region with total net generating capacity of 5,194 MW. Our Mid-Atlantic region had a combined 2009 Net Capacity Factor of 30%. The decrease in net generating capacity from our previous total of 5,230 MW is primarily related to an increase in station service power necessary to operate the scrubbers that were installed in the fourth quarter of 2009.

The following table presents the details of our Mid-Atlantic generating facilities:

Facility	Total Net Generating Capacity (MW)	Primary Fuel Type	Dispatch Type	Location	NERC Region
Chalk Point	2,401	Natural Gas/Coal/Oil	Intermediate/ Baseload/Peaking	Maryland	RFC
Dickerson	844	Natural Gas/Coal/Oil	Baseload/Peaking	Maryland	RFC
Morgantown	1,467	Coal/Oil	Baseload/Peaking	Maryland	RFC
Potomac River	482	Coal	Baseload/ Intermediate	Virginia	RFC
Total Mid-Atlantic	5,194				

Chalk Point is our largest generating facility. It consists of two coal-fired baseload units, two dual-fueled (oil and gas) intermediate units and two oil-fired and five dual-fueled (oil and gas) peaking units. Our next largest generating facility is Morgantown. It consists of two coal-fired baseload units and six oil-fired peaking units. The Dickerson generating facility has three coal-fired baseload units, and one oil-fired and two dual-fueled (oil and gas) peaking units. The Potomac River generating facility has three coal-fired baseload units and two coal-fired intermediate units. The capacity, energy and ancillary services from our Mid-Atlantic generating facilities are sold into the bilateral markets and into the markets administered by PJM. For a discussion of PJM, see "*Regulatory Environment*" below.

We produce byproducts from our coal-fired generating units, including ash and gypsum. We actively manage the current and planned disposition of each of these byproducts. All of our ash management facilities are dry landfills. Our disposal plan for ash includes having adequate capacity at our existing ash management facilities in Maryland, purchasing and permitting additional disposal sites, using third parties to handle and dispose of the ash and constructing an ash beneficiation facility to make the ash more suitable for sale to third parties for the production of concrete. Our disposal plan for gypsum includes selling it to third parties for use in the production of drywall.

Northeast Region

We own four generating facilities in the Northeast region with total net generating capacity of 2,535 MW. Our Northeast region had a combined 2009 Net Capacity Factor of 10%. The Northeast region is comprised of our generating facilities located in Massachusetts and New York.

The following table presents the details of our generating facilities in the Northeast Region:

Facility	Total Net Generating Capacity (MW)	Primary Fuel Type	Dispatch Type	Location	NERC Region
Bowline	1,139	Natural Gas/Oil	Intermediate/ Peaking	New York	NPCC
Canal	1,126	Natural Gas/Oil	Intermediate	Massachusetts	NPCC
Kendall	256	Natural Gas/Oil	Baseload/ Peaking	Massachusetts	NPCC
Martha's Vineyard	14	Diesel	Peaking	Massachusetts	NPCC
Total Northeast Region	2,535				

The Bowline generating facility is a dual-fueled (natural gas and oil) facility comprised of two intermediate/ peaking units. The capacity, energy and ancillary services from our Bowline generating facility are sold into the bilateral markets and into the markets administered by the NYISO. For a discussion of the NYISO, see "*Regulatory Environment*" below.

During the second quarter of 2009, the NYISO issued its annual peak load and energy forecast in its Load and Capacity Data report (the "Gold Book"). The Gold Book reports projected electricity supply and demand for the New York control area for the next ten years. The Gold Book reflected a significant decrease in future electricity demand as a result of current economic conditions and the expected future effects of demand-side management programs in New York. The reduction in future demand as a result of demand-side management programs is being driven primarily by an energy efficiency program being instituted within the State of New York that will seek to achieve a 15% reduction from 2007 energy volumes by 2015. The decrease in the projected future demand resulted in a significant decrease in our forecast of the capacity revenue our 1,139 MW Bowline generating facility will earn in future periods.

In addition to the change in forecasted capacity revenue, Mirant Bowline also received its property tax assessment during the second quarter of 2009. The assessment significantly exceeds the estimated fair value of the generating facility. We have initiated legal proceedings to challenge the assessment.

In the second quarter of 2009, we evaluated the Bowline generating facility for impairment based on our five-year forecast at the time of the impairment review, which indicated that Mirant Bowline was projected to operate at a net loss for the next several years because of the excessive level of taxation combined with the forecasted decrease in capacity revenues. The sum of the probability weighted undiscounted cash flows for the Bowline generating facility exceeded the carrying value. As a result, we did not record an impairment loss for the Bowline generating facility for the year ended December 31, 2009. See Note 3 to our consolidated financial statements contained elsewhere in this report for further information related to our impairment analysis of the Bowline generating facility.

The Canal generating facility consists of one oil-fired intermediate unit and one dual-fueled (oil and gas) intermediate unit. The Kendall generating facility consists of one combined cycle dual-fueled (oil and gas) baseload unit, two 1,300 pound steam boilers and one simple cycle oil peaking unit. The Martha's Vineyard generating facility consists of five diesel peaking units. The capacity, energy and ancillary services from our Massachusetts generating units are sold into the NEPOOL bilateral markets and into the markets administered by the ISO-NE. For a discussion of the NEPOOL and the ISO-NE, see "*Regulatory Environment*" below. The Kendall generating facility, which is a co-generation facility, also has long-term agreements under which it sells steam.

The Canal generating facility is located in the lower Southeastern Massachusetts ("SEMA") load zone in the ISO-NE control area. ISO-NE previously has determined that, at times, it is necessary for the Canal generating facility to operate to meet local reliability criteria for SEMA when it is not economic for the Canal generating facility to operate based upon prevailing market prices. When the Canal generating facility operates to meet local reliability criteria, we are compensated at the price we bid into the ISO-NE, pursuant to ISO-NE market rules, rather than at the lower market price.

During 2009, NSTAR Electric Company completed planned upgrades to the SEMA transmission system. These upgrades have reduced the need for the Canal generating facility to operate and caused a reduction in energy gross margin compared to historical levels. The final phase of these transmission upgrades was completed in the third quarter of 2009 and as a result, the capacity factor for the Canal generating facility dropped as compared to 2008. With the completion of the transmission upgrades and because of the Canal generating facility's high fuel costs relative to other generation in the northeast market, we expect that the future revenues of the Canal generating facility will be principally capacity revenue from the ISO-NE forward capacity market.

Pursuant to a consent decree, we discontinued operation of units 4 and 5 at our Lovett generating facility in May 2007 and April 2008, respectively. In addition, we discontinued operation of unit 3 at the Lovett generating facility in May 2007 because it was uneconomic to operate the unit. We completed the demolition of the Lovett generating facility in 2009.

California

We own three generating facilities in California with total net generating capacity of 2,347 MW. Our California generating facilities had a combined 2009 Net Capacity Factor of 5%. The following table presents the details of our California generating facilities:

Facility	Total Net Generating Capacity (MW)	Primary Fuel Type	Dispatch Type	Location	NERC Region
Contra Costa	674	Natural Gas	Intermediate	California	WECC
Pittsburg	1,311	Natural Gas	Intermediate	California	WECC
Potrero	362	Natural Gas/Diesel	Intermediate/ Peaking	California	WECC
Total California	2,347				

The Contra Costa and Pittsburg generating facilities are located in Contra Costa County and the Potrero generating facility is located in the City of San Francisco. The Contra Costa generating facility consists of two gas-fired intermediate units and the Pittsburg generating facility consists of three gas-fired intermediate units. The Potrero generating facility consists of one gas-fired intermediate unit and three diesel peaking units. The capacity, energy and ancillary services from our California generating facilities are sold into the bilateral markets and into the markets administered by the CAISO. For a discussion of the CAISO, see "*Regulatory Environment*" below.

On July 28, 2006, we signed two tolling agreements with PG&E to provide electricity from all our natural gas-fired units in service at Contra Costa and Pittsburg. The agreements are for 100% of the capacity from these units. One tolling agreement was for 2007 and the other tolling agreement was multi-year commencing January 1, 2008. The multi-year tolling agreement has varying tenors for each unit covering from two to four years, and includes capacity of 1,985 MW for 2009, 1,303 MW for 2010 and 674 MW for 2011. In 2009, PG&E exercised an option in the multi-year tolling agreement to increase the amount of capacity under contract for 2010 from 1,303 MW to 1,985 MW. We receive monthly capacity payments with bonuses and/or penalties based on guaranteed heat rate and availability tolerances.

On September 2, 2009, Mirant Delta entered into a new agreement with PG&E for the 674 MW at Contra Costa units 6 and 7 for the period from November 2011 through April 2013. At the end of the agreement, and subject to any necessary regulatory approval, Mirant Delta has agreed to retire Contra Costa units 6 and 7, which began operations in 1964, in furtherance of state and federal policies to retire aging power plants that utilize once-through cooling technology. The new Mirant Delta agreement is subject to approval by the CPUC.

In the third quarter of 2009, Mirant Potrero executed a settlement agreement with the City of San Francisco in which it agreed to shut down the Potrero generating facility when it is no longer needed for reliability, as determined by the CAISO. That settlement agreement became effective in November 2009, following its approval by the City's Board of Supervisors and Mayor. Mirant Potrero agreed in the settlement agreement to submit to the CAISO a notice of intent to shut down the facility as of December 31, 2010. The shutdown of the facility is affected by the expected timing of certain projects to ensure reliability of electricity supply for the City of San Francisco. One such project is the TransBay Cable, an underwater electric transmission cable in the San Francisco Bay that is expected to decrease the need for generating resources in the City of San Francisco, and that we expect to become operational by mid-2010 and thereby reduce the need for our Potrero unit 3 for reliability. By a letter dated January 12, 2010, the CAISO advised the City of San Francisco that the expected replacement in 2010 of two underground transmission cables, if completed successfully, would allow the CAISO not to require the continued operation of the remaining units of the Potrero generating facility, units 4, 5 and 6, for reliability purposes after 2010. The CAISO will not determine which units of the Potrero generating facility are required to operate in 2011 for reliability purposes until the fall of 2010, but Mirant Potrero expects that none of the units of the Potrero generating facility will be required to operate for reliability purposes after 2010 and that all of the units will close by the end of 2010. See Note 3 to our consolidated financial statements contained elsewhere in this report for further information related to our impairment analysis of the Potrero generating facility.

On September 2, 2009, Mirant Marsh Landing entered into a ten-year PPA with PG&E for 760 MW of natural gas-fired peaking generation to be constructed adjacent to our Contra Costa generating facility near Antioch, California. Construction of the Marsh Landing generating facility is scheduled to begin in late 2010 and is expected to be completed by May 2013. The Mirant Marsh Landing PPA is subject to approval by the CPUC, which we expect to receive during the third quarter of 2010.

Our existing generating facilities in California depend almost entirely on payments they receive to operate in support of system reliability. The energy, capacity and ancillary services markets, as currently constituted will not support the capital expenditures necessary to repower or reconstruct our facilities to make them commercially viable in a merchant market. In order to obtain the necessary capital support for repowering or reconstructing our facilities, we will need to obtain a contract with a creditworthy buyer. Absent that, our existing generating facilities in California will be commercially viable only as long as they are necessary for reliability.

Other Operations

In addition to selling the capacity and electricity we produce and buying the fuel and emissions allowances we need to produce electricity ("asset management"), we buy and sell some electricity, fuel and emissions allowances, sometimes through financial derivatives, as part of our proprietary trading and fuel oil management activities.

We engage in proprietary trading to gain information about the markets in which we operate to support our asset management and to take advantage of selected opportunities that we identify. We enter into fuel oil management activities to hedge economically the fair value of our physical fuel oil inventories and to optimize the approximately three million barrels of storage capacity that we own or lease.

Proprietary trading and fuel oil management activities together typically comprise less than 10% of our realized gross margin. All of our commercial activities are governed by a comprehensive risk management policy, which includes limits on the size of volumetric positions and VaR for our proprietary trading and fuel oil management activities. For 2009, our combined average daily VaR for these activities was approximately $2 million.

Competitive Environment

The power generating industry is capital intensive and highly competitive. Our competitors include regulated utilities, merchant energy companies, financial institutions and other companies. For a discussion of competitive factors see Item 1A. "Risk Factors." Coal-fired generation, natural gas-fired generation and nuclear generation currently account for approximately 45%, 24% and 20%, respectively, of the electricity produced in the United States. Hydroelectric and other energy sources account for the remaining 11% of electricity produced.

Wholesale power generation is highly fragmented relative to other commodity industries. There is a wide variation in terms of the capabilities, resources, nature and identity of the companies we compete with depending on the market. Our competitive advantages include the following:

- *Reliability of our future cash flows.* We hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation and certain of our Mid-Atlantic and Northeast gas and oil-fired generation through OTC transactions. We hedge our output at varying levels several years in advance because the price of electricity is volatile. In addition, we enter into contracts to hedge our future needs of coal, which is our primary fuel.
- *Location advantages.* Most of our generating facilities are located in or near metropolitan areas, including Boston, New York City, San Francisco and Washington D.C. The supply-demand balance in these markets is becoming constrained and increasingly dependent on power imported from other regions to sustain reliability. Although transmission projects are planned in these markets to bring capacity from neighboring regions, the timing of these projects is subject to delays and uncertainty.
- *Room to expand at our existing sites.* We have sufficient room at our existing sites to add an additional 4,000 MW to 5,000 MW of generating capacity in the Mid-Atlantic, an additional 1,000 MW to 1,500 MW of generating capacity in the Northeast and an additional 2,500 MW to 3,500 MW of generating capacity in California. We continue to consider these and other investment opportunities.

The economic downturn and programs to reduce the demand for electricity have resulted in a decrease in the rate at which the long-term demand for electricity is forecasted to grow.

Given the substantial time necessary to permit and construct new power plants, the process to add generating capacity must begin years in advance of anticipated growth in demand. A number of ISOs and RTOs, including those in markets in which we operate, have implemented capacity markets as a way to encourage construction of additional generation, but it is not clear whether and when independent power producers will be sufficiently incented to build this required new generation. The costs to construct new generating facilities have been rising, and there is substantial environmental opposition to building either coal-fired or nuclear plants.

In some markets, regulators have provided long-term contracts for new generation that are not otherwise available to existing units. As a result of initiatives and incentives at both the federal and state level, significant new construction of renewable resources, including solar and wind, has occurred or is planned.

There are several proposed upgrades to the transmission systems in the markets in which we operate that could mitigate the need for existing marginal generating capacity and for additional generating capacity. To the extent that these upgrades are completed, prices for electricity and capacity could be lower than they might otherwise be.

The prices for power, coal and natural gas declined significantly during 2009 to average levels lower than during 2008. The energy gross margin from our baseload coal units was negatively affected by these price declines. The decrease in the price of natural gas contributed to a decrease in power prices, because natural gas-fired generation often sets prices in the markets in which we operate, and at times made it uneconomic for certain of our baseload coal-fired units to generate. However, we are generally economically neutral for that portion of the generation volumes that we have hedged because our realized gross margin will reflect the contractual prices of our power and fuel contracts. We continue to add hedges opportunistically, including to maintain a projected level of cash flows from operations for future periods that supports continued compliance with the covenants in our debt and lease agreements.

Climate change concerns have led to significant legislative and regulatory efforts at the state and federal level. The costs of compliance with such efforts could affect our ability to compete in the markets in which we operate, especially with our coal-fired generating facilities. See "*Environmental Regulation*" later in the section for further discussion.

Regulatory Environment

The electricity industry is regulated extensively at the federal, state and local levels. At the federal level, the FERC has exclusive jurisdiction under the Federal Power Act over sales of electricity at wholesale and the transmission of electricity in interstate commerce. Each of our subsidiaries that owns a generating facility selling at wholesale or that markets electricity at wholesale is a "public utility" subject to the FERC's jurisdiction under the Federal Power Act. These subsidiaries must comply with certain FERC reporting requirements and FERC-approved market rules and they are subject to FERC oversight of mergers and acquisitions, the disposition of facilities under the FERC's jurisdiction and the issuance of securities.

The FERC has authorized our subsidiaries that are public utilities under the Federal Power Act to sell wholesale energy, capacity and certain ancillary services at market-based rates. The majority of the output of the generating facilities owned by our subsidiaries is sold pursuant to this market-based rate authorization, although certain of our facilities sell their output under cost-based RMR agreements for which separate rate authorization was granted by the FERC, as explained below. The FERC could revoke or limit our market-based rate authority if it determined that we possess insufficiently mitigated market power in a regional electricity market. Under the Natural Gas Act, our subsidiary that sells natural gas for resale is deemed by the FERC to have blanket certificate authority to undertake these sales at market-based rates.

The FERC requires that our public utility subsidiaries with market-based rate authority and our subsidiary with blanket certificate authority adhere to general rules against market manipulation as well as certain market behavior rules and codes of conduct. If any of our subsidiaries were found to have engaged in market manipulation, the FERC has the authority to impose a civil penalty of up to $1 million per day per violation. In addition to the civil penalties, if any of our subsidiaries were to engage in market manipulation or violate the market behavior rules or codes of conduct, the FERC could require a disgorgement of profits or revoke the subsidiary's market-based rate authority or blanket certificate authority. If the FERC were to revoke market-based rate authority, our affected public utility subsidiary would have to file a cost-based rate schedule for all or some of its sales of electricity at wholesale.

In 2006, the FERC certified the NERC as the National Energy Reliability Organization. The NERC is now responsible for the development and enforcement of mandatory reliability standards for the electric power system. Each of our entities selling electricity at wholesale is responsible for complying with the reliability standards in the region in which it operates. The NERC has the ability to assess financial penalties for non-compliance with the reliability standards. In addition to complying with the NERC standards, each of our entities selling electricity at wholesale must comply with the reliability standards of the regional reliability council for the NERC region in which its sales occur.

Our facilities operate in markets administered by ISOs and RTOs. In areas where ISOs or RTOs control the regional transmission systems, market participants have access to broader geographic markets than in regions without ISOs and RTOs. ISOs and RTOs operate day-ahead and real-time energy and ancillary services markets, typically governed by FERC-approved tariffs and market rules. Some ISOs and RTOs also operate capacity markets. Changes to the applicable tariffs and market rules may be requested by the ISO or RTO, or by other interested persons, including market participants and state regulatory agencies, and such proposed changes, if approved by the FERC, could have a significant effect on our operations and financial results. Although participation in ISOs and RTOs by public utilities that own transmission has been, and is expected to continue to be, voluntary, the majority of such public utilities in Massachusetts, New York, Maryland, Virginia and California have joined the applicable ISO and RTO.

Our subsidiaries owning generating facilities have made such filings, and received such orders, as are necessary to obtain exempt wholesale generator status under the PUHCA and the FERC's regulations thereunder. Provided all of our subsidiaries owning generating facilities continue to be exempt wholesale generators, or are qualifying facilities under the Public Utility Regulatory Policies Act of 1978, we and our intermediate holding companies owning direct or indirect interests in those subsidiaries will remain exempt from the accounting, record retention or reporting requirements that PUHCA imposes on "holding companies."

State and local regulatory authorities historically have overseen the distribution and sale of electricity at retail to the ultimate end user, as well as the siting, permitting and construction of generating and transmission facilities. Our existing generating facilities are subject to a variety of state and local regulations, including regulations regarding the environment, health and safety and maintenance and expansion of the facilities.

We hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation and certain of our Mid-Atlantic and Northeast gas and oil-fired generation through OTC transactions. A significant portion of such hedges are financial swap transactions between Mirant Mid-Atlantic and financial counterparties that are senior unsecured obligations of such parties and do not require either party to post cash collateral either for initial margin or for securing exposure as a result of changes in power or natural gas prices. Legislation has been proposed in Congress to increase the regulation of transactions involving OTC derivatives. The proposed legislation provides that standardized swap transactions between dealers and large market participants would have to be cleared and must be traded on an exchange or electronic platform. Although the proposed legislation provides exclusions from the clearing and certain other requirements for market participants, such as Mirant, which utilize OTC derivatives to hedge commercial risks, such exclusions are the focus of debate and may not ultimately be part of any final legislation. Greater regulation of OTC derivatives could materially affect our ability to hedge economically our generation by reducing liquidity in the energy and commodity markets and, if we are required to clear such transactions on exchanges, by significantly increasing the collateral costs associated with such activities.

In addition to the proposed legislation, the Commodity Futures Trading Commission ("CFTC") has proposed designation of certain electricity contracts as significant price discovery contracts ("SPDCs"), including contracts that we trade on the Intercontinental Exchange based on CAISO and PJM West Hub locational marginal pricing. SPDC designation would subject these contracts to new more stringent requirements and could set a precedent for other contracts.

In January 2010, the CFTC issued a notice of proposed rulemaking in which it proposed to adopt all-months-combined, single (non-spot) month and spot-month position limits for exchange-listed natural gas, crude oil, heating oil and gasoline futures and options contracts. We continue to monitor the rulemaking proceeding, but do not think that the limits as proposed would have a material effect on our business.

Mid-Atlantic Region. Our Mid-Atlantic generating facilities sell electricity into the markets operated by PJM. We have access to the PJM transmission system pursuant to PJM's Open Access Transmission Tariff. PJM operates the PJM Interchange Energy Market, which is the region's spot market for wholesale electricity, provides ancillary services for its transmission customers, performs transmission planning for the region and economically dispatches generating facilities. PJM administers day-ahead and real-time single clearing price markets and calculates electricity prices based on a locational marginal pricing model. A locational marginal pricing model determines a price for energy at each node in a particular zone taking into account the limitations and losses on transmission of electricity into the zone, resulting in a higher zonal price when less expensive energy cannot be imported from another zone. Generation owners in PJM are subject to mitigation, which limits the prices that they may receive under certain specified conditions.

Load-serving entities within PJM are required to have adequate sources of generating capacity. Our generating facilities located in the Mid-Atlantic region that sell electricity into the PJM market participate in the reliability pricing model (the "RPM") forward capacity market. The PJM RPM capacity auctions are designed to provide forward prices for capacity that are intended to ensure that adequate resources are in place to meet the region's demand requirements. PJM has conducted six PJM RPM capacity auctions and we began receiving payments in June 2007 as a result of the first auction. Certain market participants have challenged the results of the RPM auctions that set capacity payments under the RPM provisions of PJM's tariff for the twelve month periods beginning June 1, 2008, June 1, 2009 and June 1, 2010. Although the FERC has rejected those challenges, the orders entered by the FERC have been appealed. See *Complaint Challenging Capacity Rates Under the RPM Provisions of PJM's Tariff,* in Note 14 to our consolidated financial statements contained elsewhere in this report for a discussion of the challenges.

The results of the PJM RPM capacity auctions for the delivery area where our generating facilities are located were as follows:

Auction Date	Capacity Period	Price per MW-day
April 2007	June 1, 2007 to May 31, 2008	$188.54
July 2007	June 1, 2008 to May 31, 2009	$210.11
October 2007	June 1, 2009 to May 31, 2010	$237.33
January 2008	June 1, 2010 to May 31, 2011	$174.29
May 2008	June 1, 2011 to May 31, 2012	$110.00
May 2009	June 1, 2012 to May 31, 2013	$133.37

Since 2008, annual auctions have been conducted to procure capacity three years prior to each delivery period. The first annual auction took place in May 2008, for the provision of capacity from June 1, 2011 to May 31, 2012. PJM continues to revise elements of the RPM provisions of its tariff, both pursuant to those provisions and on its own volition or at the request of its stakeholders. These revisions must be filed with and approved by the FERC, and we, either individually or as part of a group, are actively involved at the FERC to protect our interests.

Northeast Region. Our Bowline generating facility participates in a market administered by the NYISO. The NYISO provides statewide transmission service under a single tariff and interfaces with neighboring market control areas. To account for transmission congestion and losses, the NYISO calculates energy prices using a locational marginal pricing model. The NYISO also administers a spot market for energy, as well as markets for installed capacity and services that are ancillary to transmission service. The NYISO's locational capacity market utilizes a demand curve mechanism to determine monthly capacity prices to be paid to suppliers for three capacity zones: New York City, Long Island and Rest of State. Our facility is located in the Rest of State capacity zone.

Our Canal, Kendall and Martha's Vineyard generating facilities participate in a market administered by ISO-NE. Mirant Energy Trading is a member of NEPOOL, which is a voluntary association of electric utilities and other market participants in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont, and which functions as an advisory organization to ISO-NE. The FERC approved ISO-NE as the RTO for the New England region, making ISO-NE responsible for market rule filings at the FERC, in addition to its responsibilities for the operation of transmission systems and for the administration and settlement of the wholesale electric energy, capacity and ancillary services markets. ISO-NE utilizes a locational marginal pricing model similar to the model used in PJM and NYISO.

On March 6, 2006, a settlement proposal was filed with the FERC among ISO-NE and multiple market participants for a forward capacity market (the "FCM") under which annual capacity auctions would be conducted for supply three years in advance of provision. The settlement provided for a four-year transition period during which capacity suppliers receive a set price for their capacity commencing on December 1, 2006, with price escalators through May 31, 2010. Beginning December 1, 2006, our generating facilities began receiving capacity revenues under the FCM transition period. During the FCM transition period we received or will receive capacity revenues between $3.05 per kW-month and $4.10 per kW-month.

The results of the ISO-NE FCM annual capacity auctions were as follows:

Auction Date	Capacity Period	Price per kW-month
February 2008	June 1, 2010 to May 31, 2011	$4.25
December 2008	June 1, 2011 to May 31, 2012	$3.12
October 2009	June 1, 2012 to May 31, 2013	$2.54

In March 2008, the FERC's orders approving and implementing the FCM were affirmed by the DC Circuit; however, the DC Circuit reversed a portion of the FERC's orders regarding the rights of a non-settling party to challenge the FCM charges through future proceedings initiated at the FERC. On January 15, 2009, the FERC issued an order on remand, directing the settling parties to revise the applicable standard of review to be consistent with the DC Circuit's decision. The FERC's order on remand did not change the FCM structure or the capacity payments we received under the FCM.

California. Our California generating facilities are located inside the CAISO's control area. On April 1, 2009, the CAISO implemented its Market Redesign and Technology Update ("MRTU"). MRTU's key components include locational marginal pricing of energy similar to the RTO/ISO markets in the east, a day-ahead market in addition to the existing real-time market, a more effective congestion management system and an increase in the existing bid caps. The CAISO also schedules transmission transactions and arranges for necessary ancillary services. Most sales in California are pursuant to bilateral contracts, but a significant percentage of electrical energy is sold in the day-ahead and real-time market. The CAISO does not operate a capacity market.

The CPUC has begun a proceeding to develop, together with the CAISO, a wholesale capacity market. FERC approval would be required for any such capacity market to become effective. We cannot at this time predict the outcome of the CPUC proceeding or the timing for the implementation or the structure of any wholesale capacity market in California.

Mirant Potrero is party to a PPA with PG&E that from 2006 through 2012 allows PG&E to dispatch and purchase the output of our Potrero units that have been designated RMR units, which for 2009 and 2010 includes all of the Potrero units. RMR units are designated annually by the CAISO to meet local reliability needs on the CAISO's system. Under the PPA, through 2008, PG&E paid us charges equivalent to the rates we charged during 2004 when the units were designated as RMR units reduced by $1.4 million for each year since 2004. For 2009 through 2012, the charges for the units that are then subject to the PPA will be determined annually by the FERC pursuant to the cost-based formula rates set forth in the RMR agreement. On December 4, 2008, the FERC issued an order approving the charges for the Potrero units for 2009 and 2010. The approved PPA charges for 2010 are expected to result in approximately the same level of gross margin for Mirant Potrero as it recognized for 2009. As discussed further in Note 3 to our consolidated financial statements contained elsewhere in this report, we plan to shut down the Potrero generating facility when it is no longer needed for reliability as determined by the CAISO, which is currently anticipated to be by the end of 2010.

Environmental Regulation

Our business is subject to extensive environmental regulation by federal, state and local authorities. We must comply with applicable laws and regulations, and obtain and comply with the terms of government issued permits. Our costs of complying with environmental laws, regulations and permits are substantial, including significant environmental capital expenditures. See Item 7. "Management's Discussion and Analysis of Results of Operations and Financial Condition—Capital Expenditures and Capital Resources" for additional information.

We expect that available cash and future cash flows from operations will be sufficient to fund these capital expenditures.

Air Emissions Regulations

The Clean Air Act and similar state laws impose significant environmental requirements on our generating facilities. The Clean Air Act mandates a broad range of requirements concerning air emissions, operating practices and pollution control equipment. Most of our facilities are located in or near metropolitan areas, including New York City, Boston, San Francisco and Washington D.C., which are classified by the EPA as not achieving certain NAAQS ("non-attainment areas"). As a result of the classification of each of these areas as a non-attainment area, our operations generally are subject to more stringent air pollution requirements than those applicable to plants located elsewhere. The states are generally free to impose requirements that are more stringent than those imposed by the federal government. In the future, we expect increased regulation at both the federal and state levels of our air emissions. We maintain a comprehensive compliance strategy to address these continuing and new requirements. Significant air regulatory programs to which we are subject are described below.

Clean Air Interstate Rule (CAIR). In 2005, the EPA promulgated the CAIR, which established in the eastern United States SO2 and NOx cap-and-trade programs applicable directly to states and indirectly to generating facilities. The NOx cap-and-trade program has two components, an annual program and an Ozone Season program. The CAIR SO2 cap-and-trade program builds off of the existing acid rain cap-and-trade program but requires generating facilities to surrender twice as many allowances in 2010 and approximately three times as many allowances in 2015. Maryland, New York and Virginia are subject to CAIR's SO2 and both NOx trading programs. Massachusetts is subject only to CAIR's Ozone Season NOx trading program. These cap-and-trade programs were to be implemented in two phases, with the first phase going into effect in 2009 for NOx and 2010 for SO2 and more stringent caps going into effect in 2015. Various parties challenged the EPA's adoption of the CAIR, and on July 11, 2008, the DC Circuit in *State of North Carolina v. Environmental Protection Agency* issued an opinion that would have vacated the CAIR. Various parties filed requests for rehearing with the DC Circuit and on December 23, 2008, the DC Circuit issued a second opinion in which it granted rehearing only to the extent that it remanded the case to the EPA without vacating the CAIR. Accordingly, the CAIR will remain effective until it is replaced by a rule consistent with the DC Circuit's opinions. The four states in which we operate that are subject to CAIR (i.e., Maryland, Massachusetts, New York and Virginia) have promulgated regulations implementing the federal CAIR.

Maryland Healthy Air Act. The Maryland Healthy Air Act was enacted in April 2006 and requires reductions in SO2, NOx and mercury emissions from large coal-fired power facilities. The state law also required Maryland to join the RGGI, which is discussed below. The Maryland Healthy Air Act and the regulations adopted by MDE to implement that act impose limits for (i) emissions of NOx in 2009 with further reductions in 2012 (including sublimits during the Ozone Season) and (ii) emissions of SO2 in 2010 with further reductions in 2013. The Maryland Healthy Air Act also imposes restrictions on emissions of mercury beginning in 2010 with further reductions in 2013. The Maryland Healthy Air Act prohibits power facilities from purchasing emissions allowances to comply.

We installed scrubbers at our Chalk Point, Dickerson and Morgantown coal-fired units. In addition, we installed selective catalytic reduction systems at the Morgantown coal-fired units and one of the Chalk Point coal-fired units and a selective auto catalytic reduction system at the other Chalk Point coal-fired unit. We also installed selective non-catalytic reduction systems at the three Dickerson coal-fired units. These controls are capable of reducing emissions of SO2, NOx and mercury by approximately 98%, 90% and 80%, respectively, for three of our largest coal-fired units. The control equipment we have installed will allow our Maryland generating facilities to comply with (a) all of the requirements of the Maryland Healthy Air Act and (b) the first phase of the CAIR without having to purchase emissions allowances.

In 2009, we had planned outages to complete the installation of the scrubbers. During those outages, we also performed significant maintenance activities. Including amounts already invested to date, we expect that our total capital expenditures to comply with the requirements for SO2, NOx and mercury emissions under the Maryland Healthy Air Act will be approximately $1.674 billion. On July 30, 2007, our subsidiaries Mirant Mid-Atlantic and Mirant Chalk Point entered into an agreement with Stone & Webster, Inc. for engineering, procurement and construction services relating to the installation of the scrubbers described above. The expected cost under the agreement is approximately $1.13 billion and is a part of the $1.674 billion described above. As of December 31, 2009, we have invested approximately $1.405 billion of the $1.674 billion for capital expenditures related to the Maryland Healthy Air Act.

Mercury Regulations. In 2005, the EPA issued the CAMR, which would have limited total annual mercury emissions from coal-fired power plants across the United States through a two-phased cap-and-trade program. In February 2008, the DC Circuit vacated the CAMR and the EPA's decision not to regulate emissions of mercury from coal- and oil-fired electric utility steam generating units under section 112 of the Clean Air Act, which regulates Hazardous Air Pollutants ("HAPs"). The EPA and a group representing electricity generators sought review of the DC Circuit's decision by the United States Supreme Court. In February 2009, the EPA filed to withdraw its petition for review, stating that it intends to promulgate alternative regulations to address mercury emissions under section 112 of the Clean Air Act, and the United States Supreme Court subsequently denied the petition for review. As a result of the DC Circuit decision, mercury emissions from coal- and oil-fired generating facilities are now subject to regulation under the section of the Clean Air Act which authorizes the EPA to develop standards for the installation of maximum achievable control technology ("MACT") to reduce emissions of HAPs, including mercury. Although the EPA has announced that it will develop MACT standards for mercury and other HAPs, it has not yet promulgated such standards. In 2010, the EPA will be collecting emissions data, which will be used to develop such standards. Our Maryland coal-fired units already are subject to mercury limits under the Maryland Healthy Air Act, as described below. Many of our coal-fired units will emit less mercury as a result of the SO2 and NOx controls that have been installed.

NSR Enforcement Initiative. In 2001, the EPA requested information concerning some of our generating facilities in Maryland and Virginia covering a time period that pre-dates our acquisition or lease of those facilities in December 2000. We responded fully to this request. Under the APSA, Pepco is responsible for fines and penalties arising from any violation associated with operations prior to our subsidiaries' acquisition or lease of the facilities. If a violation is determined to have occurred at any of the facilities, our subsidiary owning or leasing the facilities may be responsible for the cost of purchasing and installing emissions control equipment, the cost of which may be material. Our subsidiaries owning or leasing the Chalk Point, Dickerson and Morgantown generating facilities in Maryland have installed a variety of emissions control equipment at those facilities to comply with the Maryland Healthy Air Act, but that equipment may not include all of the pollution control equipment that could be required if a violation of the EPA's NSR regulations is determined to have occurred at one or more of those facilities. If such a violation is determined to have occurred after our subsidiaries acquired or leased the facilities or, if occurring prior to the acquisition or lease, is determined to constitute a continuing violation, our subsidiary owning or leasing the facility at issue could also be subject to fines and penalties by the state or federal government for the period after its acquisition or lease of the facility, the cost of which may be material, although applicable bankruptcy law may bar such liability for periods prior to January 3, 2006, when the Plan became effective for us and our subsidiaries that own or lease these facilities.

Virginia CAIR Implementation. In April 2006, Virginia enacted legislation that, among other things, granted the Virginia State Air Pollution Control Board the discretion to prohibit electric generating facilities located in a non-attainment area from purchasing SO2 and NOx allowances to achieve compliance under the EPA's CAIR. In the fourth quarter of 2007, the Virginia State Air Pollution Control Board approved regulations that it interpreted as prohibiting the acquisition in any manner of SO2 and NOx allowances by facilities in non-attainment areas to satisfy the requirements of the CAIR as implemented by Virginia. Mirant Potomac River's generating facility is located in a non-attainment area for ozone. Thus, this Virginia regulation effectively capped the Potomac River generating facility's SO2 and NOx emissions at amounts equal to the allowances allocated to the facility, which constrained the facility's operations. Mirant Potomac River challenged the legality of the regulations regarding the trading of NOx allowances in Virginia state court. On June 23, 2009, the Court of Appeals of Virginia issued an opinion concluding that the Virginia State Air Pollution Control Board exceeded its statutory authority in the Virginia regulation by prohibiting facilities in non-attainment areas from using allowances acquired by any form of transfer to satisfy the requirements of the CAIR, rather than limiting the prohibition to purchased allowances. The Virginia State Air Pollution Control Board petitioned the Virginia Supreme Court to review the decision by the Virginia Court of Appeals, and the Virginia Supreme Court denied that request on October 15, 2009. In January 2010, the Virginia DEQ informed Mirant Potomac River that in light of the decision of the Virginia Court of Appeals vacating Virginia's rules restricting trading, the Virginia DEQ has determined that issuing a state operating permit to limit NOx emissions during the Ozone Season is warranted.

New York Consent Decree. In 2000, the State of New York issued an NOV to the previous owner of our Lovett generating facility alleging NSR violations associated with the operation of that facility prior to its acquisition by us. To resolve the issues raised by the State of New York, on June 11, 2003, Mirant New York, Mirant Lovett and the State of New York entered into a consent decree (the "2003 Consent Decree"). Under the 2003 Consent Decree, Mirant Lovett had three options: (1) install emissions controls on Lovett's two coal-fired units (units 4 and 5); (2) shut down unit 4 and convert unit 5 to natural gas; or (3) shut down unit 4 in 2008 and unit 5 in 2007. We concluded that the installation of the required emissions controls was uneconomic. We also concluded that operating unit 5 on natural gas was uneconomic.

On May 10, 2007, Mirant Lovett entered into an amendment to the 2003 Consent Decree with the State of New York that switched the deadlines for shutting down units 4 and 5 so that the deadline for compliance by unit 5 was extended until April 30, 2008, and the deadline for unit 4 was shortened. We discontinued operation of unit 4 as of May 7, 2007. In addition, we discontinued operation of unit 3 because it was uneconomic to run the unit. We shut down unit 5 on April 19, 2008, and completed the demolition of the Lovett generating facility in 2009.

Regulation of Greenhouse Gases, including the RGGI. Concern over climate change has led to significant legislative and regulatory efforts at the state and federal level to limit greenhouse gas emissions. One such effort is the RGGI, a multi-state initiative in the Mid-Atlantic and Northeast outlining a cap-and-trade program to reduce CO2 emissions from electric generating units with capacity of 25 MW or greater. The RGGI program calls for signatory states, which include Maryland, Massachusetts and New York, to stabilize CO2 emissions to an established baseline from 2009 through 2014, followed by a 2.5% reduction each year from 2015 through 2018. Each of these three states has promulgated regulations implementing the RGGI. Complying with the RGGI could have a material adverse effect upon our operations and our operating costs, depending upon the availability and cost of emissions allowances and the extent to which such costs may be offset by higher market prices to recover increases in operating costs caused by the RGGI.

During 2009, we produced approximately 14.6 million tons of CO2 at our Maryland, Massachusetts and New York generating facilities for a total cost of $45 million under the RGGI. In 2010, we expect to produce approximately 16.5 million tons of CO2 at our Maryland, Massachusetts and New York generating facilities. The RGGI regulations require those facilities to obtain allowances to emit CO2 beginning in 2009. Annual allowances generally were not granted to existing sources of such emissions. Instead, allowances have been made available for such facilities by purchase through periodic auctions conducted quarterly or through subsequent purchase from a party that holds allowances sold through a quarterly auction process. The Maryland regulations implementing the RGGI, which were amended on May 8, 2009, also provide that if the allowance clearing price reaches or exceeds $7 per ton of CO2 in the auctions of allowances that occur during 2009 to 2011 for the current year's allowances, Maryland will withhold the remainder of that year's allowances from sale in any future auction during that calendar year and make those allowances available by direct sale to generators in Maryland. In this scenario, between 0 and 50% of Maryland's allowances allocated for sale in that year may be made available for purchase by such generators. Any such allowances made available for each generator to purchase at $7 per ton will be in proportion to each generator's annual average heat input during specified historical periods as compared to the total average input for all affected Maryland generators in existence at that time. In none of the auctions held to date has the price reached $7 per ton.

The sixth auction of allowances by the RGGI states was held on December 2, 2009. The clearing price for the approximately 29 million allowances sold in the auction allocated for use beginning in 2009 was $2.05 per ton. Allowances allocated for use beginning in 2012 were also made available, and approximately 1.6 million of the 2.2 million allowances available at the auction were sold at a price of $1.86 per ton. The allowances sold in this auction can be used for compliance in any of the RGGI states. Further auctions will occur quarterly through the end of the first compliance period in 2011, with the next auction scheduled for March 10, 2010.

In California, emissions of greenhouse gases are governed by California's Global Warming Solutions Act ("AB 32"), which requires that statewide greenhouse gas emissions be reduced to 1990 levels by 2020. In December 2008, the California Air Resources Board ("CARB") approved a Scoping Plan for implementing AB 32. The Scoping Plan requires that the CARB adopt a cap-and-trade regulation by January 2011 and that the cap and trade program begin in 2012. The CARB's schedule for developing regulations to implement AB 32 is being coordinated with the schedule of the Western Climate Initiative ("WCI") for development of a regional cap-and-trade program for greenhouse gas emissions. Through the WCI, California is working with other western states and Canadian provinces to coordinate and implement a regional cap-and-trade program. AB 32, and any plans, rules and programs approved to implement AB 32, could have a material adverse effect on how we operate our California generating facilities and the costs of operating the facilities.

In August 2008, Massachusetts adopted its Global Warming Solutions Act (the "Climate Protection Act"), which establishes a program to reduce greenhouse gas emissions significantly over the next 40 years. Under the Climate Protection Act, the Commonwealth of Massachusetts Department of Environmental Protection ("MADEP") has established a reporting and verification system for statewide greenhouse gas emissions, including emissions from generating facilities producing all electricity consumed in Massachusetts, and determined the state's greenhouse gas emissions level from 1990. The Massachusetts Executive Office of Energy and Environmental Affairs ("MAEEA") is to establish statewide greenhouse gas emissions limits effective beginning in 2020 that will reduce such emissions from the 1990 levels by a range of 10% to 25% beginning in 2020, with the reduction increasing to 80% below 1990 levels by 2050. In setting these limits, the MAEEA is to consider the potential costs and benefits of various reduction measures, including emissions limits for electric generating facilities, and may consider the use of market-based compliance mechanisms. A violation of the emissions limits established under the Climate Protection Act may result in a civil penalty of up to $25,000 per day. Implementation of the Climate Protection Act could have a material adverse effect on how we operate our Massachusetts generating facilities and the costs of operating those facilities.

In April 2009, the Maryland General Assembly passed the Greenhouse Gas Reduction Act of 2009 (the "Maryland Act"), which became effective in October 2009. The Maryland Act requires a reduction in greenhouse gas emissions in Maryland by 25% from 2006 levels by 2020. However, this provision of the Maryland Act is only in effect through 2016 unless a subsequent statutory enactment extends its effective period. The Maryland Act requires the MDE to develop a proposed implementation plan to achieve these reductions by the end of 2011 and to adopt a final plan by the end of 2012.

In light of the United States Supreme Court ruling in *Massachusetts v. EPA* that greenhouse gases fit within the Clean Air Act's definition of "air pollutant," the EPA has proposed and promulgated regulations regarding the emission of greenhouse gases. In September 2009, the EPA (a) promulgated a rule that requires owners of facilities in many sectors of the economy, including power generation, to report annually to the EPA the quantity and source of greenhouse gas emissions released from those facilities and (b) proposed a rule to regulate greenhouse gases from vehicles beginning in model year 2012. In December 2009, under a portion of the Clean Air Act that regulates vehicles, the EPA determined that elevated concentrations of greenhouse gases in the atmosphere endanger the public's health and welfare through their contribution to climate change ("Endangerment Finding"). Neither the Endangerment Finding nor the rule requiring reporting seeks to restrict the emission of CO2 from power plants. However, the EPA has stated that it intends to finalize the rule regulating greenhouse gases from vehicles in the spring of 2010, which the EPA views will cause greenhouse gases to become "regulated pollutants." If so, additional requirements under the Clean Air Act may apply or may come to apply to stationary sources such as power plants. The effect of any such additional requirements is not clear at this time.

Various bills have been proposed in Congress to govern CO2 emissions from generating facilities. Current proposals include a cap-and-trade system that would require us to purchase allowances for some or all of the CO2 emitted by our generating facilities. Although we expect that market prices for electricity would increase following such legislation and would allow us to recover a portion of the cost of these allowances, we cannot predict with any certainty the actual increases in costs such legislation could impose upon us or our ability to recover such cost increases through higher market rates for electricity, and such legislation could have a material adverse effect on our consolidated statements of operations, financial position and cash flows. It is possible that Congress will take action to regulate greenhouse gas emissions within the next several years. The form and timing of any final legislation will be influenced by political and economic factors and is uncertain at this time. During 2009, we produced approximately 16.1 million tons of CO2 at our generating facilities. We expect to produce approximately 18.4 million total tons of CO2 at our generating facilities in 2010.

Water Regulations

We are required under the Clean Water Act to comply with intake and discharge requirements, requirements for technological controls and operating practices. To discharge water, we generally need permits required by the Clean Water Act. Such permits typically are subject to review every five years. As with air quality regulations, federal and state water regulations are expected to impose additional and more stringent requirements or limitations in the future. This is particularly the case for regulatory requirements governing cooling water intake structures, which are subject to regulation under section 316(b) of the Clean Water Act (the "316 (b) regulations"). A 2007 decision by the United States Court of Appeals for the Second Circuit (the "Second Circuit") in *Riverkeeper Inc. et al v. EPA*, in which the court remanded to the EPA for reconsideration numerous provisions of the EPA's section 316(b) regulations for existing power plants, has created substantial uncertainty about exactly what technologies or other measures will be needed to satisfy section 316(b) requirements in the future and when any new requirements will be imposed. Following that ruling by the Second Circuit, the EPA in 2007 suspended its 316(b) regulations for existing power plants. Various parties sought review of the Second Circuit's decision by the United States Supreme Court, and it granted those requests with respect to whether the EPA could permissibly weigh costs versus benefits in determining what requirements to impose. On April 1, 2009, the Supreme Court reversed the Second Circuit, ruling that the EPA had permissibly relied on cost-benefit analysis in setting standards for cooling water intake structures for existing power plants and authorizing site-specific variances. The Supreme Court's ruling did not alter other aspects of the Second Circuit's decision. Significant uncertainty remains regarding the effect of the Supreme Court's decision on the EPA's 316(b) regulations for existing power plants and what technologies or other measures will be needed to satisfy section 316(b) regulations.

Endangered Species Acts. Mirant Delta's use of water from the Sacramento-San Joaquin Delta at its Contra Costa and Pittsburg generating facilities potentially affects certain fish species protected under the federal Endangered Species Act and the California Endangered Species Act. Mirant Delta therefore must maintain authorization under both statutes to engage in operations that could result in a take of (i.e., cause harm to) fish of the protected species. In January and February 2006, Mirant Delta received correspondence from the United States Fish and Wildlife Service and the Army Corps of Engineers expressing the view that the federal Endangered Species Act take authorization for the Contra Costa and Pittsburg generating facilities was no longer in effect as a result of changed circumstances. Mirant Delta disagreed with the agencies' characterization of its take authorization as no longer being in effect. In late October 2007, Mirant Delta received correspondence from the United States Fish and Wildlife Service, the National Marine Fisheries Service and the Army Corps of Engineers clarifying that Mirant Delta continued to be authorized to take four species of fish protected under the federal Endangered Species Act. The agencies have initiated a process that will review the environmental effects of Mirant Delta's water usage, including effects on the protected species of fish. That process could lead to changes in the manner in which Mirant Delta can use river water for the operation of the Contra Costa and Pittsburg generating facilities. As discussed further in Note 3 to our consolidated financial statements contained elsewhere in this report, we plan to shut down the Contra Costa generating facility in April 2013.

By letter dated September 27, 2007, the Coalition for a Sustainable Delta, four water districts, and an individual (the "Delta Noticing Parties") provided notice to Mirant and Mirant Delta of their intent to file suit alleging that Mirant Delta has violated, and continues to violate, the federal Endangered Species Act through the operation of its Contra Costa and Pittsburg generating facilities. The Delta Noticing Parties contend that the facilities use of water drawn from the Sacramento-San Joaquin Delta for cooling purposes results in harm to four species of fish listed as endangered species. The Delta Noticing Parties assert that Mirant Delta's authorizations to take (i.e., cause harm to) those species, a biological opinion and incidental take statement issued by the National Marine Fisheries Service on October 17, 2002, for three of the fish species and a biological opinion and incidental take statement issued by the United States Fish and Wildlife Service on November 4, 2002, for the fourth fish species, have been violated by Mirant Delta and no longer apply to permit the effects on the four fish species caused by the operation of the Contra Costa and Pittsburg generating facilities. As discussed further in Note 3 to our consolidated financial statements contained elsewhere in this report, we plan to shut down the Contra Costa generating facility in April 2013. Following receipt of these letters, in late October 2007, Mirant Delta received correspondence from the United States Fish and Wildlife Service, the National Marine Fisheries Service and the United States Army Corps of Engineers (the "Corps") clarifying that Mirant Delta continued to be authorized to take the four species of fish protected under the federal Endangered Species Act. The agencies have initiated a process that will review the environmental effects of Mirant Delta's water usage, including effects on the protected species of fish. That process could lead to changes in the manner in which Mirant Delta can use river water for the operation of the Contra Costa and Pittsburg generating facilities. In a subsequent letter, the Coalition for a Sustainable Delta also alleged violations of the National Environmental Policy Act and the California Endangered Species Act associated with the operation of Mirant Delta's generating facilities. On May 14, 2009, the Coalition for a Sustainable Delta, Kern County Water Agency and an individual sent a new notice of intent to sue to the Corps alleging that the Corps had violated the federal Endangered Species Act by issuing permits related to the operation of Mirant Delta's Contra Costa and Pittsburg generating facilities without ensuring that conservation measures would be implemented to minimize and mitigate the harm to the four endangered fish species and their habitat allegedly resulting from such operation. Mirant Delta disputes the allegations made by the Delta Noticing Parties and those made in the May 14, 2009 notice.

On February 11, 2010, Mirant Delta entered into a settlement agreement with the Delta Noticing Parties, the parties to the May 14, 2009 notice of intent to sue, and the Corps. The settlement agreement provides for the Delta Noticing Parties and the parties to the May 14, 2009 notice of intent to sue to withdraw the two notices of intent to sue and to release all claims described in those notices. The settlement agreement obligates Mirant Delta to seek approval from the Corps, the United States Fish and Wildlife Service, and the National Marine Fisheries Service to amend its plan currently in effect for monitoring entrainment and impingement of aquatic species caused by the operation of its generating facilities to increase monitoring during periods the facilities are operating. If that amendment or an alternative acceptable to all the parties has not been approved by August 11, 2010, then the withdrawal of the notices of intent to sue and the release of claims included in the settlement agreement become void. The settlement agreement requires the Corps to use its best efforts to conclude ongoing consultations with the United States Fish and Wildlife Service and the National Marine Fisheries Service regarding the environmental effects of Mirant Delta's water usage in a timely manner and allows the Delta Noticing Parties and the parties to the May 14, 2009 notice of intent to sue to issue new notices of intent to sue if such consultations are not completed by October 31, 2011.

In November 2009, Mirant Delta signed a second amendment to a Memorandum of Agreement with the California Department of Fish and Game. The amendment requires Mirant Delta to prepare a planning and feasibility study for potential habitat restoration projects and extends by 16 months to March 1, 2011, the deadline for submitting an application for a new permit authorizing Mirant Delta to take the protected fish species affected by the operation of its facilities. The amendment extends Mirant Delta's existing authorization for take of fish species protected under the California Endangered Species Act until the California Department of Fish and Game completes its consideration of the application for the new permit.

Potrero National Pollution Discharge Elimination System Permit. On June 8, 2006, Bayview-Hunters Point Community Advocates and Communities for a Better Environment filed a petition challenging the issuance of the National Pollution Discharge Elimination System ("NPDES") permit for our Potrero generating facility. On February 8, 2007, Bayview-Hunters Point Community Advocates and Communities for a Better Environment filed another petition with a request to amend their initial petition. On March 21, 2007, the California State Water Resources Control Board notified the parties that petitioners requested that as of March 19, 2007, the two petitions be moved from active status to abeyance. Those petitions currently remain in abeyance. Additionally, on June 15, 2007, Bayview-Hunters Point Community Advocates and Communities for a Better Environment and San Francisco Baykeeper filed a third petition requesting that the NPDES permits for Potrero and Mirant Delta's Pittsburg generating facility be reopened. The State Water Resources Control Board denied that petition on November 27, 2007. As discussed further in Note 3 to our consolidated financial statements contained elsewhere in this report, we plan to shut down the Potrero generating facility when it is no longer needed for reliability as determined by the CAISO, which is currently anticipated to be by the end of 2010.

Kendall NPDES and Surface Water Discharge Permit. On September 26, 2006, the EPA issued to Mirant Kendall an NPDES renewal permit for the Kendall generating facility. The same permit was concurrently issued by the MADEP as a state Surface Water Discharge Permit ("SWD Permit"), and was accompanied by MADEP's earlier issued water quality certificate under section 401 of the Clean Water Act. The new permits impose new temperature limits at various points in the Charles River, an extensive temperature, water quality and biological monitoring program and a requirement to develop and install a barrier net system to reduce fish impingement and entrainment. The provisions regulating the thermal discharge could cause substantial curtailments of the operations of the Kendall generating facility. Mirant Kendall has appealed the permits in three proceedings: (1) appeal of the NPDES permit to the EPA's Environmental Appeals Board; (2) appeal of the SWD Permit to the MADEP; and (3) appeal of the water quality certification to the MADEP. The effect of the permits has been stayed pending the outcome of these appeals. The two appeals to the MADEP have been stayed pending the outcome of the appeal to the Environmental Appeals Board. On September 28, 2007, the Environmental Appeals Board stayed the appeal proceedings in order for the EPA to address the sections of the permit that are affected by the EPA's suspension of the 316(b) regulations as a result of the 2007 decision by the Second Circuit in *Riverkeeper, Inc. et al. v. EPA* discussed above. Subsequent orders by the Environmental Appeals Board have extended that stay until June 3, 2010. On March 6, 2008, the EPA and the MADEP issued a draft permit modification to address the 316(b) provisions of the permit that would require modifications to the intake structure for the Kendall generating facility to add fine and coarse mesh barrier exclusion technologies and to install a mechanism to sweep organisms away from the intake structure through an induced water flow. On May 1, 2008, Mirant Kendall submitted comments on the draft permit modification objecting to the new requirements. On December 19, 2008, the EPA and the MADEP issued final permit modifications to address the 316(b) regulations. Those final permit modifications did not substantially modify the requirements proposed in the draft modifications, and on February 2, 2009 Mirant Kendall filed an appeal of those modifications. While the appeals are pending, the effect of any contested permit provisions is stayed and the Kendall generating facility will continue to operate under its current NPDES permit. We are unable to predict the outcome of these proceedings.

Canal NPDES and SWD Permit. On August 1, 2008, the EPA issued to Mirant Canal an NPDES renewal permit for the Canal generating facility. The same permit was concurrently issued by MADEP as a state SWD Permit, and was accompanied by MADEP's earlier water quality certificate under section 401 of the Clean Water Act. The new permit imposes a requirement on Mirant Canal to install closed cycle cooling or an alternative technology that will reduce the entrainment of marine organisms by the Canal generating facility to levels equivalent to what would be achieved by closed cycle cooling. Mirant Canal appealed the NPDES permit to the EPA's Environmental Appeals Board and appealed the surface water discharge and the water quality certificate to the MADEP. On December 4, 2008, the EPA requested a stay to the appeal proceedings and withdrew provisions related to the closed cycle cooling requirements. The EPA has re-noticed these provisions as draft conditions for additional public comment. Mirant Canal filed comments on January 29, 2009, stating that installing closed cycle cooling at the Canal generating facility was not justified and that without some cost-recovery mechanism the cost would make continued operation of the facility uneconomic. While the appeals of the renewal permit are pending, the effect of any contested permit provisions is stayed and the Canal generating facility will continue to operate under its current NPDES permit. We are unable to predict the outcome of this proceeding.

NPDES and State Pollutant Discharge Elimination System Permit Renewals. In addition to the proceedings described above in *Kendall NPDES and Surface Water Discharge Permit* and *Canal NPDES and SWD Permit* related to the renewal of the NPDES permit for the Kendall and Canal generating facilities, proceedings are currently pending for renewal of the NPDES permits for the three ash sites in Maryland owned by Mirant MD Ash Management, the Potomac River generating facility owned by Mirant Potomac River, the Contra Costa and Pittsburg generating facilities owned by Mirant Delta and the Potrero generating facility owned by Mirant Potrero. A proceeding is also pending for renewal of the State Pollutant Discharge Elimination System ("SPDES") permit for the Bowline generating facility owned by Mirant Bowline.

In general, the EPA and the state agencies responsible for implementing the provisions of the Clean Water Act applicable to the intake of water and discharge of effluent by electric generating facilities have been making the requirements imposed upon such facilities more stringent over time. For example, with respect to the Potrero generating facility, the California Regional Water Quality Control Board has previously stated its intent not to renew the facility's NPDES permit unless Mirant Potrero can demonstrate that the operation of the facility does not adversely affect the San Francisco Bay. With respect to each of these permit renewal proceedings, the permit renewal proceeding could take years to resolve and the agency or agencies involved could impose requirements upon the Mirant entity owning the facility that require significant capital expenditures, limit the times at which the facility can operate, or increase operations and maintenance costs materially.

Byproducts, Wastes, Hazardous Materials and Contamination

Our facilities are subject to laws and regulations governing waste management. The federal Resource Conservation and Recovery Act of 1976 (and many analogous state laws) contains comprehensive requirements for the handling of solid and hazardous wastes. The generation of electricity produces non-hazardous and hazardous materials, and we incur substantial costs to store and dispose of waste materials. The EPA and the states in which we operate coal-fired units may develop new regulations that impose additional requirements on facilities that store or dispose of materials remaining after the combustion of fossil fuels, including types of coal ash. If so, we may be required to change the current waste management practices at some facilities and incur additional costs.

Additionally, CERCLA, also known as the Superfund law, establishes a federal framework for dealing with the cleanup of contaminated sites. Many states have enacted similar state superfund statutes as well as other laws imposing obligations to investigate and clean up contamination. Our Contra Costa, Pittsburg and Potrero generating facilities have areas of soil and groundwater contamination subject to CERCLA and the California Health and Safety Code. In 1998, prior to our acquisition of those facilities from PG&E, consultants for PG&E conducted soil and groundwater investigations at those facilities which revealed contamination. The consultants conducting the investigation estimated the aggregate cleanup costs at those facilities could be as much as $60 million. Pursuant to the terms of the Purchase and Sale Agreement with PG&E, PG&E has responsibility for the containment or capping of all soil and groundwater contamination and the disposition of up to 60,000 cubic yards of contaminated soil from the Potrero generating facility and the remediation of any groundwater or solid contamination identified by PG&E's consultants in 1998 at the Contra Costa and Pittsburg generating facilities, before those facilities were purchased in 1999 by our subsidiaries. Pursuant to our requests, PG&E has disposed of 807 cubic yards of contaminated soil from the Potrero generating facility. We are not aware of soil or groundwater conditions at our Contra Costa, Pittsburg and Potrero generating facilities for which we expect remediation costs to be material that are not the responsibility of other parties.

In 2008, we closed and then demolished the Lovett generating facility in New York. Pursuant to an agreement with the NYDEC, in 2009 we assessed the environmental condition of the property. We do not yet know what, if any, remediation will be required for the Lovett property.

Employees

At February 19, 2010, we employed 1,679 people, which included approximately 1,179 employees at our generating facilities, 59 employees at our regional offices and 441 employees at our corporate headquarters in Atlanta, Georgia. The following details the employees subject to collective bargaining agreements:

Union	Location	Number of Employees Covered	Contract Expiration Date
Mid-Atlantic Region			
IBEW Local 1900	Maryland and Virginia	548	6/1/2010
Northeast Region			
IBEW Local 503[1]	New York	47	4/30/2013
UWUA Local 369	Cambridge, Massachusetts	32	2/28/2013
UWUA Local 369[2]	Sandwich, Massachusetts	49	6/1/2011
California			
IBEW Local 1245	California	122	10/31/2013
Total		798	

(1) Our New York employees continue to work without disruption under the terms imposed by Mirant effective January 28, 2009, after reaching an impasse in negotiations with the union.

(2) In June 2009, the UWUA Local 480 representing the Canal generating facility employees in Sandwich, Massachusetts, merged with the UWUA Local 369. The UWUA Local 369 also represents our Kendall generating facility employees in a separate bargaining unit and each facility is covered by its own collective bargaining agreement.

To mitigate and reduce the risk of disruption during labor negotiations, we engage in contingency planning for operation of our generating facilities to the extent possible during an adverse collective action by one or more of our unions.

Item 1A. *Risk Factors*

The following are factors that could affect our future performance:

Risks Related to the Operation of our Business

Our revenues are unpredictable because most of our generating facilities operate without long-term power sales agreements, and our revenues and results of operations depend on market and competitive forces that are beyond our control.

We sell capacity, energy and ancillary services from our generating facilities into competitive power markets on a short-term fixed price basis or through power sales agreements. Since mid-2007, our revenues from selling capacity have become a significant part of our overall revenues. Except for our Potrero generating facility, we are not guaranteed recovery of our costs or any return on our capital investments through mandated rates. The market for wholesale electric energy and energy services reflects various market conditions beyond our control, including the balance of supply and demand, our competitors' marginal and long run costs of production, and the effect of market regulation. The price for which we can sell our output may fluctuate on a day-to-day basis and our ability to transact may be affected by the overall liquidity in the markets in which we operate. The markets in which we compete remain subject to one or more forms of regulation that limit our ability to raise prices during periods of shortage to the degree that would occur in a fully deregulated market and may thereby limit our ability to recover costs and an adequate return on our investment. Our revenues and results of operations are influenced by factors that are beyond our control, including:

- the failure of market regulators to develop and maintain efficient mechanisms to compensate merchant generators for the value of providing capacity needed to meet demand;
- actions by regulators, ISOs, RTOs and other bodies that may artificially modify supply and demand levels and prevent capacity and energy prices from rising to the level necessary for recovery of our costs, our investment and an adequate return on our investment;
- legal and political challenges to the rules used to calculate capacity payments in the markets in which we operate;
- the ability of wholesale purchasers of power to make timely payment for energy or capacity, which may be adversely affected by factors such as retail rate caps, refusals by regulators to allow utilities to recover fully their wholesale power costs and investments through rates, catastrophic losses and losses from investments by utilities in unregulated businesses;
- increases in prevailing market prices for fuel oil, coal, natural gas and emissions allowances that may not be reflected in prices we receive for sales of energy;
- increases in electricity supply as a result of actions of our current competitors or new market entrants, including the development of new generating facilities or alternative energy sources that may be able to produce electricity less expensively than our generating facilities and improvements in transmission that allow additional supply to reach our markets;
- increases in credit standards, margin requirements, market volatility or other market conditions that could increase our obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with OTC hedging activities as a result of proposed OTC regulation;
- decreases in energy consumption resulting from demand-side management programs such as automated demand response, which may alter the amount and timing of consumer energy use;
- the competitive advantages of certain competitors, including continued operation of older power plants in strategic locations after recovery of historic capital costs from ratepayers;
- existing or future regulation of our markets by the FERC, ISOs and RTOs, including any price limitations and other mechanisms to address some of the price volatility or illiquidity in these markets or the physical stability of the system;

- regulatory policies of state agencies that affect the willingness of our customers to enter into long-term contracts generally, and contracts for capacity in particular;
- changes in the rate of growth in electricity usage as a result of such factors as national and regional economic conditions and implementation of conservation programs;
- seasonal variations in energy and natural gas prices, and capacity payments; and
- seasonal fluctuations in weather, in particular abnormal weather conditions.

In addition, unlike most other commodities, electric energy can only be stored on a very limited basis and generally must be produced at the time of use. As a result, the wholesale power markets are subject to substantial price fluctuations over relatively short periods of time and can be unpredictable.

Because of the current market design in California, our existing generating facilities may have a limited life unless we make significant capital expenditures to increase their commercial and environmental performance.

Our existing generating facilities in California depend almost entirely on payments in support of system reliability. The energy market, as currently constituted, will not justify the capital expenditures necessary to repower or reconstruct our facilities to make them commercially viable in a merchant market. If a commercially reasonable capacity market were to be instituted by the CAISO or we could obtain a contract with a creditworthy buyer, it is possible that we could justify investing the necessary capital to repower or reconstruct our facilities. Absent that, our existing generating facilities will be commercially viable only as long as they are necessary for reliability. As discussed further in Note 3 to our consolidated financial statements contained elsewhere in this report, we plan to shut down the Contra Costa generating facility in April 2013 and the Potrero generating facility when it is no longer needed for reliability as determined by the CAISO, which is currently anticipated to be by the end of 2010.

Our Mirant Marsh Landing development project is subject to permitting, construction and financing risks and, if we are unsuccessful in addressing those risks, we may not recover our investment in the project or our return on the project may be lower than expected.

In 2009, Mirant Marsh Landing entered into a ten-year PPA with PG&E for 760 MW of natural gas-fired peaking generation to be constructed adjacent to our Contra Costa generating facility near Antioch, California. Under the terms of the PPA, Mirant Marsh Landing bears the risks of (i) obtaining the permits necessary for construction and operation of the generating facility, (ii) securing the necessary project financing for construction of the generating facility, and (iii) completing the construction of the generating facility by May 2013. The process for obtaining governmental permits and approvals is complicated and lengthy and is subject to significant uncertainties. Mirant Marsh Landing has posted letters of credit of approximately $12 million to secure its obligations under the PPA, which amount will increase to approximately $80 million upon the CPUC approval of the PPA. Although we have attempted to minimize the financial risks in the development of the Marsh Landing generating facility, in the event that we are unsuccessful in securing the required permits and financing necessary to begin construction of the facility, we may not be able to recover our investment in the development of the project. If we do not complete the construction of the Marsh Landing generating facility by May 2013, our return on the project may be lower than expected.

We are exposed to the risk of fuel and fuel transportation cost increases and volatility and interruption in fuel supply because our generating facilities generally do not have long-term agreements for the supply of natural gas, coal and oil.

Although we attempt to purchase fuel based on our expected fuel requirements, we still face the risks of supply interruptions and fuel price volatility. Our cost of fuel may not reflect changes in energy and fuel prices in part because we must pre-purchase inventories of coal and oil for reliability and dispatch requirements, and thus the price of fuel may have been determined at an earlier date than the price of energy generated from it. The price we can obtain from the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. This may have a material adverse effect on our financial performance. The volatility of fuel prices could adversely affect our financial results and operations.

We enter into contracts of varying terms to secure appropriate quantities of fuel that meet the varying specifications of our generating facilities. For our coal-fired generating facilities, we purchase most of our coal from a small number of strategic suppliers under contracts with terms of varying lengths, some of which extend to 2013. We have non-performance risk associated with our long-term coal agreements. There is risk that our coal suppliers may not provide the contractual quantities on the dates specified within the agreements or the deliveries may be carried over to future periods. If our coal suppliers do not perform in accordance with the agreements, we may have to procure coal in the market to meet our needs, or power in the market to meet our obligations. In addition, a number of the coal suppliers do not currently have an investment grade credit rating and, accordingly, we may have limited recourse to collect damages in the event of default by a supplier. We seek to mitigate this risk through diversification of coal suppliers and through guarantees. Despite this, there can be no assurance that these efforts will be successful in mitigating credit risk from coal suppliers. Non-performance or default risk by our coal suppliers could have a material adverse effect on our future results of operations, financial condition and cash flows.

For our oil-fired generating facilities, we typically purchase fuel from a limited number of suppliers under contracts with terms of varying lengths. If our oil suppliers do not perform in accordance with the agreements, we may have to procure oil in the market to meet our needs, or power in the market to meet our obligations.

Operation of our generating facilities involves risks that may have a material adverse effect on our cash flows and results of operations.

The operation of our generating facilities involves various operating risks, including, but not limited to:

- the output and efficiency levels at which those generating facilities perform;
- interruptions in fuel supply and quality of available fuel;
- disruptions in the delivery of electricity;
- adverse zoning;
- breakdowns or equipment failures (whether a result of age or otherwise);
- violations of our permit requirements or changes in the terms of or revocation of permits;
- releases of pollutants and hazardous substances to air, soil, surface water or groundwater;
- ability to transport and dispose of coal ash at reasonable prices;
- shortages of equipment or spare parts;
- labor disputes;
- operator errors;
- curtailment of operations because of transmission constraints;
- failures in the electricity transmission system which may cause large energy blackouts;
- implementation of unproven technologies in connection with environmental improvements; and
- catastrophic events such as fires, explosions, floods, earthquakes, hurricanes or other similar occurrences.

A decrease in, or the elimination of, the revenues generated by our facilities or an increase in the costs of operating such facilities could materially affect our cash flows and results of operations, including cash flows available to us to make payments on our debt or our other obligations.

Our operating results are subject to quarterly and seasonal fluctuations.

Our operating results have fluctuated in the past and are likely to continue to do so in the future as a result of a number of factors, including seasonal variations in demand and fuel prices.

Our generating facilities are located in a few geographic markets, resulting in concentrated exposure to the Mid-Atlantic market.

Our generating facilities are located in California, Maryland, Massachusetts, New York and Virginia. In 2009, 2008 and 2007, we earned a significant portion of our operating revenue and gross margin from the PJM market, where our Mid-Atlantic generating facilities are located. Having our generating facilities in a few geographic markets results in our concentrated exposure to those markets, especially PJM.

Our income tax net operating loss carry forwards could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

As of December 31, 2009, we had approximately $2.7 billion of federal NOL carry forwards. Our ability to deduct the NOL carry forwards against future taxable income could be substantially limited if we experience an "ownership change," as defined in Section ("§") 382 of the Internal Revenue Code of 1986, at or near our recent stock price levels. In general, an ownership change would occur if certain shifts in ownership of the Company's stock exceed 50 percentage points measured over a specified period of time. Given §382's broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in the Company's stock that is outside our control. On March 26, 2009, we adopted a stockholder rights plan (the "Stockholder Rights Plan") to reduce the likelihood of such an unintended ownership change occurring. However, there can be no assurance that the Stockholder Rights Plan will prevent such an ownership change. Our inability to utilize NOL carry forwards could result in the payment of cash taxes above the amounts currently estimated for future periods and have a negative effect on our future results of operations and financial position.

Under the Stockholder Rights Plan, when a person or group has obtained beneficial ownership of 4.9% or more of our common stock, or an existing holder with greater than 4.9% ownership acquires more shares representing at least an additional 0.2% of our common stock, there would be a triggering event causing potential significant dilution in the economic interest and voting power of such person or group. Such triggering event would also occur if an existing holder with greater than 4.9% ownership but less than 5.0% ownership acquires more shares that would result in such stockholder obtaining beneficial ownership of 5.0% or more of our common stock. The Board of Directors has the discretion to exempt an acquisition of common stock from the provisions of the Stockholder Rights Plan if it determines the acquisition will not jeopardize tax benefits or is otherwise in our best interests.

On February 26, 2010, Mirant announced that the Board of Directors had extended the Stockholder Rights Plan and that the Company would submit the Stockholder Rights Plan to a stockholder vote at its 2010 Annual Meeting of Stockholders on May 6, 2010. As extended, this Stockholder Rights Plan is limited in life, and the rights expire upon the earliest of (1) the Board of Directors' determination that the plan is no longer needed for the preservation of NOLs as a result of the implementation of legislative changes, or any other change; (2) February 25, 2020; or (3) certain other events described in the Stockholder Rights Plan. If the Stockholder Rights Plan is not approved by our stockholders prior to February 25, 2011, the Stockholder Rights Plan will terminate by its terms on that date, and we could experience an ownership change and thereby be limited in our ability to utilize NOL carry forwards. This could result in the payment of cash taxes above the amounts currently estimated for future periods and have a negative effect on our future results of operations and financial position.

We compete to sell energy, capacity and ancillary services in the wholesale power markets against some competitors that enjoy competitive advantages, including the ability to recover fixed costs through rate-base mechanisms and a lower cost of capital.

Regulated utilities in the wholesale markets generally enjoy a lower cost of capital than we do and often are able to recover fixed costs through regulated retail rates, including, in many cases, the costs of generation, allowing them to build, buy and upgrade generating facilities without relying exclusively on market clearing prices to recover their investments. The competitive advantages of such participants could adversely affect our ability to compete effectively and could have an adverse effect on the revenues generated by our facilities.

The expected decommissioning and/or site remediation obligations of certain of our generating facilities may negatively affect our cash flows.

Some of our generating facilities and related properties are subject to decommissioning and/or site remediation obligations that may require material expenditures. Furthermore, laws and regulations may change to impose material additional decommissioning and remediation obligations on us in the future. If we are required to make material expenditures to decommission or remediate one or more of our facilities, such obligations will affect our cash flows and may adversely affect our ability to make payments on our obligations.

Changes in technology may significantly affect our generating business by making our generating facilities less competitive.

We generate electricity using fossil fuels at large central facilities. This method results in economies of scale and lower costs than newer technologies such as fuel cells, microturbines, windmills and photovoltaic solar cells. It is possible that advances in those technologies will reduce their costs to levels that are equal to or below that of most central station electricity production, which could have a material adverse effect on our results of operations.

Terrorist attacks, future wars or risk of war may adversely affect our results of operations, our ability to raise capital or our future growth.

As power generators, we face heightened risk of an act of terrorism, either a direct act against one of our generating facilities or an inability to operate as a result of systemic damage resulting from an act against the transmission and distribution infrastructure that is used to transport our power. Further, we rely on information technology networks and systems to operate our generating facilities, engage in asset management activities, and process, transmit and store electronic information. Security breaches of this information technology infrastructure, including cyber-attacks and cyber terrorism, could lead to system disruptions, generating facility shutdowns or unauthorized disclosure of confidential information. If such an attack or security breach were to occur, our business, results of operations and financial condition could be materially adversely affected. In addition, such an attack could affect our ability to service our indebtedness, our ability to raise capital and our future growth opportunities.

Our operations are subject to hazards customary to the power generating industry. We may not have adequate insurance to cover all of these hazards.

Our operations are subject to many hazards associated with the power generating industry, which may expose us to significant liabilities for which we may not have adequate insurance coverage. Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks, such as earthquake, flood, storm surge, lightning, hurricane and wind, hazards, such as fire, explosion, collapse and machinery failure, are inherent risks in our operations. These hazards can cause significant injury to personnel or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate, but we cannot assure that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on our financial results and our financial condition.

We are currently involved in significant litigation that, if decided adversely to us, could materially adversely affect our results of operations and profitability.

We are currently involved in various litigation matters which are described in more detail in this Form 10-K. We intend to defend vigorously against those claims that we are unable to settle, but the results of this litigation cannot be determined. Adverse outcomes for us in this litigation could require significant expenditures by us and could have a material adverse effect on our results of operations and profitability.

Risks Related to Economic and Financial Capital Market Conditions

Maintaining sufficient liquidity in our business for maintenance and operating expenditures, capital expenditures and collateral is crucial in order to mitigate the risk of future financial distress to us. Accordingly, we maintain a revolving credit facility to manage our expected liquidity needs and contingencies. If the lenders under such facility were unable to perform, it could have a material adverse affect on our results of operations. As a result, we are exposed to systemic risk of the financial markets and institutions and the risk of non-performance of the individual lenders under our revolving credit facility.

Maintaining sufficient liquidity in our business for maintenance and operating expenditures, capital expenditures and collateral is crucial in order to mitigate the risk of future financial distress to us. Accordingly, we maintain a revolving credit facility to manage our expected liquidity needs and contingencies as described in more detail in this Form 10-K. If the lenders under such facility were unable to perform it could have a material adverse affect on our results of operations. For example, in October 2008, Lehman Commercial Paper, Inc., a subsidiary of Lehman Brothers Holdings, Inc. and a lender under the senior secured revolving credit facility of our subsidiary, Mirant North America, filed for bankruptcy. As a result of the Lehman Commercial Paper, Inc. bankruptcy, the total availability under our senior secured revolving credit facility has effectively decreased from $800 million to $755 million. The $755 million includes the $50 million commitment under such facility by CIT Capital USA Inc., whose corporate parent, CIT Group Inc., filed for and emerged from bankruptcy reorganization on November 1, 2009 and December 10, 2009, respectively. Although we do not expect that the Lehman Commercial Paper, Inc. and CIT Group bankruptcies will have a material adverse effect on Mirant, a credit crisis could negatively affect availability under the Mirant North America senior secured revolving credit facility if other lenders under such facility are forced to file for bankruptcy or are otherwise unable to perform their obligations. Absent significant non-performance of lenders under the existing Mirant North America senior secured revolving credit facility, we think that we have sufficient liquidity for future operations (including potential working capital requirements) and capital expenditures as discussed in Item 7. "Management's Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources." However, in the event of significant non-performance of lenders under the existing Mirant North America senior secured revolving credit facility, or in the event that financial institutions are unwilling or unable to renew our existing revolving credit facility or enter into new revolving credit facilities, our ability to hedge our assets or engage in proprietary trading could be impaired.

Global financial institutions have been active participants in the energy and commodity markets and we hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation with such parties. As such financial institutions consolidate and operate under more restrictive capital constraints and regulations in response to the recent financial crisis, there could be less liquidity in the energy and commodity markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

In recent years, global financial institutions have been active participants in the energy and commodity markets. We hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation through OTC transactions. A significant portion of our hedges are financial swap transactions between Mirant Mid-Atlantic and financial counterparties that are senior unsecured obligations of such parties and do not require either party to post cash collateral, either for initial margin or for securing exposure as a result of changes in power or natural gas prices. As such financial institutions consolidate and operate under more restrictive capital constraints and regulations in response to the recent financial crisis, there could be less liquidity in the energy and commodity markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

Greater regulation of energy contracts, including the regulation of OTC derivatives, could materially affect our ability to hedge economically our generation by reducing liquidity in the energy and commodity markets and, if we are required to clear such transactions on exchanges, by significantly increasing the collateral costs associated with such activities.

In response to the global financial crisis, legislation has been proposed in Congress to increase the regulation of transactions involving OTC derivatives. The proposed legislation provides that standardized swap transactions between dealers and large market participants would have to be cleared and must be traded on an exchange or electronic platform. Although the proposed legislation provides exclusions from the clearing and certain other requirements for market participants, such as Mirant, which utilize OTC derivatives to hedge commercial risks, such exclusions are the focus of debate and may not ultimately be part of any final legislation.

In addition to the proposed legislation, the CFTC has proposed designation of certain electricity contracts as significant price discovery contracts ("SPDCs"), including contracts that we trade on the Intercontinental Exchange based on CAISO and PJM West Hub locational marginal pricing. SPDC designation would subject these contracts to new more stringent requirements and could set a precedent for other contracts.

Further, the CFTC issued a notice of proposed rulemaking in which it proposed to adopt all-months-combined, single (non-spot) month and spot-month position limits for exchange-listed natural gas, crude oil, heating oil and gasoline futures and options contracts. We continue to monitor the rulemaking proceeding, but do not think that the limits as proposed would have a material effect on our business.

While we do not expect the current proposals in Congress and at the CFTC to have a material adverse effect on our business, a continuation of the trend of greater regulation of energy contracts, including more restrictive regulation of OTC derivative contracts, could materially affect our ability to hedge economically our generation by reducing liquidity in the energy and commodity markets and, if we are required to clear such transactions on exchanges, by significantly increasing the collateral costs associated with such activities.

We are exposed to credit risk resulting from a loss that may occur from the failure of a counterparty to perform according to the terms of a contractual arrangement with us, particularly in connection with our non-collateralized power hedges entered into by Mirant Mid-Atlantic with financial institutions.

We are exposed to credit risk resulting from the possibility that a loss may occur from the failure of a counterparty to perform according to the terms of a contractual arrangement with us, particularly in connection with our non-collateralized power hedges entered into by Mirant Mid-Atlantic with our major trading partners, which represent 65% of our net notional position at December 31, 2009. Such hedges are senior unsecured obligations of Mirant Mid-Atlantic and the counterparties, and do not require either party to post cash collateral for initial margin or for securing exposure as a result of changes in power or natural gas prices. Deterioration in the financial condition of our counterparties and any resulting failure to pay amounts owed to us or to perform obligations or services owed to us beyond collateral posted could have a negative effect on our business and financial condition.

Changes in commodity prices may negatively affect our financial results by increasing the cost of producing power or lowering the price at which we are able to sell our power.

Our generating business is subject to changes in power prices and fuel costs, and these commodity prices are influenced by many factors outside our control, including weather, market liquidity, transmission and transportation inefficiencies, availability of competitively priced alternative energy sources, demand for energy commodities, production of natural gas, coal and crude oil, natural disasters, wars, embargoes and other catastrophic events, and federal, state and environmental regulation and legislation. In addition, significant fluctuations in the price of natural gas may cause significant fluctuations in the price of electricity. Significant fluctuations in commodity prices may affect our financial results and financial position by increasing the cost of producing power and decreasing the amounts we receive from the sale of power.

Our use of derivative financial instruments in our asset management activities will not fully protect us from fluctuations in commodity prices and our risk management policy cannot eliminate the risks associated with these activities.

We engage in asset management activities related to sales of electricity and purchases of fuel. The income and losses from these activities are recorded as operating revenues and fuel costs. We may use forward contracts and other derivative financial instruments to manage market risk and exposure to volatility in prices of electricity, coal, natural gas, emissions and oil. We cannot provide assurance that these strategies will be successful in managing our price risks, or that they will not result in net losses to us as a result of future volatility in electricity, fuel and emissions markets. Actual power prices and fuel costs may differ from our expectations.

Our asset management activities include natural gas derivative financial instruments that we use to hedge power prices for our baseload generation. The effectiveness of these hedges is dependent upon the correlation between power and natural gas prices in the markets where we operate. If those prices are not sufficiently correlated, our financial results and financial position could be adversely affected.

Additionally, we expect to have an open position in the market, within our established guidelines, resulting from the management of our portfolio. To the extent open positions exist, fluctuating commodity prices can affect our financial results and financial position, either favorably or unfavorably. Furthermore, the risk management procedures we have in place may not always be followed or may not always work as planned. However, we have designed a system of internal controls to prevent and/or detect unauthorized hedging and related activities, including our risk management policy. If any of our employees were able to engage in unauthorized hedging and related activities, it could result in significant penalties and financial losses. As a result of these and other factors, we cannot predict the outcome that risk management decisions may have on our business, operating results or financial position. Although management devotes considerable attention to these issues, their outcome is uncertain.

Our asset management, proprietary trading and fuel oil management activities may increase the volatility of our quarterly and annual financial results.

We engage in asset management activities to hedge economically our exposure to market risk with respect to: (1) electricity sales from our generating facilities; (2) fuel used by those facilities; and (3) emissions allowances. We generally attempt to balance our fixed-price purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations through the use of financial and physical derivative financial instruments. We also use derivative financial instruments with respect to our limited proprietary trading and fuel oil management activities, through which we attempt to achieve incremental returns by transacting where we have specific market expertise. Derivatives from our asset management, proprietary trading and fuel oil management activities are recorded on our balance sheet at fair value pursuant to the accounting guidance for derivative financial instruments. None of our derivatives recorded at fair value is designated as a hedge under this guidance and changes in their fair values currently are recognized in earnings as unrealized gains or losses. As a result, our financial results—including gross margin, operating income and balance sheet ratios—will, at times, be volatile and subject to fluctuations in value primarily because of changes in forward electricity and fuel prices. For a more detailed discussion of the accounting treatment of our asset management, proprietary trading and fuel oil management activities, see Note 2 to our consolidated financial statements contained elsewhere in this report.

Risks Related to Governmental Regulation and Laws

Our business and activities are subject to extensive environmental requirements and could be adversely affected by such requirements, including future changes to them.

Our business is subject to extensive environmental regulations promulgated by federal, state and local authorities, which, among other things, restrict the discharge of pollutants into the air, water and soil, and also govern the use of water from adjacent waterways. Such laws and regulations frequently require us to obtain permits and remain in continuous compliance with the conditions established by those permits. To comply with these legal requirements and the terms of our permits, we must spend significant sums on environmental monitoring, pollution control equipment and emissions allowances. If we were to fail to comply with these requirements, we could be subject to civil or criminal liability, injunctive relief and the imposition of liens or fines. We may be required to shut down facilities (including ash sites) if we are unable to comply with the requirements, or if we determine the expenditures required to comply are uneconomic.

From time to time, we may not be able to obtain necessary environmental regulatory approvals. Such approvals could be delayed or subject to onerous conditions. If there is a delay in obtaining environmental regulatory approval or if onerous conditions are imposed, the operation of our generating facilities or ash sites or the sale of electricity to third parties could be prevented or become subject to additional costs. Such delays or onerous conditions could have a material adverse effect on our financial performance and condition. In addition, environmental laws, particularly with respect to air emissions, disposal of ash, wastewater discharge and cooling water systems, are generally becoming more stringent, which may require us to make additional facility upgrades or restrict our operations.

Increased public concern and growing political pressure related to global warming have resulted in significant increases in the regulation of greenhouse gases, including CO2, at the state level. Future local, state and federal regulation of greenhouse gases is likely to create substantial environmental costs for us in the form of taxes or purchases of emissions allowances and/or new equipment. Many of the states where we own generating facilities, including California, Maryland, Massachusetts and New York, have recently committed, or expressed an intent to commit, to mandatory reductions in statewide CO2 emissions through a regional cap-and-trade program. Maryland, Massachusetts and New York have already joined the RGGI, which required all allowances to be purchased initially through an auction process, the first of which took place in September 2008. Auctions, such as those mandated by the RGGI, may decrease the amount of available allowances and substantially increase emissions allowance prices. With respect to federal CO2 legislation, the United States House of Representatives passed a bill that would establish a cap-and-trade program for CO2 across multiple sectors, including the electric generating sector. In the House bill, the electric industry is granted a portion of allowances needed to comply with the program. The remaining allowances needed would have to be purchased through an auction process. The EPA has also begun the process of regulating greenhouse gases by finding that greenhouse gases emitted from vehicles endanger public health and welfare. Because our generating facilities emit CO2, regulations seeking to reduce emissions of CO2 and similar future laws may significantly increase our operating costs.

Certain environmental laws, including CERCLA and comparable state laws, impose strict and, in many circumstances, joint and several liability for costs of remediating contamination. Some of our facilities have areas with known soil and/or groundwater contamination. Releases of hazardous substances at our generating facilities, or at locations where we dispose of (or in the past disposed of) hazardous substances and other waste, could require us to spend significant sums to remediate contamination, regardless of whether we caused such contamination. The discovery of significant contamination at our generating facilities, at disposal sites we currently use or have used, or at other locations for which we may be liable, or the failure or inability of parties contractually responsible to us for contamination to respond when claims or obligations regarding such contamination arise, could have a material adverse effect on our financial performance and condition.

Our coal-fired generating units produce certain byproducts that involve extensive handling and disposal costs and are subject to government regulation. Changes in these regulations, or their administration, by legislatures, state and federal regulatory agencies, or other bodies may affect the costs of handling and disposing of these byproducts. Such costs, in turn, may negatively affect our results of operations and financial condition.

As a result of the coal combustion process, we produce significant quantities of ash at our coal-fired generating units that must be disposed of at sites permitted to handle ash. For most of our ash, we use our own ash management facilities, which are all dry landfills, in the Mid-Atlantic region to dispose of the ash; however, we expect that certain of these sites may reach full capacity in the next few years. As a result, we have developed a plan related to the disposition of ash, including developing new ash management facilities and preparing our ash for beneficial uses, but the costs associated with the plan could be material. The costs associated with purchasing new land and permitting the land to allow for ash disposal could be material, and the amount of time needed to permit the land could extend beyond the expected timeline. Additionally, costs associated with third-party ash handling and disposal are material and could have an adverse effect on our financial performance and condition.

We also produce gypsum as a byproduct of the SO2 scrubbing process at our coal-fired generating facilities, which is sold to third parties for use in drywall production. Should our ability to sell such gypsum to third parties be restricted as a result of the lack of demand or otherwise, our gypsum disposal costs could rise materially.

The EPA is reviewing whether byproducts such as ash and gypsum should be classified as a hazardous waste. If these byproducts were to be classified as a hazardous waste, the cost of disposing of these byproducts would increase materially and limit our ability to recycle them for beneficial use.

Our business is subject to complex government regulations. Changes in these regulations, or their administration, by legislatures, state and federal regulatory agencies, or other bodies may affect the costs of operating our generating facilities or our ability to operate our facilities. Such costs, in turn, may negatively affect our results of operations and financial condition.

We are subject to regulation by the FERC regarding the rates, terms and conditions of wholesale sales of electric capacity, energy and ancillary services and other matters, including mergers and acquisitions, the disposition of facilities under the FERC's jurisdiction and the issuance of securities, as well as by state agencies regarding physical aspects of our generating facilities. The majority of our generation is sold at market prices under market-based rate authority granted by the FERC. If certain conditions are not met, the FERC has the authority to withhold or rescind market-based rate authority and require sales to be made based on cost-of-service rates. A loss of our market-based rate authority could have a materially negative impact on our generating business.

Even when market-based rate authority has been granted, the FERC may impose various forms of market mitigation measures, including price caps and operating restrictions, when it determines that potential market power might exist and that the public interest requires such potential market power to be mitigated. In addition to direct regulation by the FERC, most of our facilities are subject to rules and terms of participation imposed and administered by various ISOs and RTOs. Although these entities are themselves ultimately regulated by the FERC, they can impose rules, restrictions and terms of service that are quasi-regulatory in nature and can have a material adverse impact on our business. For example, ISOs and RTOs may impose bidding and scheduling rules, both to curb the potential exercise of market power and to ensure market functions. Such actions may materially affect our ability to sell and the price we receive for our energy, capacity and ancillary services.

To conduct our business, we must obtain and periodically renew licenses, permits and approvals for our facilities. These licenses, permits and approvals can be in addition to any required environmental permits. No assurance can be provided that we will be able to obtain and comply with all necessary licenses, permits and approvals for these facilities. If we cannot comply with all applicable regulations, our business, results of operations and financial condition could be adversely affected.

We cannot predict whether the federal or state legislatures will adopt legislation relating to the restructuring of the energy industry. There are proposals in many jurisdictions that would either roll back or advance the movement toward competitive markets for the supply of electricity, at both the wholesale and retail levels. In addition, any future legislation favoring large, vertically integrated utilities and a concentration of ownership of such utilities could affect our ability to compete successfully, and our business and results of operations could be adversely affected.

Risks Related to Level of Indebtedness

Our consolidated indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting or refinancing our obligations.

As of December 31, 2009, our consolidated indebtedness was $2.631 billion. In addition, the present value of lease payments under the Mirant Mid-Atlantic leveraged leases was approximately $1.0 billion (assuming a 10% discount rate) and the termination value of the Mirant Mid-Atlantic leveraged leases was $1.4 billion. Our leverage and obligations under the leveraged leases could have important consequences, including the following: (1) it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (2) a substantial portion of our cash flows from operations must be dedicated to the payment of rent and principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities; (3) the debt service requirements of our indebtedness could make it difficult for us to satisfy or refinance our financial obligations; (4) certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest, exposing us to the risk of increased interest rates; (5) it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared with our competitors that have less debt and are not burdened by such obligations and restrictions; and (6) we may be more vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out capital expenditures that are important to our long-term growth or necessary to comply with environmental regulations.

Mirant Corporation and its subsidiaries that are holding companies, including Mirant Americas Generation and Mirant North America, may not have access to sufficient cash to meet their obligations if their subsidiaries, in particular, Mirant Mid-Atlantic, are unable to make distributions.

We and certain of our subsidiaries, including Mirant Americas Generation and Mirant North America, are holding companies and, as a result, we are dependent upon dividends, distributions and other payments from our operating subsidiaries to generate the funds necessary to meet our obligations. The ability of certain of our subsidiaries to pay dividends and distributions is restricted under the terms of their debt or other agreements. In particular, a significant portion of cash from our operations is generated by the power generating facilities of Mirant Mid-Atlantic. Under the Mirant Mid-Atlantic leveraged leases, Mirant Mid-Atlantic is subject to a covenant that restricts its right to make distributions to its immediate parent, Mirant North America. In turn, Mirant North America is subject to covenants that restrict its ability to make distributions to its parent, Mirant Americas Generation. The ability of Mirant North America and Mirant Mid-Atlantic to satisfy the criteria set forth in their respective debt covenants in the future could be impaired by factors which negatively affect their financial performance, including interruptions in operations or curtailments of operations to comply with environmental restrictions, significant capital and other expenditures, and adverse conditions in the power and fuel markets. Further, the Mirant North America senior notes and senior secured credit facilities include financial covenants that exclude from the calculation the financial results of any subsidiary that is unable to make distributions or dividends at the time of such calculation. Thus, the inability of Mirant Mid-Atlantic to make distributions to Mirant North America under the leveraged lease transaction would have a material adverse effect on the calculation of the financial covenants under the senior notes and senior secured credit facilities of Mirant North America, including the leverage and interest coverage maintenance covenants under its senior credit facility.

Further, we anticipate that the Mirant Marsh Landing generating facility will be financed pursuant to a project/construction financing and, accordingly, will be restricted in its ability to make distributions to Mirant Corporation.

The obligations of Mirant Corporation and its holding company subsidiaries, including the indebtedness of Mirant Americas Generation and Mirant North America, are effectively subordinated to the obligations or indebtedness of their respective subsidiaries, including the Mirant Mid-Atlantic leveraged leases. See Item 7. "Management's Discussion and Analysis—Liquidity and Capital Resources" for a discussion of restrictions on the ability of Mirant North America to make distributions to its parent, Mirant Americas Generation.

We may be unable to generate sufficient liquidity to service our debt and to post required amounts of cash collateral necessary to hedge market risk effectively.

Our ability to pay principal and interest on our debt depends on our future operating performance. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital, restructure or refinance. There can be no assurance that the terms of our debt will allow these alternative measures, that the financial markets will be available to us on acceptable terms or that such measures would satisfy our scheduled debt service obligations.

We seek to manage the risks associated with the volatility in the price at which we sell power produced by our generating facilities and in the prices of fuel, emissions allowances and other inputs required to produce such power by entering into hedging transactions. These asset management activities may require us to post collateral either in the form of cash or letters of credit. As of December 31, 2009, we had approximately $84 million of posted cash collateral and $211 million of letters of credit outstanding primarily to support our asset management activities, debt service and rent reserve requirements and other commercial arrangements. See Note 7 to our consolidated financial statements contained elsewhere in this report for further information on our posted cash collateral and letters of credit. Although we seek to structure transactions in a way that reduces our potential liquidity needs for collateral, we may be unable to execute our hedging strategy successfully if we are unable to post the amount of collateral required to enter into and support hedging contracts.

We are an active participant in energy exchange and clearing markets. These markets require a per contract initial margin to be posted, regardless of the credit quality of the participant. The initial margins are determined by the exchanges through the use of proprietary models that rely on a variety of inputs and factors, including market conditions. We have limited notice of any changes to the margin rates. Consequently, we are exposed to changes in the per unit margin rates required by the exchanges and could be required to post additional collateral on short notice.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

The properties below were owned or leased as of December 31, 2009. Our leasehold or ownership interest is 100% for each property.

Generating Facilities	Location	Holding	Dispatch Type	Primary Fuel	Total MW[(1)]	2009 Net Capacity Factor
Mid-Atlantic Region:						
Chalk Point	Maryland	Own	Intermediate/ Baseload/Peaking	Natural Gas/Coal/Oil	2,401	20%
Dickerson[(2)]	Maryland	Own/Lease	Baseload/Peaking	Natural Gas/Coal/Oil	844	31%
Morgantown[(2)]	Maryland	Own/Lease	Baseload/Peaking	Coal/Oil	1,467	51%
Potomac River	Virginia	Own	Intermediate/Baseload	Coal	482	15%
Total Mid-Atlantic					5,194	30%
Northeast Region:						
Bowline	New York	Own	Intermediate/Peaking	Natural Gas/Oil	1,139	1%
Canal	Massachusetts	Own	Intermediate	Natural Gas/Oil	1,126	6%
Kendall	Massachusetts	Own	Baseload/Peaking	Natural Gas/Oil	256	65%
Martha's Vineyard	Massachusetts	Own	Peaking	Diesel	14	1%
Total Northeast					2,535	10%
California:						
Contra Costa	California	Own	Intermediate	Natural Gas	674	3%
Pittsburg	California	Own	Intermediate	Natural Gas	1,311	2%
Potrero	California	Own	Intermediate/Peaking	Natural Gas/Diesel	362	20%
Total California					2,347	5%
Total Operations					10,076	19%

(1) Total MW amounts reflect nominal net summer capacity. The decrease in net generating capacity in the Mid-Atlantic region from its previous total of 5,230 MW is primarily related to an increase in station service power necessary to operate the scrubbers that were installed in the fourth quarter of 2009.

(2) We own 307 MW and 248 MW, respectively, at the Dickerson and Morgantown generating facilities.

We also own or lease oil and gas pipelines that serve our generating facilities. Mirant leases its corporate offices, including its trading floor, at 1155 Perimeter Center West, Suite 100, Atlanta, GA 30338 and various other office space.

Item 3. *Legal Proceedings*

See Note 14 to our consolidated financial statements contained elsewhere in this report for discussion of the material legal proceedings to which we are a party.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock

All shares of Old Mirant's common stock were cancelled on January 3, 2006, and 276.5 million shares of New Mirant common stock were distributed to holders of unsecured claims and equity securities. In addition, we reserved 23.5 million shares for unresolved claims, of which approximately 837,000 shares had not yet been distributed as of December 31, 2009. New Mirant is authorized to issue 1.5 billion shares of common stock having a par value of $.01 per share and 100 million shares of preferred stock having a par value of $.01 per share. On January 3, 2006, New Mirant also issued Series A Warrants and Series B Warrants, expiring January 3, 2011, which entitle their holders to purchase, as of that date, an aggregate of 35.3 million and 17.6 million shares of common stock, respectively. The exercise price of the Series A Warrants and Series B Warrants is $21.87 and $20.54 per share, respectively. There were approximately 26.9 million Series A Warrants and 7.1 million Series B Warrants outstanding at December 31, 2009.

All of the New Mirant common stock was issued in accordance with Section 1145 of the Bankruptcy Code, and we received no proceeds from such issuance. The issuance of shares of New Mirant common stock was exempt from the registration requirements of the Securities Act, as amended, and equivalent provisions of state securities laws, in reliance upon Section 1145(a) of the Bankruptcy Code.

Our common stock is currently traded on the NYSE under the ticker symbol "MIR." The closing price of our stock on December 31, 2009, was $15.27. The following table sets forth the high and low prices for our common stock as reported by the NYSE for the periods indicated.

Price Range of Common Stock

Quarter	High	Low
2008		
First	$39.53	$33.75
Second	$42.21	$36.08
Third	$39.20	$17.32
Fourth	$20.28	$11.99
2009		
First	$20.20	$ 9.11
Second	$17.43	$11.01
Third	$19.12	$14.11
Fourth	$16.76	$13.65

Holders

As of February 19, 2010, there were approximately 57,797 record holders of our common stock, par value $.01 per share.

Dividends

We have not paid or declared any cash dividends on our common stock in the last three fiscal years, and we do not anticipate paying any quarterly cash dividends in the foreseeable future.

Return of Cash

Between November 2007 and December 2008, we returned approximately $4.056 billion of cash to our stockholders through purchases of 122 million shares of our common stock.

Share Repurchases

For the three months ended December 31, 2009, we repurchased 188,289 shares for $2.713 million for the settlement of minimum statutory payroll withholding taxes associated with the vesting of restricted shares and restricted stock units. These restricted shares and restricted stock units relate to grants that were made to executives and certain employees and are not related to a publicly announced share repurchase plan. The share repurchases for December primarily relate to the lapse of restrictions on vested restricted stock units as a result of the departure of certain executives in the second quarter of 2009. See Note 6 to our consolidated financial statements contained elsewhere in this report for additional information related to stock-based compensation.

The following table sets forth information regarding repurchases by us of our common shares on the NYSE during the three-month period ended December 31, 2009:

Period	Shares repurchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Approximate dollar value of shares that may yet be purchased under the plans
Oct 1, 2009—Oct 31, 2009	313	$16.46	—	$—
Nov 1, 2009—Nov 30, 2009	392	$14.16	—	$—
Dec 1, 2009—Dec 31, 2009	187,584	$14.41	—	$—
Total	188,289		—	

Securities Authorized for Issuance under Equity Compensation Plans

See Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information related to securities authorized for issuance under equity compensation plans.

Stock Performance Graph

The performance graph below is being provided as furnished and not filed, as permitted by 17 Code of Federal Regulations 229.201(e), in this Form 10-K and compares the cumulative total stockholder return on our common stock since the re-issuance of our common stock in connection with our emergence from bankruptcy on January 3, 2006 with the Standard & Poor's 500 Index, the Standard & Poor's Multi-Utility Index and a group of our peer companies in our industry comprised of The AES Corporation, Calpine Corporation, Constellation Energy Group, Inc., Dynegy Inc., NRG Energy, Inc., and RRI Energy, Inc. Our stock was re-listed on the NYSE on January 11, 2006. Because all of Old Mirant's outstanding common stock was cancelled upon emergence from bankruptcy, stock performance prior to 2006 does not provide a meaningful comparison for current stockholders and thus has not been provided. The graph assumes that $100 was invested on January 11, 2006, in our common stock and each of the above indices (except that Calpine Corporation is only included in the peer group since its emergence from bankruptcy in January 2008) and that all dividends were reinvested. The stockholder return shown below may not be indicative of future performance. We have ceased including the Standard & Poor's Independent Power Producers and Energy Traders Index, a supplemental index that we voluntarily included in our Annual Report on Form 10-K for the year ended December 31, 2008.


COMPARISON OF CUMULATIVE TOTAL RETURN
$200
$150
$100
$50
$0
1/11/06
12/31/06
12/31/07
12/31/08
12/31/09
Mirant Corporation
S&P 500 Index
S&P 500 Multi-Utilities Index
Peer Group

Indexed Returns
Year Ended

Company Name / Index	Base Period 1/11/2006	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Mirant	100	$126.38	$156.04	$75.54	$ 61.13
S&P 500 Index	100	$111.69	$117.82	$74.23	$ 93.88
S&P 500 Multi-Utilities Index	100	$115.41	$127.95	$96.80	$117.06
Peer Group	100	$128.21	$169.96	$59.36	$ 78.64

Total Return to Stockholders
(Includes reinvestment of dividends)
Annual Return Percentage
Year Ended

Company Name / Index	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Mirant	26.38%	23.47%	(51.59)%	(19.08)%
S&P 500 Index	11.69%	5.49%	(37.00)%	26.46%
S&P 500 Multi-Utilities Index	15.41%	10.86%	(24.34)%	20.93%
Peer Group	28.21%	32.57%	(65.07)%	32.47%

Item 6. *Selected Financial Data*

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto, which are included elsewhere in this Form 10-K. The following tables present our selected consolidated financial information, which is derived from our consolidated financial statements.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions except per share data)				
Statements of Operations Data:					
Operating revenues	$2,309	$3,188	$2,019	$3,087	$ 2,620
Income (loss) from continuing operations	494	1,215	433	1,752	(1,385)
Income from discontinued operations	—	50	1,562	112	93
Cumulative effect of changes in accounting principles	—	—	—	—	(15)
Net income (loss)	494	1,265	1,995	1,864	(1,307)
Basic EPS per common share from continuing operations	$ 3.41	$ 6.53	$ 1.72	$ 6.15	N/A
Diluted EPS per common share from continuing operations	$ 3.41	$ 6.11	$ 1.56	$ 5.90	N/A
Cash dividend per common share from continuing operations	$ —	$ —	$ —	$ —	N/A

We have not paid or declared any cash dividends on our common stock in the last three fiscal years and we do not anticipate paying any quarterly cash dividends in the foreseeable future.

Our Statement of Operations Data for each year reflects the volatility caused by unrealized gains and losses related to derivative financial instruments used to hedge economically electricity and fuel. Changes in the fair value and settlements of derivative financial instruments used to hedge economically electricity are reflected in operating revenue and changes in the fair value and settlements of derivative financial instruments used to hedge economically fuel are reflected in cost of fuel, electricity and other products in the accompanying consolidated statements of operations. Changes in the fair value and settlements of derivative financial instruments for proprietary trading and fuel oil management activities are recorded on a net basis as operating revenue in the accompanying consolidated statements of operations. See Note 2 to our consolidated financial statements contained elsewhere in this report for additional information.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions)				
Unrealized gains (losses) included in operating revenues	$ (2)	$840	$(564)	$757	$(92)
Unrealized losses (gains) included in cost of fuel, electricity and other products	(49)	54	(28)	102	(76)
Total	$ 47	$786	$(536)	$655	$(16)

For the year ended December 31, 2009, income from continuing operations reflects impairment losses of $221 million related to our Potomac River generating facility and intangible assets related to our Potrero and Contra Costa generating facilities. For the year ended December 31, 2007, income from continuing operations reflects an impairment loss of $175 million related to our Lovett generating facility. See Note 3 to our consolidated financial statements contained elsewhere in this report for further information on these impairments. For the year ended December 31, 2006, income from continuing operations reflects an impairment loss of $120 million related to suspended construction at our Bowline generating facility.

For the year ended December 31, 2007, income from continuing operations also reflects a $379 million gain related to the settlement of litigation with Pepco, as discussed further in Note 15 to our consolidated financial statements contained elsewhere in this report. For the year ended December 31, 2006, income for continuing operations reflects a $244 million gain from a New York property tax settlement.

Our Statement of Operations Data for the year ended December 31, 2007, reflects gains on sales of discontinued operations as discussed in Note 8 to our consolidated financial statements contained elsewhere in this report. EPS information for years prior to 2006 has not been presented because the information is not relevant in any material respect for users of our financial statements. See Note 10 to our consolidated financial statements contained elsewhere in this report for additional information.

Our Statement of Operations Data for the year ended December 31, 2005, reflects the effects of accounting for the Plan confirmed on December 9, 2005. During our bankruptcy proceedings, our consolidated financial statements were prepared in accordance with the accounting guidance for financial reporting by entities in reorganization under the bankruptcy code.

The consolidated Balance Sheet Data as of December 31, 2006 and 2005 segregates pre-petition liabilities subject to compromise from those liabilities that were not subject to compromise.

	At December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
			(in millions)		
Balance Sheet Data:					
Total assets	$9,567	$10,688	$10,538	$12,845	$14,364
Total long-term debt	2,631	2,676	3,095	3,275	2,582
Liabilities subject to compromise	—	—	—	18	18
Stockholders' equity	$4,315	$ 3,762	$ 5,310	$ 4,443	$ 3,856

In 2005, we recorded the effects of the Plan. As a result, liabilities subject to compromise at December 31, 2005 and 2006, only reflect the liabilities of our New York entities that remained in bankruptcy at that time. Total assets for all periods reflect our election in 2008 to discontinue the net presentation of assets subject to master netting agreements upon adoption of the accounting guidance for offsetting amounts related to certain contracts.

Item 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

This section is intended to provide the reader with information that will assist in understanding our financial statements, the changes in those financial statements from year to year and the primary factors contributing to those changes. The following discussion should be read in conjunction with our consolidated financial statements and the notes accompanying those financial statements.

Overview

We are a competitive energy company that produces and sells electricity in the United States. We own or lease 10,076 MW of net electric generating capacity in the Mid-Atlantic and Northeast regions and in California. We also operate an integrated asset management and energy marketing organization based in Atlanta, Georgia.

Hedging Activities

We hedge economically a substantial portion of our Mid-Atlantic coal-fired baseload generation and certain of our Mid-Atlantic and Northeast gas and oil-fired generation through OTC transactions. However, we generally do not hedge our intermediate and peaking units for tenors greater than 12 months. A significant portion of our hedges are financial swap transactions between Mirant Mid-Atlantic and financial counterparties that are senior unsecured obligations of such parties and do not require either party to post cash collateral either for initial margin or for securing exposure as a result of changes in power or natural gas prices. At February 9, 2010, our aggregate hedge levels based on expected generation for each period were as follows:

	Aggregate Hedge Levels Based on Expected Generation				
	2010	2011	2012	2013	2014
Power	92%	58%	57%	34%	29%
Fuel	72%	65%	34%	9%	—%

Legislation has been proposed in Congress to increase the regulation of transactions involving OTC derivatives. The proposed legislation provides that standardized swap transactions between dealers and large market participants would have to be cleared and must be traded on an exchange or electronic platform. Although the proposed legislation provides exclusions from the clearing and certain other requirements for market participants, such as Mirant, which utilize OTC derivatives to hedge commercial risks, such exclusions are the focus of debate and may not ultimately be part of any final legislation. Greater regulation of OTC derivatives could materially affect our ability to hedge economically our generation by reducing liquidity in the energy and commodity markets and, if we are required to clear such transactions on exchanges, by significantly increasing the collateral costs associated with such activities.

Capital Expenditures and Capital Resources

For the year ended December 31, 2009, we invested $608 million for capital expenditures, excluding capitalized interest, of which $408 million related to compliance with the Maryland Healthy Air Act. As of December 31, 2009, we have invested approximately $1.405 billion for capital expenditures related to compliance with the Maryland Healthy Air Act. We completed the installation of the remaining pollution control equipment related to compliance with the Maryland Healthy Air Act in the fourth quarter of 2009. However, provisions in our construction contracts provide that certain payments be made after final completion of the project. Including amounts already invested to date, we expect to invest total capital expenditures of $1.674 billion to comply with the Maryland Healthy Air Act.

For the year ended December 31, 2009, our capitalized interest was approximately $72 million. We expect to recognize higher interest expense in the future because our capitalized interest will be reduced significantly as a result of our completion of the installation of the pollution equipment to comply with the Maryland Healthy Air Act.

The following table details the expected timing of payments for our estimated capital expenditures, excluding capitalized interest, for 2010 and 2011 (in millions):

	2010	2011
Maryland Healthy Air Act	$269	$ —
Other environmental	22	28
Maintenance	104	49
Marsh Landing generating station	53	242
Other construction	21	42
Other	19	11
Total	$488	$372

We expect that available cash and future cash flows from operations will be sufficient to fund these capital expenditures.

Scrubber Operating Expenses

Our capital expenditures related to compliance with the Maryland Healthy Air Act include the installation of scrubbers in the fourth quarter of 2009 at our Chalk Point, Dickerson and Morgantown coal-fired units. We expect to recognize additional variable costs associated with operating the scrubbers. Examples of these costs include limestone, water and chemicals used during the removal of SO2 emissions, and also include handling and marketing related to the recyclable gypsum byproduct created during the scrubbing process. The gypsum is sold to third parties for use in drywall production. In addition, we will recognize approximately $60 million of higher annual depreciation expense because the scrubbers were placed in service in December 2009, and we began depreciating the capitalized costs associated with them over the shorter of their expected life or the remaining lease term for the leased Dickerson and Morgantown generating units.

Commodity Prices

The prices for power, coal and natural gas declined significantly during 2009 to average levels lower than during 2008. The energy gross margin from our baseload coal units was negatively affected by these price declines. The decrease in the price of natural gas contributed to a decrease in power prices, because natural gas-fired generation often sets prices in the markets in which we operate, and at times made it uneconomic for certain of our baseload coal-fired units to generate. However, we are generally economically neutral for that portion of the generation volumes that we have hedged because our realized gross margin will reflect the contractual prices of our power and fuel contracts. We continue to add hedges opportunistically, including to maintain a projected level of cash flows from operations for future periods that supports continued compliance with the covenants in our debt and lease agreements.

Granted Emissions Allowances

As a result of the capital expenditures we are incurring to comply with the requirements of the Maryland Healthy Air Act, we expect to have excess SO2 and NOx emissions allowances in future periods. We plan to continue to maintain some SO2 and NOx emissions allowances above those needed for our current expected generation in case our actual generation exceeds our current forecasts for future periods and for possible future additions of generating capacity. At December 31, 2009, the estimated fair value of our anticipated excess SO2 and NOx emissions allowances was approximately $29 million.

California Development Activities

Mirant Marsh Landing

On September 2, 2009, Mirant Marsh Landing entered into a ten-year PPA with PG&E for 760 MW of natural gas-fired peaking generation to be constructed adjacent to our Contra Costa generating facility near Antioch, California. Construction of the Marsh Landing generating facility is scheduled to begin in late 2010 and is expected to be completed by May 2013.

During the ten-year term of the PPA, Mirant Marsh Landing will receive fixed monthly capacity payments and variable operating payments. The contract provides PG&E with the entire output of the 760 MW generating facility, which will be capable of producing 719 MW during peak July conditions. The Mirant Marsh Landing PPA is subject to approval by the CPUC.

Contra Costa Toll Extension

On September 2, 2009, Mirant Delta entered into a new agreement with PG&E for the 674 MW at Contra Costa units 6 and 7 for the period from November 2011 through April 2013. At the end of the agreement, and subject to any necessary regulatory approval, Mirant Delta has agreed to retire Contra Costa units 6 and 7, which began operations in 1964, in furtherance of state and federal policies to retire aging power plants that utilize once-through cooling technology. The new Mirant Delta agreement is subject to approval by the CPUC.

Results of Operations

The following discussion of our performance is organized by reportable segment, which is consistent with the way we manage our business.

In the tables below, the Mid-Atlantic region includes our Chalk Point, Dickerson, Morgantown and Potomac River generating facilities. The Northeast region includes our Bowline, Canal, Kendall and Martha's Vineyard generating facilities. For the years ended December 31, 2008 and 2007, the Northeast region also included the Lovett generating facility, which was shut down on April 19, 2008. The California region includes our Contra Costa, Pittsburg and Potrero generating facilities. The California region also includes business development efforts for new generation in California, including Mirant Marsh Landing. Other Operations includes proprietary trading and fuel oil management activities. Other Operations also includes unallocated corporate overhead, interest expense on debt at Mirant Americas Generation and Mirant North America and interest income on our invested cash balances. For the year ended December 31, 2007, Other Operations also included gains and losses related to the Back-to-Back Agreement with Pepco, which was terminated pursuant to a settlement agreement that became effective in the third quarter of 2007. See Note 15 to our consolidated financial statements contained elsewhere in this report for further discussion of the Pepco Settlement Agreement.

Year Ended December 31, 2009 versus Year Ended December 31, 2008

Consolidated Financial Performance

We reported net income of $494 million and $1.265 billion for the years ended December 31, 2009 and 2008, respectively. The change in net income is detailed as follows (in millions):

	Years Ended December 31,		
	2009	2008	Increase/ (Decrease)
Realized gross margin	$1,552	$1,343	$ 209
Unrealized gross margin	47	786	(739)
Total gross margin	1,599	2,129	(530)
Operating Expenses:			
Operations and maintenance	610	683	(73)
Depreciation and amortization	149	144	5
Impairment losses	221	—	221
Gain on sales of assets, net	(22)	(39)	17
Total operating expenses, net	958	788	170
Operating income	641	1,341	(700)
Total other expense, net	135	124	11
Income from continuing operations before income taxes	506	1,217	(711)
Provision for income taxes	12	2	10
Income from continuing operations	494	1,215	(721)
Income from discontinued operations	—	50	(50)
Net income	$ 494	$1,265	$(771)

The following discussion includes non-GAAP financial measures because we present our consolidated financial performance in terms of gross margin. Gross margin is our operating revenue less cost of fuel, electricity and other products, and excludes depreciation and amortization. We present gross margin, excluding depreciation and amortization, and realized gross margin separately from unrealized gross margin in order to be consistent with how we manage our business. Realized gross margin and unrealized gross margin are both non-GAAP financial measures. Realized gross margin represents our gross margin less unrealized gains and losses on derivative financial instruments for the periods presented. Conversely, unrealized gross margin is our unrealized gains and losses on derivative financial instruments for the periods presented. Management generally evaluates our operating results excluding the impact of unrealized gains and losses. None of our derivative financial instruments recorded at fair value is designated as a hedge and changes in their fair values are recognized currently in income as unrealized gains or losses. As a result, our financial results are, at times, volatile and subject to fluctuations in value primarily because of changes in forward electricity and fuel prices. Adjusting our gross margin to exclude unrealized gains and losses provides a measure of performance that eliminates the volatility created by significant shifts in market values between periods. However, our realized and unrealized gross margin may not be comparable to similarly titled non-GAAP financial measures used by other companies. We encourage our investors to review our consolidated financial statements and other publicly filed reports in their entirety and not to rely on a single financial measure.

For the year ended December 31, 2009, our realized gross margin increase of $209 million was principally a result of the following:

- an increase of $422 million in realized value of hedges. In 2009, realized value of hedges was $629 million, which reflects the amount by which the settlement value of power contracts exceeded market prices for power, partially offset by the amount by which contract prices for fuel exceeded market prices for fuel. In 2008, realized value of hedges was $207 million, which reflects the amount by which market prices for fuel exceeded contract prices for fuel, partially offset by the amount by which market prices for power exceeded the settlement value of power contracts; and

- an increase of $13 million in contracted and capacity primarily related to higher capacity prices in 2009; partially offset by
- a decrease of $226 million in energy, primarily as a result of a decrease in power prices, an increase in the cost of emissions allowances, including $45 million to comply with the RGGI in 2009, and lower generation volumes. The lower generation volumes were a result of lower demand and decreases in natural gas prices, which at times made it uneconomic for certain of our coal-fired units to generate. The decreases in energy gross margin were partially offset by a decrease in the price of fuel.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $47 million in 2009, which included a $686 million net increase in the value of hedge and trading contracts for future periods primarily related to decreases in forward power and natural gas prices, partially offset by unrealized losses of $639 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods; and
- unrealized gains of $786 million in 2008, which included a $460 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and natural gas prices and unrealized gains of $326 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods.

Operating Expense

Our operating expense increase of $170 million was primarily a result of the following:

- an increase of $221 million of impairment losses related to our Potomac River generating facility and intangible assets related to our Potrero and Contra Costa generating facilities during 2009. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to our impairments; and
- a decrease of $17 million in gain on sales of assets, net in 2009; partially offset by
- a decrease of $73 million in operations and maintenance expense. The MC Asset Recovery settlement with Southern Company resulted in a $62 million reduction in operations and maintenance expense for 2009. See Note 14 to our consolidated financial statements contained elsewhere in this report for additional information related to the settlement between MC Asset Recovery and Southern Company. Excluding the settlement, operations and maintenance expense decreased $11 million, primarily as a result of the shutdown of the Lovett generating facility in April 2008 and a decrease in maintenance costs associated with planned outages at our Mid-Atlantic generating facilities during 2009 compared to 2008.

Other Expense, Net

Other expense, net increased $11 million for the year ended December 31, 2009, and reflects lower interest income as a result of lower interest rates on invested cash and lower average cash balances in 2009 compared to the same period in 2008, partially offset by lower interest expense as a result of lower outstanding debt and higher interest capitalized on projects under construction.

Gross Margin Overview

The following tables detail realized and unrealized gross margin for the years ended December 31, 2009 and 2008, by operating segments (in millions):

	Year Ended December 31, 2009					
	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
Energy	$ 170	$ 23	$ —	$ 167	$ (3)	$ 357
Contracted and capacity	351	93	122	—	—	566
Realized value of hedges	586	43	—	—	—	629
Total realized gross margin	1,107	159	122	167	(3)	1,552
Unrealized gross margin	144	16	—	(113)	—	47
Total gross margin	$1,251	$175	$122	$ 54	$ (3)	$1,599

	Year Ended December 31, 2008					
	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
Energy	$ 517	$ 73	$ 4	$ (17)	$ 6	$ 583
Contracted and capacity	340	90	123	—	—	553
Realized value of hedges	181	26	—	—	—	207
Total realized gross margin	1,038	189	127	(17)	6	1,343
Unrealized gross margin	676	(10)	—	120	—	786
Total gross margin	$1,714	$179	$127	$ 103	$ 6	$2,129

Energy represents gross margin from the generation of electricity, fuel sales and purchases at market prices, fuel handling, steam sales and our proprietary trading and fuel oil management activities.

Contracted and capacity represents gross margin received from capacity sold in ISO and RTO administered capacity markets, through RMR contracts, through tolling agreements and from ancillary services.

Realized value of hedges represents the actual margin upon the settlement of our power and fuel hedging contracts and the difference between market prices and contract costs for coal that we purchased under long-term agreements. Power hedging contracts include sales of both power and natural gas used to hedge power prices as well as hedges to capture the incremental value related to the geographic location of our physical assets.

Unrealized gross margin represents the net unrealized gain or loss on our derivative contracts, including the reversal of unrealized gains and losses recognized in prior periods and changes in value for future periods.

Operating Statistics

The following table summarizes Net Capacity Factor by region for the years ended December 31, 2009 and 2008:

	Years Ended December 31,		Increase/ (Decrease)
	2009	2008	
Mid-Atlantic	30%	33%	(3)%
Northeast	10%	13%	(3)%
California	5%	4%	1%
Total	19%	21%	(2)%

The following table summarizes power generation volumes by region for the years ended December 31, 2009 and 2008 (in gigawatt hours):

	Years Ended December 31,		Increase/	Increase/
	2009	2008	(Decrease)	(Decrease)
Mid-Atlantic:				
Baseload	13,500	14,350	(850)	(6)%
Intermediate	363	489	(126)	(26)%
Peaking	92	160	(68)	(43)%
Total Mid-Atlantic	13,955	14,999	(1,044)	(7)%
Northeast:				
Baseload	1,425	1,131	294	26%
Intermediate	673	1,919	(1,246)	(65)%
Peaking	3	5	(2)	(40)%
Total Northeast	2,101	3,055	(954)	(31)%
California:				
Intermediate	1,050	868	182	21%
Peaking	4	21	(17)	(81)%
Total California	1,054	889	165	19%
Total	17,110	18,943	(1,833)	(10)%

The total decrease in power generation volumes for the year ended December 31, 2009, as compared to the year ended December 31, 2008, is primarily the result of the following:

Mid-Atlantic. A decrease in our Mid-Atlantic baseload generation as a result of a decrease in demand in 2009 compared to 2008 and a decrease in natural gas prices, which at times made it uneconomic for certain of our coal-fired units to generate.

Northeast. A decrease in our Northeast intermediate generation as a result of transmission upgrades in 2009, which reduced the demand for certain of our intermediate units, partially offset by an increase in our Northeast baseload generation as a result of an increase in market spark spreads.

California. All of our California generating facilities operate under tolling agreements or are subject to RMR arrangements. Our natural gas-fired units in service at Contra Costa and Pittsburg operate under tolling agreements with PG&E for 100% of the capacity from these units and our Potrero units are subject to RMR arrangements. Therefore, changes in power generation volumes from those generating facilities, which can be caused by weather, planned outages or other factors, generally do not affect our gross margin.

Mid-Atlantic

Our Mid-Atlantic segment includes four generating facilities with total net generating capacity of 5,194 MW.

The following table summarizes the results of operations of our Mid-Atlantic segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2009	2008	
Gross Margin:			
Energy	$ 170	$ 517	$(347)
Contracted and capacity	351	340	11
Realized value of hedges	586	181	405
Total realized gross margin	1,107	1,038	69
Unrealized gross margin	144	676	(532)
Total gross margin	1,251	1,714	(463)
Operating Expenses:			
Operations and maintenance	434	412	22
Depreciation and amortization	98	92	6
Impairment losses	385	—	385
Gain on sales of assets, net	(14)	(8)	(6)
Total operating expenses, net	903	496	407
Operating income	348	1,218	(870)
Total other expense, net	4	1	3
Income from continuing operations	$ 344	$1,217	$(873)

Gross Margin

The increase of $69 million in realized gross margin was principally a result of the following:

- an increase of $405 million in realized value of hedges. In 2009, realized value of hedges was $586 million, which reflects the amount by which the settlement value of power contracts exceeded market prices for power, partially offset by the amount by which contract prices for coal that we purchased under long-term agreements exceeded market prices for coal. In 2008, realized value of hedges was $181 million, which reflects the amount by which market prices for coal exceeded contract prices for coal that we purchased under long-term agreements, partially offset by the amount by which market prices for power exceeded the settlement value of power contracts; and
- an increase of $11 million in contracted and capacity primarily related to higher capacity prices in 2009; partially offset by
- a decrease of $347 million in energy, primarily as a result of a decrease in power prices, an increase in the cost of emissions allowances, including $41 million to comply with the RGGI in 2009, and lower generation volumes. The lower generation volumes were a result of lower demand and decreases in natural gas prices, which at times made it uneconomic for certain of our coal-fired units to generate. These decreases were partially offset by a decrease in the price of coal.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $144 million in 2009, which included a $633 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and natural gas prices, partially offset by unrealized losses of $489 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods; and
- unrealized gains of $676 million in 2008, which included a $399 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and natural gas prices and unrealized gains of $277 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods.

Operating Expenses

The increase of $407 million in operating expenses was primarily a result of the following:

- an increase of $385 million in impairment losses recognized in the fourth quarter of 2009, including $202 million related to our Potomac River generating facility and $183 million related to goodwill recorded at our Mirant Mid-Atlantic registrant on its standalone balance sheet. The goodwill does not exist at Mirant Corporation's consolidated balance sheet. As such, the goodwill impairment loss and related goodwill balance are eliminated upon consolidation at Mirant North America. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to our impairment of the Potomac River generating facility;
- an increase of $22 million in operations and maintenance expense primarily as a result of higher labor costs related to increased staffing levels in preparation for the operation of our scrubbers and an increase in Maryland property taxes, offset in part by a decrease in maintenance costs associated with a decrease in planned outages; and
- an increase of $6 million in depreciation and amortization expense primarily related to pollution control equipment for NOx emissions that was placed in service in 2008 as part of our compliance with the Maryland Healthy Air Act; partially offset by
- an increase of $6 million in gain on sales of assets primarily related to emissions allowances sold to third parties.

Northeast

Our Northeast segment is comprised of our three generating facilities located in Massachusetts and one generating facility located in New York with total net generating capacity of 2,535 MW.

The following table summarizes the results of operations of our Northeast segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2009	2008	
Gross Margin:			
Energy	$ 23	$ 73	$(50)
Contracted and capacity	93	90	3
Realized value of hedges	43	26	17
Total realized gross margin	159	189	(30)
Unrealized gross margin	16	(10)	26
Total gross margin	175	179	(4)
Operating Expenses:			
Operations and maintenance	126	167	(41)
Depreciation and amortization	18	19	(1)
Gain on sales of assets, net	(4)	(30)	26
Total operating expenses, net	140	156	(16)
Operating income	35	23	12
Total other income, net	—	(1)	1
Income from continuing operations	$ 35	$ 24	$ 11

Gross Margin

The decrease of $30 million in realized gross margin was principally a result of the following:

- a decrease of $50 million in energy, primarily as a result of a 31% decrease in generation volumes because of transmission upgrades which reduced the need for the Canal generating facility to operate, a decrease in power prices, an increase in the cost of emissions allowances, including $4 million to comply with the RGGI in 2009 and the shutdown of the Lovett generating facility in 2008 offset in part by lower fuel costs; partially offset by
- an increase of $17 million in realized value of hedges. In 2009, realized value of hedges was $43 million, which reflects the amount by which the settlement value of power contracts exceeded market prices for power, partially offset by the amount by which contract prices for fuel exceeded market prices for fuel. In 2008, realized value of hedges was $26 million, which reflects the amount by which market prices for fuel exceeded contract prices for fuel and the amount by which the settlement value of power contracts exceeded market prices for power.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $16 million in 2009, which included a $65 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and fuel prices, partially offset by unrealized losses of $49 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods; and
- unrealized losses of $10 million in 2008, which included unrealized losses of $6 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods and a $4 million net decrease in the value of hedge contracts for future periods primarily related to increases in forward power and fuel prices.

Operating Expenses

The decrease of $16 million in operating expenses included a decrease of $41 million in operations and maintenance expense primarily related to the shutdown of the Lovett generating facility in April 2008 and lower maintenance expense as a result of planned outages at the Canal generating facility in 2008, partially offset by a decrease of $26 million in gain on sales of assets primarily related to emissions allowances sold to third parties.

California

Our California segment consists of the Contra Costa, Pittsburg and Potrero generating facilities with total net generating capacity of 2,347 MW and includes business development efforts for new generation in California, including Mirant Marsh Landing.

The following table summarizes the results of operations of our California segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2009	2008	
Gross Margin:			
Energy	$ —	$ 4	$ (4)
Contracted and capacity	122	123	(1)
Total realized gross margin	122	127	(5)
Unrealized gross margin	—	—	—
Total gross margin	122	127	(5)
Operating Expenses:			
Operations and maintenance	78	76	2
Depreciation and amortization	22	23	(1)
Impairment losses	14	—	14
Gain on sales of assets, net	—	(7)	7
Total operating expenses, net	114	92	22
Operating income	8	35	(27)
Total other expense, net	2	1	1
Income from continuing operations	$ 6	$ 34	$(28)

Operating Expenses

The increase of $22 million in operating expenses was principally a result of the following:

- an impairment loss of $14 million on intangible assets related to our Potrero and Contra Costa generating facilities during 2009. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to our impairment reviews; and
- a decrease of $7 million in gain on sales of assets primarily related to emissions allowances sold to third parties.

Other Operations

Other Operations includes proprietary trading and fuel oil management activities, unallocated corporate overhead, interest expense on debt at Mirant Americas Generation and Mirant North America and interest income on our invested cash balances.

The following table summarizes the results of operations of our Other Operations segment (in millions):

	Years Ended December 31, 2009	Years Ended December 31, 2008	Increase/ (Decrease)
Gross Margin:			
Energy	$ 167	$ (17)	$ 184
Total realized gross margin	167	(17)	184
Unrealized gross margin	(113)	120	(233)
Total gross margin	54	103	(49)
Operating Expenses:			
Operations and maintenance	(28)	28	(56)
Depreciation and amortization	11	10	1
Impairment losses	5	—	5
Gain on sales of assets, net	—	(2)	2
Total operating expenses (income), net	(12)	36	(48)
Operating income	66	67	(1)
Total other expense, net	129	123	6
Loss from continuing operations before income taxes	$ (63)	$ (56)	$ (7)

Gross Margin

The increase of $184 million in realized gross margin was a result of a $112 million increase in gross margin from our fuel oil management activities and a $72 million increase in gross margin from proprietary trading activities. The increase in gross margin from our fuel oil management activities includes a $25 million gain from the sale of excess fuel oil in 2009 and a $37 million lower of cost or market fuel oil inventory adjustment recognized in the fourth quarter of 2008. The increase in gross margin from proprietary trading activities was a result of higher realized value associated with power positions in 2009 as compared to 2008.

Our unrealized gross margin for both periods reflects the following:

- unrealized losses of $113 million in 2009, which included unrealized losses of $101 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods and a $12 million net decrease in the value of contracts for future periods; and
- unrealized gains of $120 million in 2008, which included a $65 million net increase in the value of contracts for future periods and unrealized gains of $55 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods.

Operating Expenses

The decrease of $48 million in operating expenses (income), net was principally the result of the following:

- a decrease of $62 million related to the MC Asset Recovery settlement with Southern Company in 2009, including a $52 million reduction in operations and maintenance expense for the reimbursement of funds provided to MC Asset Recovery and costs incurred related to MC Asset Recovery not previously reimbursed and a $10 million reversal of accruals for future funding to MC Asset Recovery. See Note 14 to our consolidated financial statements contained elsewhere in this report for additional information related to the settlement between MC Asset Recovery and Southern Company; and
- a decrease of $10 million related to the bonus plan for dispositions that ended in June 2008; partially offset by

- an increase of $9 million related to severance and stock-based compensation costs primarily as a result of the departure of certain executives in 2009. See Note 6 to our consolidated financial statements contained elsewhere in this report for additional information related to the departure of these executives;
- an increase of $5 million in impairment losses recognized in the fourth quarter of 2009 for capitalized interest recorded at Mirant North America related to the Potomac River generating facility; and
- an increase related to a curtailment gain on pension and postretirement benefits of $5 million related to the shutdown of the Lovett generating facility in April 2008.

Other Expense, Net

The increase of $6 million in other expense, net was principally the result of the following:

- a decrease of $63 million in interest income primarily related to lower interest rates on invested cash and lower average cash balances; partially offset by
- a decrease of $52 million in interest expense primarily as a result of lower outstanding debt and higher interest capitalized on projects under construction; and
- a loss of $3 million in 2008 related to the purchase of approximately $276 million of Mirant Americas Generation senior notes due in 2011.

Other Significant Consolidated Statements of Operations Comparison

Provision for Income Taxes

Provision for income taxes increased $10 million, which includes an increase in our federal alternative minimum tax of $7 million and an increase in our state income taxes of $3 million primarily as a result of a change in 2008 in the State of California's tax law that suspended the utilization of net operating loss carry forwards for the 2008 and 2009 tax years.

Discontinued Operations

For the year ended December 31, 2008, income from discontinued operations was $50 million and included insurance recoveries related to the Sual generating facility outages that occurred prior to the 2007 sale of the Philippine business and final working capital adjustments related to the 2007 sale of the Caribbean business.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

Consolidated Financial Performance

We reported net income of $1.265 billion and $1.995 billion for the years ended December 31, 2008 and 2007, respectively. The change in net income is detailed as follows (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2008	2007	
Realized gross margin	$1,343	$1,643	$ (300)
Unrealized gross margin	786	(536)	1,322
Total gross margin	2,129	1,107	1,022
Operating Expenses:			
Operations and maintenance	683	707	(24)
Depreciation and amortization	144	129	15
Impairment losses	—	175	(175)
Gain on sales of assets, net	(39)	(45)	6
Total operating expenses, net	788	966	(178)
Operating income	1,341	141	1,200
Total other expense (income), net	124	(299)	423
Income from continuing operations before reorganization items, net and income taxes	1,217	440	777
Reorganization items, net	—	(2)	2
Provision for income taxes	2	9	(7)
Income from continuing operations	1,215	433	782
Income from discontinued operations	50	1,562	(1,512)
Net income	$1,265	$1,995	$ (730)

The following discussion includes non-GAAP financial measures because we present our consolidated financial performance in terms of gross margin. Gross margin is our operating revenue less cost of fuel, electricity and other products, and excludes depreciation and amortization. We present gross margin, excluding depreciation and amortization, and realized gross margin separately from unrealized gross margin in order to be consistent with how we manage our business. Realized gross margin and unrealized gross margin are both non-GAAP financial measures. Realized gross margin represents our gross margin less unrealized gains and losses on derivative financial instruments for the periods presented. Conversely, unrealized gross margin is our unrealized gains and losses on derivative financial instruments for the periods presented. Management generally evaluates our operating results excluding the impact of unrealized gains and losses. None of our derivative financial instruments recorded at fair value is designated as a hedge and changes in their fair values are recognized currently in income as unrealized gains or losses. As a result, our financial results are, at times, volatile and subject to fluctuations in value primarily because of changes in forward electricity and fuel prices. Adjusting our gross margin to exclude unrealized gains and losses provides a measure of performance that eliminates the volatility created by significant shifts in market values between periods. However, our realized and unrealized gross margin may not be comparable to similarly titled non-GAAP financial measures used by other companies. We encourage our investors to review our consolidated financial statements and other publicly filed reports in their entirety and not to rely on a single financial measure.

For the year ended December 31, 2008, our realized gross margin decrease of $300 million was principally a result of the following:

- a decrease in energy of $361 million as a result of an increase in fuel prices, lower generation volumes and a decrease in the contribution of proprietary trading and fuel oil management activities, partially offset by an increase in power prices and a decrease in the cost of emissions allowances; and
- a decrease of $60 million in realized value of hedges. In 2008, realized value of hedges was $207 million, which reflects the amount by which market prices for fuel exceeded contract prices for fuel, partially offset by the amount by which market prices for power exceeded the settlement value of power contracts. In 2007, realized value of hedges was $267 million, which reflects the amount by which the settlement value of power contracts exceeded the market prices for power and the amount by which market prices for fuel exceeded contract prices for fuel; partially offset by
- an increase of $121 million in contracted and capacity primarily related to a full year of PJM RPM capacity payments in 2008 in the Mid-Atlantic. The contracted and capacity gross margin for 2007 included a refund to us of $36 million for payments made under the Back-to-Back Agreement for periods after May 31, 2006, as a result of the Pepco Settlement Agreement becoming fully effective in August 2007.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $786 million in 2008, which included a $460 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and natural gas prices and unrealized gains of $326 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods; and
- unrealized losses of $536 million in 2007, which included unrealized losses of $438 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods and a $98 million net decrease in the value of hedge contracts for future periods primarily related to increases in forward power and natural gas prices.

Our operating expense decrease of $178 million was primarily a result of a decrease of $175 million as a result of the impairment loss on our Lovett generating facility recognized in the second quarter of 2007. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to this impairment.

Other expense (income), net decreased $423 million primarily as a result of the following:

- a decrease in other, net of $348 million, which included a gain of $341 million in 2007 resulting from the termination of the Back-to-Back Agreement and a gain of $2 million for the refund of excess proceeds from the sales of shares distributed to Pepco, both as a result of the Pepco Settlement Agreement becoming fully effective. See Note 15 to our consolidated financial statements contained elsewhere in this report for additional information related to the Pepco Settlement Agreement; and
- a decrease of $130 million in interest income primarily related to lower average cash balances and lower interest rates on invested cash; partially offset by
- a decrease of $73 million in interest expense related to lower debt outstanding and higher interest capitalized on construction projects in 2008.

Gross Margin Overview

The following tables detail realized and unrealized gross margin for the years ended December 31, 2008 and 2007, by operating segments (in millions):

	Year Ended December 31, 2008					
	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
Energy	$ 517	$ 73	$ 4	$ (17)	$ 6	$ 583
Contracted and capacity	340	90	123	—	—	553
Realized value of hedges	181	26	—	—	—	207
Total realized gross margin	1,038	189	127	(17)	6	1,343
Unrealized gross margin	676	(10)	—	120	—	786
Total gross margin	$1,714	$179	$127	$103	$ 6	$2,129

	Year Ended December 31, 2007					
	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
Energy	$ 686	$128	$ 3	$109	$18	$ 944
Contracted and capacity	196	87	132	17	—	432
Realized value of hedges	202	65	—	—	—	267
Total realized gross margin	1,084	280	135	126	18	1,643
Unrealized gross margin	(479)	(43)	—	(14)	—	(536)
Total gross margin	$ 605	$237	$135	$112	$18	$1,107

Energy represents gross margin from the generation of electricity, fuel sales and purchases at market prices, fuel handling, steam sales and our proprietary trading and fuel oil management activities.

Contracted and capacity represents gross margin received from capacity sold in ISO and RTO administered capacity markets, through RMR contracts, through tolling agreements and from ancillary services. For the year ended December 31, 2007, contracted and capacity also included the Back-to-Back Agreement, which was terminated on August 10, 2007. See Note 15 to our consolidated financial statements contained elsewhere in this report for further discussion of the Pepco Settlement Agreement.

Realized value of hedges represents the actual margin upon the settlement of our power and fuel hedging contracts and the difference between market prices and contract costs for coal that we purchased under long-term agreements. Power hedging contracts include sales of both power and natural gas used to hedge power prices as well as hedges to capture the incremental value related to the geographic location of our physical assets.

Unrealized gross margin represents the net unrealized gain or loss on our derivative contracts, including the reversal of unrealized gains and losses recognized in prior periods and changes in value for future periods.

Operating Statistics

The following table summarizes Net Capacity Factor by region for the years ended December 31, 2008 and 2007:

	Years Ended December 31,		
	2008	2007	Decrease
Mid-Atlantic	33%	37%	(4)%
Northeast	13%	22%	(9)%
California	4%	4%	—%
Total	21%	25%	(4)%

The following table summarizes power generation volumes by region for the years ended December 31, 2008 and 2007 (in gigawatt hours):

	Years Ended December 31,			
	2008	2007	Increase/ (Decrease)	Increase/ (Decrease)
Mid-Atlantic:				
Baseload	14,350	15,390	(1,040)	(7)%
Intermediate	489	1,105	(616)	(56)%
Peaking	160	337	(177)	(53)%
Total Mid-Atlantic	14,999	16,832	(1,833)	(11)%
Northeast:				
Baseload	1,131	2,691	(1,560)	(58)%
Intermediate	1,919	2,814	(895)	(32)%
Peaking	5	5	—	—%
Total Northeast	3,055	5,510	(2,455)	(45)%
California:				
Intermediate	868	804	64	8%
Peaking	21	18	3	17%
Total California	889	822	67	8%
Total	18,943	23,164	(4,221)	(18)%

The total decrease in power generation volumes for the year ended December 31, 2008, as compared to the year ended December 31, 2007, is primarily the result of the following:

Mid-Atlantic. A decrease in Mid-Atlantic as a result of contracting dark spreads, lower demand and second quarter 2008 planned outages to allow for the installation of emissions control equipment as part of our compliance with the Maryland Healthy Air Act.

Northeast. A decrease in Northeast as a result of higher fuel prices at times making it uneconomic for certain units to generate, the shutdown of units 3 and 4 of the Lovett generating facility in April 2007 and the shutdown of unit 5 of the Lovett generating facility in April 2008.

California. All of our California generating facilities operate under tolling agreements or are subject to RMR arrangements. Our natural gas-fired units in service at Contra Costa and Pittsburg operate under tolling agreements with PG&E for 100% of the capacity from these units and our Potrero units are subject to RMR arrangements. Therefore, changes in power generation volumes from those generating facilities, which can be caused by weather, planned outages or other factors, generally do not affect our gross margin.

Mid-Atlantic

Our Mid-Atlantic segment includes four generating facilities with total net generating capacity of 5,194 MW.

The following table summarizes the results of operations of our Mid-Atlantic segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2008	2007	
Gross Margin:			
Energy	$ 517	$ 686	$ (169)
Contracted and capacity	340	196	144
Realized value of hedges	181	202	(21)
Total realized gross margin	1,038	1,084	(46)
Unrealized gross margin	676	(479)	1,155
Total gross margin	1,714	605	1,109
Operating Expenses:			
Operations and maintenance	412	360	52
Depreciation and amortization	92	81	11
Gain on sales of assets, net	(8)	—	(8)
Total operating expenses, net	496	441	55
Operating income	1,218	164	1,054
Total other expense (income), net	1	(5)	6
Income from continuing operations	$1,217	$ 169	$1,048

Gross Margin

The decrease of $46 million in realized gross margin was principally a result of the following:

- a decrease of $169 million in energy, primarily as a result of a substantial increase in the price of coal, partially offset by an increase in power prices and a decrease in the cost of emissions allowances. The decrease in energy also included a $13 million lower of cost or market fuel oil inventory adjustment recognized in the fourth quarter of 2008. In addition, generation volumes decreased 11% as a result of contracting dark spreads, lower demand that resulted in less generation from our intermediate and peaking generating facilities and second quarter 2008 planned outages to allow for the installation of emissions control equipment as part of our compliance with the Maryland Healthy Air Act;
- a decrease of $21 million in realized value of hedges. In 2008, realized value of hedges was $181 million, which reflects the amount by which market prices for coal exceeded contract prices for coal that we purchased under long-term agreements, partially offset by the amount by which market prices for power exceeded the settlement value of power contracts. In 2007, realized value of hedges was $202 million, which reflects the amount by which the settlement value of power contracts exceeded market prices for power and the amount by which market prices for coal exceeded the contract prices for coal that we purchased under long-term agreements; partially offset by
- an increase of $144 million in contracted and capacity primarily related to higher capacity revenues for 2008 as a result of the commencement of the PJM RPM capacity market in June 2007.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $676 million in 2008, which included a $399 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and natural gas prices and unrealized gains of $277 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods; and

- unrealized losses of $479 million in 2007, which included unrealized losses of $270 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods and a $209 million net decrease in the value of hedge contracts for future periods primarily related to increases in forward power prices.

Operating Expenses

The increase of $55 million in operating expenses is primarily a result of the following:

- an increase of $52 million in operations and maintenance expense, which included:
  - an increase of $29 million related to the timing of our planned outages and an increase in labor and chemical costs related to our pollution control equipment for NOx emissions that was placed in service in 2008 as part of our compliance with the Maryland Healthy Air Act; and
  - $23 million in increased allocated corporate overhead costs. With the completion of several dispositions by Mirant in the second and third quarters of 2007 and the shutdown of units 3 and 4 of the Lovett generating facility in the second quarter of 2007, Mirant Mid-Atlantic received a greater allocation of Mirant's corporate overhead costs in the year ended December 31, 2008, than in the same period in 2007.
- an increase of $11 million in depreciation and amortization expense related to pollution control equipment for NOx emissions placed in service as part of our compliance with the Maryland Healthy Air Act; partially offset by
- an increase of $8 million in gain on sales of assets, net primarily as a result of the sales of emissions allowances in 2008.

Northeast

Our Northeast segment is comprised of our three generating facilities located in Massachusetts and one generating facility located in New York with total net generating capacity of 2,535 MW.

The following table summarizes the results of operations of our Northeast segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2008	2007	
Gross Margin:			
Energy	$ 73	$128	$ (55)
Contracted and capacity	90	87	3
Realized value of hedges	26	65	(39)
Total realized gross margin	189	280	(91)
Unrealized gross margin	(10)	(43)	33
Total gross margin	179	237	(58)
Operating Expenses:			
Operations and maintenance	167	179	(12)
Depreciation and amortization	19	25	(6)
Impairment losses	—	175	(175)
Gain on sales of assets, net	(30)	(49)	19
Total operating expenses, net	156	330	(174)
Operating income (loss)	23	(93)	116
Total other income, net	(1)	(7)	6
Income (loss) from continuing operations before reorganization items, net	$ 24	$ (86)	$ 110

Gross Margin

The decrease of $91 million in realized gross margin was principally a result of the following:

- a decrease of $55 million in energy, primarily as a result of the shutdown of the Lovett generating facility, lower generation volumes and increased fuel costs, partially offset by higher power prices; and
- a decrease of $39 million in realized value of hedges. In 2008, realized value of hedges was $26 million, which reflects the amount by which market prices for fuel exceeded contract prices for fuel and the amount by which the settlement value of power contracts exceeded market prices for power. In 2007, realized value of hedges was $65 million, which reflects the amount by which the settlement value of power contracts exceeded market prices for power, partially offset by the amount by which contract prices for fuel exceeded market prices for fuel.

Our unrealized gross margin for both periods reflects the following:

- unrealized losses of $10 million in 2008, which included unrealized losses of $6 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods and a $4 million net decrease in the value of hedge contracts for future periods primarily related to increases in forward power and fuel prices; and
- unrealized losses of $43 million in 2007, which included unrealized losses of $57 million from power and fuel contracts that settled during the period for which net unrealized gains had been recorded in prior periods, partially offset by a $14 million net increase in the value of hedge contracts for future periods primarily related to decreases in forward power and fuel prices.

Operating Expenses

The decrease of $174 million in operating expenses was principally the result of the following:

- a decrease of $175 million as a result of the impairment loss on our Lovett generating facility recognized in the second quarter of 2007. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to this impairment;
- a decrease of $12 million in operations and maintenance expense primarily related to the Lovett generating facility, which included a decrease of $33 million in operating costs, partially offset by $17 million of shutdown costs at the Lovett generating facility incurred in 2008. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to the shutdown of the Lovett generating facility; and
- a decrease of $19 million in gain on sales of assets. In 2008, subsidiaries in our Northeast segment recognized a gain of $30 million, of which $24 million related to emissions allowances sold to third parties. In 2007, subsidiaries in our Northeast segment recognized a gain of $49 million which included a $14 million gain on the sale of certain ancillary equipment included in the sale of the six United States natural gas-fired generating facilities and a $33 million gain on the sales of emissions allowances, of which $11 million related to emissions allowances sold to Mirant Mid-Atlantic that are eliminated in our consolidated statement of operations.

California

Our California segment consists of the Contra Costa, Pittsburg and Potrero generating facilities with total net generating capacity of 2,347 MW and includes business development efforts for new generation in California, including Mirant Marsh Landing.

The following table summarizes the results of operations of our California segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2008	2007	
Gross Margin:			
Energy	$ 4	$ 3	$ 1
Contracted and capacity	123	132	(9)
Total realized gross margin	127	135	(8)
Unrealized gross margin	—	—	—
Total gross margin	127	135	(8)
Operating Expenses:			
Operations and maintenance	76	74	2
Depreciation and amortization	23	13	10
Gain on sales of assets, net	(7)	(2)	(5)
Total operating expenses, net	92	85	7
Operating income	35	50	(15)
Total other expense (income), net	1	(5)	6
Income from continuing operations	$ 34	$ 55	$(21)

Gross Margin

The decrease of $9 million in contracted and capacity included a $3 million lower of cost or market fuel oil inventory adjustment recognized in the fourth quarter of 2008 and extended outages at unit 3 of the Potrero generating facility in the first quarter of 2008.

Operating Expenses

The increase of $7 million in operating expenses was principally the result of higher development costs and higher depreciation expense in 2008, partially offset by lower maintenance expenses and an increase in gains on sales of assets, net primarily as a result of the sales of emissions allowances in 2008.

Other Operations

Other Operations includes proprietary trading and fuel oil management activities, unallocated corporate overhead, interest expense on debt at Mirant Americas Generation and Mirant North America and interest income on our invested cash balances. For the year ended December 31, 2007, Other Operations also included gains and losses related to the Back-to-Back Agreement, which was terminated pursuant to a settlement that became effective in the third quarter of 2007. See "Pepco Litigation" in Note 15 to our consolidated financial statements contained elsewhere in this report for further discussion of the Back-to-Back Agreement.

The following table summarizes the results of operations of our Other Operations segment (in millions):

	Years Ended December 31,		Increase/ (Decrease)
	2008	2007	
Gross Margin:			
Energy	$(17)	$ 109	$(126)
Contracted and capacity	—	17	(17)
Total realized gross margin	(17)	126	(143)
Unrealized gross margin	120	(14)	134
Total gross margin	103	112	(9)
Operating Expenses:			
Operations and maintenance	28	94	(66)
Depreciation and amortization	10	10	—
Gain on sales of assets, net	(2)	(5)	3
Total operating expenses, net	36	99	(63)
Operating income	67	13	54
Total other expense (income), net	123	(282)	405
Income (loss) from continuing operations before income taxes	$(56)	$ 295	$(351)

Gross Margin

The decrease of $143 million in realized gross margin was principally a result of the following:

- a decrease of $126 million in energy, comprised of a $83 million decrease from fuel oil management activities, a $37 million lower of cost or market fuel oil inventory adjustment recognized in the fourth quarter of 2008 and a $6 million decrease from proprietary trading activities. The significant decrease in the contribution from fuel oil management activities primarily relates to the timing of the settlement of contracts used to hedge the fair value of fuel oil inventory compared to the timing of the use or sale of the fuel oil; and
- a decrease of $17 million in contracted and capacity resulting from the termination of the Back-to-Back Agreement in the third quarter of 2007. See Note 15 to our consolidated financial statements contained elsewhere in this report for additional information related to the Pepco Settlement Agreement.

Our unrealized gross margin for both periods reflects the following:

- unrealized gains of $120 million in 2008, which included a $65 million net increase in the value of contracts for future periods and unrealized gains of $55 million from power and fuel contracts that settled during the period for which net unrealized losses had been recorded in prior periods; and
- unrealized losses of $14 million in 2007, including:
  - unrealized losses of $102 million in 2007, which included unrealized losses of $115 million from power and fuel contracts that settled during the period for which unrealized gains had been recorded in prior periods, partially offset by a $13 million net increase in the value of contracts for future periods; partially offset by
  - $88 million of unrealized gains on the Back-to-Back Agreement and related hedges. The Back-to-Back Agreement was terminated in the third quarter of 2007.

Operating Expenses

The decrease of $63 million in operating expenses was primarily a result of a decrease of $66 million in operations and maintenance expense, which include:

- a decrease of $32 million resulting from the 2007 increase in our estimated obligation to MC Asset Recovery under the Plan. See Note 14 to our consolidated financial statements contained elsewhere in this report for additional information related to MC Asset Recovery;
- a decrease of $26 million related to corporate overhead costs included in Other Operations in 2007 but allocated across Mirant's operating segments in 2008;
- a decrease of $16 million related to the 2007 bonus plan for dispositions;
- a decrease of $9 million related to litigation contingencies; partially offset by
- an increase of $27 million related to a decrease in curtailment gains on pension and postretirement benefits reflected as a reduction of operations and maintenance expense.

Other Expense (Income), Net

Other expense (income), net decreased $405 million primarily as a result of the following:

- a decrease in other, net of $348 million, which included a gain of $341 million in 2007 resulting from the termination of the Back-to-Back Agreement and a gain of $2 million for the refund of excess proceeds from the sales of shares distributed to Pepco, both as a result of the Pepco Settlement Agreement becoming fully effective. See Note 15 to our consolidated financial statements contained elsewhere in this report for additional information related to the Pepco Settlement Agreement;
- a decrease of $130 million in interest income primarily related to lower average cash balances and lower interest rates on invested cash; partially offset by
- a decrease of $73 million in interest expense related to lower debt outstanding and higher interest capitalized on construction projects in 2008.

Other Significant Consolidated Statements of Operations Comparison

Discontinued Operations

For the year ended December 31, 2008, income from discontinued operations was $50 million and included insurance recoveries related to the Sual generating facility outages that occurred prior to the sale.

For the year ended December 31, 2007, income from discontinued operations was $1.562 billion and included:

- a pre-tax gain of $2.003 billion on the sale of the Philippine business, a pre-tax gain of $63 million on the sale of the Caribbean business, a reduction of $30 million to the previous impairment of six U.S. natural gas-fired generating facilities and a gain of $8 million on the sale of Mirant NY-Gen; partially offset by
- an income tax provision of $704 million related to the sale of the Philippine business; and
- operating results for the discontinued operations.

See Note 8 to our consolidated financial statements contained elsewhere in this report for additional information related to the dispositions and discontinued operations.

Financial Condition

Liquidity and Capital Resources

We expect that we will have sufficient liquidity for our future operations and capital expenditures, and to service our debt obligations. We regularly monitor our ability to finance the needs of our operating, investing and financing activities. See Note 4 to our consolidated financial statements contained elsewhere in this report for additional discussion of our debt.

Sources of Funds and Capital Structure

The principal sources of our liquidity are expected to be: (1) existing cash on hand (including $1.5 billion at Mirant Corporation) and expected cash flows from the operations of our subsidiaries; (2) letters of credit issued or borrowings made under Mirant North America's senior secured revolving credit facility; (3) letters of credit issued under Mirant North America's senior secured term loan; and (4) planned project financing for the Mirant Marsh Landing generating facility.

The table below sets forth total cash, cash equivalents and availability under credit facilities of Mirant and its subsidiaries (in millions):

	At December 31,	
	2009	2008
Cash and Cash Equivalents:		
Mirant Corporation	$1,524	$1,469
Mirant Americas Generation	1	—
Mirant North America	278	229
Mirant Mid-Atlantic	125	125
Other	25	8
Total cash and cash equivalents	1,953	1,831
Less: cash restricted and reserved for other purposes	(11)	(2)
Total available cash and cash equivalents	1,942	1,829
Available under credit facilities	680	583
Total cash, cash equivalents and credit facilities availability	$2,622	$2,412

We consider all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, except for amounts held in bank accounts to cover upcoming payables, all of our cash and cash equivalents were invested in AAA-rated United States Treasury money market funds.

Available under credit facilities at December 31, 2009 and 2008, reflects a $45 million effective reduction as a result of the bankruptcy filing of Lehman Commercial Paper, Inc., a lender under the Mirant North America senior secured revolving credit facility, but includes the $50 million commitment under such facility by CIT Capital USA Inc., whose corporate parent, CIT Group Inc., filed for and emerged from bankruptcy reorganization on November 1, 2009 and December 10, 2009, respectively. See Item 1A. "Risk Factors" for a description of risks related to the lenders under our credit facility.

We and certain of our subsidiaries, including Mirant Americas Generation and Mirant North America, are holding companies. The chart below is a summary representation of our capital structure and is not a complete corporate organizational chart.



Mirant Corporation
Mirant Americas
Mirant Marsh Landing
Mirant Americas Generation
• $535 million of 8.3% senior notes due 2011
• $450 million of 8.5% senior notes due 2021
• $400 million of 9.125% senior notes due 2031
Mirant North America
• $850 million of 7.375% senior notes due 2013
• Revolving credit and term loan facilities comprised of:
• Revolving credit facility, due January 2012, with $76 million letters of credit issued as of December 31, 2009
• Term loan facility, due January 2013, $373 million outstanding, including $123 million of letters of credit issued as of December 31, 2009
Mirant California, Massachusetts and New York subsidiaries
• Guarantors of Mirant North America's credit facilities and senior notes
Mirant Mid-Atlantic
• Mirant Mid-Atlantic leveraged leases

Except for existing cash on hand and, in the case of Mirant North America, borrowings and letters of credit under its credit facilities, the Mirant Corporation, Mirant Americas Generation and Mirant North America holding companies are dependent for liquidity on the distributions and dividends of their subsidiaries.

A significant portion of cash from our operations is generated by the power generating facilities of Mirant Mid-Atlantic. Under the Mirant Mid-Atlantic leveraged leases, Mirant Mid-Atlantic is subject to a covenant that restricts its right to make distributions to Mirant North America. Mirant Mid-Atlantic's ability to satisfy the criteria set by that covenant in the future could be impaired by factors which negatively affect its financial performance, including interruptions in operations or curtailments of operations to comply with environmental restrictions, significant capital and other expenditures and adverse conditions in the power and fuel markets.

Mirant North America is an intermediate holding company that is a subsidiary of Mirant Americas Generation and the parent of its indirect subsidiaries, including Mirant Mid-Atlantic. Mirant North America incurred certain indebtedness pursuant to its senior notes and senior secured credit facilities secured by the assets of Mirant North America and its subsidiaries (other than Mirant Mid-Atlantic and Mirant Energy Trading). The indebtedness of Mirant North America includes certain covenants typical in such notes and credit facilities, including restrictions on dividends, distributions and other restricted payments. Further, the notes and senior secured credit facilities include financial covenants that exclude from the calculation the financial results of any subsidiary that is unable to make distributions or dividends at the time of such calculation. Thus, the inability of Mirant Mid-Atlantic to make distributions to Mirant North America under the leveraged lease transaction would have a material adverse effect on the calculation of the financial covenants under the senior notes and senior secured credit facilities of Mirant North America, including the leverage and interest coverage maintenance covenants under its senior credit facility.

The ability of Mirant Americas Generation to pay its obligations is dependent on the receipt of dividends from Mirant North America, capital contributions from Mirant Corporation and its ability to refinance all or a portion of those obligations as they become due. Although we continue to evaluate our refinancing options, we expect to maintain adequate liquidity to retire the Mirant Americas Generation senior notes that come due in May 2011.

Maintaining sufficient liquidity in our business is crucial in order to mitigate the risk of future financial distress to us. Accordingly, we plan on a prospective basis for the expected liquidity requirements of our business considering the factors listed below:

- expected expenditures with respect to maintenance activities and capital improvements, and related outages;
- expected collateral postings in support of our business;
- effects of market price volatility on the amount of collateral postings for economic hedge transactions and risk management transactions;
- effects of market price volatility on fuel pre-payment requirements;
- seasonal and intra-month working capital requirements;
- the development of new generating facilities, including Mirant Marsh Landing; and
- debt service obligations.

Our operating cash flows may be affected by, among other things: (1) demand for electricity; (2) the difference between the cost of fuel used to generate electricity and the market value of the electricity generated; (3) commodity prices (including prices for electricity, emissions allowances, natural gas, coal and oil); (4) the cost of operations and maintenance expenses in the ordinary course; (5) planned and unplanned outages; (6) terms with trade creditors; and (7) cash requirements for capital expenditures relating to certain facilities (including those necessary to comply with environmental regulations).

As noted above, the ability of Mirant North America and its subsidiary Mirant Mid-Atlantic to make distributions and pay dividends is restricted under the terms of Mirant North America's debt agreements and Mirant Mid-Atlantic's leveraged lease documentation, respectively. At December 31, 2009, Mirant North America had distributed to its parent, Mirant Americas Generation, all available cash that was permitted to be distributed under the terms of its debt agreements, leaving $403 million at Mirant North America and its subsidiaries. Of this amount, $125 million was held by Mirant Mid-Atlantic which, as of December 31, 2009, met the tests under the leveraged lease documentation permitting it to make distributions to Mirant North America. Although Mirant North America is in compliance with its financial covenants at December 31, 2009, it is restricted from making distributions by the free cash flow requirements under the restricted payment test of its senior credit facility. The primary factor lowering the free cash flow calculation for Mirant North America is the significant capital expenditure program of Mirant Mid-Atlantic to install emissions controls at its Chalk Point, Dickerson and Morgantown coal-fired units to comply with the Maryland Healthy Air Act. When the capital expenditures no longer affect the calculation of its free cash flow, Mirant North America is expected to be able again to make distributions. We do not expect the liquidity effect of the restriction on distributions under the Mirant North America senior credit facility to be material given that the majority of our liquidity needs arise from the activities of Mirant North America and its subsidiaries, the restriction does not limit Mirant North

America from making distributions to Mirant Americas Generation to fund interest payments on its senior notes and the majority of our total available cash and cash equivalents is held unrestricted at Mirant Corporation.

Except for permitted distributions to cover interest payable on Mirant Americas Generation's senior notes, as of December 31, 2009, the $4.329 billion of net assets of Mirant North America and its subsidiaries were restricted as defined under Rule 4-08(e)(3)(ii) of Regulation S-X.

Uses of Funds

Our requirements for liquidity and capital resources, other than for the day-to-day operation of our generating facilities, are significantly influenced by the following activities: (1) capital expenditures; (2) debt service and payments under the Mirant Mid-Atlantic leveraged leases; (3) collateral required for our asset management and proprietary trading and fuel oil management activities; and (4) the development of new generating facilities, in particular, the Mirant Marsh Landing generating facility.

Capital Expenditures. Our capital expenditures, excluding capitalized interest, for the year ended December 31, 2009, were $608 million. Our estimated capital expenditures, excluding capitalized interest, for 2010 and 2011 are $488 million and $372 million, respectively. See Item 1. "Business" for further discussion of our capital expenditures.

Debt Service. At December 31, 2009, we had $2.631 billion of long-term debt with expected interest payments of approximately $195 million for 2010. See Note 4 to our consolidated financial statements contained elsewhere in this report for additional information.

Under the terms of its senior secured term facility, Mirant North America is required to use 50% of its free cash flow for each fiscal year (less amounts paid to Mirant Americas Generation for the purpose of paying interest on the Mirant Americas Generation senior notes) to pay down its senior secured term loan, in addition to its scheduled amortization of $5 million per year. The percentage of free cash flow that Mirant North America is required to use to pay down its senior secured term loan may be reduced to 25% upon the achievement of a net debt to EBITDA ratio of less than 2:1. At December 31, 2009, Mirant North America's net debt to EBITDA ratio was less than 2:1. As such, it was required to use 25% of its free cash flow to pay down its senior secured term loan. We estimate this prepayment, which will be made during the first quarter of 2010, to be $66 million.

Mirant Mid-Atlantic Operating Leases. Mirant Mid-Atlantic leases the Dickerson and Morgantown baseload units and associated property through 2029 and 2034, respectively. Mirant Mid-Atlantic has an option to extend the leases. Any extensions of the respective leases would be for less than 75% of the economic useful life of the facility, as measured from the beginning of the original lease term through the end of the proposed remaining lease term. We are accounting for these leases as operating leases. Although there is variability in the scheduled payment amounts over the lease term, we recognize rent expense for these leases on a straight-line basis in accordance with the applicable accounting literature. Rent expense under the Mirant Mid-Atlantic leases was $96 million for each of the years ended December 31, 2009, 2008 and 2007. The scheduled payment amounts for the Mirant Mid-Atlantic leases are $140 million and $134 million for 2010 and 2011, respectively. As of December 31, 2009, the total notional minimum lease payments for the remaining term of the leases aggregated approximately $1.9 billion and the aggregate termination value for the leases was approximately $1.4 billion and generally decreases over time. In addition, Mirant Mid-Atlantic is required to post rent reserves in an aggregate amount equal to the greater of the next six months rent, 50% of the next 12 months rent or $75 million.

Cash Collateral and Letters of Credit. In order to sell power and purchase fuel in the forward markets and perform other energy trading and marketing activities, we often are required to provide credit support to our counterparties or make deposits with brokers. In addition, we often are required to provide cash collateral or letters of credit to access the transmission grid, to participate in power pools, to fund debt service and rent reserves and for other operating activities. Credit support includes cash collateral, letters of credit, surety bonds and financial guarantees. In the event that we default, the counterparty can draw on a letter of credit or apply cash collateral held to satisfy the existing amounts outstanding under an open contract. As of December 31, 2009, we had approximately $84 million of posted cash collateral and $211 million of letters of credit outstanding primarily to support our asset management activities, trading activities, debt service and rent reserve requirements and other commercial arrangements. Included in the letter of credit amount outstanding is a $12 million cash-collateralized letter of credit in support of the Mirant Marsh Landing PPA with PG&E, which amount will increase to approximately $80 million upon CPUC approval of the PPA. Our liquidity requirements are highly dependent on the level of our hedging activities, forward prices for energy, emissions allowances and fuel, commodity market volatility and credit terms with third parties. See Note 7 to our consolidated financial statements contained elsewhere in this report for additional information.

The following table summarizes cash collateral posted with counterparties and brokers, letters of credit issued and surety bonds provided (in millions):

	At December 31,	
	2009	2008
Cash collateral posted—energy trading and marketing	$ 41	$ 67
Cash collateral posted—other operating activities	43	44
Letters of credit—energy trading and marketing	51	76
Letters of credit—debt service and rent reserves	101	101
Letters of credit—other operating activities	59	124
Surety bonds	5	25
Total	$300	$437

Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations

Our debt obligations, off-balance sheet arrangements and contractual obligations as of December 31, 2009, are as follows (in millions):

	Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations by Year						
	Total	2010	2011	2012	2013	2014	>5 Years
Long-term debt	$4,217	$ 270	$ 712	$162	$1,286	$ 80	$1,707
Mirant Mid-Atlantic operating leases	1,870	140	134	132	138	131	1,195
Other operating leases	124	16	14	14	14	11	55
Fuel commitments	939	348	336	206	49	—	—
Maryland Healthy Air Act	269	269	—	—	—	—	—
Mirant Marsh Landing development project	208	40	87	75	6	—	—
Other	270	124	35	25	18	12	56
Total payments	$7,897	$1,207	$1,318	$614	$1,511	$234	$3,013

Our contractual obligations table does not include our derivative obligations reported at fair value, which are discussed in Note 2 to our consolidated financial statements contained elsewhere in this report and our asset retirement obligations which are discussed in Note 3 to our consolidated financial statements contained elsewhere in this report.

Long-term debt includes the current portion of long-term debt and long-term debt on our consolidated balance sheets, which are discussed in Note 4 to our consolidated financial statements contained elsewhere in this report. Long-term debt also includes estimated interest on debt. Interest on our variable interest debt is based on the United States Dollar LIBOR curve as of December 31, 2009.

Mirant Mid-Atlantic operating leases relate to our minimum lease payments associated with our off-balance sheet leases of the Dickerson and Morgantown baseload units. In addition, we have commitments under other operating leases with various terms and expiration dates.

Fuel commitments primarily relate to long-term coal agreements and related transportation agreements.

Maryland Healthy Air Act commitments reflect the remaining expected payments for capital expenditures to comply with the limitations for SO2, NOx and mercury emissions under the Maryland Healthy Air Act. We completed the installation of the remaining pollution control equipment related to compliance with the Maryland Healthy Air Act in the fourth quarter of 2009. However, provisions in our construction contracts provide that certain payments be made after final completion of the project.

Mirant Marsh Landing development project reflects the current projected commitments related to contracts that were executed as of December 31, 2009, including equipment and services, for the Marsh Landing generating facility. The Mirant Marsh Landing commitments are contingent upon the issuance of a notice to proceed by Mirant.

Other primarily represents the open purchase orders less invoices received related to general procurement of products and services purchased in the ordinary course of business. These include construction, maintenance and labor activities at our generating facilities. Other also includes our LTSA associated with the maintenance of a turbine at our Kendall generating facility, limestone supply and transportation agreements, our estimated pension and other postretirement benefit funding obligations, deferred compensation plans, liabilities related to the accounting for uncertainty in income taxes and miscellaneous noncurrent liabilities.

Cash Flows

Year Ended December 31, 2009 versus Year Ended December 31, 2008

The changes in our cash flows are detailed as follows (in millions):

	Years Ended December 31,		
	2009	2008	Increase/ (Decrease)
Cash and cash equivalents, beginning of year	$1,831	$ 4,961	$(3,130)
Net cash provided by operating activities:			
Continuing operations	808	677	131
Discontinued operations	9	50	(41)
Net cash provided by (used in) investing activities:			
Continuing operations	(646)	(719)	73
Discontinued operations	—	25	(25)
Net cash used in financing activities	(49)	(3,163)	3,114
Cash and cash equivalents, end of year	$1,953	$ 1,831	$ 122

Continuing Operations

Operating Activities. Our cash provided by operating activities is affected by seasonality, changes in energy prices and fluctuations in our working capital requirements. Net cash provided by operating activities from continuing operations increased $131 million for the year ended December 31, 2009, compared to the same period in 2008, primarily as a result of the following:

- *Realized gross margin.* An increase in cash provided of $176 million in 2009, compared to the same period in 2008, excluding a decrease in non-cash lower of cost or market fuel inventory adjustments of $33 million. See *Results of Operations* for additional discussion of our performance in 2009 compared to the same period in 2008;

- *Operating expense.* A decrease in cash used of $85 million related to lower operations and maintenance expense including $52 million of cash that we were reimbursed in 2009 as a result of the MC Asset Recovery settlement with Southern Company for funds that we provided to MC Asset Recovery and costs that we incurred related to MC Asset Recovery that had not been previously reimbursed. See Results of Operations for additional discussion of our performance in 2009 compared to the same period in 2008;
- *Net accounts receivable and payable.* A decrease in cash used of $78 million primarily related to a decrease in our net accounts receivable and payable as a result of a decrease in power prices in 2009 compared to the same period in 2008. In addition, the implementation in June 2009 of weekly settlements with PJM (in lieu of monthly settlements) has reduced the amount of outstanding receivables for the PJM market. The decrease in net accounts receivable and payable also includes an increase of approximately $39 million in accounts payable and accrued liabilities, which is offset by an increase in funds on deposit on our consolidated balance sheet as a result of funds retained by MC Asset Recovery from the settlement with Southern Company in 2009 to fund future expenses and apply against unpaid expenditures. The $39 million of funds retained by MC Asset Recovery had no effect on cash flows from operating activities; and
- *Other liabilities.* A decrease in cash used of $73 million primarily related to additional contributions to our pension plans of $64 million in 2008 as compared to no contributions in 2009.

The decreases in cash used in and increases in cash provided by operating activities were partially offset by the following:

- *Funds on deposit.* An increase in cash used of $122 million. In 2009, we used net cash of $18 million, of which approximately $39 million is related to an increase in funds on deposit as a result of funds retained by MC Asset Recovery from the settlement with Southern Company to fund future expenses and apply against unpaid expenditures. This increase in funds on deposit is offset by an increase of approximately $39 million in accounts payable and accrued liabilities, as described above. Funds on deposit also increased by $12 million because of funds posted in connection with the Mirant Marsh Landing PPA with PG&E. The increases in cash used were partially offset by $33 million of net cash collateral returned to us during 2009. In 2008, we had net cash collateral returned to us of $104 million primarily related to the cash collateral account to support issuance of letters of credit under the Mirant North America senior secured term loan;
- *Inventories.* An increase in cash used of $82 million as a result of higher inventory levels of coal and fuel oil, partially offset by lower market prices in 2009 as compared to 2008;
- *Accounts payable, collateral.* An increase in cash used of $24 million as a result of $8 million returned to counterparties in 2009 as compared to $16 million received from counterparties in 2008;
- *Prepaid rent.* An increase in cash used of $22 million because the scheduled rent payments for our Mirant Mid-Atlantic leveraged leases were higher for 2009 than 2008;
- *Interest expense, net.* An increase in cash used of $16 million reflecting lower interest income as a result of lower interest rates on invested cash, as well as lower average cash balances, partially offset by lower interest expense from lower outstanding debt and higher capitalized interest; and
- *Other operating assets and liabilities.* An increase in cash used of $15 million related to changes in other operating assets and liabilities.

Investing Activities. Net cash used in investing activities from continuing operations decreased by $73 million for the year ended December 31, 2009, compared to the same period in 2008. This difference was primarily a result of the following:

- *Capital expenditures.* A decrease in cash used of $75 million, partially offset by an increase of $20 million for capitalized interest, primarily related to our environmental capital expenditures for our Maryland generating facilities related to our compliance with the Maryland Healthy Air Act; and

- *Restricted deposit payments and other.* A decrease in cash used of $34 million primarily as a result of $34 million placed in an escrow account in September 2008, to satisfy the conditions of Mirant Potomac River's agreement with the City of Alexandria, Virginia. See Note 15 to our consolidated financial statements contained elsewhere in this report for additional information on Mirant Potomac River's agreement with the City of Alexandria, Virginia; partially offset by
- *Proceeds from the sales of assets.* A decrease in cash provided of $16 million primarily related to sales of emissions allowances to third parties.

Financing Activities. Net cash used in financing activities from continuing operations decreased by $3.114 billion for the year ended December 31, 2009, compared to the same period in 2008. This difference was primarily a result of the following:

- *Share repurchases.* A decrease in cash used of $2.757 billion primarily as a result of $2.761 billion of share repurchases in 2008;
- *Repayments and purchases of long-term debt.* A decrease in cash used of $375 million for repayment and purchases of long-term debt, including $276 million for the 2008 purchase and retirement of Mirant Americas Generation senior notes due in 2011; partially offset by
- *Proceeds from exercises of stock options and warrants.* A decrease in cash provided of $18 million as a result of the exercise of stock options and warrants in 2008.

Discontinued Operations

Operating Activities. In 2009, net cash provided by operating activities from discontinued operations was from the sale of transmission credits from our previously owned Wrightsville generating facility. In 2008, net cash provided by operating activities from discontinued operations was primarily a result of $41 million of business interruption insurance recoveries related to the outages of the Sual generating facility and the sale of transmission credits for $7 million from our previously owned Wrightsville generating facility.

Investing Activities. In 2008, net cash provided by investing activities from discontinued operations of $25 million related to insurance recoveries for repairs to the Sual generating facility and the Swinging Bridge facility of Mirant NY-Gen.

Year Ended December 31, 2008 versus Year Ended December 31, 2007

	Years Ended December 31,		
	2008	2007	Increase/ (Decrease)
Cash and cash equivalents, beginning of year	$ 4,961	$ 1,385	$ 3,576
Net cash provided by operating activities:			
Continuing operations	677	786	(109)
Discontinued operations	50	178	(128)
Net cash provided by (used in) investing activities:			
Continuing operations	(719)	(524)	(195)
Discontinued operations	25	5,281	(5,256)
Net cash provided by (used in) financing activities:			
Continuing operations	(3,163)	(1,477)	(1,686)
Discontinued operations	—	(669)	669
Effect of exchange rate changes	—	1	(1)
Cash and cash equivalents, end of year	$ 1,831	$ 4,961	$(3,130)

Continuing Operations

Operating Activities. Our cash provided by operating activities is affected by seasonality, changes in energy prices and fluctuations in our working capital requirements. Net cash provided by operating activities from continuing operations decreased $109 million for the year ended December 31, 2008, compared to the same period in 2007, primarily as a result of the following:

- *Realized gross margin.* A decrease in realized gross margin of $242 million in 2008, compared to the same period in 2007, excluding the non-cash change in lower of cost or market inventory adjustments of $58 million, of which $54 million was recognized in the fourth quarter of 2008. See *Results of Operations* for additional discussion of our performance in 2008 compared to the same period in 2007;
- *Net accounts receivable and payable.* An increase in cash used of $80 million related to changes in net accounts receivable, accounts payable and accrued liabilities and other changes in working capital in 2008 compared to 2007, primarily as a result of increases in power prices in 2008 and the net refund of $48 million related to a New York property tax settlement in 2007. The increase in cash used is net of $47 million of cash provided by a net increase in collateral that we received from counterparties in 2008;
- *Settlement of the Back-to-Back-Agreement with Pepco.* A decrease in cash provided of $70 million related to the Pepco Settlement Agreement becoming fully effective in 2007, which is included in other assets in our consolidated statements of cash flows. Pepco repaid $70 million in 2007 for an advance payment made in 2006 under the Pepco Settlement Agreement;
- *Interest expense (income), net.* A decrease in cash provided of $74 million for interest, net, reflecting lower interest income as a result of lower interest rates on invested cash as well as lower cash balances as a result of share repurchases, partially offset by lower interest expense from lower outstanding debt and higher capitalized interest; and
- *Pension contributions.* An increase in cash used of $23 million for additional contributions to our pension plans in 2008 as compared to 2007.

The increases in cash used by and decreases in cash provided by operating activities are partially offset by the following:

- *Funds on deposit.* A decrease in cash used of $173 million because of changes in funds on deposit. In 2008, we had net cash collateral returned to us of $104 million, primarily related to the cash collateral account to support issuance of letters of credit under the Mirant North America senior secured term loan. In 2007, we posted an additional $70 million of cash collateral;

- *Inventories.* A decrease in cash used of $124 million for inventories primarily as a result of the reduction of fuel inventory levels;
- *Postretirement benefits curtailment gain and other non-cash items.* A decrease in operations and maintenance expense of $46 million excluding a non-cash decrease in curtailment gains on pension and postretirement benefits of $27 million and other non-cash items; and
- *Settlement of claims payable.* A decrease in cash used of $37 million for settlement of bankruptcy related claims and expenses.

Investing Activities. Net cash used in investing activities from continuing operations increased by $195 million for the year ended December 31, 2008, compared to the same period in 2007. This difference was primarily a result of the following:

- *Capital expenditures.* An increase in cash used of $143 million for capital expenditures (including capitalized interest of $20 million) for projects under construction primarily related to our environmental capital expenditures for our Maryland generating facilities;
- *Restricted deposit payments and other.* An increase in cash used of $37 million primarily related to $34 million placed in an escrow account in September 2008 to satisfy the conditions of Mirant Potomac River's agreement with the City of Alexandria, Virginia; and
- *Proceeds from the sales of assets and other investments.* A decrease of $15 million in proceeds from the sales of assets in 2008 as compared to 2007. In 2008, we received $42 million of proceeds from the sale of assets, primarily from the sale of emissions allowances. In 2007, we received $57 million of proceeds from the sale of assets, which included approximately $30 million from the sale of ancillary equipment included in the sale of the six U.S. natural gas-fired generating facilities.

Financing Activities. Net cash used in financing activities from continuing operations increased by $1.686 billion for the year ended December 31, 2008, compared to the same period in 2007. This difference was primarily a result of the following:

- *Share repurchases.* An increase in cash used of $1.453 billion for share repurchases. See Note 11 to our consolidated financial statements contained elsewhere in this report for additional information on share repurchases;
- *Repayments and purchases of long-term debt.* An increase in cash used of $240 million for repayments and purchases of long-term debt primarily as a result of the retirement of Mirant Americas Generation senior notes due in 2011 of $276 million in 2008 and $39 million in 2007; partially offset by
- *Proceeds from exercises of stock options and warrants.* An increase of $7 million in proceeds from the exercise of stock options in 2008 as compared to 2007.

Discontinued Operations

Operating Activities. In 2008, net cash provided by operating activities from discontinued operations was $50 million and was primarily a result of $41 million of business interruption insurance recoveries related to the outages of the Sual generating facility and $7 million from the sale of transmission credits from our previously owned Wrightsville generating facility. In 2007, net cash provided by operating activities from discontinued operations included cash flows from the Philippine and Caribbean businesses, six U.S. natural gas-fired generating facilities and Mirant NY-Gen.

Investing Activities. Net cash provided by investing activities from discontinued operations was $25 million for the year ended December 31, 2008, compared to $5.281 billion for the same period in 2007. This difference was primarily a result of the following:

- *Proceeds from the sale of our businesses.* 2007 results included the $5.410 billion in proceeds from the sale of our Caribbean business in the third quarter of 2007 and our Philippine business and six U.S. natural gas-fired generating facilities in the second quarter of 2007, partially offset by
- *Cash and cash equivalents.* A decrease in cash used of $65 million that related to the cash and cash equivalents balance that was included in the assets sold as part of the Philippine business in 2007 and a decrease in cash used of $47 million that related to the cash and cash equivalents balance that was included in the assets sold as part of the Caribbean business in 2007;
- *Capital expenditures.* A decrease in cash used of $20 million primarily related to capital expenditures incurred in 2007 at our Caribbean business prior to its sale; and
- *Insurance recoveries.* 2008 results included $25 million in insurance recoveries related to repairs to the Sual generating facility and the Swinging Bridge facility of Mirant NY-Gen.

Financing Activities. In 2007, net cash used in financing activities was $669 million and primarily related to the repayment of $700 million of long-term debt of our Philippine business, $83 million related to West Georgia and $14 million related to our Caribbean business. These payments were partially offset by a decrease in debt service reserves of $125 million.

Critical Accounting Estimates

The accounting policies described below are considered critical to obtaining an understanding of our consolidated financial statements because their application requires significant estimates and judgments by management in preparing our consolidated financial statements. Management's estimates and judgments are inherently uncertain and may differ significantly from actual results achieved. Management considers an accounting estimate to be critical if the following conditions apply:

- the estimate requires significant assumptions; and
- changes in the estimate could have a material effect on our consolidated results of operations or financial condition; or
- if different estimates that could have been selected had been used, there could be a material effect on our consolidated results of operations or financial condition.

We have discussed the selection and application of these accounting estimates with the Audit Committee of the Board of Directors and our independent auditors. It is management's view that the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, actual results can differ significantly from those estimates under different assumptions and conditions. The sections below contain information about our most critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop the estimates.

Revenue Recognition and Accounting for Energy Trading and Marketing Activities

Nature of Estimates Required. We utilize two comprehensive accounting models, an accrual model and a fair value model, in reporting our results of operations and financial position. We determine the appropriate model for our operations based on applicable accounting standards.

The accrual model is used to account for our revenues from the sale of energy, capacity and ancillary services. We recognize revenue when it has been earned and collection is probable as a result of electricity delivered or capacity available to customers pursuant to contractual commitments that specify volume, price and delivery requirements. Sales of energy are based on economic dispatch, or they may be 'as-ordered' by an ISO or RTO, based on member participation agreements, but without an underlying contractual commitment. ISO and RTO revenues and revenues for sales of energy based on economic dispatch are recorded on the basis of MWh delivered, at the relevant day-ahead or real-time prices.

The fair value model is used to measure fair value on a recurring basis for derivative energy contracts that are used to manage our exposure to commodity price risk or that are used in our proprietary trading and fuel oil management activities. We use a variety of derivative financial instruments, such as futures, forwards, swaps and option contracts, in the management of our business. Such derivative financial instruments have varying terms and durations, or tenors, which range from a few days to a number of years, depending on the instrument.

Derivative financial instruments are reflected in our consolidated financial statements at fair value, with changes in fair value recognized currently in income unless they qualify for a scope exception pursuant to the accounting guidance. Management considers fair value techniques and valuation adjustments related to credit and liquidity to be critical accounting estimates. These estimates are considered significant because they are highly susceptible to change from period to period and are dependent on many subjective factors. The fair value of derivative financial instruments is included in derivative contract assets and liabilities in our consolidated balance sheets. Transactions that are not accounted for using the fair value model under the accounting guidance for derivative financial instruments are either not derivatives or qualify for a scope exception and are accounted for under accrual accounting. We recognize immediately in income inception gains and losses for transactions at other than the bid price or ask price.

Key Assumptions and Approach Used. Determining the fair value of our derivatives is based largely on observable quoted prices from exchanges and independent brokers in active markets. We think that these prices represent the best available information for valuation purposes. For most delivery locations and tenors where we have positions, we receive multiple independent broker price quotes. In accordance with the exit price objective under the fair value measurements accounting guidance, the fair value of our derivative contract assets and liabilities is determined based on the net underlying position of the recorded derivative contract assets and liabilities using bid prices for our assets and ask prices for liabilities. If no active market exists, we estimate the fair value of certain derivative financial instruments using price extrapolation, interpolation and other quantitative methods. We have not identified any distressed market conditions that would alter our valuation techniques at December 31, 2009. Fair value estimates involve uncertainties and matters of significant judgment. Our techniques for fair value estimation include assumptions for market prices, correlation and volatility. The degree of estimation increases for longer duration contracts, contracts with multiple pricing features, option contracts and off-hub delivery points. Note 2 to our consolidated financial statements contained elsewhere in this report explains the fair value hierarchy. Our assets and liabilities classified as Level 3 in the fair value hierarchy represent approximately 2% of our total assets and less than 1% of our total liabilities measured at fair value at December 31, 2009.

The fair value of derivative contract assets and liabilities in our consolidated balance sheets is also affected by our assumptions as to time value, credit risk and non-performance risk. The nominal value of the contracts is discounted using a forward interest rate curve based on LIBOR. In addition, the fair value of our derivative contract assets is reduced to reflect the estimated default risk of counterparties on their contractual obligations to us. The default risk of our counterparties for a significant portion of our overall net position is measured based on published spreads on credit default swaps. The fair value of our derivative contract liabilities is reduced to reflect our estimated risk of default on our contractual obligations to counterparties and is measured based on published default rates of our debt. The credit risk reflected in the fair value of our derivative contract assets and the non-performance risk reflected in the fair value of our derivative contract liabilities are calculated with consideration of our master netting agreements with counterparties and our exposure is reduced by cash collateral posted to us against these obligations.

Effect if Different Assumptions Used. The amounts recorded as revenue or cost of fuel, electricity and other products change as estimates are revised to reflect actual results and changes in market conditions or other factors, many of which are beyond our control. Because we use derivative financial instruments and have not elected cash flow or fair value hedge accounting, certain components of our financial statements, including gross margin, operating income and balance sheet ratios, are at times volatile and subject to fluctuations in value primarily as a result of changes in forward energy and fuel prices. Significant negative changes in fair value could require us to post additional collateral either in the form of cash or letters of credit. Because the fair value measurements of our material assets and liabilities are based on observable market information, there is not a significant range of values around the fair value estimate. For our derivative financial instruments that are measured at fair value using quantitative pricing models, a significant change in estimate could affect our results of operations and cash flows at the time contracts are ultimately settled. The estimated fair value of our derivative contract assets and liabilities was a net asset of $702 million at December 31, 2009. A 10% change in electricity and fuel prices would result in approximately a $270 million change in the fair value of our net asset at December 31, 2009. See Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" for further sensitivities in our assumptions used to calculate fair value. See Note 2 to our consolidated financial statements contained elsewhere in this report for further information on derivative financial instruments related to energy trading and marketing activities.

Income Taxes and Deferred Tax Asset Valuation Allowance

Nature of Estimates Required. We currently record a tax provision for state and federal income taxes including any alternative minimum tax as applicable. We also recognize deferred tax assets and liabilities based on the difference between the balance sheet carrying amounts and the tax basis of the assets and liabilities. We must assess the likelihood that our deferred tax assets will be recoverable based on expected future taxable income. To the extent that we determine it is more-likely-than-not (greater than 50%) that some portion or all of the deferred tax assets will not be realized, we must establish a valuation allowance. See Note 5 to our consolidated financial statements contained elsewhere in this report for additional information regarding our deferred tax assets and the application of our NOLs.

Key Assumptions and Approach Used. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. We think that the realization of future taxable income sufficient to utilize existing deferred tax assets is not more-likely-than not at this time. The primary factors related to this conclusion are as follows:

- Significant declines in demand and in average prices for power and natural gas during 2009 and the effect of such declines on our projected gross margin.
- The estimated cash flows from contracts already entered into to hedge economically a portion of our portfolio for future periods is less than the contribution to our gross margin from realized value of hedges in recent years.

As of December 31, 2009, our deferred tax assets reduced by the valuation allowance are completely offset by our deferred tax liabilities. A portion of our NOLs (approximately $361 million) is attributable to excess tax deductions primarily related to transactions arising during the period that we were in bankruptcy and resulting in a tax deduction in excess of the amount recorded for financial statement reporting purposes. The tax benefit of these excess tax deductions will be realized as the last NOLs are utilized for financial reporting. The realization of these excess tax deductions will be recorded as an increase to additional paid-in-capital in stockholders' equity. Additionally, our valuation allowance includes $21 million relating to the tax effects of other comprehensive income items primarily related to employee benefits. These other comprehensive income items will be reduced in the event that the valuation allowance is no longer required.

Under the accounting guidance for the uncertainty of income taxes, we must reflect in our income tax provision the full benefit of all positions that will be taken in our income tax returns, except to the extent that such positions are uncertain and fall below the recognition requirements of the guidance. In the event that we determine that a tax position meets the uncertainty criteria, an additional liability or an adjustment to our NOLs, determined under the measurement criteria of the guidance will result. This liability or adjustment is referred to as an unrecognized tax benefit. We periodically reassess the tax positions reflected in our tax returns for open years based on the latest information available and determine whether any portion of the tax benefits reflected therein should be treated as unrecognized. The amount of the unrecognized tax benefit requires management to make significant assumptions about the expected outcomes of certain tax positions included in our filed or yet to be filed tax returns.

Effect if Different Assumptions Used. We are subject to an annual limitation on the use of pre bankruptcy emergence NOLs against current and future taxable income in accordance with Internal Revenue Code §382(l)(6). This limitation includes the effect of net unrealized built-in gains. If a post bankruptcy "ownership change" within the meaning of Internal Revenue Code §382, as amended, occurs, we will be required to determine a new annual limitation that will apply to the use of all pre ownership change NOLs against taxable income arising in periods subsequent to the ownership change. As a result of changes in our stock ownership, including our repurchases of shares of our common stock since July 11, 2006, and the exercise of a significant number of warrants for our common stock during 2008, we experienced an "ownership change" within the meaning of Internal Revenue Code §382, as amended, in the third quarter of 2008. Our annual limitation on the amount of taxable income that can be offset by our then existing NOLs has been redetermined as of the date of that ownership change. We do not expect that the ability to offset future taxable income with existing NOLs under the redetermined annual limitation will be significantly different from our ability to do so under the annual limitation prior to the ownership change that occurred in the third quarter of 2008. However, if we experience another ownership change after December 31, 2009, at or near our recent stock price levels, the redetermined annual limitation for Mirant could be lower and could result in the recognition of additional current tax expense in future periods.

We continue to be under audit for multiple years by taxing authorities in various jurisdictions. Considerable judgment is required to determine the tax treatment of particular items that involve interpretations of complex tax laws. A tax liability is recorded for filing positions with respect to which the outcome is uncertain and the recognition criteria under the accounting guidance for uncertainty in income taxes has been met. Such liabilities are based on judgment and it can take many years between the time the liability is recorded and the related filing position is no longer subject to question. We have not recorded a liability for those proposed tax adjustments related to the current tax audit where we continue to think that our filing position meets the more-likely-than-not threshold prescribed in the accounting guidance related to accounting for uncertainty in income taxes. Any adverse outcomes arising from these matters could result in a material change in the amount of our deferred taxes.

Long-Lived Assets

Estimated Useful Lives

Nature of Estimates Required. The estimated useful lives of our long-lived assets are used to compute depreciation expense, determine the carrying value of asset retirement obligations and estimate expected future cash flows attributable to an asset for the purposes of impairment testing. Estimated useful lives are based, in part, on the assumption that we provide an appropriate level of capital expenditures while the assets are still in operation. Without these continued capital expenditures, the useful lives of these assets could decrease significantly.

Key Assumptions and Approach Used. Estimated useful lives are the mechanism by which we allocate the cost of long-lived assets over the asset's service period. We perform depreciation studies periodically to update changes in estimated useful lives. The actual useful life of an asset could be affected by changes in estimated or actual commodity prices, environmental regulations, various legal factors, competitive forces and our liquidity and ability to sustain required maintenance expenditures and satisfy asset retirement obligations. We use composite depreciation for groups of similar assets and establish an average useful life for each group of related assets. In accordance with the accounting guidance related to evaluating long-lived assets for impairment, we cease depreciation on long-lived assets classified as held for sale. Also, we may revise the remaining useful life of an asset held and used subject to impairment testing. See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information related to our property, plant and equipment.

Effect if Different Assumptions Used. The determination of estimated useful lives is dependent on subjective factors such as expected market conditions, commodity prices and anticipated capital expenditures. Since composite depreciation rates are used, the actual useful life of a particular asset may differ materially from the useful life estimated for the related group of assets. A 10% increase in the weighted average useful lives of our facilities would result in a $21 million decrease in annual depreciation expense. A 10% decrease in the weighted average useful lives of our facilities would result in a $17 million increase in annual depreciation expense. In the event the useful lives of significant assets were found to be shorter than originally estimated, depreciation expense may increase, liabilities recognized for future asset retirement obligations may be insufficient and impairments in the carrying value of tangible and intangible assets may result.

Asset Retirement Obligations

Nature of Estimates Required. We account for asset retirement obligations under the accounting guidance for asset retirement obligations and conditional asset retirements. This guidance requires an entity to recognize the fair value of a liability for conditional and unconditional asset retirement obligations in the period in which they are incurred. Retirement obligations associated with long-lived assets included within the scope of the accounting guidance are those obligations for which a requirement exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel. Asset retirement obligations are estimated using the estimated current cost to satisfy the retirement obligation, increased for inflation through the expected period of retirement and discounted back to present value at our credit-adjusted risk free rate. We have identified certain asset retirement obligations within our power generating operations and have a noncurrent liability of $43 million recorded as of December 31, 2009. These asset retirement obligations are primarily related to asbestos abatement at some of our generating facilities, the removal of oil storage tanks, equipment on leased property and environmental obligations related to the closing of ash disposal sites.

Key Assumptions and Approach Used. The fair value of liabilities associated with the initial recognition of asset retirement obligations is estimated by applying a present value calculation to current engineering cost estimates of satisfying the obligations. Significant inputs to the present value calculation include current cost estimates, estimated asset retirement dates and appropriate discount rates. Where appropriate, multiple cost and/or retirement scenarios have been probability weighted.

Effect if Different Assumptions Used. We update liabilities associated with asset retirement obligations as significant assumptions change or as relevant new information becomes available. A 1% increase in our rate of inflation would result in an approximate $5 million increase to the asset retirement obligation recorded on our consolidated balance sheet as of December 31, 2009, and a 1% increase or decrease in our discount rate would result in an approximate $4 million change.

Asset Impairments

Nature of Estimates Required. We evaluate our long-lived assets, including intangible assets, for impairment in accordance with applicable accounting guidance. The amount of an impairment charge is calculated as the excess of the asset's carrying value over its fair value, which generally represents the discounted expected future cash flows attributable to the asset, or in the case of an asset we expect to sell, as its fair value less costs to sell.

The accounting guidance related to impairments of long-lived assets requires management to recognize an impairment charge if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset. We evaluate our long-lived assets (property, plant and equipment) and definite-lived intangible assets for impairment whenever indicators of impairment exist or when we commit to sell the asset. These evaluations of long-lived assets and definite-lived intangible assets may result from significant decreases in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or in its physical condition, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, as well as other economic or operational analyses. If the carrying amount is not recoverable, an impairment charge is recorded.

The continued decline in natural gas prices has caused power prices to continue to decline over the past year, thereby reducing the energy gross margin earned by our generating facilities. Additionally, the current economic recession and various demand-response programs have resulted in a decrease in the forecasted gross margin of our generating facilities. On an ongoing basis, we evaluate our long-lived assets for indications of impairment; however, given the remaining useful lives for many of our generating facilities, the total undiscounted cash flows for these generating facilities are more significantly affected by the long-term view of supply and demand than by the short term fluctuations in energy prices and demand. As such, we typically do not consider short term decreases in either energy prices or demand to cause an impairment evaluation.

Key Assumptions and Approach Used. The impairment evaluation is a two-step process, the first of which involves comparing the undiscounted cash flows to the carrying value of the asset. If the carrying value exceeds the undiscounted cash flows, the fair value of the asset must be calculated on a discounted basis. The fair value of an asset is the price that would be received from a sale of the asset in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, when available. In the absence of quoted prices for identical or similar assets, fair value is estimated using various internal and external valuation methods. These methods include discounted cash flow analyses and reviewing available information on comparable transactions. The determination of fair value requires management to apply judgment in estimating future capacity and energy prices, environmental and maintenance expenditures and other cash flows. Our estimates of the fair value of the assets include significant assumptions about the timing of future cash flows, remaining useful lives and the selection of a discount rate that represents the estimated weighted average cost of capital consistent with the risk inherent in future cash flows.

Year Ended December 31, 2009

Mirant Bowline—In the second quarter of 2009, we evaluated our 1,139 MW Bowline generating facility for impairment based on the five-year forecast at the time, which indicated that Mirant Bowline would operate at a net loss for the next several years. Our estimates of the asset's undiscounted future cash flows for purposes of our impairment analysis required significant judgments related to future property tax assessments of the asset. Our estimates also included assumptions related to the future capacity and energy revenues our Bowline generating facility is projected to earn. Additionally, we assumed we would monetize excess emissions allowances by selling them. The sum of the probability weighted undiscounted cash flows through the facility's estimated remaining useful life exceeded the carrying value as of June 30, 2009. There were no additional events in the third or fourth quarter of 2009 that required us to update our previous impairment analysis. As a result, we did not record an impairment charge for the year ended December 31, 2009. We continue to monitor developments related to market prices for capacity and energy, supply and demand forecasts from the NYISO and the status of legal proceedings related to property taxes to determine if further impairment analyses in future periods are required. The carrying value of the Bowline generating facility represented approximately 4% of our total property, plant and equipment, net at December 31, 2009. See Note 3 to our consolidated financial statements contained elsewhere in this report for further information related to our impairment analysis of the Bowline generating facility.

Mirant Potrero—In the third quarter of 2009, Mirant Potrero executed a settlement agreement with the City of San Francisco in which it agreed to shut down the Potrero generating facility when it is no longer needed for reliability, as determined by the CAISO. That settlement agreement became effective in November 2009, following its approval by the City's Board of Supervisors and Mayor. Mirant Potrero agreed in the settlement agreement to submit to the CAISO a notice of intent to shut down the facility as of December 31, 2010. The CAISO will make the final determination on when each of the units at the Potrero generating facility is no longer needed for reliability and may be shut down. As a result of the settlement agreement, we evaluated our 362 MW Potrero generating facility for impairment during the third quarter. We developed multiple scenarios for the future expected operations of the Potrero generating facility based on the settlement agreement and the expected timing of certain projects to ensure reliability of electricity supply for the City of San Francisco. One such project is the TransBay Cable, an underwater electric transmission cable in the San Francisco Bay that is expected to decrease the need for generating resources in the City of San Francisco, and that we expect to become operational by mid-2010 and thereby reduce the need for our Potrero unit 3 for reliability. Our cash flows included assumptions about the future operating costs of the Potrero generating facility as well as the corresponding revenues to be received under its RMR agreement. We also obtained multiple appraisals to value the land. The sum of the probability weighted undiscounted cash flows for the Potrero generating facility exceeded the carrying value as of September 30, 2009. As a result, we did not record an impairment charge for the tangible assets at the Potrero generating facility.

In January 2010, the CAISO advised the City of San Francisco that the expected replacement in 2010 of two underground transmission cables, if completed successfully, would allow the CAISO not to require the continued operation of the remaining units of the Potrero generating facility, units 4, 5 and 6, for reliability purposes after 2010. The CAISO will not determine which units of the Potrero generating facility are required to operate in 2011 for reliability purposes until the fall of 2010, but Mirant Potrero expects that none of the units of the Potrero generating facility will be required to operate for reliability purposes after 2010 and that all of the units will close by the end of 2010. As a result, we reviewed our previous impairment for the tangible assets at the Potrero generating facility. The development related to the expected shutdown of units 4, 5 and 6 by the end of 2010 does not result in an impairment charge. The carrying value of the Potrero generating facility represented less than 1% of our total property, plant and equipment, net at December 31, 2009.

The asset group for Mirant Potrero included intangible assets recorded at Mirant California related to trading rights and development rights. As a result of certain terms included in the settlement agreement, we separately evaluated the trading and development rights associated with the Potrero generating facility for impairment and determined that both of these intangible assets were fully impaired as of September 30, 2009. Accordingly, we recognized an impairment loss of $9 million on our consolidated statement of operations to write off the carrying value of the intangible assets related to the Potrero generating facility. See Note 3 to our consolidated financial statements contained elsewhere in this report for further information related to our impairment analysis of the Potrero generating facility and related intangible assets.

Mirant Delta—On September 2, 2009, Mirant Delta entered into a new agreement with PG&E for the 674 MW at Contra Costa units 6 and 7 for the period from November 2011 through April 2013. At the end of the agreement, and subject to any necessary regulatory approval, Mirant Delta has agreed to retire Contra Costa units 6 and 7, which began operations in 1964, in furtherance of state and federal policies to retire aging power plants that utilize once-through cooling technology. The new Mirant Delta agreement is subject to approval by the CPUC. We evaluated the trading rights related to Mirant Delta's Contra Costa generating facility for impairment during the third quarter of 2009 as a result of the retirement provisions in the new tolling agreement. Because the Contra Costa generating facility is under contract with PG&E through the expected shutdown date, we determined the intangible asset was fully impaired as of September 30, 2009. We recorded an impairment loss of $5 million on our consolidated statement of operations to write off the carrying value of the trading rights related to the Contra Costa generating facility.

Mirant Canal—Our 1,126 MW Canal generating facility is located in the lower SEMA load zone in the ISO-NE control area. ISO-NE previously has determined that, at times, it is necessary for the Canal generating facility to operate to meet local reliability criteria for SEMA when it is not economic for the Canal generating facility to operate based upon prevailing market prices. When the Canal generating facility operates to meet local reliability criteria, we are compensated at the price we bid into the ISO-NE, pursuant to ISO-NE market rules, rather than at the lower market price.

During 2009, NSTAR Electric Company completed planned upgrades to the SEMA transmission system. These upgrades are expected to reduce the need for the Canal generating facility to operate and caused a reduction in energy gross margin compared to historical levels. The final phase of these transmission upgrades was completed in the third quarter of 2009. With the completion of the transmission upgrades, we expect that the future revenues of the Canal generating facility will be principally capacity revenue from ISO-NE forward capacity market. Our current projections indicate that the undiscounted cash flows exceed the carrying value of the facility at December 31, 2009. As a result, we did not record an impairment charge because of the transmission upgrades. We continue to monitor developments related to our Canal generating facility, including the NPDES and SWD Permit. See Item 1. "Business—Environmental Regulation" for further information related to the NPDES and SWD Permit for the Canal generating facility. The carrying value of the Canal generating facility represented approximately 5% of our total property, plant and equipment, net at December 31, 2009.

Mirant Mid-Atlantic—We have goodwill recorded at our Mirant Mid-Atlantic registrant on its standalone balance sheet, which is eliminated upon consolidation at Mirant North America. In accordance with accounting guidance for goodwill and other intangible assets, we are required to test the goodwill balance at Mirant Mid-Atlantic at least annually. We performed the goodwill assessment at October 31, 2009, which, by policy, is our annual testing date. In conducting step one of the goodwill impairment analysis for Mirant Mid-Atlantic, we noted that the carrying value of its assets exceeded the calculated fair value of Mirant Mid-Atlantic, indicating that step two of the goodwill impairment analysis was required. Based on the results of the step one goodwill impairment analysis, we tested Mirant Mid-Atlantic's long-lived assets for impairment under the accounting guidance related to impairment of long-lived assets before completion of the step two test for goodwill. During 2009, the continued decline in average natural gas prices caused power prices to decline in the Mid-Atlantic region. Additionally, the current economic recession and various demand-response programs have resulted in a decrease in the forecasted gross margin of the Mid-Atlantic generating facilities.

Upon completion of our assessment, which was based on the accounting guidance related to the impairment of long-lived assets, we determined that the Potomac River generating facility was impaired, as the carrying value exceeded the undiscounted cash flows. We recorded an impairment loss of $207 million on our consolidated statement of operations to reduce the carrying value of the Potomac River generating facility to its estimated fair value. In performing our impairment assessment, we noted that the undiscounted cash flows for other Mid-Atlantic generating facilities also decreased significantly from the prior year. We determined that none of Mirant Mid-Atlantic's long-lived assets other than the Potomac River generating facility was impaired at October 31, 2009. There were no significant changes in market prices between October 31, 2009 and December 31, 2009 that required us to update our impairment analysis. However, if changes in market prices cause a further decline in the projected gross margin of our generating facilities, we could recognize additional impairment losses in future periods.

Mirant Potomac River—Based on the accounting guidance related to the impairment of long-lived assets, our assessment of the Potomac River generating facility at October 31, 2009 included assumptions about the following:

- electricity, fuel and emissions prices;
- capacity payments under the RPM provisions of PJM's tariff;
- costs of CO2 allowances under a potential federal cap-and-trade program;
- timing of announced transmission projects;
- timing and extent of generating capacity additions and retirements; and
- future capital expenditure requirements for the generating facility.

Our assumptions related to future electricity and fuel prices were based on observable market prices to the extent available and long-term prices derived from proprietary fundamental market modeling. Our long-term capacity prices are based on the assumption that the PJM RPM capacity market would continue consistent with the current structure, with expected increases in revenue as a result of declines in reserve margins for periods beyond those for which auctions have already been completed. We also assumed that a federal CO2 cap-and-trade program would be instituted later this decade. There are several transmission projects currently planned in the Mid-Atlantic region, including the Trans-Allegheny Interstate Line ("TrAIL"), Mid-Atlantic Power Pathway transmission line ("MAPP") and the Potomac-Appalachian transmission line ("PATH"). Our assumptions regarding the timing of these projects were based on the current status of permitting and construction of each project. Our assumptions regarding electricity demand are based on forecasts from PJM and assumptions for generating capacity additions and retirements consider publicly-announced projects, including renewable sources of electricity and additions of nuclear capacity. Capital expenditures include the remaining $33 million that Mirant Potomac River committed to spend to reduce particulate emissions as part of the agreement with the City of Alexandria, Virginia.

Our estimates and assumptions used in the impairment analysis of Mirant Potomac River are subject to a high degree of uncertainty, and changes in these assumptions could affect the amount of the impairment loss or result in additional future impairment losses. A decrease in projected electricity prices or an increase in coal prices would decrease the future cash flows of the Potomac River generating facility, thus increasing the amount of the impairment loss recognized. Additionally, changes to the structure of the PJM RPM capacity market could negatively affect the future capacity prices we expect the facility to earn. Our assumptions include the development of a potential federal cap-and-trade program for CO2 emissions. If we are not compensated for the costs of complying with a federal CO2 program through allocated CO2 allowances, increased electricity and capacity prices or decreased coal prices, our cash flows would be negatively affected. If the planned transmission projects are completed earlier than we assumed, this could negatively affect the cash flows of the facility as there would be a decrease in the demand for electricity generated by Mirant Potomac River. In addition, changes to our assumptions regarding generating capacity additions and retirements in the PJM region could affect the cash flows, depending on the timing and extent of additions and retirements. Our assumptions include only those capital expenditures needed to keep the plant operational through its estimated remaining useful life. However, changes in laws or regulations could require us to invest additional capital beyond amounts budgeted to keep the plant operational.

Our estimates of future cash flows did not include contracts entered into to hedge economically the expected generation of our Mid-Atlantic generating facilities. The cash flows related to these contracts were excluded because they were not directly attributable to the Potomac River generating facility.

Year Ended December 31, 2008

Mirant Mid-Atlantic—We performed the goodwill assessment for Mirant Mid-Atlantic at October 31, 2008, which, by policy, is our annual testing date. In conducting step one of the goodwill impairment analysis for Mirant Mid-Atlantic, we noted that the carrying value of its assets exceeded the calculated fair value of Mirant Mid-Atlantic, indicating that step two of the goodwill impairment analysis was required. Based on the results of the step one goodwill impairment analysis, we tested Mirant Mid-Atlantic's long-lived assets for impairment under the accounting guidance related to impairment of long-lived assets before completion of the step two test for goodwill. Upon completion of our assessment, which was based on the accounting guidance related to the impairment of long-lived assets, we determined that no further analysis of the long-lived assets was needed as of December 31, 2008.

Year Ended December 31, 2007

Mirant Lovett—As a result of entering into an amendment to the 2003 Consent Decree that switched the deadlines for shutting down units 4 and 5 and an agreement with the Town of Stony Point that set the 2007 and 2008 assessed value for property tax purposes for the Lovett generating facility, we tested in the second quarter of 2007, the recoverability of the Lovett generating facility under the accounting guidance related to the impairment of long-lived assets. See Item 1. "Business" for additional information on the 2003 Consent Decree. Our estimate of cash flows related to our impairment analysis of our Lovett generating facility involved considering scenarios for the future expected operation of the Lovett generating facility. The most likely scenario considered was the shutdown of unit 5 by April 30, 2008, according to the amended 2003 Consent Decree. We also considered a scenario that assumed operations, utilizing coal as the primary fuel source, through 2012 to allow the Lovett generating facility to continue to contribute to the reliability of the electric system of the State of New York. As a result of the analysis, we recorded an impairment of long-lived assets of $175 million in the second quarter of 2007 to reduce the carrying value of the Lovett generating facility to its estimated fair value.

Effect if Different Assumptions Used. The estimates and assumptions used to determine whether an impairment exists are subject to a high degree of uncertainty. The estimated fair value of an asset would change if different estimates and assumptions were used in our applied valuation techniques, including estimated undiscounted cash flows, discount rates and remaining useful lives for assets held and used. If actual results are not consistent with the assumptions used in estimating future cash flows and asset fair values, we may be exposed to additional losses that could be material to our results of operations.

See Note 3 to our consolidated financial statements contained elsewhere in this report for additional information on impairments.

Pension and Other Postretirement Benefit Plans

Nature of Estimates Required. We provide pension and other postretirement benefits to certain union and non-union employees. The benefit costs associated with the pension and other postretirement benefit plans are developed from actuarial valuations. The key assumptions inherent in the actuarial valuations include the discount rate, the expected long-term rate of return on pension plan assets and the medical care cost trend rate used for other postretirement healthcare benefits. The assumptions used are subject to significant judgment and changes in the assumptions used may have a material effect on our future benefit costs.

Key Assumptions and Approach Used. The discount rates used as of December 31, 2009 and 2008, were determined based on individual bond matching models comprised of portfolios of high quality corporate bonds with projected cash flows and maturity dates reflecting the time horizon during which the benefits are expected to be paid. The changes in the discount rate from period to period were the result of changes in the long-term interest rates.

The weighted average discount rates used for measuring year-end pension benefit obligations and other postretirement benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans	
	2009	2008	2009	2008
Benefit obligation	5.62%	5.40%	5.62%	5.37%

The weighted average discount rates used for our pension benefit cost and other postretirement benefit costs during each year are shown below:

	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,			Years Ended December 31,		
	2009	2008	2007	2009	2008	2007
Benefit costs	5.40%	6.12%	5.66%	5.37%	6.06%	5.66%

In determining the long-term rate of return on our pension plan assets, we evaluate current and historic market factors including inflation and interest rates. We also evaluate the portfolio by estimating the expected return on the asset mix. Our target investment allocation of our pension plan assets is 70% equity securities and 30% fixed income securities. Based on these factors, our long-term expected return on plan assets was 8.50% as of December 31, 2009 and 2008.

The medical care cost trend rate used for other postretirement healthcare benefits is the assumed long-term growth rate of medical costs. This rate is based on costs observed in prior years and expectations of future cost increases.

Effect if Different Assumptions Used. The assumptions used in determining our benefit cost are subject to significant judgment and could result in material changes to our consolidated financial statements if different assumptions were used.

Pension Plans

The following table summarizes the sensitivity of our projected benefit obligation and pension benefit cost to changes in the discount rate and expected long-term rate of return on pension assets:

	Effect on projected benefit obligation at December 31, 2009	Effect on 2010 benefit cost
	(in millions)	
Increase in discount rate—1%	$ (36)	$(1)
Decrease in discount rate—1%	$ 44	$ 5
Increase in expected long-term rate of return—1%	N/A	$(3)
Decrease in expected long-term rate of return—1%	N/A	$ 3

Other Postretirement Benefits

The following table summarizes the sensitivity of our benefit obligation and other postretirement benefit cost to changes in the discount rate for our other postretirement benefits:

	Effect on benefit obligation at December 31, 2009	Effect on 2010 benefit cost
	(in millions)	
Increase in discount rate—1%	$(7)	$(1)
Decrease in discount rate—1%	$ 8	$ 1

An annual increase or decrease of 1% in the assumed medical care cost trend rate would correspondingly increase or decrease the aggregate of the service and interest cost components of the annual postretirement benefit cost in 2009 by an inconsequential amount.

Stock-Based Compensation

Nature of Estimates Required. We account for stock-based compensation through the recognition in the statement of operations of the grant-date fair value of stock options and other equity-based compensation issued to employees and directors. We consider the assumptions inherent in our valuation and calculation of compensation expense critical to our consolidated financial statements because the underlying assumptions are subject to significant judgment and the resulting compensation expense may be material to our results of operations.

Key Assumptions and Approach Used. The Black-Scholes option-pricing model was used to measure the grant-date fair value of the stock options. The Black-Scholes model requires certain assumptions concerning implied volatility, dividend yield, expected term and grant price. These assumptions have a significant effect on the options' fair value. The expected term and expected volatility often have the most effect on the fair value of the option. The inputs to the Black-Scholes model that we used for the years ended December 31, 2009 and 2008 are detailed below:

	2009		2008	
	Range	Weighted Average	Range	Weighted Average
Expected volatility	48-59%	58.9%	31-43%	31.2%
Expected dividends	—%	—%	—%	—%
Expected term				
Service condition awards	6 years	6 years	3.5 years	3.5 years
Performance condition awards	—	—	—	—
Risk-free rate	2.6-2.9%	2.6%	2.1-2.9 %	2.1%

We use our own implied volatility from our traded options in accordance with accounting guidance for share-based payments. Additionally, we assume there will be no dividends paid over the expected term of the awards. As a result of our lack of exercise history, the simplified method for estimating expected term has been used in accordance with this guidance, to the extent applicable. In accordance with amended accounting guidance for share-based payments, the simplified method can continue to be applied to stock option grants after December 31, 2007. We plan to continue applying the simplified method in estimating the expected term of future stock option grants until we have sufficient exercise history. The grant price used in the Black-Scholes option pricing model is the NYSE closing price of our common stock on the day of grant. The risk-free rate for periods within the contractual term of the stock option is based on the U.S. Treasury yield curve in effect at the time of the grant.

We have determined that all of the awards granted in 2009 and 2008 qualify for equity accounting treatment. Equity accounting treatment requires awards to be measured at the grant-date fair value with compensation expense recognized over the award's requisite service period, with no subsequent re-measurement. Compensation cost has been adjusted based on estimated forfeitures. During the year ended December 31, 2009, we recognized approximately $24 million of compensation expense related to stock options, restricted shares and restricted stock units.

Effect if Different Assumptions Used. As a result of the uncertainty, complexity and judgment involved in the valuation of stock options, the assumptions related to accounting for share-based payments could result in material changes to our consolidated financial statements if different assumptions were used. A 10% increase in the volatility assumption for our valuation of stock options would have resulted in an increase of approximately $1 million in recognized compensation expense for the year ended December 31, 2009. A 1% decrease in the forfeiture rate would have resulted in a change of less than $1 million in the recognized compensation expense for the year ended December 31, 2009. Generally, as the expected term, expected volatility and risk-free rate increase, the option's fair value increases as a result of greater upside potential of the stock. However, as the expected dividend yield increases, the option's fair value may decrease as option holders typically do not receive dividends.

See Note 6 to our consolidated financial statements contained elsewhere in this report for additional information on our stock-based compensation.

Loss Contingencies

Nature of Estimates Required. We record loss contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. We consider loss contingency estimates to be critical accounting estimates because they entail significant judgment regarding probabilities and ranges of exposure, and the ultimate outcome of the proceedings is unknown and could have a material adverse effect on our results of operations, financial condition and cash flows. We currently have loss contingencies related to litigation, environmental matters, tax matters and others.

Key Assumptions and Approach Used. The determination of a loss contingency requires significant judgment as to the expected outcome of each contingency in future periods. In making the determination as to potential losses and probability of loss, we consider all available positive and negative evidence including the expected outcome of potential litigation. We record our best estimate of a loss, or the low end of our range if no estimate is better than another estimate within a range of estimates, when the loss is considered probable. As additional information becomes available, we reassess the potential liability related to the contingency and revise our estimates. In our evaluation of legal matters, management holds discussions with applicable legal counsel and relies on analysis of case law and legal precedents.

Effect if Different Assumptions Used. Revisions in our estimates of potential liabilities could materially affect our results of operations and the ultimate resolution may be materially different from the estimates that we make.

See Note 14 to our consolidated financial statements contained elsewhere in this report for additional information on our loss contingencies.

Litigation

We are currently involved in certain legal proceedings. We estimate the range of liability through discussions with applicable legal counsel and analysis of case law and legal precedents. We record our best estimate of a loss, or the low end of our range if no estimate is better than another estimate within a range of estimates, when the loss is considered probable and can be reasonably estimated. As additional information becomes available, we reassess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially affect our results of operations and the ultimate resolution may be materially different from the estimates that we make.

See Note 14 to our consolidated financial statements contained elsewhere in this report for further information related to our legal proceedings.

Recently Adopted Accounting Guidance

See Note 1 to our consolidated financial statements contained elsewhere in this report for further information related to our recently adopted accounting guidance.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Fair Value Measurements

We are exposed to market risk, primarily associated with commodity prices. We also consider risks associated with interest rates and credit when valuing our derivative financial instruments.

The estimated net fair value of our derivative contract assets and liabilities was a net asset of $702 million and $655 million at December 31, 2009 and 2008, respectively. The following tables provide a summary of the factors affecting the change in fair value of the derivative contract asset and liability accounts for the years ended December 31, 2009 and 2008, respectively (in millions):

	Commodity Contracts		
	Asset Management	Trading Activities	Total
Fair value of portfolio of assets and liabilities at January 1, 2009	$ 549	$ 106	$ 655
Gains (losses) recognized in the period, net:			
New contracts and other changes in fair value[1]	20	(150)	(130)
Roll off of previous values[2]	(539)	(100)	(639)
Purchases, issuances and settlements[3]	671	145	816
Fair value of portfolio of assets and liabilities at December 31, 2009	$ 701	$ 1	$ 702

	Commodity Contracts		
	Asset Management	Trading Activities	Total
Fair value of portfolio of assets and liabilities at January 1, 2008[4]	$(133)	$ 4	$(129)
Gains (losses) recognized in the period, net:			
New contracts and other changes in fair value[1]	497	86	583
Roll off of previous values[2]	271	55	326
Purchases, issuances and settlements[3]	(86)	(39)	(125)
Fair value of portfolio of assets and liabilities at December 31, 2008	$ 549	$ 106	$ 655

(1) The fair value, as of the end of each quarterly reporting period, of contracts entered into during each quarterly reporting period and the gains or losses attributable to contracts that existed as of the beginning of each quarterly reporting period and were still held at the end of each quarterly reporting period.

(2) The fair value, as of the beginning of each quarterly reporting period, of contracts that settled during each quarterly reporting period.

(3) Denotes cash settlements during each quarterly reporting period of contracts that existed at the beginning of each quarterly reporting period.

(4) Reflects our portfolio of derivative contract assets and liabilities at December 31, 2007, adjusted for a day one net gain of $1 million recognized upon adoption of the fair value measurements accounting guidance on January 1, 2008.

The tables above do not include long-term coal agreements that are not required to be recorded at fair value under the accounting guidance for derivative financial instruments. See "*Long-Term Coal Agreement Risk*" for further discussion later in this section.

We did not elect the fair value option for any financial instruments under the accounting guidance. However, we do transact using derivative financial instruments which are required to be recorded at fair value in our consolidated balance sheets under the accounting guidance related to derivative financial instruments.

Commodity Price Risk

In connection with our business of generating electricity, we are exposed to energy commodity price risk associated with the acquisition of fuel and emissions allowances needed to generate electricity, the price of electricity produced and sold and the fair value of our fuel inventories. A portion of our fuel requirements is purchased in the spot market and a portion of the electricity we produce is sold in the spot market. In addition, the open positions in our proprietary trading and fuel oil management activities expose us to risks associated with changes in energy commodity prices.

As a result, our financial performance varies depending on changes in the prices of energy and energy-related commodities. See Item 7. "Critical Accounting Estimates" for a discussion of the accounting treatment for asset management, proprietary trading and fuel oil management activities.

The financial performance of our business of generating electricity is influenced by the difference between the variable cost of converting a fuel, such as natural gas, coal or oil, into electricity, and the variable revenue we receive from the sale of that electricity. The difference between the cost of a specific fuel used to generate one MWh of electricity and the market value of the electricity generated is commonly referred to as the "conversion spread." Absent the effects of our derivative contract activities, the operating margins that we realize are equal to the difference between the aggregate conversion spread and the cost of operating the facilities that produce the electricity sold.

Conversion spreads are dependent on a variety of factors that influence the cost of fuel and the sales price of the electricity generated over the longer term, including conversion spreads of other generating facilities in the regions in which we operate, facility outages, weather and general economic conditions. As a result of these influences, the cost of fuel and electricity prices do not always change in the same magnitude or direction, which results in conversion spreads for a particular generating facility widening or narrowing (or becoming negative) over any given period.

Through our asset management activities, we enter into a variety of exchange-traded and OTC energy and energy-related derivative financial instruments, such as forward contracts, futures contracts, option contracts and financial swap agreements, to manage our exposure to commodity price risks and changes in conversion spreads. These contracts have varying terms and durations which range from a few days to years, depending on the instrument. Our proprietary trading activities also utilize similar contracts in markets where we have a physical presence to attempt to generate incremental gross margin. Our fuel oil management activities use derivative financial instruments to hedge economically the fair value of our physical fuel oil inventories and to optimize the approximately three million barrels of storage capacity that we own or lease.

Derivative energy contracts that are required to be reflected at fair value are presented as derivative contract assets and liabilities in the accompanying consolidated balance sheets. The net changes in their fair market values are recognized in income in the period of change. The determination of fair value considers various factors, including closing exchange or OTC market price quotations, time value, credit quality, liquidity and volatility factors underlying options. See Item 7. "Critical Accounting Estimates" for the accounting treatment of asset management, proprietary trading and fuel oil management activities.

Counterparty Credit Risk

The valuation of our derivative contract assets is affected by the default risk of the counterparties with which we transact. We recognized a reserve, which is reflected as a reduction of our derivative contract assets, related to counterparty credit risk of $13 million and $52 million at December 31, 2009 and 2008, respectively.

In accordance with the fair value measurements accounting guidance, we calculate the credit reserve through consideration of observable market inputs, when available. Our non-collateralized power hedges entered into by Mirant Mid-Atlantic with our major trading partners, which represent 65% of our net notional position at December 31, 2009, are senior unsecured obligations of Mirant Mid-Atlantic and the counterparties, and do not require either party to post cash collateral for initial margin or for securing exposure as a result of changes in power or natural gas prices. We calculate the credit reserve for our non-collateralized power hedges entered into by Mirant Mid-Atlantic using published spreads on credit default swaps for our counterparties applied to our current exposure and potential loss exposure from the financial commitments in our risk management portfolio. Potential loss exposure is calculated as our current exposure plus a calculated VaR over the remaining life of the contracts. We applied a similar approach to calculate the fair value of our coal contracts that are not included in derivative contract assets and liabilities in the consolidated balance sheets and which also do not require either party to post cash collateral for initial margin or for securing exposure as a result of changes in coal prices. We do not, however, transact in credit default swaps or any other credit derivative. An increase of 10% in the spread of credit default swaps of our major trading partners for our non-collateralized power hedges entered into by Mirant Mid-Atlantic would result in an increase of $1 million in our credit reserve as of December 31, 2009. An increase of 10% in the spread of credit default swaps of our coal suppliers would result in an increase of less than $1 million in our credit reserve for our long-term coal agreements that are not included in derivative contract assets and liabilities in the accompanying consolidated balance sheets as of December 31, 2009.

We have historically calculated the credit reserve for the remainder of our portfolio considering our current exposure, net of the effect of credit enhancements, and potential loss exposure from the financial commitments in our risk management portfolio, and applied historical default probabilities using current credit ratings of our counterparties. In the fourth quarter of 2009, we changed our methodology to calculate the credit reserve for the remainder of our portfolio to also use published spreads, where available, or proxies based upon published spreads, on credit default swaps for our counterparties applied to our current exposure and potential loss exposure from the financial commitments in our risk management portfolio. The change in credit reserve methodology did not have a material effect on the fair value of our derivative contract assets and liabilities for the remainder of the portfolio since the default risk is generally offset by cash collateral or other credit enhancements. An increase in counterparty credit risk could affect the ability of our counterparties to deliver on their obligations to us. As a result, we may require our counterparties to post additional collateral or provide other credit enhancements. An increase of 10% in the spread of credit default swaps of our trading partners for the remainder of our portfolio would result in an immaterial increase in our credit reserve as of December 31, 2009.

Once we have delivered a physical commodity or agreed to financial settlement terms, we are subject to collection risk. Collection risk is similar to credit risk and collection risk is accounted for when we establish our provision for uncollectible accounts. We manage this risk using the same techniques and processes used in credit risk discussed above.

We also monitor counterparty credit concentration risk on both an individual basis and a group counterparty basis. See Note 2 to our consolidated financial statements contained elsewhere in this report for further discussion of our counterparty credit concentration risk.

Mirant Credit Risk

In valuing our derivative contract liabilities, we apply a valuation adjustment for our non-performance which is based on the probability of our default. Historically, we determined this non-performance adjustment value by multiplying our liability exposure, including outstanding balances for realized transactions, unrealized transactions and the effect of credit enhancements, by the one year probability of our default based on our current credit rating. The one year probability of default rate considers the tenor of our portfolio and the correlation of default between counterparties within our industry. In the fourth quarter of 2009, we changed our methodology to incorporate published spreads on our credit default swaps, where available, or proxies based upon published spreads. An increase of 10% in the spread of our credit default swap rate would have an immaterial effect on our consolidated statement of operations as of December 31, 2009.

Broker Quotes

In determining the fair value of our derivative contract assets and liabilities, we use third-party market pricing where available. We consider active markets to be those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Note 2 to our consolidated financial statements contained elsewhere in this report explains the fair value hierarchy. Our transactions in Level 1 of the fair value hierarchy primarily consist of natural gas and crude oil futures traded on the NYMEX and swaps cleared against NYMEX prices. For these transactions, we use the unadjusted published settled prices on the valuation date. Our transactions in Level 2 of the fair value hierarchy primarily include non-exchange-traded derivatives such as OTC forwards, swaps and options. We value these transactions using quotes from independent brokers or other widely-accepted valuation methodologies. Transactions are classified in Level 2 if substantially all (greater than 90%) of the fair value can be corroborated using observable market inputs such as transactable broker quotes. In accordance with the exit price objective under the fair value measurements accounting guidance, the fair value of our derivative contract assets and liabilities is determined based on the net underlying position of the recorded derivative contract assets and liabilities using bid prices for our assets and ask prices for liabilities. The quotes that we obtain from brokers are non-binding in nature, but are from brokers that typically transact in the market being quoted and are based on their knowledge of market transactions on the valuation date. We typically obtain multiple broker quotes on the valuation date for each delivery location that extend for the tenor of our underlying contracts. The number of quotes that we can obtain depends on the relative liquidity of the delivery location on the valuation date. If multiple broker quotes are received for a contract, we use an average of the quoted bid or ask prices. If only one broker quote is received for a delivery location and it cannot be validated through other external sources, we will assign the quote to a lower level within the fair value hierarchy. In some instances, we may combine broker quotes for a liquid delivery hub with broker quotes for the price spread between the liquid delivery hub and the delivery location under the contract. We also may apply interpolation techniques to value monthly strips if broker quotes are only available on a seasonal or annual basis. We perform validation procedures on the broker quotes at least on a monthly basis. The validation procedures include reviewing the quotes for accuracy and comparing them to our internal price curves. In certain instances, we may discard a broker quote if it is a clear outlier and multiple other quotes are obtained. At December 31, 2009, we obtained broker quotes for 100% of our delivery locations classified in Level 2 of the fair value hierarchy.

Inactive markets are considered to be those markets with few transactions, noncurrent pricing or prices that vary over time or among market makers. Our transactions in Level 3 of the fair value hierarchy may involve transactions whereby observable market data, such as broker quotes, are not available for substantially all of the tenor of the contract or we are only able to obtain indicative broker quotes that cannot be corroborated by observable market data. In such cases, we may apply valuation techniques such as extrapolation to determine fair value. Proprietary models may also be used to determine the fair value of certain of our derivative contract assets and liabilities that may be structured or otherwise tailored. The degree of estimation increases for longer duration contracts, contracts with multiple pricing features, option contracts and off-hub delivery points. Our techniques for fair value estimation include assumptions for market prices, correlation and volatility. At December 31, 2009, our assets and liabilities classified as Level 3 in the fair value hierarchy represented approximately 2% of our total assets and less than 1% of our total liabilities measured at fair value. See Note 2 to our consolidated financial statements contained elsewhere in this report for further explanation of the fair value hierarchy.

Value at Risk

Our risk management policy limits our trading to certain products and contains limits and restrictions related to our asset management, proprietary trading and fuel oil management activities.

We manage the price risk associated with asset management activities through a variety of methods. Our risk management policy requires that asset management activities are restricted to only those activities that are risk-reducing. We ensure compliance with this restriction at the transactional level by testing each individual transaction executed relative to the overall asset position.

We also use VaR to measure the market price risk of our energy asset portfolio as a result of potential changes in market prices. VaR is a statistical model that provides an estimate of potential loss. We calculate VaR based on the parametric variance/covariance approach, utilizing a 95% confidence interval and a one-day holding period on a rolling 24-month forward looking period. Additionally, we estimate correlation based on historical commodity price changes. Volatilities are based on a combination of historical price changes and implied market rates.

VaR is calculated quarterly on an asset management portfolio comprised of mark-to-market and non mark-to-market energy assets and liabilities, including generating facilities and bilateral physical and financial transactions. Asset management VaR levels are substantially reduced as a result of our decision to hedge actively in the forward markets the commodity price risk related to the expected generation and fuel usage of our generating facilities. See Item 1. "Commercial Operations" for discussion of our hedging strategies.

The following table summarizes year-end, average, high and low VaR for our asset management portfolio (in millions):

	For the Years Ended December 31,	
	2009	2008
Asset Management VaR		
Year-end	$11	$14
Average	$12	$18
High	$13	$21
Low	$11	$14

The asset management VaR declined for the year ended December 31, 2009, as compared to 2008, primarily as a result of lower commodity price volatility estimates caused by lower commodity price levels.

We calculate VaR daily on portfolios consisting of mark-to-market and non mark-to-market bilateral physical and financial transactions related to our proprietary trading activities and fuel oil management operations.

The following table summarizes year-end, average, high and low VaR for our proprietary trading and fuel oil management operations (in millions):

	For the Years Ended December 31,	
	2009	2008
Proprietary Trading and Fuel Oil Management VaR		
Year-end	$2	$1
Average	$2	$2
High	$4	$4
Low	$1	$1

Because of inherent limitations of statistical measures such as VaR and the seasonality of changes in market prices, the VaR calculation may not reflect the full extent of our commodity price risk exposure on our cash flows and liquidity. Additionally, actual changes in the fair value of mark-to-market energy assets and liabilities could differ from the calculated VaR, and such changes could have a material effect on our financial results.

Interest Rate Risk

Fair Value Measurement

We are also subject to interest rate risk when determining the fair value of our derivative contract assets and liabilities. The nominal value of our derivative contract assets and liabilities is also discounted to account for time value using a LIBOR forward interest rate curve based on the tenor of our transactions. An increase of 100 basis points in the average LIBOR rate would result in a decrease of $2 million to our derivative contract assets and a decrease of $1 million to our derivative contract liabilities at December 31, 2009.

Debt

Our debt that is subject to variable interest rates consists of the Mirant North America senior secured term loan and senior secured revolving credit facility. If both were fully drawn, the amount subject to variable interest rates would be approximately $1.1 billion and a 1% per annum increase in the average market rate would result in an increase in our annual interest expense of approximately $11 million.

Long-Term Coal Agreement Risk

Our coal supply comes primarily from the Central Appalachian and Northern Appalachian coal regions. We enter into contracts of varying tenors to secure appropriate quantities of fuel that meet the varying specifications of our generating facilities. For our coal-fired generating facilities, we purchase most of our coal from a small number of strategic suppliers under contracts with terms of varying lengths, some of which extend to 2013. Most of our coal contracts are not required to be recorded at fair value under the accounting guidance for derivative financial instruments. As such, these contracts are not included in derivative contract assets and liabilities in the accompanying consolidated balance sheets. As of December 31, 2009, the estimated net fair value of these long-term coal agreements was approximately $(177) million.

In addition, we have non-performance risk associated with our long-term coal agreements. There is risk that our coal suppliers may not provide the contractual quantities on the dates specified within the agreements or the deliveries may be carried over to future periods. If our coal suppliers do not perform in accordance with the agreements, we may have to procure coal in the market to meet our needs, or power in the market to meet our obligations. In addition, a number of the coal suppliers do not currently have an investment grade credit rating and, accordingly, we may have limited recourse to collect damages in the event of default by a supplier. We seek to mitigate this risk through diversification of coal suppliers and through guarantees. Despite this, there can be no assurance that these efforts will be successful in mitigating credit risk from coal suppliers. Non-performance or default risk by our coal suppliers could have a material adverse effect on our future results of operations, financial condition and cash flows. See Note 2 to our consolidated financial statements contained elsewhere in this report for further explanation of these agreements and our credit concentration tables.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and schedules are listed in Part IV, Item 15 of this Form 10-K.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Effectiveness of Disclosure Controls and Procedures

As required by Exchange Act Rule 13a-15(b), our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an assessment of the effectiveness of our disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2009. Based upon this assessment, our management concluded that, as of December 31, 2009, these disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rules 13a-15(f) under the Exchange Act). The Company's internal control framework and processes have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. Internal control over financial reporting includes those processes and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements; and
- provide reasonable assurance as to the detection of fraud.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we carried out an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting our assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, KPMG LLP, has issued reports on its assessment of internal control over financial reporting and our consolidated financial statements. KPMG LLP's reports can be found on pages F-1 and F-2. Our audit committee appoints, retains, oversees, evaluates, compensates and terminates on its sole authority our independent auditors and approves all audit engagements, including the scope, fees and terms of each engagement. The audit committee's oversight process is intended to ensure that we will continue to have high-quality, cost-efficient independent auditing services.

Changes in Internal Control over Financial Reporting

There have been no changes in Mirant's internal control over financial reporting that have occurred during the quarter ended December 31, 2009, that have materially affected or are reasonably likely to materially affect such internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item will be set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, to be filed on or before March 26, 2010, and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this Item will be set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, to be filed on or before March 26, 2010, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table sets forth the compensation plans under which our equity securities were authorized for issuance as of December 31, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options, warrants and rights)
	(in millions)		(in millions)
Equity compensation plans approved by security holders	8.2	$23.32	10.4
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8.2	$23.32	10.4

Our 2005 Omnibus Incentive Plan for certain employees and directors of Mirant became effective on January 3, 2006, and is deemed to have been approved by our stockholders by virtue of its approval under the Plan.

Other information required by this Item will be set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, to be filed on or before March 26, 2010, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item will be set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, to be filed on or before March 26, 2010, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, to be filed on or before March 26, 2010, and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 1. *Financial Statements*

Report of Independent Registered Public Accounting Firm F-1
Consolidated Statements of Operations F-3
Consolidated Balance Sheets F-4
Consolidated Statements of Stockholders Equity and Comprehensive Income (Loss) F-5
Consolidated Statements of Cash Flows F-6
Notes to the Consolidated Financial Statements F-7

2. *Financial Statement Schedules*

Report of Independent Registered Public Accounting Firm F-71
Schedule I—Condensed Statements of Operations (Parent) F-72
Schedule I—Condensed Balance Sheets (Parent) F-73
Schedule I—Condensed Statements of Cash Flows (Parent) F-74
Schedule I—Notes to Registrant's Condensed Financial Statements (Parent) F-75
Schedule II—Valuation and Qualifying Accounts F-76

3. *Exhibits*

Exhibits F-77

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mirant Corporation:

We have audited the accompanying consolidated balance sheets of Mirant Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting within Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mirant Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

As discussed in Note 1 to the consolidated financial statements, the Company adopted accounting guidance related to the recognition and disclosure provisions for fair value measurements for financial instruments and nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis, in 2008. In 2009, the Company adopted accounting guidance that extended these aforementioned recognition and disclosure provisions to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

/s/ KPMG LLP

Atlanta, Georgia
February 26, 2010

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2009	2008	2007
	(in millions, except per share data)		
Operating revenues (including unrealized gains (losses) of $(2) million, $840 million and $(564) million, respectively)	**$2,309**	$3,188	$2,019
Cost of fuel, electricity and other products (including unrealized (gains) losses of $(49) million, $54 million and $(28) million, respectively)	**710**	1,059	912
Gross Margin (excluding depreciation and amortization)	**1,599**	2,129	1,107
Operating Expenses:			
Operations and maintenance	**610**	683	707
Depreciation and amortization	**149**	144	129
Impairment losses	**221**	—	175
Gain on sales of assets, net	**(22)**	(39)	(45)
Total operating expenses	**958**	788	966
Operating Income	**641**	1,341	141
Other Expense (Income), net:			
Interest expense	**138**	189	247
Interest income	**(3)**	(70)	(202)
Other, net	**—**	5	(344)
Total other expense (income), net	**135**	124	(299)
Income From Continuing Operations Before Reorganization Items, Net and Income Taxes	**506**	1,217	440
Reorganization items, net	**—**	—	(2)
Provision for income taxes	**12**	2	9
Income From Continuing Operations	**494**	1,215	433
Income From Discontinued Operations, net	**—**	50	1,562
Net Income	**$ 494**	$1,265	$1,995
Basic EPS:			
Basic EPS from continuing operations	**$ 3.41**	$ 6.53	$ 1.72
Basic EPS from discontinued operations	**—**	0.27	6.20
Basic EPS	**$ 3.41**	$ 6.80	$ 7.92
Diluted EPS:			
Diluted EPS from continuing operations	**$ 3.41**	$ 6.11	$ 1.56
Diluted EPS from discontinued operations	**—**	0.25	5.64
Diluted EPS	**$ 3.41**	$ 6.36	$ 7.20
Weighted average shares outstanding	**145**	186	252
Effect of dilutive securities	**—**	13	25
Weighted average shares outstanding assuming dilution	**145**	199	277

The accompanying notes are an integral part of these consolidated financial statements

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,	
	2009	**2008**
	(in millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,953**	$ 1,831
Funds on deposit	**220**	204
Receivables, net	**412**	761
Derivative contract assets	**1,416**	2,582
Inventories	**241**	238
Prepaid expenses	**144**	132
Total current assets	**4,386**	5,748
Property, Plant and Equipment, net	**3,633**	3,215
Noncurrent Assets:		
Intangible assets, net	**171**	196
Derivative contract assets	**599**	585
Deferred income taxes	**376**	565
Prepaid rent	**304**	258
Other	**98**	121
Total noncurrent assets	**1,548**	1,725
Total Assets	**$ 9,567**	$10,688
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	**$ 75**	$ 46
Accounts payable and accrued liabilities	**757**	894
Derivative contract liabilities	**1,150**	2,268
Deferred income taxes	**376**	565
Other	**4**	11
Total current liabilities	**2,362**	3,784
Noncurrent Liabilities:		
Long-term debt, net of current portion	**2,556**	2,630
Derivative contract liabilities	**163**	244
Pension and postretirement obligations	**113**	148
Other	**58**	120
Total noncurrent liabilities	**2,890**	3,142
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, par value $.01 per share, authorized 100,000,000 shares, no shares issued at December 31, 2009 and 2008	**—**	—
Common stock, par value $.01 per share, authorized 1.5 billion shares, issued 311,230,486 shares and 310,666,240 shares at December 31, 2009 and 2008, respectively, and outstanding 144,946,815 shares and 144,629,446 shares at December 31, 2009 and 2008, respectively	**3**	3
Treasury stock, at cost, 166,283,671 shares and 166,036,794 shares at December 31, 2009 and 2008, respectively	**(5,334)**	(5,330)
Additional paid-in capital	**11,427**	11,401
Accumulated deficit	**(1,728)**	(2,222)
Accumulated other comprehensive loss	**(53)**	(90)
Total stockholders' equity	**4,315**	3,762
Total Liabilities and Stockholders' Equity	**$ 9,567**	$10,688

The accompanying notes are an integral part of these consolidated financial statements

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
				(in millions)		
Balance, December 31, 2006	$ 3	$(1,261)	$11,317	$(5,598)	$ (18)	$ 4,443
Share repurchases	—	(1,325)	—	—	—	(1,325)
Stock-based compensation	—	—	29	—	—	29
Exercises of stock options and warrants	—	—	11	—	—	11
Adoption of accounting guidance related to accounting for uncertainty in income taxes	—	—	—	117	—	117
Total stockholders' equity before other comprehensive income						3,275
Net income	—	—	—	1,995	—	1,995
Cumulative translation adjustment	—	—	—	—	4	4
Pension and other postretirement benefits	—	—	—	—	36	36
Total other comprehensive income						2,035
Balance, December 31, 2007	3	(2,586)	11,357	(3,486)	22	5,310
Share repurchases	—	(2,744)	—	—	—	(2,744)
Stock-based compensation	—	—	26	—	—	26
Exercises of stock options and warrants	—	—	18	—	—	18
Adoption of accounting guidance related to fair value measurement	—	—	—	1	—	1
Adoption of accounting guidance related to pension and other postretirement benefits measurement date transition	—	—	—	(2)	(1)	(3)
Total stockholders' equity before other comprehensive income						2,608
Net income	—	—	—	1,265	—	1,265
Pension and other postretirement benefits	—	—	—	—	(111)	(111)
Total other comprehensive income						1,154
Balance, December 31, 2008	3	(5,330)	11,401	(2,222)	(90)	3,762
Share repurchases	—	(4)	—	—	—	(4)
Stock-based compensation	—	—	26	—	—	26
Total stockholders' equity before other comprehensive income						3,784
Net income	—	—	—	494	—	494
Pension and other postretirement benefits	—	—	—	—	37	37
Total other comprehensive income						531
Balance, December 31, 2009	**$ 3**	**$(5,334)**	**$11,427**	**$(1,728)**	**$ (53)**	**$ 4,315**

The accompanying notes are an integral part of these consolidated financial statements

MIRANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
	(in millions)		
Cash Flows from Operating Activities:			
Net income	**$ 494**	$ 1,265	$ 1,995
Income from discontinued operations, net	**—**	50	1,562
Income from continuing operations	**494**	1,215	433
Adjustments to reconcile income from continuing operations and changes in other operating assets and liabilities to net cash provided by operating activities:			
Depreciation and amortization	**156**	148	139
Impairment losses	**221**	—	175
Gain on sales of assets, net	**(22)**	(39)	(45)
Unrealized losses (gains) on derivative contracts, net	**(47)**	(786)	536
Stock-based compensation expense	**24**	25	25
Postretirement benefits curtailment gain	**—**	(5)	(32)
Settlement of the Back-to-Back Agreement with Pepco	**—**	—	(341)
Lower of cost or market inventory adjustments	**32**	65	7
Other, net	**—**	4	1
Changes in operating assets and liabilities:			
Receivables, net	**344**	(213)	184
Funds on deposit	**(18)**	104	(69)
Inventories	**(35)**	47	(77)
Other assets	**(47)**	(29)	57
Accounts payable and accrued liabilities	**(283)**	220	(128)
Settlement of claims payable	**(12)**	(16)	(53)
Other liabilities	**1**	(63)	(26)
Total adjustments	**314**	(538)	353
Net cash provided by operating activities of continuing operations	**808**	677	786
Net cash provided by operating activities of discontinued operations	**9**	50	178
Net cash provided by operating activities	**817**	727	964
Cash Flows from Investing Activities:			
Capital expenditures	**(676)**	(731)	(588)
Proceeds from the sales of assets	**26**	42	57
Restricted deposit payments and other	**4**	(30)	7
Net cash used in investing activities of continuing operations	**(646)**	(719)	(524)
Net cash provided by investing activities of discontinued operations	**—**	25	5,281
Net cash provided by (used in) investing activities	**(646)**	(694)	4,757
Cash Flows from Financing Activities:			
Share repurchases	**(4)**	(2,761)	(1,308)
Repayments and purchases of long-term debt	**(45)**	(420)	(180)
Proceeds from exercises of stock options and warrants	**—**	18	11
Net cash used in financing activities of continuing operations	**(49)**	(3,163)	(1,477)
Net cash used in financing activities of discontinued operations	**—**	—	(669)
Net cash used in financing activities	**(49)**	(3,163)	(2,146)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**—**	—	1
Net Increase (Decrease) in Cash and Cash Equivalents	**122**	(3,130)	3,576
Cash and Cash Equivalents, beginning of year	**1,831**	4,961	1,139
Plus: Cash and Cash Equivalents in Assets Held for Sale, beginning of year	**—**	—	246
Less: Cash and Cash Equivalents in Assets Held for Sale, end of year	**—**	—	—
Cash and Cash Equivalents, end of year	**$1,953**	$ 1,831	$ 4,961
Supplemental Cash Flow Disclosures:			
Cash paid for interest, net of amounts capitalized	**$ 124**	$ 175	$ 346
Cash paid for income taxes, net of refunds received	**$ 9**	$ —	$ 33
Cash paid for claims and professional fees from bankruptcy	**$ 1**	$ 17	$ 63

The accompanying notes are an integral part of these consolidated financial statements

1. Description of Business and Accounting and Reporting Policies

Mirant is a competitive energy company that produces and sells electricity in the United States. The Company owns or leases 10,076 MW of net electric generating capacity in the Mid-Atlantic and Northeast regions and in California. Mirant also operates an integrated asset management and energy marketing organization based in Atlanta, Georgia.

Mirant Corporation was incorporated in Delaware on September 23, 2005. Pursuant to the Plan for Mirant and certain of its subsidiaries, on January 3, 2006, New Mirant emerged from bankruptcy and acquired substantially all of the assets of Old Mirant, a corporation that was formed in Delaware on April 3, 1993, and that had been named Mirant Corporation prior to January 3, 2006. The Plan provides that New Mirant has no successor liability for any unassumed obligations of Old Mirant. Old Mirant was then renamed and transferred to a trust, which is not affiliated with New Mirant.

In the third quarter of 2006, the Company commenced separate auction processes to sell its Philippine (2,203 MW) and Caribbean (1,050 MW) businesses and six U.S. natural gas-fired generating facilities totaling 3,619 MW, consisting of the Zeeland, West Georgia, Shady Hills, Sugar Creek, Bosque and Apex facilities. On May 1, 2007, the Company completed the sale of the six U.S. natural gas-fired generating facilities. On June 22, 2007, the Company completed the sale of its Philippine business. On August 8, 2007, the Company completed the sale of its Caribbean business. In addition, on May 7, 2007, the Company completed the sale of Mirant NY-Gen (121 MW). After transaction costs and repayment of debt, the net proceeds to Mirant from dispositions completed in the year ended December 31, 2007, were approximately $5.071 billion. See Note 8 for additional information regarding the accounting for these businesses and facilities as discontinued operations.

Between November 2007 and December 2008, Mirant returned approximately $4.056 billion of cash to its stockholders through purchases of 122 million shares of its common stock, including 86 million shares that were purchased through open market purchases in 2008 for approximately $2.74 billion. See Note 11 for further discussion of the share repurchases.

Basis of Presentation

The accompanying consolidated financial statements of Mirant and its wholly-owned subsidiaries have been prepared in accordance with GAAP.

The accompanying consolidated financial statements include the accounts of Mirant and its wholly-owned and controlled majority-owned subsidiaries as well as a VIE in which Mirant has an interest and is the primary beneficiary. The consolidated financial statements have been prepared from records maintained by Mirant and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As of December 31, 2009, substantially all of Mirant's subsidiaries are wholly-owned and located in the United States. The Company's potential tax obligations related to MC Asset Recovery result in its continued treatment as a VIE in which Mirant is the primary beneficiary as defined in the guidance related to accounting for VIEs. The entity, therefore, is included in the Company's consolidated financial statements. See Note 14 for further discussion of MC Asset Recovery.

All amounts are presented in United States dollars unless otherwise noted. In accordance with the accounting guidance related to discontinued operations, the results of operations of the Company's businesses and facilities that have been disposed of and have met the criteria for such classification, have been reclassified to discontinued operations. Certain prior period amounts have been reclassified to conform to the current year financial statement presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make various estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Mirant's significant estimates include:

- determining the fair value of certain derivative contracts;
- estimating future taxable income in evaluating its deferred tax asset valuation allowance;
- estimating the useful lives of long-lived assets;
- determining the value of asset retirement obligations;
- estimating future cash flows in determining impairments of long-lived assets and definite-lived intangible assets;
- estimating the fair value and expected return on plan assets, discount rates and other actuarial assumptions used in estimating pension and other postretirement benefit plan liabilities;
- estimating certain assumptions used in the grant date fair value of stock options; and
- estimating losses to be recorded for contingent liabilities.

The Company evaluates events that occur after its balance sheet date but before its financial statements are issued for potential recognition or disclosure. Based on the evaluation, as of the time of filing this Form 10-K with the SEC on February 26, 2010, the Company determined that there were no material subsequent events for recognition or disclosure other than those disclosed herein.

Revenue Recognition

Mirant recognizes revenue from the sale of energy when earned and collection is probable. Some sales of energy are based on economic dispatch, or 'as-ordered' by an ISO or RTO, based on member participation agreements, but without an underlying contractual commitment. ISO and RTO revenues and revenues from sales of energy based on economic-dispatch are recorded on the basis of MWh delivered, at the relevant day-ahead or real-time prices. In accordance with accounting guidance related to derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities, physical transactions, or revenues from the sale of generated electricity to ISOs and RTOs, are recorded on a gross basis in the consolidated statement of operations. Financial transactions, or the buying and selling of energy for trading purposes, are recorded on a net basis in the consolidated statement of operations. When a long-term electric power agreement conveys to the buyer of the electric power the right to use the generating capacity of Mirant's facility, that agreement is evaluated to determine if it is a lease of the generating facility rather than a sale of electric power. Operating lease revenue for the Company's generating facilities is normally recorded as capacity revenue and included in operating revenues in the consolidated statements of operations. Capacity revenue also consists of revenue received from providing ancillary services and revenue received from an ISO or RTO based on auction results or negotiated contract prices for making installed generation capacity available to meet system reliability requirements.

Cost of Fuel, Electricity and Other Products

Cost of fuel, electricity and other products on the Company's consolidated statements of operations includes the costs of goods produced and sold through the combustion process, including the costs associated with handling and disposal of ash, and services rendered during a reporting period. Cost of fuel, electricity and other products also includes purchased emissions allowances for CO2, SO2 and NOx and the settlements of and changes in fair value of derivative financial instruments used to hedge fuel economically. Additionally, cost of fuel, electricity and other products includes lower of cost or market inventory adjustments and gains recognized on the sale of inventory. Cost of fuel, electricity and other products excludes depreciation and amortization. Gross margin is total operating revenues less cost of fuel, electricity and other products.

Derivative Financial Instruments

Derivative financial instruments are recorded in the accompanying consolidated balance sheets at fair value as either derivative contract assets or liabilities, and changes in fair value are recognized currently in earnings, unless the Company elects to apply fair value or cash flow hedge accounting based on meeting specific criteria in the accounting guidance for derivative financial instruments. For the years ended December 31, 2009, 2008 and 2007, the Company did not have any derivative financial instruments that it had designated as fair value or cash flow hedges for accounting purposes. Mirant's derivative financial instruments are categorized by the Company based on the business objective the instrument is expected to achieve: asset management or proprietary trading and fuel oil management. All derivative financial instruments are recorded at fair value, except for certain transactions that qualify for the normal purchases or normal sales exclusion under the accounting guidance for derivative financial instruments and, therefore, qualify for the use of accrual accounting.

As the Company's derivative financial instruments have not been designated as hedges for accounting purposes, changes in such instruments' fair values are recognized immediately in earnings. For asset management activities, changes in fair value and settlement of derivative financial instruments used to hedge electricity economically are reflected in operating revenue and changes in fair value and settlement of derivative financial instruments used to hedge fuel economically are reflected in cost of fuel, electricity and other products in the accompanying consolidated statements of operations. Changes in the fair value and settlements of derivative financial instruments for proprietary trading and fuel oil management activities are recorded on a net basis as operating revenue in the accompanying consolidated statements of operations.

Concentration of Revenues

In 2009, 2008 and 2007, Mirant earned a significant portion of its operating revenue and gross margin from the PJM market, where its Mirant Mid-Atlantic generating facilities are located. Mirant Mid-Atlantic's revenues and gross margin as a percentage of Mirant's total revenues and gross margin from continuing operations are as follows:

	Years Ended December 31,		
	2009	2008	2007
Operating revenues	77%	72%	56%
Gross margin	78%	81%	55%

Coal Supplier Concentration Risk

The Company procures most of its coal from a small number of strategic suppliers. In order to mitigate the risk of non-performance, the Company manages its concentration levels to individual suppliers and mines. At December 31, 2009, two of the Company's coal suppliers together represented approximately 53% of the Company's expected coal purchases for 2010.

Concentration of Labor Subject to Collective Bargaining Agreements

At December 31, 2009, approximately 48% of Mirant's employees are subject to collective bargaining agreements. Of those employees subject to collective bargaining agreements, 68% are represented by IBEW Local 1900 in the Mid-Atlantic region.

Cash and Cash Equivalents

Mirant considers all short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009, except for amounts held in bank accounts to cover current payables, all of the Company's cash and cash equivalents were invested in AAA-rated United States Treasury money market funds.

Restricted Cash

Restricted cash is included in current and noncurrent assets as funds on deposit and other noncurrent assets in the accompanying consolidated balance sheets. At December 31, 2009, current and noncurrent funds on deposit were $220 million and $39 million, respectively. At December 31, 2008, current and noncurrent funds on deposit were $204 million and $48 million, respectively. Restricted cash includes deposits with brokers and cash collateral posted with third parties to support the Company's commodity positions as well as $124 million and $122 million deposits as of December 31, 2009 and 2008, respectively, by Mirant North America posted under its senior secured term loan to support the issuance of letters of credit.

Accounts Receivable and Notes Receivable

Receivables consisted of the following (in millions):

	At December 31,	
	2009	2008
Customer accounts	$401	$751
Notes receivable	2	5
Other	10	18
Less: allowance for uncollectible accounts	(1)	(3)
Total receivables	412	771
Less: long-term receivables included in other long-term assets	—	(10)
Total current receivables	$412	$761

Inventories

Inventories consist primarily of fuel oil, coal, materials and supplies, and purchased emissions allowances. Inventory is generally stated at the lower of cost or market value. The inventory is expensed on a weighted average cost basis as it is used. Fuel inventory is removed from the inventory account as it is used in the generation of electricity. Materials and supplies are removed from the inventory account when they are used for repairs, maintenance or capital projects. Purchased emissions allowances are removed from inventory and charged to cost of fuel, electricity and other products in the accompanying consolidated statements of operations as they are utilized for emissions volumes.

Inventories were comprised of the following (in millions):

	At December 31,	
	2009	2008
Fuel inventory:		
Fuel oil	$ 99	$113
Coal	52	43
Other	1	1
Materials and supplies	66	63
Purchased emissions allowances	23	18
Total inventories	$241	$238

Granted Emissions Allowances

Included in property, plant and equipment are: (1) emissions allowances granted by the EPA that were projected to be required to offset physical emissions; and (2) emissions allowances granted by the EPA that were projected to be in excess of those required to offset physical emissions related to generating facilities owned by the Company. These emissions allowances were recorded at fair value at the date of the acquisition of the facility and are depreciated on a straight-line basis over the estimated useful life of the respective generating facility and are charged to depreciation and amortization expense in the accompanying consolidated statements of operations.

Included in other intangible assets are emissions allowances related to the Dickerson and Morgantown baseload units leased by the Company. Emissions allowances related to leased units are recorded at fair value at the commencement of the lease. These emissions allowances are amortized on a straight-line basis over the term of the lease for leased units, and are charged to depreciation and amortization expense in the accompanying consolidated statements of operations.

As a result of the capital expenditures Mirant has incurred to comply with the requirements of the Maryland Healthy Air Act, the Company expects to have significant excess SO2 and NOx emissions allowances in future periods. The Company plans to continue to maintain some SO2 and NOx emissions allowances in excess of expected generation in case its actual generation exceeds its current forecasts for future periods and for possible future additions of generating capacity.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes materials, labor, associated payroll-related and overhead costs and the cost of financing construction. The cost of routine maintenance and repairs, such as inspections and corrosion removal, and the replacement of minor items of property are charged to expense as incurred. Certain expenditures incurred during a major maintenance outage of a generating facility are capitalized, including the replacement of major component parts and labor and overhead incurred to install the parts. Depreciation of the recorded cost of depreciable property, plant and equipment is determined using primarily composite rates. Leasehold improvements are depreciated over the shorter of the expected life of the related equipment or the lease term. Upon the retirement or sale of property, plant and equipment, the cost of such assets and the related accumulated depreciation are removed from the consolidated balance sheets. No gain or loss is recognized for ordinary retirements in the normal course of business since the composite depreciation rates used by Mirant take into account the effect of interim retirements.

Capitalization of Interest Cost

Mirant capitalizes interest on projects during their construction period. The Company determines which debt instruments represent a reasonable measure of the cost of financing construction in terms of interest costs incurred that otherwise could have been avoided. These debt instruments and associated interest costs are included in the calculation of the weighted average interest rate used for determining the capitalization rate. Once a project is placed in service, capitalized interest, as a component of the total cost of the construction, is amortized over the estimated useful life of the asset constructed.

For the years ended December 31, 2009, 2008 and 2007, the Company incurred the following interest costs (in millions):

	Years Ended December 31,		
	2009	2008	2007
Total interest costs	$210	$237	$272
Capitalized and included in property, plant and equipment, net	(72)	(48)	(25)
Interest expense	$138	$189	$247

The amounts of capitalized interest above include interest accrued. For the years ended December 31, 2009, 2008 and 2007, cash paid for interest was $192 million, $223 million and $374 million, respectively, of which $68 million, $48 million and $28 million, respectively, were capitalized.

Development Costs

Mirant capitalizes project development costs for generating facilities once it is probable that the project will be completed. These costs include professional fees, permits and other third party costs directly associated with the development of a new project. The capitalized costs are depreciated over the life of the asset or charged to operating expense if the completion of the project is no longer probable. Project development costs are expensed when incurred until the probable threshold is met.

Operating Leases

Mirant leases various assets under non-cancelable leasing arrangements, including generating facilities, office space and other equipment. The rent expense associated with leases that qualify as operating leases is recognized on a straight-line basis over the lease term within operations and maintenance expense in the consolidated statements of operations. The Company's most significant operating leases are Mirant Mid-Atlantic's leases of the Dickerson and Morgantown baseload units, which expire in 2029 and 2034, respectively. Mirant Mid-Atlantic has an option to extend these leases. Any extensions of the respective leases would be for less than 75% of the economic useful life of the facility, as measured from the beginning of the original lease term through the end of the proposed remaining lease term. As of December 31, 2009, the total notional minimum lease payments for the remaining terms of the leases of the Dickerson and Morgantown baseload units aggregated approximately $1.9 billion. The capital expenditures associated with the leased units of Dickerson and Morgantown are included as leasehold improvements in property, plant and equipment on the accompanying consolidated balance sheets. Payments made under the terms of the lease agreement in excess of the amount of lease expense recognized are recorded as prepaid rent in the accompanying consolidated balance sheets. Prepaid rent attributable to periods beyond one year is included in noncurrent assets.

Intangible Assets

Intangible assets relate primarily to trading rights, development rights and emissions allowances. Intangible assets with definite useful lives are amortized on a straight-line basis to their estimated residual values over their respective useful lives ranging up to 40 years.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized as interest expense on a basis that approximates the effective interest method over the term of the related debt. At December 31, 2009 and 2008, the unamortized balance of debt issuance costs was approximately $29 million and $38 million, respectively, and is included in other noncurrent assets on the accompanying consolidated balance sheets.

Income Taxes and Deferred Tax Asset Valuation Allowance

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company thinks that future sources of taxable income, reversing taxable temporary differences and implemented tax planning strategies will be sufficient to realize deferred tax assets for which no valuation allowance has been established. A portion of the Company's NOLs (approximately $361 million) is attributable to excess tax deductions primarily related to bankruptcy transactions. The tax benefit of these excess tax deductions will be realized as the last NOLs are utilized for financial reporting. The realization of these excess tax deductions will be recorded as an increase to additional paid-in-capital in stockholders' equity. Additionally, the Company's valuation allowance includes $21 million relating to the tax effects of other comprehensive income items primarily related to employee benefits. These other comprehensive income items will be reduced in the event that the valuation allowance is no longer required.

Impairment of Long-Lived Assets

Mirant evaluates long-lived assets, such as property, plant and equipment and purchased intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluations are performed in accordance with the accounting guidance related to evaluating long-lived assets for impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds its fair value. See Note 3 for further discussion.

Earnings per Share

Basic earnings per share is calculated by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of shares of common stock and dilutive potential common shares, including common shares from warrants, restricted stock shares, restricted stock units and stock options using the treasury stock method.

Fair Value of Financial Instruments

The accounting guidance related to the disclosure about fair value of financial instruments requires the disclosure of the fair value of all financial instruments that are not otherwise recorded at fair value in the financial statements. At December 31, 2009 and 2008, financial instruments recorded at contractual amounts that approximate fair value include cash and cash equivalents, funds on deposit, customer accounts receivable, notes receivable and accounts payable and accrued liabilities. The fair values of such items are not materially sensitive to shifts in market interest rates because of the short term to maturity of these instruments. The fair value of the Company's long-term debt is estimated using quoted market prices when available.

Recently Adopted Accounting Guidance

In December 2007, the FASB issued revised guidance related to accounting for business combinations. This guidance requires an acquirer of a business to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their acquisition-date fair values. The guidance also requires disclosure of information necessary for investors and other users to evaluate and understand the nature and financial effect of the business combination. Additionally, the guidance requires that acquisition-related costs be expensed as incurred. The provisions of this guidance became effective for acquisitions completed on or after January 1, 2009; however, the income tax considerations included in the guidance were effective as of that date for all acquisitions, regardless of the acquisition date. The Company adopted this accounting guidance on January 1, 2009, and the adoption had no effect on the Company's consolidated statements of operations, financial position or cash flows.

On February 12, 2008, the FASB issued guidance related to fair value measurements, which deferred the effective date of fair value measurements for one year for certain nonfinancial assets and liabilities, with the exception of those nonfinancial assets and liabilities that are recognized or disclosed on a recurring basis (at least annually). The Company's non-recurring nonfinancial assets and liabilities that could be measured at fair value in the Company's consolidated financial statements include long-lived asset impairments and the initial recognition of asset retirement obligations. The Company adopted the guidance related to fair value measurements for non-recurring nonfinancial assets and liabilities on January 1, 2009, and the adoption had no effect on the Company's consolidated statements of operations, financial position or cash flows. The Company incorporated the recognition and disclosure provisions related to fair value measurements for non-recurring nonfinancial assets and liabilities when applicable. See Note 3 for these disclosures.

On March 19, 2008, the FASB issued guidance that enhances the required disclosures for derivative instruments. The Company utilizes derivative financial instruments to manage its exposure to commodity price risks and for its proprietary trading and fuel oil management activities. The Company adopted this guidance on January 1, 2009. See Note 2 for these disclosures.

On December 30, 2008, the FASB issued guidance which requires enhanced disclosures about plan assets of an employer's defined benefit pension or other postretirement plan. The enhanced disclosures require additional information on how the fair value of plan assets is measured, including a reconciliation of beginning and ending balances for Level 3 inputs and the valuation techniques used to measure fair value. This guidance is effective for fiscal years ending after December 15, 2009. The Company adopted the accounting guidance for its defined benefit and other postretirement plan disclosures for the year ended December 31, 2009. See Note 6 for these disclosures.

On April 9, 2009, the FASB issued guidance that requires disclosures about the fair value of financial instruments that are not otherwise recorded at fair value in the interim financial statements. These fair value disclosures were effective for interim periods ending after June 15, 2009. The Company adopted this accounting guidance for its disclosures of the fair value of financial instruments for the quarter ended June 30, 2009, and the adoption had no effect on the Company's consolidated statements of operations, financial position or cash flows. See "Fair Value of Other Financial Instruments" in Note 2 for these disclosures.

On April 9, 2009, the FASB issued guidance which provides additional direction on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. Under distressed market conditions, the Company needs to weigh all available evidence in determining whether a transaction occurred in an orderly market. This guidance requires additional judgment by the Company when determining the fair value of derivative contracts in the current economic environment. The Company adopted this accounting guidance for its fair value measurements for the quarter ended June 30, 2009, and the adoption did not have a material effect on the Company's consolidated statements of operations, financial position or cash flows.

On May 28, 2009, the FASB issued guidance which requires the Company to disclose the date through which it has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. This guidance defines two types of subsequent events; recognized and non-recognized events, with recognized events reflecting conditions that existed as of the balance sheet date.

Subsequent event disclosure is effective for interim periods ending after June 15, 2009. The Company adopted the subsequent event disclosure requirements for the quarter ended June 30, 2009, and the adoption had no effect on the Company's consolidated statements of operations, financial position or cash flows.

On July 1, 2009, the FASB issued guidance which codified all authoritative nongovernmental GAAP into a single source. This guidance is effective for interim and annual periods ending after September 15, 2009. The codified guidance supersedes all existing accounting standards, but does not change the contents of those standards. The Company adopted this accounting guidance for the quarter ended September 30, 2009, and the Company changed its references to accounting literature to conform to the codified source of authoritative nongovernmental GAAP.

On August 27, 2009, the FASB issued updated guidance for measuring the fair value of liabilities. The guidance clarifies that a quoted price for the identical liability in an active market is the best evidence of fair value for that liability, and in the absence of a quoted market price, the liability may be measured at fair value at the amount that the Company would receive as proceeds if it were to issue that liability at the measurement date. The Company adopted this accounting guidance for its fair value measurements of liabilities for the quarter ended September 30, 2009, and the adoption did not have a material effect on the Company's consolidated statements of operations, financial position or cash flows.

On September 30, 2009, the FASB issued guidance for reporting entities that have investments in certain entities that calculate net asset value per share or an equivalent. This guidance provides a practical expedient to measure the fair value using net asset value per share for investments that fall within the scope of the guidance. The Company's pension plans have investments in certain funds that utilize net asset value per share and the Company has elected this practical expedient to measure the fair value of certain of these funds. The Company adopted the accounting guidance for its defined benefit and other postretirement plan disclosures for the year ended December 31, 2009. See Note 6 for these disclosures.

New Accounting Guidance Not Yet Adopted at December 31, 2009

On June 12, 2009, the FASB issued guidance which requires the Company to perform an analysis to determine whether the Company's variable interest gives it a controlling financial interest in a VIE. This analysis should identify the primary beneficiary of a VIE. This guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE and enhances the disclosures to provide more information regarding the Company's involvement in a VIE. This guidance is effective for fiscal years beginning after November 15, 2009. The Company adopted this accounting guidance on January 1, 2010.

The Company reassessed its interests in its only VIE, MC Asset Recovery, and determined that based on the qualitative approach established in the new accounting guidance, it is no longer deemed to be the primary beneficiary, as Mirant Corporation has no power to direct the activities or make the decisions that most significantly affect MC Asset Recovery's economic performance. As a result of the initial application of this guidance, the Company will deconsolidate MC Asset Recovery effective January 1, 2010.

The effect on the Company's consolidated balance sheet at December 31, 2009, would be a reduction to both current assets and current liabilities of $39 million. The effect to the Company's consolidated balance sheet at December 31, 2008, would be an increase in current assets of $4 million and a decrease in noncurrent assets of $4 million. The effect on the Company's income statement for the years ended December 31, 2009, 2008 and 2007 would be a decrease in operations and maintenance of $1 million, $16 million and $31 million, respectively, with a corresponding offset in other income, and therefore, no effect to net income.

On January 21, 2010, the FASB issued guidance that enhances the disclosures for fair value measurements. The guidance requires the Company to separately disclose the amount of significant transfers in or out of Level 1 and Level 2 of the fair value hierarchy and the reasons for the significant transfers. The Company will present these disclosures in its Form 10-Q for the quarter ended March 31, 2010.

Additionally, the guidance requires a reconciliation for Level 3 fair value measurements, including presenting separately the amount of purchases, issuances and settlements on a gross basis. The Company currently discloses the amount of purchases, issuances and settlements on a net basis within its roll forward of Level 3 fair value measurements in Note 2. These disclosure requirements are effective for fiscal years beginning after December 15, 2010. The Company will present these disclosures in its Form 10-Q for the quarter ended March 31, 2011.

2. Financial Instruments

Derivative Financial Instruments

In connection with the business of generating electricity, the Company is exposed to energy commodity price risk associated with the acquisition of fuel and emissions allowances needed to generate electricity, the price of electricity produced and sold, and the fair value of fuel inventories. In addition, the open positions in the Company's trading activities, comprised of proprietary trading and fuel oil management activities, expose it to risks associated with changes in energy commodity prices. The Company, through its asset management activities, enters into a variety of exchange-traded and OTC energy and energy-related derivative financial instruments, such as forward contracts, futures contracts, option contracts and financial swap agreements to manage exposure to commodity price risks. These contracts have varying terms and durations, which range from a few days to years, depending on the instrument. The Company's proprietary trading activities also utilize similar derivative contracts in markets where the Company has a physical presence to attempt to generate incremental gross margin. The Company's fuel oil management activities use derivative financial instruments to hedge economically the fair value of the Company's physical fuel oil inventories and to optimize the approximately three million barrels of storage capacity that the Company owns or leases.

Changes in the fair value and settlements of derivative financial instruments used to hedge electricity economically are reflected in operating revenue, and changes in the fair value and settlements of derivative financial instruments used to hedge fuel economically are reflected in cost of fuel, electricity and other products in the accompanying consolidated statements of operations. Most of the Company's long-term coal agreements are not required to be recorded at fair value because of the Company's election of normal purchases treatment under the accounting guidance for derivative financial instruments. As such, these contracts are not included in derivative contract assets and liabilities in the accompanying consolidated balance sheets and are not included in the tables below. Changes in the fair value and settlements of derivative contracts for trading activities, comprised of proprietary trading and fuel oil management, are recorded on a net basis as operating revenue in the accompanying consolidated statements of operations. As of December 31, 2009, the Company does not have any derivative financial instruments for which hedge accounting has been elected.

The Company also considers risks associated with interest rates, counterparty credit and Mirant's own non-performance risk when valuing its derivative financial instruments. The nominal value of the derivative contract assets and liabilities is discounted to account for time value using a LIBOR forward interest rate curve based on the tenor of the Company's transactions being valued.

The following table presents the fair value of derivative financial instruments related to commodity price risk (in millions):

Commodity Derivative Contracts	Balance Sheet Location	Fair Value at December 31, 2009	Fair Value at December 31, 2008
Asset management	Derivative contract assets	$ 1,204	$ 1,285
Trading activities	Derivative contract assets	811	1,882
Total derivative contract assets		2,015	3,167
Asset management	Derivative contract liabilities	(503)	(736)
Trading activities	Derivative contract liabilities	(810)	(1,776)
Total derivative contract liabilities		(1,313)	(2,512)
Asset management, net		701	549
Trading activities, net		1	106
Total derivative contracts, net		$ 702	$ 655

The following tables present the net gains (losses) for derivative financial instruments recognized in income in the consolidated statements of operations (in millions):

Commodity Derivative Contracts	Location of Net Gains (Losses) Recognized in Income	Amount of Net Gains (Losses) Recognized in Income for the Year Ended December 31, 2009		
		Realized	Unrealized	Total
Asset management	Operating revenues	$745	$ 111	$856
Trading activities	Operating revenues	145	(113)	32
Asset management	Cost of fuel, electricity and other products	(74)	49	(25)
Total		$816	$ 47	$863

Commodity Derivative Contracts	Location of Net Gains (Losses) Recognized in Income	Amount of Net Gains (Losses) Recognized in Income for the Year Ended December 31, 2008		
		Realized	Unrealized	Total
Asset management	Operating revenues	$ (92)	$720	$628
Trading activities	Operating revenues	(39)	120	81
Asset management	Cost of fuel, electricity and other products	6	(54)	(48)
Total		$(125)	$786	$661

The following table presents the notional quantity on long (short) positions for derivative financial instruments on a gross and net basis at December 31, 2009 (in equivalent MWh):

	Notional Quantity		
	Derivative Contract Assets	Derivative Contract Liabilities	Net Derivative Contracts
		(in millions)	
Commodity Type:			
Power[(1)]	(82)	38	(44)
Natural gas	(32)	32	—
Fuel oil	3	(4)	(1)
Coal	1	(1)	—
Total	(110)	65	(45)

(1) Includes MWh equivalent of natural gas transactions used to hedge power economically.

Fair Value Hierarchy

Based on the observability of the inputs used in the valuation techniques for fair value measurement, the Company is required to classify recorded fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value measurement inputs the Company uses vary from readily observable prices for exchange-traded instruments to price curves that cannot be validated through external pricing sources. The Company's financial assets and liabilities carried at fair value in the consolidated financial statements are classified in three categories based on the inputs used.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls must be determined based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

The following tables set forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009, by category and tenor, respectively. At December 31, 2009, the Company's only financial assets and liabilities measured at fair value on a recurring basis are derivative financial instruments.

The following table presents financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2009, on a gross and net basis by category (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets:				
Commodity contracts—asset management	$ 13	$1,170	$ 21	$ 1,204
Commodity contracts—trading activities	374	415	22	811
Total derivative contract assets	387	1,585	43	2,015
Liabilities:				
Commodity contracts—asset management	(25)	(476)	(2)	(503)
Commodity contracts—trading activities	(368)	(433)	(9)	(810)
Total derivative contract liabilities	(393)	(909)	(11)	(1,313)
Net:				
Commodity contracts—asset management, net	(12)	694	19	701
Commodity contracts—trading activities, net	6	(18)	13	1
Total derivative contract assets and liabilities, net	$ (6)	$ 676	$ 32	$ 702

The following table presents financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2008, on a gross and net basis by category (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets:				
Commodity contracts—asset management	$ 5	$ 1,256	$24	$ 1,285
Commodity contracts—trading activities	540	1,319	23	1,882
Total derivative contract assets	545	2,575	47	3,167
Liabilities:				
Commodity contracts—asset management	(22)	(714)	—	(736)
Commodity contracts—trading activities	(539)	(1,236)	(1)	(1,776)
Total derivative contract liabilities	(561)	(1,950)	(1)	(2,512)
Net:				
Commodity contracts—asset management, net	(17)	542	24	549
Commodity contracts—trading activities, net	1	83	22	106
Total derivative contract assets and liabilities, net	$ (16)	$ 625	$46	$ 655

The following table presents financial assets and liabilities, net accounted for at fair value on a recurring basis as of December 31, 2009, by tenor (in millions):

	Commodity Contracts		
	Asset Management	Trading Activities	Total
2010	$266	$—	$266
2011	107	4	111
2012	89	(3)	86
2013	117	—	117
2014	122	—	122
Thereafter	—	—	—
Total	$701	$ 1	$702

The volumetric weighted average maturity, or weighted average tenor, of the asset management derivative contract portfolio at December 31, 2009 and 2008, was approximately 22 months and 23 months, respectively. The volumetric weighted average maturity, or weighted average tenor, of the trading derivative contract portfolio at December 31, 2009 and 2008, was approximately 9 months and 8 months, respectively.

Level 3 Disclosures

The following tables present a roll forward of fair values of assets and liabilities, net categorized in Level 3 for the years ended December 31, 2009 and 2008, and the amount included in income for the years ended December 31, 2009 and 2008 (in millions):

	Commodity Contracts		
	Asset Management	Trading Activities	Total
Fair value of assets and liabilities categorized in Level 3 at January 1, 2009	$ 24	$ 22	$ 46
Total gains or losses (realized/unrealized):			
Included in income of existing contracts (or changes in net assets or liabilities)[1]	(58)	(62)	(120)
Purchases, issuances and settlements[2]	54	53	107
Transfers in and/or out of Level 3[3]	(1)	—	(1)
Fair value of assets and liabilities categorized in Level 3 at December 31, 2009	$ 19	$ 13	$ 32

	Commodity Contracts		
	Asset Management	Trading Activities	Total
Fair value of assets and liabilities categorized in Level 3 at January 1, 2008	$12	$—	$12
Total gains or losses (realized/unrealized):			
Included in income of existing contracts (or changes in net assets or liabilities)[1]	(4)	—	(4)
Purchases, issuances and settlements[2]	16	5	21
Transfers in and/or out of Level 3[3]	—	17	17
Fair value of assets and liabilities categorized in Level 3 at December 31, 2008	$24	$22	$46

(1) Reflects the total gains or losses on contracts included in Level 3 at the beginning of each quarterly reporting period and at the end of each quarterly reporting period, and contracts entered into during each quarterly reporting period that remain at the end of each quarterly reporting period.

(2) Represents the total cash settlements of contracts during each quarterly reporting period that existed at the beginning of each quarterly reporting period.

(3) Denotes the total contracts that existed at the beginning of each quarterly reporting period and were still held at the end of each quarterly reporting period that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during each quarterly reporting period. Amounts reflect fair value as of the end of each quarterly reporting period.

	Year Ended December 31, 2009		
	Operating Revenues	Cost of Fuel	Total
Gains (losses) included in income	$(22)	$8	$(14)
Gains included in income (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009	$ 7	$7	$ 14

	Year Ended December 31, 2008		
	Operating Revenues	Cost of Fuel	Total
Gains (losses) included in income	$46	$(12)	$34
Gains (losses) included in income (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008	$52	$ (7)	$45

Counterparty Credit Concentration Risk

The Company is exposed to the default risk of the counterparties with which the Company transacts. The Company manages its credit risk by entering into master netting agreements and requiring counterparties to post cash collateral or other credit enhancements based on the net exposure and the credit standing of the counterparty. The Company also has non-collateralized power hedges entered into by Mirant Mid-Atlantic. These transactions are senior unsecured obligations of Mirant Mid-Atlantic and the counterparties and do not require either party to post cash collateral for initial margin or for securing exposure as a result of changes in power or natural gas prices. The Company's credit reserve on its derivative contract assets was $13 million and $52 million at December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, approximately $12 million and $20 million, respectively, of cash collateral posted to the Company by counterparties under master netting agreements were included in accounts payable and accrued liabilities on the consolidated balance sheets.

The Company also monitors counterparty credit concentration risk on both an individual basis and a group counterparty basis. The following tables highlight the credit quality and the balance sheet settlement exposures related to these activities as of December 31, 2009 and 2008 (dollars in millions):

	At December 31, 2009				
Credit Rating Equivalent	**Gross Exposure Before Collateral(1)**	**Net Exposure Before Collateral(2)**	**Collateral(3)**	**Exposure Net of Collateral**	**% of Net Exposure**
Clearing and Exchange	$ 790	$ 96	$ 96	$ —	—
Investment Grade:					
Financial institutions	997	646	12	634	81%
Energy companies	497	125	13	112	14%
Other	—	—	—	—	—
Non-investment Grade:					
Financial institutions	—	—	—	—	—
Energy companies	—	—	—	—	—
Other	—	—	—	—	—
No External Ratings:					
Internally-rated investment grade	34	27	—	27	4%
Internally-rated non-investment grade	8	8	—	8	1%
Not internally rated	—	—	—	—	—
Total	$2,326	$902	$121	$781	100%

	At December 31, 2008				
Credit Rating Equivalent	**Gross Exposure Before Collateral(1)**	**Net Exposure Before Collateral(2)**	**Collateral(3)**	**Exposure Net of Collateral**	**% of Net Exposure**
Clearing and Exchange	$1,428	$107	$107	$ —	—
Investment Grade:					
Financial institutions	1,219	553	20	533	72%
Energy companies	1,060	232	73	159	22%
Other	—	—	—	—	—
Non-investment Grade:					
Financial institutions	—	—	—	—	—
Energy companies	—	—	—	—	—
Other	—	—	—	—	—
No External Ratings:					
Internally-rated investment grade	41	41	—	41	6%
Internally-rated non-investment grade	4	4	—	4	—
Not internally rated	—	—	—	—	—
Total	$3,752	$937	$200	$737	100%

(1) Gross exposure before collateral represents credit exposure, including realized and unrealized transactions, before applying the terms of master netting agreements with counterparties and netting of transactions with clearing brokers and exchanges. The table excludes amounts related to contracts classified as normal purchases/normal sales and non-derivative contractual commitments that are not recorded at fair value in the consolidated balance sheets, except for any related accounts receivable. Such contractual commitments contain credit and economic risk if a counterparty does not perform. Non-performance could have a material adverse effect on the future results of operations, financial condition and cash flows.

(2) Net exposure before collateral represents the credit exposure, including both realized and unrealized transactions, after applying the terms of master netting agreements.

(3) Collateral includes cash and letters of credit received from counterparties.

The Company had aggregate credit exposure to three investment grade counterparties that each represented an exposure of more than 10% of total credit exposure, net of collateral and that totaled $495 million and $491 million at December 31, 2009 and 2008, respectively.

Mirant Credit Risk

The Company's standard industry contracts contain credit-risk-related contingent features such as ratings-related thresholds whereby the Company would be required to post additional cash collateral or letters of credit as a result of a credit event, including a downgrade. Additionally, some of the Company's contracts contain adequate assurance language, which is generally subjective in nature, but would most likely require the Company to post additional cash collateral or letters of credit as a result of a credit event, including a downgrade. However, as a result of the Company's current credit rating, the Company is typically required to post collateral in the normal course of business to offset completely its net liability positions, after applying the terms of master netting agreements. At December 31, 2009, the fair value of the Company's financial instruments with credit-risk-related contingent features in a net liability position was approximately $33 million for which the Company posted collateral, including cash and letters of credit, of $32 million to offset substantially the position.

In addition, at December 31, 2009 and 2008, the Company had approximately $25 million and $1 million, respectively, of cash collateral posted with counterparties under master netting agreements that was included in funds on deposit on the consolidated balance sheets.

Fair Values of Other Financial Instruments

Other financial instruments recorded at fair value include cash and interest-bearing cash equivalents. The following methods are used by Mirant to estimate the fair value of financial instruments that are not otherwise carried at fair value on the accompanying consolidated balance sheets:

Notes and Other Receivables. The fair value of Mirant's notes receivable are estimated using interest rates it would receive currently for similar types of arrangements.

Long- and Short-Term Debt. The fair value of Mirant's long- and short-term debt is estimated using quoted market prices, when available.

The carrying amounts and fair values of Mirant's financial instruments are as follows (in millions):

	At December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Notes and other receivables	$ 2	$ 2	$ 13	$ 12
Liabilities:				
Long- and short-term debt	$2,631	$2,559	$2,676	$2,345

3. Long-Lived Assets

Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following (dollars in millions):

	At December 31, 2009	At December 31, 2008	Depreciable Lives (years)
Production	$2,689	$2,412	13 to 54
Leasehold improvements on leased generating facilities	1,329	405	5 to 34
Construction work in progress	223	997	—
Other	249	236	2 to 12
Less: accumulated depreciation, amortization and provision for impairment	(857)	(835)	
Total property, plant and equipment, net	$3,633	$3,215	

Depreciation of the recorded cost of property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets. Acquired emissions allowances related to owned facilities are included in production assets above, and are depreciated on a straight-line basis over the average life of the related generating facilities. Depreciation expense was approximately $141 million, $135 million and $121 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Intangible Assets, net

Following is a summary of intangible assets (dollars in millions):

		At December 31, 2009		At December 31, 2008	
	Weighted Average Amortization Lives	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trading rights	26 years	$ 15	$ (4)	$ 27	$ (6)
Development rights	39 years	54	(12)	62	(12)
Emissions allowances	31 years	149	(39)	150	(34)
Other intangibles	27 years	14	(6)	14	(5)
Total intangible assets		$232	$(61)	$253	$(57)

Trading rights are intangible assets recognized in connection with asset purchases that represent the Company's ability to generate additional cash flows by incorporating Mirant's trading activities with the acquired generating facilities. See below for information on the impairment of the trading rights related to the Potrero and Contra Costa generating facilities.

Development rights represent the right to expand capacity at certain acquired generating facilities. The existing infrastructure, including storage facilities, transmission interconnections and fuel delivery systems and contractual rights acquired by Mirant, provide the opportunity to expand or repower certain generating facilities. See below for information on the impairment of the development rights related to the Potrero generating facility.

Emissions allowances represent allowances granted for the leasehold baseload units at the Dickerson and Morgantown generating facilities.

Amortization expense was approximately $8 million, $9 million and $8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Assuming no future acquisitions, dispositions or impairments of intangible assets, amortization expense is estimated to be approximately $8 million for each of the next five years.

Impairments on Assets Held and Used

Year Ended December 31, 2009

Bowline Generating Facility

Background

During the second quarter of 2009, the NYISO issued its annual peak load and energy forecast in its Load and Capacity Data report (the "Gold Book"). The Gold Book reports projected supply and demand for the New York control area for the next ten years. The Gold Book reflected a significant decrease in future demand as a result of current economic conditions and the expected future effects of demand-side management programs in New York. The reduction in future demand as a result of demand-side management programs is being driven primarily by an energy efficiency program being instituted within the State of New York that will seek to achieve a 15% reduction from 2007 energy volumes by 2015. The decrease in the projected future demand resulted in a decrease in the Company's forecast of the capacity revenue that its 1,139 MW Bowline generating facility will earn in future periods.

In addition to the change in the forecasted capacity revenue, Mirant Bowline also received its property tax assessment during the second quarter of 2009. The assessment significantly exceeds the estimated fair value of the generating facility.

In the second quarter of 2009, the Company evaluated the Bowline generating facility for impairment based on the Company's five-year forecast at the time of the impairment review, which indicated that Mirant Bowline was projected to operate at a net loss for the next several years because of the excessive level of taxation combined with the forecasted decrease in capacity revenues.

Asset Grouping

For purposes of impairment testing, a long-lived asset or assets must be grouped at the lowest level of identifiable cash flows. The Company included its Hudson Valley Gas subsidiary in the impairment analysis as the sole function of the pipeline operated by Hudson Valley Gas is to supply gas to the Bowline generating facility.

Assumptions and Results

The Company developed estimates related to the future costs of the facility, including future property tax payments. Additionally, the Company developed capacity and energy revenue forecasts based on supply and demand assumptions from the NYISO's Gold Book and proprietary fundamental modeling. The Company also assumed it would monetize excess emissions allowances by selling them. The cash flows for the Bowline generating facility were projected through its estimated remaining useful life of 2027. The sum of the probability weighted undiscounted cash flows for the Bowline generating facility exceeded the carrying value as of June 30, 2009. There were no additional events in the third or fourth quarter of 2009 that required the Company to update its previous impairment analysis. As a result, the Company did not record an impairment charge for the year ended December 31, 2009. The carrying value of the Bowline generating facility represented approximately 4% of the Company's total property, plant and equipment, net at December 31, 2009.

Potrero Generating Facility

Background

In the third quarter of 2009, Mirant Potrero executed a settlement agreement with the City of San Francisco in which it agreed to shut down the Potrero generating facility when it is no longer needed for reliability, as determined by the CAISO. That settlement agreement became effective in November 2009, following its approval by the City's Board of Supervisors and Mayor. There are several projects underway in the San Francisco area to increase reliability for the region that once completed are expected to reduce and possibly eliminate the need for the Potrero generating facility to operate for reliability reasons. Mirant Potrero agreed in the settlement agreement to submit to the CAISO a notice of intent to shut down the facility as of December 31, 2010. The CAISO will make the final determination on when each of the units at the Potrero generating facility is no longer needed for reliability and may be shut down. As a result of the settlement agreement, the Company evaluated the Potrero generating facility for impairment during the third quarter. See Note 15 for further discussion of the settlement agreement with the City of San Francisco.

Asset Grouping

For purposes of impairment testing, a long-lived asset or assets must be grouped at the lowest level of identifiable cash flows. All of the units at Mirant Potrero are viewed as a single asset group. Additionally, the asset group includes intangible assets recorded at Mirant California for trading and development rights related to Mirant Potrero.

Assumptions and Results

The Company evaluated the Potrero generating facility for impairment during the third quarter of 2009. The Company's assessment of Mirant Potrero under the accounting guidance related to the impairment of a long-lived asset involved developing scenarios for the future expected operations of the Potrero generating facility. One such scenario assumed the complete shutdown of the Potrero generating facility in December 2010 in accordance with the timeline proposed in the settlement agreement. The Company also considered additional scenarios that assumed the CAISO would not allow complete shutdown of the facility in December 2010 as expected reliability projects in the City of San Francisco were not completed.

The Company determined that the tangible assets for the Potrero generating facility were not impaired because the weighted average sum of the undiscounted cash flows exceeded the carrying value of the tangible assets in the third quarter of 2009.

In January 2010, the CAISO advised the City of San Francisco that the expected replacement in 2010 of two underground transmission cables, if completed successfully, would allow the CAISO not to require the continued operation of the remaining units of the Potrero generating facility, units 4, 5 and 6, for reliability purposes after 2010. The CAISO will not determine which units of the Potrero generating facility are required to operate in 2011 for reliability purposes until the fall of 2010, but Mirant Potrero expects that none of the units of the Potrero generating facility will be required to operate for reliability purposes after 2010 and that all of the units will close by the end of 2010. As a result, the Company reviewed its previous impairment for the tangible assets at the Potrero generating facility. The development related to the expected shutdown of units 4, 5 and 6 by the end of 2010 does not result in an impairment charge. The carrying value of the Potrero generating facility represented less than 1% of the Company's total property, plant and equipment, net at December 31, 2009.

As a result of certain terms included in the settlement agreement, the Company separately evaluated the trading and development rights associated with the Potrero generating facility for impairment and determined that both of these intangible assets were fully impaired as of September 30, 2009. Accordingly, the Company recognized an impairment loss of $9 million on the consolidated statement of operations to write off the carrying value of the intangible assets related to the Potrero generating facility. This impairment loss is included in the results of the Company's California segment for the year ended December 31, 2009.

Contra Costa Generating Facility

Background

On September 2, 2009, Mirant Delta entered into a new agreement with PG&E for the 674 MW at Contra Costa units 6 and 7 for the period from November 2011 through April 2013. At the end of the agreement, and subject to any necessary regulatory approval, Mirant Delta has agreed to retire Contra Costa units 6 and 7, which began operations in 1964, in furtherance of state and federal policies to retire aging power plants that utilize once-through cooling technology. The agreement to retire these units did not significantly affect the remaining useful life of the Contra Costa generating facility. The new Mirant Delta agreement is subject to approval by the CPUC.

Assumptions and Results

The Company evaluated the intangible asset of trading rights related to its Contra Costa generating facility for impairment during the third quarter of 2009 as a result of the shutdown provisions in the extension of the tolling agreement. Because the Contra Costa generating facility is under contract with PG&E through its expected shutdown date of April 2013, the Company determined the intangible asset was fully impaired as of September 30, 2009. The Company recorded an impairment loss of $5 million on the consolidated statement of operations to write off the carrying value of the trading rights related to the Contra Costa generating facility. This impairment loss is included in the results of the Company's California segment for the year ended December 31, 2009.

Mid-Atlantic Generating Facilities

Background

The Company has goodwill recorded at its Mirant Mid-Atlantic registrant on its standalone balance sheet, which is eliminated upon consolidation at Mirant North America. In accordance with accounting guidance for goodwill and other intangible assets, the Company is required to test the goodwill balance at Mirant Mid-Atlantic at least annually. The Company performed the goodwill assessment at October 31, 2009, which, by policy, is the annual testing date. In conducting step one of the goodwill impairment analysis for Mirant Mid-Atlantic, the Company noted that the carrying value of its assets exceeded the calculated fair value of Mirant Mid-Atlantic, indicating that step two of the goodwill impairment analysis was required. Based on the results of the step one goodwill impairment analysis, the Company tested Mirant Mid-Atlantic's long-lived assets for impairment under the accounting guidance related to impairment of long-lived assets before completion of the step two test for goodwill. During 2009, the continued decline in average natural gas prices caused power prices to decline in the Mid-Atlantic region. Additionally, the current economic recession and various demand-response programs have resulted in a decrease in the forecasted gross margin of the Mid-Atlantic generating facilities.

Upon completion of the assessment, which was based on the accounting guidance related to the impairment of long-lived assets, the Company determined that the Potomac River generating facility was impaired, as the carrying value exceeded the undiscounted cash flows. In performing the impairment assessment, the Company noted that the undiscounted cash flows for other Mid-Atlantic generating facilities also decreased significantly from the prior year. The Company determined that none of Mirant Mid-Atlantic's long-lived assets other than the Potomac River generating facility was impaired at October 31, 2009.

Asset Grouping

For purposes of impairment testing, a long-lived asset or assets must be grouped at the lowest level of identifiable cash flows. Each of the Mid-Atlantic generating facilities is viewed as an individual asset group. The asset groups also include construction work-in-process, capitalized interest recorded at Mirant North America related to the generating facilities and related intangible assets, including emissions allowances.

Assumptions and Results

Based on the accounting guidance related to the impairment of long-lived assets, the Company's assessment of the Potomac River generating facility at October 31, 2009 included assumptions about the following:

- electricity, fuel and emissions prices;
- capacity payments under the RPM provisions of PJM's tariff;
- costs of CO2 allowances under potential federal cap-and-trade program;
- timing of announced transmission projects;
- timing and extent of generating capacity additions and retirements; and
- future capital expenditure requirements for the generating facility.

The Company's assumptions related to future electricity and fuel prices were based on observable market prices to the extent available and long-term prices derived from proprietary fundamental market modeling. The long-term capacity prices are based on the assumption that the PJM RPM capacity market would continue consistent with the current structure, with expected increases in revenue as a result of declines in reserve margins for periods beyond those for which auctions have already been completed. The Company also assumed that a federal CO2 cap-and-trade program would be instituted later this decade. There are several transmission projects currently planned in the Mid-Atlantic region, including the Trans-Allegheny Interstate Line ("TrAIL"), Mid-Atlantic Power Pathway transmission line ("MAPP") and the Potomac-Appalachian transmission line ("PATH"). The Company's assumptions regarding the timing of these projects were based on the current status of permitting and construction of each project. The Company's assumptions regarding electricity demand are based on forecasts from PJM and assumptions for generating capacity additions and retirements consider publicly-announced projects, including renewable sources of electricity and additions of nuclear capacity. Capital expenditures include the remaining $33 million that Mirant Potomac River committed to spend to reduce particulate emissions as part of the agreement with the City of Alexandria, Virginia. Additionally, the Company included costs associated with the shutdown of the facility at the end of its estimated useful life and the value associated with the sale of previously granted emissions allowances beyond the shutdown date.

As a result of the assessment, the Company recorded an impairment loss of $207 million to reduce the carrying value of the Potomac River generating facility to its estimated fair value. The carrying value of the Potomac River generating facility prior to the impairment was approximately $244 million.

The following table sets forth by level within the fair value hierarchy the Company's assets that were accounted for at fair value on a non-recurring basis. All of the Company's assets that were measured at fair value as a result of an impairment during the current period were categorized in Level 3 as of December 31, 2009 (in millions):

	Fair Value at December 31, 2009				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total	Loss Included in Earnings
Potomac River generating facility	$—	$—	$37	$37	$207
Potrero intangible assets	—	—	—	—	9
Contra Costa intangible assets	—	—	—	—	5
Total	$—	$—	$37	$37	$221

Year Ended December 31, 2007

Lovett Generating Facility

Background

In accordance with the accounting guidance related to the impairment of long-lived assets, an asset classified as held and used shall be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset impairment charge must be recognized if the sum of the undiscounted expected future cash flows from a long-lived asset is less than the carrying value of that asset. The amount of any impairment charge is calculated as the excess of the carrying value of the asset over its fair value. Fair value is estimated based on the discounted future cash flows from that asset or determined by other valuation techniques.

In 2000, the State of New York issued an NOV to the previous owner of the Company's Lovett generating facility alleging NSR violations associated with the operation of that facility prior to its acquisition by the Company. On June 11, 2003, Mirant New York, Mirant Lovett and the State of New York entered into a consent decree (the "2003 Consent Decree"). The 2003 Consent Decree was approved by the Bankruptcy Court on October 15, 2003. Under the 2003 Consent Decree, Mirant Lovett had three options: (1) install emissions controls on the Lovett generating facility's two coal-fired units (units 4 and 5); (2) shut down unit 4 and convert unit 5 to natural gas; or (3) shut down unit 5 in 2007 and unit 4 in 2008. The Company concluded that the installation of the required emissions controls was uneconomic. The Company also concluded that operating unit 5 on natural gas was uneconomic.

On October 19, 2006, Mirant Lovett notified the New York Public Service Commission, the NYISO, Orange and Rockland and certain other affected transmission and distribution companies in New York of its intent to discontinue operation of units 3 and 5 of the Lovett generating facility in April 2007.

On May 10, 2007, Mirant Lovett entered into an amendment to the 2003 Consent Decree with the State of New York that switched the deadlines for shutting down units 4 and 5 so that the deadline for compliance by unit 5 was extended until April 30, 2008, and the deadline for unit 4 was shortened. The Company discontinued operation of unit 4 as of May 7, 2007. In addition, the Company discontinued operation of unit 3 because it was uneconomic to run the unit.

Assumptions and Results

In the second quarter of 2007, the Company performed an impairment analysis of the Lovett generating facility and, as a result of this analysis, recorded an impairment loss of $175 million to reduce the carrying value of the Lovett generating facility to its estimated fair value. The carrying value of the Lovett generating facility prior to the impairment was approximately $185 million. The remaining depreciable life for the Lovett generating facility was also adjusted to April 30, 2008, based on the high likelihood of a shutdown of unit 5 on that date.

On October 20, 2007, Mirant Lovett submitted notices of its intent to discontinue operations of unit 5 of the Lovett generating facility as of midnight on April 19, 2008, to the New York Public Service Commission, the NYISO, Orange and Rockland and several other potentially affected transmission and distribution companies in New York. The Company ceased operation of unit 5 on April 19, 2008, and completed the demolition of the Lovett generating facility in 2009.

Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation or a conditional asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Retirement obligations associated with long-lived assets included within the scope of accounting guidance are those for which a legal obligation exists under enacted laws, statutes and written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

The Company identified certain asset retirement obligations within its power generating facilities. These asset retirement obligations are primarily related to asbestos abatement in facilities on owned or leased property and other environmental obligations related to fuel storage facilities, wastewater treatment facilities, ash disposal sites and pipelines.

Asbestos abatement is the most significant type of asset retirement obligation identified for recognition in connection with the Company's policy related to accounting for conditional asset retirements. The EPA has regulations in place governing the removal of asbestos. Because of the nature of asbestos, it can be difficult to ascertain the extent of contamination in older facilities unless substantial renovation or demolition takes place. Therefore, the Company incorporated certain assumptions based on the relative age and size of its facilities to estimate the current cost for asbestos abatement. The actual abatement cost could differ from the estimates used to measure the asset retirement obligation. As a result, these amounts will be subject to revision when actual abatement activities are undertaken.

The following table sets forth the balances of the asset retirement obligations as of January 1, 2008, and the additions and accretion of the asset retirement obligations. The asset retirement obligations are included in other noncurrent liabilities in the consolidated balance sheets (in millions):

	For the Years Ended December 31,	
	2009	2008
Beginning balance January 1	$40	$44
Liabilities settled during the period	—	(9)
Accretion expense	3	3
Revisions in estimated cash flows	—	2
Ending balance December 31	$43	$40

4. Long-Term Debt

Long-term debt was as follows (dollars in millions):

	At December 31,		Interest Rate	Secured/ Unsecured
	2009	2008		
Long-term debt:				
Mirant Americas Generation:				
Senior notes:				
Due May 2011	$ 535	$ 535	8.30%	Unsecured
Due October 2021	450	450	8.50%	Unsecured
Due May 2031	400	400	9.125%	Unsecured
Unamortized debt premiums (discounts), net	(3)	(3)		
Mirant North America:				
Senior secured term loan, due 2010 to 2013	373	415	LIBOR + 1.75%(1)	Secured
Senior notes, due December 2013	850	850	7.375%	Unsecured
Capital leases, due 2010 to 2015	26	29	7.375% - 8.19%	
Total	2,631	2,676		
Less: current portion of long-term debt	(75)	(46)		
Total long-term debt, net of current portion	$2,556	$2,630		

(1) The weighted average interest rate at December 31, 2009 and 2008 was 2.130% and 4.763%, respectively.

Mirant Americas Generation Senior Notes

The senior notes are senior unsecured obligations of Mirant Americas Generation having no recourse to any subsidiary or affiliate of Mirant Americas Generation. For the year ended December 31, 2008, the Company purchased and retired $276 million of Mirant Americas Generation senior notes due in 2011.

Mirant North America Senior Secured Credit Facilities

Mirant North America, a wholly-owned subsidiary of Mirant Americas Generation, entered into senior secured credit facilities in January 2006, which are comprised of a senior secured term loan due January 2013 and a senior secured revolving credit facility due January 2012. The senior secured term loan had an initial principal balance of $700 million, which has amortized to $373 million as of December 31, 2009. At the closing, $200 million drawn under the senior secured term loan was deposited into a cash collateral account to support the issuance of up to $200 million of letters of credit. During 2008, Mirant North America transferred to the senior secured revolving credit facility approximately $78 million of letters of credit previously supported by the cash collateral account and withdrew approximately $78 million from the cash collateral account, thereby reducing the cash collateral account to approximately $122 million. At December 31, 2009, the cash collateral balance was approximately $124 million as a result of interest earned on the invested cash balances. At December 31, 2009, there were approximately $76 million of letters of credit outstanding under the senior secured revolving credit facility and $123 million of letters of credit outstanding under the senior secured term loan cash collateral account. At December 31, 2009, $679 million was available under the senior secured revolving credit facility and $0.6 million was available under the senior secured term loan for cash draws or for the issuance of letters of credit. Although the senior secured revolving credit facility has lender commitments of $800 million, availability thereunder reflects a $45 million effective reduction as a result of the bankruptcy filing of Lehman Commercial Paper, Inc., a lender under the facility and includes the $50 million commitment under such facility by CIT Capital USA Inc., whose corporate parent, CIT Group Inc., filed for and emerged from bankruptcy reorganization on November 1, 2009 and December 10, 2009, respectively.

In addition to quarterly principal installments, which are currently $1.2 million, Mirant North America is required to make annual principal prepayments under the senior secured term loan equal to a specified percentage of its excess free cash flow, which is based on adjusted EBITDA less capital expenditures and as further defined in the loan agreement. On March 19, 2009, Mirant North America made a mandatory principal prepayment of approximately $37 million on the term loan. At December 31, 2009, the current estimate of the mandatory principal prepayment of the term loan in March 2010 is approximately $66 million. This amount has been reclassified from long-term debt to current portion of long-term debt at December 31, 2009.

The senior secured credit facilities are senior secured obligations of Mirant North America. In addition, certain subsidiaries of Mirant North America (not including Mirant Mid-Atlantic or Mirant Energy Trading) have jointly and severally guaranteed, as senior secured obligations, the senior secured credit facilities. The senior secured credit facilities have no recourse to any other Mirant entities.

Mirant North America Senior Notes

In December 2005, Mirant North America issued senior notes in an aggregate principal amount of $850 million that bear interest at 7.375% and mature on December 31, 2013. The original senior notes were issued in a private placement and were not registered with the SEC. The proceeds of the original senior notes offering initially were placed in escrow pending the emergence of Mirant North America from bankruptcy. The proceeds were released from escrow in connection with Mirant North America's emergence from bankruptcy and the closing of the senior secured credit facilities.

In connection with the issuance of the original senior notes, Mirant North America entered into a registration rights agreement under which it agreed to complete an exchange offer for the original senior notes. On June 29, 2006, Mirant North America completed its registration under the Securities Act of $850 million of the senior notes and initiated the exchange offer. The exchange offer was completed on August 4, 2006, with $849.965 million of the outstanding original senior notes being tendered for the senior notes. The terms of the senior notes are identical in all material respects to the terms of the original senior notes, except that the senior notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Interest on the notes is payable on each June 30 and December 31. The senior notes due in 2013 are senior unsecured obligations of Mirant North America. In addition, certain subsidiaries of Mirant North America (not including Mirant Mid-Atlantic or Mirant Energy Trading) have jointly and severally guaranteed, as senior unsecured obligations, the senior notes. The Mirant North America senior notes have no recourse to any other Mirant entities. At any time on or after December 31, 2009, Mirant North America may redeem the notes at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. Under the terms of the notes, the occurrence of a change of control will be a triggering event requiring Mirant North America to offer to purchase all or a portion of the notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. In addition, certain asset dispositions or casualty events will be triggering events which may require Mirant North America to use the proceeds from those asset dispositions or casualty events to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used, or committed to be used, within certain time periods, to repay senior secured indebtedness, to repay indebtedness under the senior secured credit facilities (with a corresponding reduction in commitments) or to invest in capital assets related to its business.

Capital Leases

Long-term debt includes a capital lease by Mirant Chalk Point. At December 31, 2009 and 2008, the current portion of the long-term debt under this capital lease was $4 million and $3 million, respectively. The amount outstanding under the capital lease at December 31, 2009, which matures in 2015, is $25 million with an 8.19% annual interest rate. This lease is for an 84 MW peaking electric power generating facility. Depreciation expense related to this lease was approximately $2 million for the years ended December 31, 2009, 2008 and 2007. The annual principal payments under this lease are approximately $3 million in 2010, $4 million in 2011, 2012 and 2013, $5 million in 2014 and $5 million thereafter. The gross amount of assets under the capital lease, recorded in property, plant and equipment, net, was $24 million at December 31, 2009 and 2008. The related accumulated depreciation was $15 million and $13 million at December 31, 2009 and 2008, respectively.

Debt Maturities

At December 31, 2009, the annual scheduled maturities of debt during the next five years and thereafter were as follows (in millions):

2010	$ 75
2011	543
2012	9
2013	1,147
2014	5
Thereafter	852
Total	$2,631

With the exception of 2010, the annual scheduled maturities above do not include estimates of Mirant North America's required principal prepayments of its senior secured term loan based on its excess free cash flow.

Sources of Funds and Capital Structure

The principal sources of liquidity for the Company's future operations and capital expenditures are expected to be: (1) existing cash on hand and cash flows from the operations of the Company's subsidiaries; (2) letters of credit issued or borrowings made under Mirant North America's senior secured revolving credit facility; (3) letters of credit issued under Mirant North America's senior secured term loan; and (4) planned project financing for the Mirant Marsh Landing generating facility.

The Company and certain of its subsidiaries, including Mirant Americas Generation and Mirant North America, are holding companies and, as a result, the Company and such subsidiaries are dependent upon dividends, distributions and other payments from their respective subsidiaries to generate the funds necessary to meet their obligations. The ability of certain of the Company's subsidiaries to pay dividends and make distributions is restricted under the terms of their debt or other agreements. In particular, a substantial portion of the cash from the Company's operations is generated by Mirant Mid-Atlantic. The Mirant Mid-Atlantic leveraged leases contain a number of covenants, including a "look back" and "look forward" restricted payments tests. Under its leveraged leases, Mirant Mid-Atlantic is not permitted to make any dividends, distributions and other restricted payments unless: (1) it satisfies the fixed charge coverage ratio for the most recently ended period of four fiscal quarters; (2) it is projected to satisfy the fixed charge coverage ratio for each of the two following periods of four fiscal quarters, commencing with the fiscal quarter in which such payment is proposed to be made; and (3) no significant lease default or event of default has occurred and is continuing. In the event of a default under the leveraged leases or if the restricted payment tests are not satisfied, Mirant Mid-Atlantic would not be able to distribute cash. Based on the Company's calculation of the fixed charge coverage ratios under the leveraged leases as of December 31, 2009, Mirant Mid-Atlantic meets the required ratio for restricted payments, both on a historical and projected basis.

Mirant North America is an intermediate holding company that is a subsidiary of Mirant Americas Generation and the parent of its indirect subsidiaries, including Mirant Mid-Atlantic. Mirant North America incurred certain indebtedness pursuant to its senior notes and senior secured credit facilities secured by the assets of Mirant North America and its subsidiaries (other than Mirant Mid-Atlantic and Mirant Energy Trading). The indebtedness of Mirant North America includes certain covenants typical in such notes and credit facilities, including restrictions on dividends, distributions and other restricted payments. Further, the notes and senior secured credit facilities include financial covenants that will exclude from the calculation the financial results of any subsidiary that is unable to make distributions or pay dividends at the time of such calculation. Thus, the inability of Mirant Mid-Atlantic to make distributions to Mirant North America under the leveraged lease transaction would have a material adverse effect on the calculation of the financial covenants under the senior notes and senior secured credit facilities of Mirant North America, including the leverage and interest coverage maintenance covenants under its senior credit facility.

The ability of Mirant Americas Generation to pay its obligations is dependent on the receipt of dividends from Mirant North America, capital contributions from Mirant and its ability to refinance all or a portion of those obligations as they become due. Although the Company continues to evaluate its refinancing options, the Company maintains adequate liquidity to retire the Mirant Americas Generation senior notes that come due in May 2011.

As described above, Mirant North America and Mirant Mid-Atlantic have restrictions on their ability to pay dividends or make intercompany loans and advances under their financing arrangements or other third party agreements. At December 31, 2009, Mirant North America had distributed to its parent, Mirant Americas Generation, all available cash that was permitted to be distributed under the terms of its debt agreements, leaving $403 million at Mirant North America and its subsidiaries. Of this amount, $125 million was held by Mirant Mid-Atlantic which, as of December 31, 2009, met the tests under the leveraged lease documentation permitting it to make distributions to Mirant North America. Although Mirant North America is in compliance with its financial covenants at December 31, 2009, it is restricted from making distributions by the free cash flow requirements under the restricted payment test of its senior credit facility. The primary factor lowering the free cash flow calculation in the restricted payment test is the significant capital expenditure program of Mirant Mid-Atlantic to install emissions controls at its Chalk Point, Dickerson and Morgantown coal-fired units to comply with the Maryland Healthy Air Act. When the capital expenditures no longer affect the calculation of its free cash flow, Mirant North America is expected to be able again to make distributions. The Company does not expect the liquidity effect of the restriction on distributions under the Mirant North America senior credit facility to be material given that the majority of its liquidity needs arise from the activities of Mirant North America and its subsidiaries, the restriction does not limit Mirant North America from making distributions to Mirant Americas Generation to fund interest payments on its senior notes and the majority of the Company's total available cash and cash equivalents are held unrestricted at Mirant Corporation.

Except for permitted distributions to cover interest payable on Mirant Americas Generation's senior notes, as of December 31, 2009, the $4.329 billion of net assets of Mirant North America and its subsidiaries were restricted as defined under Rule 4-08(e)(3)(ii) of Regulation S-X.

5. Income Taxes

Income from continuing operations before income taxes for the years ended December 31, 2009, 2008 and 2007 was $506 million, $1.217 billion and $442 million, respectively.

The income tax provision from continuing operations consisted of the following (in millions):

	Years Ended December 31,		
	2009	2008	2007
Current income tax provision	$12	$ 2	$ 9
Deferred income tax provision	—	—	—
Provision for income taxes	$12	$ 2	$ 9

A reconciliation of the Company's federal statutory income tax provision to the effective income tax provision adjusted for permanent and other items for the years ended December 31, 2009, 2008 and 2007, is as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Provision for income taxes based on United States federal statutory income tax rate	$ 177	$ 426	$ 154
State and local income tax provision (benefit), net of federal income taxes	29	119	(95)
Discontinued operations	—	18	21
Return to provision adjustments	—	—	(86)
Effect of Internal Revenue Code Section §382(l)(6) and §382(l)(5)	—	—	(321)
Effect of implementing accounting guidance related to tax uncertainties	—	—	44
Effect of other comprehensive income transactions	13	(35)	—
Reorganization adjustments	(21)	—	(170)
Excess tax deductions related to bankruptcy transactions	(17)	—	(212)
Change in deferred tax asset valuation allowance	(170)	(528)	671
Other differences, net	1	2	3
Tax provision	$ 12	$ 2	$ 9

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets and liabilities for continuing operations are as follows (in millions):

	December 31,	
	2009	2008
Deferred Tax Assets:		
Employee benefits	$ 82	$ 96
Reserves	14	17
Loss carry forwards	1,167	1,355
Property and intangible assets	74	17
Other	56	77
Subtotal	1,393	1,562
Valuation allowance	(1,088)	(1,258)
Net deferred tax assets	305	304
Deferred Tax Liabilities:		
Derivative contracts	(281)	(267)
Other	(24)	(37)
Net deferred tax liabilities	(305)	(304)
Net deferred taxes	$ —	$ —

NOLs

As required by applicable accounting principles, an enterprise that anticipates the realization of a pre-tax gain must recognize the benefit or detriment of the deferred tax assets and liabilities associated with the transaction in the year in which it becomes more-likely-than-not that the gain will be realized. In 2007, the Company recognized an income tax provision of $721 million that arose from and was specifically related to the sale of the Philippine business. The entire amount of this provision was recorded in income from discontinued operations in the consolidated statement of operations for the year ended December 31, 2007.

As a result of changes in the Company's stock ownership, including the Company's repurchases of shares of its common stock since July 11, 2006, and the exercise of a significant number of warrants for Mirant common stock during 2008, in the third quarter of 2008, the Company experienced an "ownership change" within the meaning of Internal Revenue Code Section ("§") 382 of the Internal Revenue Code of 1986, as amended. The Company's annual limitation on the amount of taxable income that can be offset by the Company's then existing NOLs has been redetermined as of the date of the ownership change. The Company does not expect that the ability to offset future taxable income with existing NOLs under the redetermined annual limitation will be significantly different from the Company's ability to do so under the annual limitation prior to the ownership change that occurred in the third quarter of 2008. However, if the Company experiences another ownership change after December 31, 2009, at or near its recent stock price levels, the redetermined annual limitation for the Company could be lower and could result in the recognition of additional current tax expense in future periods.

The December 31, 2009, federal NOL carry forward for financial reporting was $2.7 billion with expiration dates from 2022 to 2026. Similarly, there is an aggregate amount of $4.8 billion of state NOL carry forwards with various expiration dates (based on the company's review of the application of apportionment factors and other state tax limitations).

The guidance related to accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company's past and anticipated future performance, the reversal of deferred tax liabilities and the implementation of tax planning strategies.

Objective positive evidence is necessary to support a conclusion that a valuation allowance is not needed for all or a portion of deferred tax assets when significant negative evidence exists. The Company evaluates this position quarterly and makes its judgment based on the facts and circumstances at that time. The Company has determined that primarily as a result of significant declines in demand and in average prices for power and natural gas during 2009 and the effect of such declines on its projected gross margin, the realization of future taxable income sufficient to utilize existing deferred tax assets is not more-likely-than not at this time.

As of December 31, 2009, the Company's deferred tax assets reduced by the valuation allowance are completely offset by its deferred tax liabilities. A portion of the Company's NOLs (approximately $361 million) is attributable to tax deductions primarily related to transactions arising during the period that the Company was in bankruptcy. The tax benefit of these excess tax deductions will be realized as the last NOLs are utilized for financial reporting. The realization of these excess tax deductions will be recorded as an increase to additional paid-in-capital in stockholders' equity. Additionally, the Company's valuation allowance includes $21 million relating to the tax effects of other comprehensive income items primarily related to employee benefits. These other comprehensive income items will be reduced in the event that the valuation allowance is no longer required.

Tax Uncertainties

The Company adopted the provisions of the accounting guidance related to accounting for uncertainty in income taxes on January 1, 2007. Prior to adoption of this guidance, Mirant recognized contingent liabilities related to tax uncertainties when it was probable that a loss had occurred and the loss or range of loss could be reasonably estimated. The recognition of contingent losses for tax uncertainties requires management to make significant assumptions about the expected outcomes of certain tax contingencies. Under the accounting guidance, the Company must reflect in its income tax provision the full benefit of all positions that will be taken in the Company's income tax returns, except to the extent that such positions are uncertain and fall below the recognition requirements. In the event that the Company determines that a tax position meets the uncertainty criteria, an additional liability or an adjustment to the Company's NOLs, determined under the measurement criteria, will result. The Company periodically reassesses the tax positions in its tax returns for open years based on the latest information available and determines whether any portion of the tax benefits reflected should be treated as unrecognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for continuing operations is as follows (in millions):

	For the Years Ended December 31,	
	2009	**2008**
Unrecognized tax benefits, January 1	$13	$15
Increases based on tax positions related to the current year	3	—
Settlements	(3)	(2)
Unrecognized tax benefits, December 31	$13	$13

The unrecognized tax benefits included the review of tax positions relating to open tax years beginning in 1999 and continuing to the present. The Company's major tax jurisdictions are the United States at the federal level and multiple state jurisdictions. For United States federal income taxes, all tax years subsequent to 2005 remain open and for state income taxes, the earliest open year is 1999. However, both the federal and state NOL carry forwards from any closed year are subject to examination until the year that such NOL carry forwards are utilized and that year is closed for audit. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months. The Company has not recognized any tax benefits for certain filing positions for which the outcome is uncertain and the effect is estimable.

Included in the balance at December 31, 2009 and 2008, the Company had $1 million and $2 million, respectively, of unrecognized tax benefits that would affect the effective tax rate if they were recognized. The Company's tax provision includes an immaterial amount related to the accrual for any penalties and interest subsequent to its adoption of the accounting guidance related to accounting for uncertainty in income taxes.

6. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

Mirant provides pension benefits to its non-union and union employees through various defined benefit and defined contribution pension plans. These benefits are based on pay, service history and age at retirement. Defined benefit pensions are not provided for non-union employees hired after April 1, 2000, who participate in the Company's profit sharing arrangement. Most pension benefits are provided through tax-qualified plans that are funded in accordance with ERISA and Internal Revenue Service requirements. Certain executive pension benefits that cannot be provided by the tax-qualified plans are provided through unfunded non-tax-qualified plans. The measurement dates for the defined benefit plans were December 31 for 2009 and 2008 and September 30 for 2007.

Mirant also provides certain medical care and life insurance benefits for eligible retired employees which are accounted for on an accrual basis using an actuarial method that recognizes the net periodic costs as employees render service to earn the postretirement benefits. The measurement dates for these postretirement benefit plans were December 31 for 2009 and 2008 and September 30 for 2007.

During the fourth quarter of 2006, Mirant amended the postretirement benefit plan covering non-union employees to eliminate all employer provided subsidies through a gradual phase-out by 2011. As a result, Mirant recognized a reduction in other postretirement liabilities of $32 million. Since the amendment occurred after the 2006 measurement date, the plan curtailment was recognized during the first quarter of 2007 as a reduction in operations and maintenance expense for the year ended December 31, 2007.

During the second quarter of 2008, Mirant severed certain employees as a result of the shutdown of the Lovett generating facility. As a result, the Company recognized a curtailment gain of approximately $5 million for its pension and postretirement benefits plans which was reflected as a reduction of operations and maintenance expense for the year ended December 31, 2008.

The accounting guidance related to the accounting for defined benefit pension and other postretirement plans requires an employer to recognize the overfunded or underfunded status of pension, retiree medical and other postretirement benefit plans on its balance sheets rather than only disclosing the funded status in the financial statement footnotes. Effective December 31, 2008, the accounting guidance related to the accounting for defined benefit pension and other postretirement plans also requires that companies measure the funded status of plans as of the year-end balance sheet date. Mirant historically used September 30 as the date to measure the funded status of its plans. The accounting guidance offered two transition methods for companies that did not use a year-end measurement date to transition to a December 31, 2008, measurement date. Mirant elected to use the alternative transition method under the accounting guidance for changing its measurement date, which resulted in an increase to the accumulated deficit of $2 million and accumulated other comprehensive income of $1 million as of January 1, 2008. Effective December 31, 2008, Mirant transitioned to a year-end measurement date for the funded status of its plans.

The following table shows the benefit obligations and funded status for the defined benefit pension and other postretirement benefit plans of Mirant's continuing operations (in millions):

	Tax Qualified Pension Plans		Non-Tax Qualified Pension Plans		Other Postretirement Benefit Plans	
	2009	2008	2009	2008	2009	2008
Change in benefit obligation:						
Benefit obligation, beginning of year	$286	$243	$ 9	$ 9	$ 62	$ 57
Service cost	8	10	—	—	2	2
Interest cost	15	18	1	—	3	4
Amendments	1	—	—	—	(2)	—
Benefits paid	(9)	(11)	(1)	—	(2)	(3)
Curtailments	—	(1)	—	—	—	(2)
Actuarial (gain) loss	(10)	27	—	—	(6)	4
Benefit obligation, end of year	$291	$286	$ 9	$ 9	$ 57	$ 62
Change in plan assets:						
Fair value of plan assets, beginning of year	$206	$205	$—	$—	$ —	$ —
Return on plan assets	43	(52)	—	—	—	—
Employer contributions	—	64	1	—	2	3
Benefits paid	(9)	(11)	(1)	—	(2)	(3)
Fair value of plan assets, end of year	$240	$206	$—	$—	$ —	$ —
Funded Status:						
Underfunded at measurement date	$ (51)	$ (80)	$ (9)	$ (9)	$(57)	$(62)

The accumulated benefit obligation exceeded the fair value of plan assets at December 31, 2009 and 2008, for the tax qualified pension plans. The total accumulated benefit obligation for the tax qualified plan as of December 31, 2009 and 2008 was $259 million and $250 million.

The discount rates used as of December 31, 2009 and 2008, were determined based on individual bond-matching models comprised of portfolios of high quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon during which that benefit will be paid. Bonds included in the model portfolios are from a cross-section of different issuers, are AA-rated or better, and are non-callable so that the yield to maturity can be attained without intervening calls.

The weighted average assumptions used for measuring year-end pension and other postretirement benefit plan obligations were as follows:

	Pension Plans		Other Postretirement Benefit Plans	
	2009	2008	2009	2008
Discount rate	5.62%	5.40%	5.62%	5.37%
Rate of compensation increases	2.99%	3.37%	3.50%	3.00%

Mirant assumed healthcare cost trend rates used for measuring year-end other postretirement benefit plan obligations were as follows:

	2009	2008
Assumed medical inflation for next year:		
Before age 65	9.00%	8.50%
Age 65 and after	8.50%	8.50%
Assumed ultimate medical inflation rate	5.00%	5.00%
Year in which ultimate rate is reached	2017	2018

An annual increase or decrease of 1% in the assumed medical care cost trend rate would correspondingly increase or decrease the total accumulated benefit obligation of other postretirement benefit plans at December 31, 2009, by an inconsequential amount.

Amounts recognized in the consolidated balance sheets for pensions and other postretirement benefit plan obligations are shown below at December 31, 2009 and 2008 (in millions):

	Tax-Qualified Pension Plans		Non-Tax Qualified Pension Plans		Other Postretirement Benefit Plans	
	2009	2008	2009	2008	2009	2008
Current liabilities	$ —	$ —	$(1)	$(1)	$ (3)	$ (2)
Noncurrent liabilities	(51)	(80)	(8)	(8)	(54)	(60)
Total liabilities	$(51)	$(80)	$(9)	$(9)	$(57)	$(62)

Amounts recognized in accumulated other comprehensive income at December 31, 2009 and 2008, for pensions and other postretirement benefit plan obligations are as follows (in millions):

	Tax-Qualified Pension Plans		Non-Tax Qualified Pension Plans		Other Postretirement Benefit Plans	
	2009	2008	2009	2008	2009	2008
Net loss	$(59)	$(93)	$(1)	$(2)	$(10)	$(16)
Prior service credit (cost)	(3)	(2)	(2)	(2)	23	26
Total amounts included in accumulated other comprehensive income (loss)	$(62)	$(95)	$(3)	$(4)	$ 13	$ 10

Expected amortization payments. The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are $(0.8) million and $(0.6) million, respectively. Additionally, as of January 1, 2008, Mirant recognized $0 and $(0.1) million of net loss and prior service cost, respectively, to accumulated other comprehensive income for defined benefit pension plans as part of the transition adjustment related to the change in measurement date.

The estimated net loss and prior service credit (cost) for other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $1 million and $6 million, respectively. Additionally, as of January 1, 2008, Mirant recognized $(0.2) million of net loss and $1.7 million of prior service credit to accumulated other comprehensive income for other postretirement benefit plans as part of the transition adjustment related to the change in measurement date.

The components of the net periodic benefit cost (credit) of Mirant's continuing operations pension and other postretirement benefit plans for the years ended December 31, 2009, 2008 and 2007, are shown below (in millions):

	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,			Years Ended December 31,		
	2009	2008	2007	2009	2008	2007
Service cost	$ 8	$ 8	$ 9	$ 2	$ 1	$ 2
Interest cost	16	15	14	3	3	4
Expected return of plan assets	(22)	(17)	(13)	—	—	—
Net amortization[1]	2	1	1	(5)	(5)	(3)
Curtailments	—	(1)	—	—	(4)	(32)
Net periodic benefit cost (credit)	$ 4	$ 6	$ 11	$—	$ (5)	$(29)

[1] Net amortization amount includes prior service cost and actuarial gains or losses.

Other changes in plan assets and benefit obligation recognized in other comprehensive income for Mirant's continuing operations pension and other postretirement benefit plans for the years ended December 31, 2009 and 2008, were as follows (in millions):

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2009	2008	2009	2008
Net loss (gain)	$(33)	$100	$(5)	$ 1
Prior service cost (credit)	1	—	(3)	—
Amortization of:				
Net loss	(1)	—	(1)	(1)
Prior service (cost) credit	(1)	(1)	6	12
Total loss (income) recognized in other comprehensive income	$(34)	$ 99	$(3)	$12

The resulting total amount recognized in net periodic benefit cost and other comprehensive income for the pension plans for the years ended December 31, 2009 and 2008, was $(30) million and $105 million, respectively. The resulting total amount recognized in net periodic benefit cost and other comprehensive income for the other postretirement benefit plans for the years ended December 31, 2009 and 2008, was $(3) million and $7 million, respectively.

The weighted average assumptions used for Mirant's pension benefit cost and other postretirement benefit costs during each year were as follows:

	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,			Years Ended December 31,		
	2009	2008	2007	2009	2008	2007
Discount rate	5.40%	6.12%	5.66%	5.37%	6.06%	5.66%
Rate of compensation increases	3.37%	3.64%	3.70%	3.00%	3.00%	3.00%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A

Mirant's assumed health care cost trend rates used to measure the expected cost of benefits covered by its other postretirement plan were as follows:

	2009	2008	2007
Assumed medical inflation for next year:			
Before age 65	8.50%	8.00%	9.00%
Age 65 and after	8.50%	9.50%	11.00%
Assumed ultimate medical inflation rate	5.00%	5.00%	5.00%
Year in which ultimate rate is reached	2018	2015	2011

An annual increase or decrease of 1% in the assumed medical care cost trend rate would correspondingly increase or decrease the aggregate of the service and interest cost components of the annual other postretirement benefit cost in 2009 by an inconsequential amount.

Pension Plan Assets

In determining the long-term rate of return for plan assets, the Company evaluates historic and current market factors such as inflation and interest rates before determining long-term capital market assumptions. The Company also considers the effects of diversification and portfolio rebalancing. To check for reasonableness and appropriateness, the Company reviews data about other companies, including their historic returns.

For purposes of expense recognition, the Company uses a market-related value of assets that recognizes the difference between the expected return and the actual return on plan assets over a five-year period. Unrecognized asset gains or losses associated with its plan assets will be recognized in the calculation of the market-related value of assets and subject to amortization in future periods.

The following table shows the target allocation and percentage of fair value of plan assets by asset category for Mirant's qualified pension plans as of December 31, 2009 and 2008:

	Target Allocation	Percent of Fair Value of Plan Assets at December 31,	
		2009	2008
United States Stocks	50%	51%	34%
Non-United States Stocks	20	20	13
Fixed income	30	28	28
Cash	—	1	25
Total	100%	100%	100%

For the qualified pension plans, Mirant uses a mix of equities and fixed income investments with the objective of maximizing the long-term return of pension plan assets at a prudent level of risk. The Company's risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Equity investments are diversified across United States and non-United States stocks. For United States stocks, Mirant employs both a passive and active approach by investing in an index that mirrors the Russell 1000 Index and an actively managed small cap fund. For non-United States stocks, Mirant is invested in both developed and emerging market international equity funds that are benchmarked against the Europe, Australia and Far East Index. Fixed income investments are in a long United States government/credit index fund. Investment risk is monitored on an ongoing basis through quarterly portfolio reviews and annual pension liability measurements.

Primarily as a result of declines in the overall market of equity securities during 2008, the fair value of Mirant's pension plan assets declined considerably in 2008. As a result, the Company contributed $60 million to its pension plans in December of 2008 and a total of $64 million for the year ended December 31, 2008. Approximately $51 million of the $60 million the Company contributed in the fourth quarter of 2008 is included in the cash amount in the table above at December 31, 2008. This amount was invested according to the Company's target allocation in 2009.

Fair Value Hierarchy of Plan Assets

Based on the observability of the inputs used in the valuation techniques for fair value measurement, the Company is required to classify recorded fair value measurements of plan assets according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company's plan assets carried at fair value in the consolidated financial statements are classified within Level 1 and Level 2 of the fair value hierarchy. The Company's plan assets classified within Level 1 consist of exchange-traded investment funds with readily observable prices. The Company's plan assets classified within Level 2 consist of non-exchange-traded investment funds whose fair values reflect the net asset value of the funds based on the fair value of the fund's underlying securities. The underlying securities held by these funds are valued using quoted prices in active markets for identical or similar assets. The Company elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per share. Certain funds included in the United States large-cap equity and fixed income securities asset categories, representing approximately $96 million of the plan assets at December 31, 2009, contain redemption restrictions that limit redemptions to 4% of investments held in these funds per month. The net asset value of these investment funds has been adjusted for these redemption restrictions. Certain other investment funds require redemption notification of 30 days or less for which no adjustment was made to their net asset value. The redemption restrictions on the various investment funds are not considered significant to the overall liquidity of the plan since the majority of the plan's assets contain no redemption restrictions.

The following table presents plan assets measured at fair value as of December 31, 2009, by category (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Asset Categories:				
Cash equivalents	$—	$ 3	$—	$ 3
Investment Funds:				
Equity securities:				
United States large-cap	—	84	—	84
United States small-cap growth	36	—	—	36
International	32	—	—	32
Emerging markets	—	17	—	17
Fixed income securities:				
United States government	—	29	—	29
Corporate bonds	—	39	—	39
Total	$68	$172	$—	$240

The United States large-cap investment fund is the single largest investment concentration in the plan representing approximately 35% of the plan's assets. There were no other significant concentrations of risk in the plan's assets.

Mirant currently expects to utilize credit balances to satisfy contribution payments to the tax-qualified pensions for the 2010 plan year. In addition, the Company expects to contribute approximately $1 million to the non-tax-qualified pension plans during 2010.

Mirant expects the following benefits to be paid from the pension and other postretirement benefit plans (in millions):

Projected Benefit Payments to Plan Participants	Pension Plans		Other Postretirement Benefits Plans	
	Tax-Qualified	Non-Tax Qualified	Before Medicare Subsidy	Medicare Subsidy
2010	$10	$1	$ 2	$ 2
2011	11	1	2	2
2012	12	1	2	2
2013	13	1	3	3
2014	14	1	3	3
2015 through 2019	$95	$4	$22	$21

Employee Savings and Profit Sharing Plan

The Company maintains a defined contribution employee savings plan with a profit sharing arrangement whereby employees may contribute a portion of their base compensation to the employee savings plan, subject to limits under the Internal Revenue Code. The Company provides a matching contribution each payroll period equal to 75% of the employee's contributions up to 6% of the employee's pay for that period. For unionized employees, matching levels vary by bargaining unit.

Under the profit sharing arrangement for non-union employees not accruing a benefit under the defined benefit pension plan, the Company contributes a quarterly fixed contribution of 3% of eligible pay and may make an annual discretionary contribution. Certain unionized employees are also eligible for the annual discretionary profit sharing contribution.

Expenses recognized for the matching, fixed profit sharing and discretionary profit sharing contributions were as follows (in millions):

	Matching	Fixed Profit Sharing	Discretionary Profit Sharing
2009	$5	$2	$3
2008	5	2	2
2007	5	2	2

Stock-based Compensation

The Mirant Corporation 2005 Omnibus Incentive Plan for certain employees and directors of Mirant became effective on January 3, 2006. The Omnibus Incentive Plan provides for the granting of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards, other stock-based awards, covered employee annual incentive awards and non-employee director awards. Under the Omnibus Incentive Plan, 18,575,851 shares of Mirant common stock are available for issuance to participants, of which 10,413,831 shares are available to be issued to participants as of December 31, 2009. Shares covered by an award are counted as used only to the extent that they are actually issued. Any shares related to awards that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares will be available again for grant under the Omnibus Incentive Plan. The Company utilizes both service condition and performance condition forms of stock-based compensation.

The Company recognizes compensation expense related to service condition and performance condition stock-based compensation. Compensation expense for the years ended December 31, 2009, 2008 and 2007 was as follows (in millions):

	Years Ended December 31,		
	2009	2008	2007
Service condition stock-based compensation	$ 24	$ 21	$ 21
Performance condition stock-based compensation	—	5	8
Total compensation expense	$ 24	$ 26	$ 29

The amounts in the table above are included in operations and maintenance expense in the consolidated statements of operations, with the exception of approximately $4 million for the year ended December 31, 2007, which is included in income from discontinued operations, net. As of December 31, 2009, there was approximately $22 million of total unrecognized compensation cost, excluding estimated forfeitures, related to non-vested share-based compensation granted through service condition awards, which is expected to be recognized on a straight-line basis over a weighted average period of approximately two years.

Stock Options

The fair value of stock options is estimated on the date of grant using a Black-Scholes option-pricing model based on the assumptions noted in the following table. The Company utilizes Mirant's own implied volatility of its traded options in accordance with the accounting guidance related to share-based payments. As a result of the lack of exercise history for the Company, the simplified method for estimating expected term has been used in accordance with the accounting guidance related to share-based payments. For performance condition awards, the Company utilized the contractual term as the expected term. The risk-free rate for periods within the contractual term of the stock option is based on the United States Treasury yield curve in effect at the time of the grant. The table below includes significant assumptions used in valuing the Company's stock options:

	Years Ended December 31,					
	2009		2008		2007	
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Expected volatility	48 - 59%	58.9%	31 - 43%	31.2%	15 - 28%	19.9%
Expected dividends	—%	—%	—%	—%	—%	—%
Expected term						
Service condition awards	6 years	6 years	3.5 years	3.5 years	2.7 - 3.5 years	3.48 years
Performance condition awards	—	—	—	—	—	—
Risk-free rate	2.6 - 2.9%	2.6%	2.1 - 2.9%	2.1%	4 - 4.7%	4%

Service Condition Awards

During 2007, the Company granted options to purchase a total of approximately 605,000 shares. These stock options were granted with a five-year term, and vest in three equal installments on each of the first, second and third anniversaries of the grant date. Options to purchase approximately 15,000 shares were granted to non-management members of the Board of Directors and vest one year from the grant date.

During 2008, the Company granted options to purchase a total of approximately 752,000 shares. These stock options were granted with a five-year term, and vest in three equal installments on each of the first, second and third anniversaries of the grant date. There were no stock options granted to non-management members of the Board of Directors during 2008.

During 2009, the Company granted options to purchase a total of approximately 1,396,000 shares. These stock options were granted with a ten-year term, and vest in three equal installments on each of the first, second and third anniversaries of the grant date. There were no stock options granted to non-management members of the Board of Directors during 2009.

The granted options provide for accelerated vesting if there is a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment. Options to purchase approximately 1.3 million, 808,000 and 1.1 million shares vested during 2009, 2008 and 2007, respectively, of which approximately 249,000, 37,000 and 177,000 shares for 2009, 2008 and 2007, respectively, became exercisable as a result of accelerated vesting resulting from the termination of certain employees. The weighted average grant-date fair value of stock options granted during the years ended December 31, 2009, 2008 and 2007, was $5.89, $9.49 and $8.44 per share, respectively.

A summary of the Company's option activity under the Omnibus Incentive Plan is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	2,801,719	$24.89	9.2	$18,720
Granted	605,386	$37.91		
Exercised or converted	(371,306)	$25.98		$ —
Forfeited	(131,755)	$29.64		
Expired	—	$ —		
Outstanding at December 31, 2007	2,904,044	$27.25	7.4	$34,069
Granted	751,511	$36.87		
Exercised or converted	(659,804)	$25.63		$ —
Forfeited	(69,540)	$36.12		
Expired	(55,215)	$31.95		
Outstanding at December 31, 2008	2,870,996	$29.83	5.8	$ —
Granted	1,395,717	$10.42		
Exercised or converted	(23,514)	$10.40		$ —
Forfeited	(181,345)	$11.57		
Expired	(21,278)	$31.54		
Outstanding at December 31, 2009	4,040,576	$24.05	6.1	$ 5,818
Exercisable or convertible at December 31, 2009	2,456,791	$27.70	5.3	$ 436

The range of exercise prices for stock options granted is presented below:

	High	Low
2009	$16.77	$10.40
2008	$37.02	$26.20
2007	$45.77	$37.71

Cash received from the exercise of stock options under the Omnibus Incentive Plan for the years ended December 31, 2009, 2008 and 2007, was approximately $0.2 million, $17 million and $10 million, respectively, and no related tax benefit was recognized during the years then ended.

Performance Condition Awards

On November 13, 2006, Mirant made awards of nonqualified stock options to purchase approximately 830,000 shares to five members of executive management. These options were granted with a three-year term and vested on June 30, 2008, as the Company achieved the required performance target amounts by December 31, 2007. The options provided for accelerated vesting if there was a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment. At December 31, 2007, options to purchase approximately 100,000 shares became exercisable as a result of accelerated vesting resulting from the termination of an employee. The remaining 730,000 options expired on November 13, 2009. The weighted average grant date fair value of performance condition stock options granted during the year ended December 31, 2006, was $6.08 per share. There were no performance condition stock options granted during 2009, 2008 or 2007.

A summary of option activity for performance condition awards under the Omnibus Incentive Plan is presented below:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2007	830,000	$28.89	2.9	$2,224
Granted	—	$ —		
Exercised or converted	—	$ —		
Forfeited	—	$ —		
Expired	—	$ —		
Outstanding at December 31, 2007	830,000	$28.89	1.9	$8,375
Granted	—	$ —		
Exercised or converted	(44,507)	$28.89		$ —
Forfeited	—	$ —		
Expired	(55,493)	$28.89		
Outstanding at December 31, 2008	730,000	$28.89	.9	$ —
Granted	—	$ —		
Exercised or converted	—	$ —		$ —
Forfeited	—	$ —		
Expired	(730,000)	$28.89		
Outstanding at December 31, 2009	—	$ —		$ —
Exercisable or convertible at December 31, 2009	—	$ —		$ —

Restricted Stock Shares and Restricted Stock Units

Service Condition Awards

During 2007, the Company issued approximately 428,000 restricted stock units under the Omnibus Incentive Plan. Approximately 419,000 of the restricted stock units vest in three equal installments on each of the first, second and third anniversaries of the grant date. Approximately 9,000 of the restricted stock units were granted to non-management members of the Board of Directors and vest one year from the grant date. The granted restricted stock units and restricted stock shares provide for accelerated vesting if there is a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment.

During 2008, the Company issued approximately 403,000 restricted stock units under the Omnibus Incentive Plan. Approximately 388,000 of the restricted stock units vest in three equal installments on each of the first, second and third anniversaries of the grant date. Approximately 15,000 of the restricted stock units were granted to non-management members of the Board of Directors and vest one year from the grant date. The granted restricted stock units provide for accelerated vesting if there is a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment.

During 2009, the Company issued approximately 1,606,000 restricted stock units under the Omnibus Incentive Plan. Approximately 1,562,000 of the restricted stock units vest in three equal installments on each of the first, second and third anniversaries of the grant date. Approximately 44,000 of the restricted stock units were granted to non-management members of the Board of Directors and vest one year from the grant date and delivery of the underlying share is deferred until the directorship terminates. The granted restricted stock units provide for accelerated vesting if there is a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment.

Approximately 541,000, 269,000 and 213,000 restricted stock units vested during the years ended December 31, 2009, 2008 and 2007, respectively.

The grant date fair value of restricted stock shares and restricted stock units is equal to the Company's closing stock price on the grant date. As restricted stock shares and restricted stock units vest, the outstanding balance of restricted stock shares and restricted stock units decreases and the number of outstanding shares of common stock increases by an equal amount. A summary of the Company's restricted stock shares and restricted stock units for service condition award is presented below:

Restricted Stock Shares and Restricted Stock Units	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	460,019	$24.90
Granted	428,035	$37.89
Vested[1]	(212,700)	$26.65
Forfeited	(45,381)	$33.16
Outstanding at December 31, 2007	629,973	$32.54
Granted	403,300	$36.90
Vested[1]	(269,337)	$31.63
Forfeited	(68,117)	$37.01
Outstanding at December 31, 2008	695,819	$34.98
Granted	1,605,983	$10.55
Vested[1]	(540,794)	$28.92
Forfeited	(173,684)	$11.05
Outstanding at December 31, 2009	1,587,324	$14.95

(1) Approximately 180,000, 13,000 and 54,000, became fully vested in 2009, 2008 and 2007, respectively, as a result of the termination of certain employees.

Performance Condition Awards

During 2006, the Company issued 283,554 restricted stock units under the Omnibus Incentive Plan. The restricted stock units vested on June 30, 2008, based on the Company achieving the performance target amounts by December 31, 2007. The granted restricted stock units provided for accelerated vesting if there is a change of control (as defined in the Omnibus Incentive Plan) or, in certain circumstances, as a result of a termination of employment. Approximately 3,000 and 37,000 restricted stock units and shares vested during the year ended December 31, 2008 and 2007, as a result of the termination of employees. The grant date fair value of the restricted stock and restricted stock units for performance condition awards is equal to the Company's closing stock price on the grant date.

A summary of the Company's restricted stock units awarded is as follows:

Restricted Stock Units	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	283,554	$29.23
Granted	—	$ —
Vested	(36,564)	$29.25
Forfeited	—	$ —
Outstanding at December 31, 2007	246,990	$29.22
Granted	—	$ —
Vested	(246,990)	$29.22
Forfeited	—	$ —
Outstanding at the December 31, 2008	—	$ —
Granted	—	$ —
Vested	—	$ —
Forfeited	—	$ —
Outstanding at December 31, 2009	—	$ —

7. Commitments and Contingencies

Mirant has made firm commitments to buy materials and services in connection with its ongoing operations and has provided cash collateral or financial guarantees relative to some of its investments.

Commitments

In addition to debt and other obligations in the consolidated balance sheets, Mirant has the following annual commitments under various agreements at December 31, 2009, related to its operations (in millions):

	Off-Balance Sheet Arrangements and Contractual Obligations by Year						
	Total	2010	2011	2012	2013	2014	>5 Years
Mirant Mid-Atlantic operating leases	$1,870	$140	$134	$132	$138	$131	$1,195
Other operating leases	124	16	14	14	14	11	55
Fuel commitments	939	348	336	206	49	—	—
Maryland Healthy Air Act	269	269	—	—	—	—	—
Mirant Marsh Landing development project	208	40	87	75	6	—	—
Other	270	124	35	25	18	12	56
Total payments	$3,680	$937	$606	$452	$225	$154	$1,306

The Company's contractual obligations table does not include the derivative obligations reported at fair value, which are discussed in Note 2 and the asset retirement obligations which are discussed in Note 3.

Operating Leases

Mirant Mid-Atlantic leases the Dickerson and Morgantown baseload units and associated property through 2029 and 2034, respectively. Mirant Mid-Atlantic has an option to extend the leases. Any extensions of the respective leases would be for less than 75% of the economic useful life of the facility, as measured from the beginning of the original lease term through the end of the proposed remaining lease term. The Company is accounting for these leases as operating leases and recognizes rent expense on a straight-line basis. Rent expense totaled $96 million for the years ended December 31, 2009, 2008 and 2007, and is included in operations and maintenance expense in the accompanying consolidated statements of operations. As of December 31, 2009 and 2008, the Company has paid approximately $400 million and $354 million, respectively, of lease payments in excess of rent expense recognized, which is recorded in prepaid rent and prepaid expenses on the consolidated balance sheets. Of these amounts, $96 million is included in prepaid expenses on the Company's consolidated balance sheets as of December 31, 2009 and 2008.

As of December 31, 2009, the total notional minimum lease payments for the remaining terms of the leases aggregated approximately $1.9 billion and the aggregate termination value for the leases was approximately $1.4 billion, which generally decreases over time. Mirant Mid-Atlantic leases the Dickerson and the Morgantown baseload units from third party owner lessors. These owner lessors each own the undivided interests in these baseload generating facilities. The subsidiaries of the institutional investors who hold the membership interests in the owner lessors are called owner participants. Equity funding by the owner participants plus transaction expenses paid by the owner participants totaled $299 million. The issuance and sale of pass through certificates raised the remaining $1.2 billion needed for the owner lessors to acquire the undivided interests.

The pass through certificates are not direct obligations of Mirant Mid-Atlantic. Each pass through certificate represents a fractional undivided interest in one of three pass through trusts formed pursuant to three separate pass through trust agreements between Mirant Mid-Atlantic and United States Bank National Association (as successor in interest to State Street Bank and Trust Company of Connecticut, National Association), as pass through trustee. The property of the pass through trusts consists of lessor notes. The lessor notes issued by an owner lessor are secured by that owner lessor's undivided interest in the lease facilities and its rights under the related lease and other financing documents.

Mirant has commitments under other operating leases with various terms and expiration dates.

Fuel Commitments

Fuel commitments primarily relate to long-term coal agreements and related transportation agreements.

Maryland Healthy Air Act

Maryland Healthy Air Act commitments reflect the remaining expected payments for capital expenditures to comply with the limitations for SO2, NOx and mercury emissions under the Maryland Healthy Air Act. The Company completed the installation of the remaining pollution control equipment related to compliance with the Maryland Healthy Air Act in the fourth quarter of 2009. However, provisions in the Company's construction contracts provide that certain payments be made after final completion of the project.

Mirant Marsh Landing

Mirant Marsh Landing development project reflects the current projected commitments related to contracts that were executed as of December 31, 2009, including equipment and services, for the Marsh Landing generating facility. The Mirant Marsh Landing commitments are contingent upon the issuance of a notice to proceed by Mirant.

Other

Other primarily represents the open purchase orders less invoices received related to general procurement of products and services purchased in the ordinary course of business. These include construction, maintenance and labor activities at the Company's generating facilities. Other also includes the Company's LTSA associated with the maintenance of a turbine at the Kendall generating facility, limestone supply and transportation agreements, estimated pension and other postretirement benefit funding obligations, deferred compensation plans, liabilities related to accounting for uncertainty in income taxes and miscellaneous noncurrent liabilities.

Cash Collateral

In order to sell power and purchase fuel in the forward markets and perform other energy trading and marketing activities, the Company often is required to provide trade credit support to its counterparties or make deposits with brokers. In addition, the Company often is required to provide cash collateral for access to the transmission grid to participate in power pools and for other operating activities. In the event of default by the Company, the counterparty can apply cash collateral held to satisfy the existing amounts outstanding under an open contract.

The following is a summary of cash collateral posted with counterparties (in millions):

	At December 31,	
	2009	2008
Cash collateral posted—energy trading and marketing	$41	$ 67
Cash collateral posted—other operating activities	43	44
Total	$84	$111

Guarantees

Mirant generally conducts its business through various operating subsidiaries which enter into contracts as a routine part of their business activities. In certain instances, the contractual obligations of such subsidiaries are guaranteed by, or otherwise supported by, Mirant or another of its subsidiaries, including by letters of credit issued under the credit facilities of Mirant North America.

In addition, Mirant and its subsidiaries enter into various contracts that include indemnification and guarantee provisions. Examples of these contracts include financing and lease arrangements, purchase and sale agreements, commodity purchase and sale agreements, construction agreements and agreements with vendors. Although the primary obligation of Mirant or a subsidiary under such contracts is to pay money or render performance, such contracts may include obligations to indemnify the counterparty for damages arising from the breach thereof and, in certain instances, other existing or potential liabilities. In many cases, the Company's maximum potential liability cannot be estimated because some of the underlying agreements contain no limits on potential liability.

Upon issuance or modification of a guarantee, the Company determines if the obligation is subject to initial recognition and measurement of a liability and/or disclosure of the nature and terms of the guarantee. Generally, guarantees of the performance of a third party are subject to the recognition and measurement, as well as the disclosure provisions, of the accounting guidance related to guarantees. Such guarantees must initially be recorded at fair value, as determined in accordance with the accounting guidance. The Company did not have any guarantees at December 31, 2009, that met the recognition requirements of the accounting guidance.

Alternatively, guarantees between and on behalf of entities under common control are subject only to the disclosure provisions of the accounting guidance related to guarantors' accounting and disclosure requirements for guarantees. The Company must disclose information as to the term of the guarantee and the maximum potential amount of future gross payments (undiscounted) under the guarantee, even if the likelihood of a claim is remote.

Letters of Credit and Surety Bonds

As of December 31, 2009, Mirant and its subsidiaries were contingently obligated for $211 million under letters of credit primarily issued under the credit facilities of Mirant North America, which includes $123 million of letters of credit issued pursuant to its senior secured term loan and $76 million of letters of credit issued pursuant to its revolving credit facility. Most of these letters of credit are issued in support of the obligations of Mirant North America and its subsidiaries to perform under commodity agreements, financing or lease agreements or other commercial arrangements. In the event of default by the Company, the counterparty can draw on a letter of credit to satisfy the existing amounts outstanding under an open contract. A majority of these letters of credit expire within one year of issuance, and it is typical for them to be renewed on similar terms. In addition, the Company has entered into a cash-collateralized letter of credit facility pursuant to which it posted letters of credit in support of the Company's response to a request for proposals for new power generation and security requirements under the Mirant Marsh Landing PPA agreement.

At December 31, 2009, the Company had obligations outstanding under surety bonds of $5 million, of which $4 million related to credit support for the transmission upgrades PG&E will be making in order to connect the Mirant Marsh Landing project to the power grid. At December 31, 2008, the Company had obligations under surety bonds that were posted as credit support for the RGGI auction that was held in December 2008. These surety bonds expired in January 2009.

Following is a summary of letters of credit issued and surety bonds provided (in millions):

	At December 31,	
	2009	2008
Letters of credit—energy trading and marketing	$ 51	$ 76
Letters of credit—debt service and rent reserves	101	101
Letters of credit—other operating activities	59	124
Surety bonds	5	25
Total	$216	$326

Purchase and Sale Guarantees and Indemnifications

In connection with the purchase or sale of an asset or a business by Mirant through a subsidiary, Mirant is typically required to provide certain assurances to the counterparties for the performance of the obligations of such a subsidiary under the purchase or sale agreements. Such assurances may take the form of a guarantee issued by Mirant or a subsidiary on behalf of the obligor subsidiary. The scope of such guarantees would typically include any indemnity obligations owed to such counterparty. Although the terms thereof vary in the scope, exclusions, thresholds and applicable limits, the indemnity obligations of a seller typically include liabilities incurred as a result of a breach of a purchase and sale agreement, including the seller's representations or warranties, unpaid and unreserved tax liabilities and specified retained liabilities, if any. These obligations generally have a term of 12 months from the closing date and are intended to protect the buyer against breaches of the agreement or risks that are difficult to predict or estimate at the time of the transaction. In most cases, the contract limits the liability of the seller. Although the primary indemnity periods under the agreements for the sales of the Philippine and Caribbean businesses and six U.S. natural gas-fired generating facilities have elapsed without any claims being made, Mirant continues to have indefinite indemnity obligations in respect of certain representations and covenants that are typically not subject to lapse. No claims have been made in respect thereof and the Company does not expect that it will be required to make any material payments under these guarantee and indemnity provisions.

Commercial Purchase and Sales Arrangements

In connection with the purchase and sale of fuel, emissions allowances and energy to and from third parties with respect to the operation of Mirant's generating facilities, the Company may be required to guarantee a portion of the obligations of certain of its subsidiaries. These obligations may include liquidated damages payments or other unscheduled payments. The majority of the current guarantees are set to expire before the end of 2010, although the obligations of the issuer will remain in effect until all the liabilities created under the guarantee have been satisfied or no longer exist. As of December 31, 2009, Mirant and its subsidiaries were contingently obligated for a total of $104 million under such arrangements. The Company does not expect that it will be required to make any material payments under these guarantees.

Other Guarantees and Indemnifications

As of December 31, 2009, Mirant has issued $91 million of guarantees of obligations that its subsidiaries may incur in connection with construction agreements, equipment leases, settlement agreements and on-going litigation. The Company does not expect that it will be required to make any material payments under these guarantees.

The Company, through its subsidiaries, participates in several power pools with RTOs. The rules of these RTOs require that each participant indemnify the pool for defaults by other members. Usually, the amount indemnified is based upon the activity of the participant relative to the total activity of the pool and the amount of the default. Consequently, the amount of such indemnification by the Company cannot be quantified.

On a routine basis in the ordinary course of business, Mirant and its subsidiaries indemnify financing parties and consultants or other vendors who provide services to the Company. The Company does not expect that it will be required to make any material payments under these indemnity provisions.

Because some of the guarantees and indemnities Mirant issues to third parties do not limit the amount or duration of its obligations to perform under them, there exists a risk that the Company may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit the Company's liability exposure, the Company may not be able to estimate its potential liability until a claim is made for payment or performance, because of the contingent nature of these contracts.

8. Dispositions

Overview

The Company disposed of certain discontinued operations and other assets in 2007. In the third quarter of 2006, Mirant commenced separate auction processes to sell its Philippine (2,203 MW) and Caribbean (1,050 MW) businesses and six U.S. natural gas-fired generating facilities totaling 3,619 MW, consisting of the Zeeland (903 MW), West Georgia (613 MW), Shady Hills (469 MW), Sugar Creek (561 MW), Bosque (546 MW) and Apex (527 MW) facilities.

The sale of the six U.S. natural gas-fired generating facilities was completed on May 1, 2007 and the Company recognized a cumulative loss of $345 million related to the sale of the six facilities. The net proceeds to Mirant after transaction costs and retiring $83 million of project-related debt were $1.306 billion.

The Company completed the sale of Mirant NY-Gen on May 7, 2007. The Company recognized a gain of $8 million related to the sale. The proceeds related to the sale were immaterial as a result of the transfer of the net liabilities of Mirant NY-Gen.

The sale of the Philippine business was completed on June 22, 2007. The Company recognized a gain of $2.003 billion related to the sale. The net proceeds to Mirant after transaction costs and the repayment of $642 million of debt were $3.21 billion.

The sale of the Caribbean business was completed on August 8, 2007. The Company recognized a gain of approximately $63 million in the third quarter of 2007 related to the sale. The net proceeds to Mirant after transaction costs and final working capital adjustments were $555 million.

During the second quarter of 2007, the Company recognized $9 million of other comprehensive income, net of tax, related to the sale of the Philippine business. Of this amount, $5 million was related to a pension liability that was settled as part of the sale and $4 million was related to a cumulative translation adjustment. During the third quarter of 2007, the Company recognized $11 million of other comprehensive loss, net of tax, related to pension and other postretirement benefits as part of the sale of the Caribbean business.

Discontinued Operations

The Company has reclassified amounts for prior periods in the consolidated financial statements to report separately, as discontinued operations, the revenues and expenses of components of the Company that have been disposed of as of December 31, 2009 and 2008.

The Company sold its Wrightsville power generating facility in 2005, but retained transmission credits that arose from transmission system upgrades associated with the construction of the Wrightsville generating facility. During the third quarter of 2007, Mirant entered into an agreement that established the amount of the outstanding transmission credits. As a result of the agreement, Mirant recognized a gain of $24 million in income from discontinued operations in the third quarter of 2007.

For the year ended December 31, 2007, income from discontinued operations included the results of operations of the Caribbean business, the Philippine business, the six U.S. natural gas-fired generating facilities and Mirant NY-Gen through their respective dates of sale, and the gain related to Wrightsville described above.

As part of the sale of Mirant NY-Gen, Mirant retained the rights to future insurance recoveries related to repairs of the dam at the Swinging Bridge facility. In the fourth quarter of 2007, the Company reached an insurance settlement and recognized a gain of $10 million, which is included in income from discontinued operations.

A summary of the operating results for these discontinued operations for the year ended December 31, 2007 is as follows (in millions):

	Year Ended December 31, 2007			
	U.S.	Philippines	Caribbean	Total
Operating revenues	$ 82	$ 200	$514	$ 796
Operating expenses (income):				
Gain on sales of assets	(38)	(2,003)	(63)	(2,104)
Other operating expenses	56	67	433	556
Total operating expenses (income)	18	(1,936)	370	(1,548)
Operating income	64	2,136	144	2,344
Provision for income taxes	—	704	13	717
Other expense, net	—	33	32	65
Net income	$ 64	$ 1,399	$ 99	$ 1,562

On July 12, 2006, the Company's Sual generating facility in the Philippines had an unplanned outage of unit 2 as a result of a failure of the generator. The repairs on unit 2 were completed on March 4, 2007, and the unit returned to operation. On October 23, 2006, unit 1 at the Sual generating facility had an unplanned outage as a result of a failure of the generator. The repairs on unit 1 were completed on June 12, 2007, and the unit returned to operation.

As part of the sale of the Philippine business, Mirant retained the rights to future insurance recoveries related to outages of the Sual generating facility that occurred prior to the sale. In 2007, the Company received a total of $23 million related to these recoveries. In the second quarter of 2008, the Company entered into a final settlement and received approximately $50 million in additional insurance recoveries. For the year ended December 31, 2008, income from discontinued operations includes a gain of $50 million related to this settlement. Of this amount, $41 million related to business interruption recoveries and is included in cost of fuel, electricity and other products and $9 million related to property insurance recoveries and is included in total operating expenses.

9. Bankruptcy Related Disclosures

Mirant's Plan was confirmed by the Bankruptcy Court on December 9, 2005, and the Company emerged from bankruptcy on January 3, 2006. For financial statement presentation purposes, Mirant recorded the effects of the Plan at December 31, 2005.

The Company had no reorganization items, net for the years ended December 31, 2009 and 2008. For the year ended December 31, 2007, reorganization items, net represents gains that were recorded in the financial statements as a result of the bankruptcy proceedings.

At December 31, 2009 and 2008, amounts related to allowed claims, estimated unresolved claims and professional fees associated with the bankruptcy that are to be settled in cash were $3 million and $14 million, respectively, and these amounts were recorded in accounts payable and accrued liabilities on the accompanying consolidated balance sheets. These amounts do not include unresolved claims that will be settled in common stock or the stock portion of claims that are expected to be settled with cash and stock. For the years ended December 31, 2009, 2008 and 2007, the Company paid approximately $1 million, $17 million and $63 million, respectively, in cash related to claims and professional fees from bankruptcy. As of December 31, 2009, approximately 837,000 of the shares of Mirant common stock to be distributed under the Plan have not yet been distributed and have been reserved for distribution with respect to claims that are disputed by the Mirant Debtors and have yet to be resolved. See Note 14 for further discussion of the Chapter 11 proceedings.

10. Earnings Per Share

Mirant calculates basic EPS by dividing income available to stockholders by the weighted average number of common shares outstanding. Diluted EPS gives effect to dilutive potential common shares, including unvested restricted shares and restricted stock units, stock options and warrants.

The following table shows the computation of basic and diluted EPS for the years ended December 31, 2009, 2008 and 2007 (in millions except per share data):

	2009	2008	2007
Net income from continuing operations	$ 494	$1,215	$ 433
Net income from discontinued operations	—	50	1,562
Net income as reported	$ 494	$1,265	$1,995
Basic and diluted:			
Weighted average shares outstanding—basic	145	186	252
Shares from assumed exercise of warrants and options	—	13	25
Shares from assumed vesting of restricted stock and restricted stock units	—	—	—
Weighted average shares outstanding—diluted	145	199	277
Basic EPS			
EPS from continuing operations	$3.41	$ 6.53	$ 1.72
EPS from discontinued operations	—	0.27	6.20
Basic EPS	$3.41	$ 6.80	$ 7.92
Diluted EPS			
EPS from continuing operations	$3.41	$ 6.11	$ 1.56
EPS from discontinued operations	—	0.25	5.64
Diluted EPS	$3.41	$ 6.36	$ 7.20

For the year ended December 31, 2009, the number of securities that are considered antidilutive increased significantly compared to the same period in 2008 and 2007, as a result of the decrease in the Company's average stock price. The weighted average number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive were as follows:

	Years Ended December 31,		
	2009	2008	2007
	(shares in millions)		
Series A Warrants	27	7	—
Series B Warrants	7	2	—
Stock options	4	1	1
Total number of antidilutive shares	38	10	1

11. Stockholders' Equity

On January 3, 2006, all shares of Mirant's old common stock were cancelled and 300 million shares of Mirant's new common stock were issued. At December 31, 2009, approximately 837,000 shares of common stock are, pursuant to the Plan, reserved for unresolved claims.

Mirant also issued two series of warrants that will expire on January 3, 2011. The Series A Warrants and Series B Warrants entitled the holders as of the date of issuance to purchase an aggregate of approximately 35 million and 18 million shares of New Mirant common stock, respectively. The exercise price and number of common shares issuable are subject to adjustments based on the occurrence of certain events, including (1) dividends or distributions, (2) rights offerings or (3) other distributions. Mirant's common stock is currently traded on the NYSE under the ticker symbol MIR. For the year ended December 31, 2008, there were approximately 8.2 million of Series A Warrants and 10.1 million of Series B Warrants that were exercised. Substantially all of these exercises were made by net share settlement, resulting in the issuance of approximately

8.2 million net shares of common stock for the year ended December 31, 2008. For the year ended December 31, 2009, the warrant exercises were immaterial. At December 31, 2009, there were approximately 26.9 million Series A Warrants and 7.1 million Series B Warrants outstanding. The warrants are recorded as a component of additional paid-in capital in the accompanying consolidated balance sheets.

On January 3, 2006, the Omnibus Incentive Plan for certain employees and directors of Mirant became effective. Under the Omnibus Incentive Plan, 18,575,851 shares of Mirant common stock are available for issuance to participants. See Note 6 for further discussion of the Omnibus Incentive Plan.

Share Repurchases

On September 28, 2006, the Company announced that its Board of Directors had authorized a $100 million share repurchase program which expired in September 2007. As of September 30, 2007, the Company had repurchased 1.18 million shares under this program for an aggregate purchase price of approximately $32 million.

In January 2007, the Company began a program of repurchasing shares at market prices from stockholders holding less than 100 shares of Mirant stock. For the year ended December 31, 2007, the Company repurchased approximately 245,000 shares for approximately $9 million. The Company did not make any purchases under this program in 2008 or 2009.

On November 9, 2007, Mirant announced that it planned to return a total of $4.6 billion of excess cash to its stockholders based on four factors: (1) the outlook for the business, (2) preserving the Company's credit profile, (3) maintaining adequate liquidity, including for capital expenditures and (4) maintaining sufficient working capital. In the fourth quarter of 2007, the Company repurchased 26.66 million shares of common stock for $1 billion through an accelerated share repurchase program. On September 22, 2008, Mirant announced that it had returned $3.856 billion of cash to its stockholders and suspended its program to return excess cash to its stockholders based on its evaluation of the four factors that were set out upon commencement of the share repurchase program. On November 7, 2008, Mirant announced that it was resuming its program of returning excess cash to its stockholders and would purchase an additional $200 million of shares through open market purchases. This $200 million of purchases was completed in the fourth quarter of 2008.

Between November 2007 and December 2008, Mirant returned approximately $4.056 billion of cash to its stockholders through purchases of 122 million shares of its common stock, including 86 million shares that were purchased through open market purchases in 2008 for approximately $2.74 billion. Those repurchases represented approximately 48% of the 256 million basic shares that it had outstanding when the program began in November 2007.

Stockholder Rights Plan

On March 26, 2009, Mirant announced the adoption of a stockholder rights plan (the "Stockholder Rights Plan") to help protect the Company's use of its federal NOLs from certain restrictions contained in §382 of the Internal Revenue Code of 1986, as amended. In general, an ownership change would occur if certain shifts in ownership of the Company's stock exceed 50 percentage points measured over a specified period of time. Given §382's broad definition, an ownership change could be the unintended consequence of otherwise normal market trading in the Company's stock that is outside the Company's control. The Stockholder Rights Plan was adopted to reduce the likelihood of such an unintended ownership change occurring. However, there can be no assurance that the Stockholder Rights Plan will prevent such an ownership change.

Under the Stockholder Rights Plan, when a person or group has obtained beneficial ownership of 4.9% or more of the Company's common stock, or an existing holder with greater than 4.9% ownership acquires more shares representing at least an additional 0.2% of the Company's common stock, there would be a triggering event causing potential significant dilution in the economic interest and voting power of such person or group. Such triggering event would also occur if an existing holder with greater than 4.9% ownership but less than 5.0%

ownership acquires more shares that would result in such stockholder obtaining beneficial ownership of 5.0% or more of the Company's common stock. The Board of Directors has the discretion to exempt an acquisition of common stock from the provisions of the Stockholder Rights Plan if it determines the acquisition will not jeopardize tax benefits or is otherwise in the Company's best interests.

On February 26, 2010, Mirant announced that the Board of Directors had extended the Stockholder Rights Plan and that the Company would submit the Stockholder Rights Plan to a stockholder vote at its 2010 Annual Meeting of Stockholders on May 6, 2010. The Stockholder Rights Plan is limited in life, and the rights expire upon the earliest of (1) the Board of Directors' determination that the plan is no longer needed for the preservation of NOLs as a result of the implementation of legislative changes or any other change; (2) February 25, 2020; or (3) certain other events described in the Stockholder Rights Plan.

12. Segment Reporting

The Company has four operating segments: Mid-Atlantic, Northeast, California and Other Operations. The Mid-Atlantic segment consists of four generating facilities located in Maryland and Virginia with total net generating capacity of 5,194 MW. The Northeast segment consists of three generating facilities located in Massachusetts and one generating facility located in New York with total net generating capacity of 2,535 MW. For the years ended December 31, 2008 and 2007, the Northeast segment also included the Lovett generating facility, which was shut down on April 19, 2008. The California segment consists of three generating facilities located in or near the City of San Francisco, with total net generating capacity of 2,347 MW. The California segment also includes business development efforts for new generation, including Mirant Marsh Landing. Other Operations includes proprietary trading and fuel oil management activities. For the year ended December 31, 2007, Other Operations also included gains and losses related to the Back-to-Back Agreement which was terminated pursuant to a settlement that became effective in the third quarter of 2007. See Note 15 for further discussion of the Back-to-Back Agreement. Other Operations also includes unallocated corporate overhead, interest expense on debt at Mirant Americas Generation and Mirant North America and interest income on Mirant's invested cash balances. In the following tables, eliminations are primarily related to intercompany sales of emissions allowances and interest on intercompany notes receivable and notes payable.

Operating Segments

	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
			(in millions)			
2009:						
Operating revenues[1]	$1,778	$318	$154	$ 62	$ (3)	$2,309
Cost of fuel, electricity and other products[2]	527	143	32	8	—	710
Gross margin	1,251	175	122	54	(3)	1,599
Operating Expenses:						
Operations and maintenance	434	126	78	(28)	—	610
Depreciation and amortization	98	18	22	11	—	149
Impairment losses[3]	385	—	14	5	(183)	221
Gain on sales of assets, net	(14)	(4)	—	—	(4)	(22)
Total operating expenses (income), net	903	140	114	(12)	(187)	958
Operating income	348	35	8	66	184	641
Total other expense, net	4	—	2	129	—	135
Income (loss) from continuing operations before income taxes	344	35	6	(63)	184	506
Provision for income taxes	—	—	—	12	—	12
Income (loss) from continuing operations	$ 344	$ 35	$ 6	$ (75)	$ 184	$ 494
Total assets	$5,807	$616	$144	$5,278	$(2,278)	$9,567
Capital expenditures	$ 578	$ 16	$ 7	$ 75	$ —	$ 676

(1) Includes unrealized gains of $136 million for Mid-Atlantic and unrealized losses of $25 million and $113 million for Northeast and Other Operations, respectively.

(2) Includes unrealized gains of $8 million and $41 million for Mid-Atlantic and Northeast, respectively.

(3) Includes $183 million impairment loss of goodwill recorded at Mirant Mid-Atlantic on its standalone balance sheet. The goodwill does not exist at Mirant Corporation's consolidated balance sheet. As such, the goodwill impairment loss is eliminated upon consolidation.

Operating Segments

	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
				(in millions)		
2008:						
Operating revenues[1]	$2,279	$617	$186	$ 102	$ 4	$ 3,188
Cost of fuel, electricity and other products[2]	565	438	59	(1)	(2)	1,059
Gross margin	1,714	179	127	103	6	2,129
Operating Expenses:						
Operations and maintenance	412	167	76	28	—	683
Depreciation and amortization	92	19	23	10	—	144
Loss (gain) on sales of assets, net	(8)	(30)	(7)	(2)	8	(39)
Total operating expenses	496	156	92	36	8	788
Operating income (loss)	1,218	23	35	67	(2)	1,341
Total other expense (income), net	1	(1)	1	123	—	124
Income (loss) from continuing operations before income taxes	1,217	24	34	(56)	(2)	1,217
Provision for income taxes	—	—	—	2	—	2
Income (loss) from continuing operations	$1,217	$ 24	$ 34	$ (58)	$ (2)	$ 1,215
Total assets	$5,620	$722	$181	$7,253	$(3,088)	$10,688
Capital expenditures	$ 641	$ 25	$ 6	$ 59	$ —	$ 731

(1) Includes unrealized gains of $685 million, $35 million and $120 million for Mid-Atlantic, Northeast and Other Operations, respectively.

(2) Includes unrealized losses of $9 million and $45 million for Mid-Atlantic and Northeast, respectively.

Operating Segments

	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
			(in millions)			
2007:						
Operating revenues[1]	$1,133	$664	$177	$ 45	$ —	$ 2,019
Cost of fuel, electricity and other products[2]	528	427	42	(67)	(18)	912
Gross margin	605	237	135	112	18	1,107
Operating Expenses:						
Operations and maintenance	360	179	74	94	—	707
Depreciation and amortization	81	25	13	10	—	129
Impairment losses	—	175	—	—	—	175
Loss (gain) on sales of assets, net	—	(49)	(2)	(5)	11	(45)
Total operating expenses	441	330	85	99	11	966
Operating income (loss)	164	(93)	50	13	7	141
Total other income, net	(5)	(7)	(5)	(282)	—	(299)
Income (loss) from continuing operations before reorganization items and income taxes	169	(86)	55	295	7	440
Reorganization items, net	—	(2)	—	—	—	(2)
Provision for income taxes	—	—	—	9	—	9
Income (loss) from continuing operations	$ 169	$ (84)	$ 55	$ 286	$ 7	$ 433
Total assets	$4,008	$696	$195	$7,327	$(1,688)	$10,538
Capital expenditures	$ 531	$ 17	$ 3	$ 37	$ —	$ 588

(1) Includes unrealized losses of $474 million, $76 million and $14 million for Mid-Atlantic, Northeast and Other Operations, respectively.

(2) Includes unrealized losses of $5 million for Mid-Atlantic and unrealized gains of $33 million for Northeast.

Geographic Areas
Property, Plant and Equipment and Other Intangible Assets

	Mid-Atlantic	Northeast	California	Other Operations	Eliminations	Total
			(in millions)			
At December 31, 2009	$3,754	$385	$107	$174	$(616)	$3,804
At December 31, 2008	$3,565	$396	$138	$111	$(799)	$3,411

13. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2009 and 2008, is as follows (in millions except per share data):

	Quarters Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Operating revenue	$ 878[1]	$ 496[2]	$ 454[3]	$ 481[4]
Cost of fuel, electricity and other products	271[1]	150[2]	162[3]	127[4]
Operating income (loss)	424	197[5]	90	(70)[6]
Income (loss) from continuing operations	380	163	55	(104)
Consolidated net income (loss)	380	163	55	(104)
Weighted average shares outstanding—basic	145	145	145	145
Income (loss) from continuing operations per weighted average shares outstanding—basic	2.62	1.12	0.38	(0.71)
Net income (loss) per weighted average shares outstanding—basic	2.62	1.12	0.38	(0.71)
Weighted average shares outstanding—diluted	145	145	146	146
Income (loss) from continuing operations per weighted average shares outstanding—diluted	2.62	1.12	0.38	(0.71)
Net income (loss) per weighted average shares outstanding—diluted	$ 2.62	$ 1.12	$ 0.38	$(0.71)

	Quarters Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Operating revenue	$ 302[7]	$ (393)[8]	$2,172[9]	$1,107[10]
Cost of fuel, electricity and other products	240[7]	166[8]	360[9]	293[10]
Operating income (loss)	(133)	(790)	1,638	626
Income (loss) from continuing operations	(154)	(832)	1,607	594
Income (loss) from discontinued operations	2	49	—	(1)
Consolidated net income (loss)	(152)	(783)	1,607	593
Weighted average shares outstanding—basic	216	201	175	151
Income (loss) from continuing operations per weighted average shares outstanding—basic	(0.71)	(4.14)	9.18	3.94
Net income (loss) per weighted average shares outstanding—basic	(0.70)	(3.90)	9.18	3.93
Weighted average shares outstanding—diluted	216	201	185	151
Income (loss) from continuing operations per weighted average shares outstanding—diluted	(0.71)	(4.14)	8.69	3.94
Net income (loss) per weighted average shares outstanding—diluted	$(0.70)	$(3.90)	$ 8.69	$ 3.93

(1) Includes unrealized gains of $255 million in operating revenues and $1 million of unrealized losses in cost of fuel, electricity and other products primarily as a result of decreases in energy prices in the quarter.

(2) Includes unrealized losses of $44 million in operating revenues and $30 million of unrealized gains in cost of fuel, electricity and other products primarily as a result of increases in energy prices in the quarter.

(3) Includes unrealized losses of $193 million in operating revenues and $19 million of unrealized gains in cost of fuel, electricity and other products primarily as a result of increases in energy prices in the quarter.

(4) Includes unrealized losses of $20 million in operating revenues and $1 million of unrealized gains in cost of fuel, electricity and other products primarily as a result of increases in energy prices in the quarter.

(5) Includes a reduction in operations and maintenance expense of $62 million related to the MC Asset Recovery settlement with Southern Company in 2009, including $52 million for the reimbursement of funds provided to MC Asset Recovery and costs incurred related to MC Asset Recovery not previously reimbursed and a $10 million reversal of accruals for future funding to MC Asset Recovery.

(6) Includes $207 million in impairment losses related to the Potomac River generating facility.

(7) Includes unrealized losses of $302 million in operating revenues and $1 million of unrealized losses in cost of fuel, electricity and other products primarily as a result of significant increases in energy prices in the quarter.

(8) Includes unrealized losses of $911 million in operating revenues and $37 million of unrealized gains in cost of fuel, electricity and other products primarily as a result of significant increases in energy prices in the quarter.

(9) Includes unrealized gains of $1.438 billion in operating revenues and $43 million of unrealized losses in cost of fuel, electricity and other products primarily as a result of significant decreases in energy prices in the quarter.

(10) Includes unrealized gains of $615 million in revenues and $47 million in unrealized losses in cost of fuel, electricity and other products primarily as a result of significant decreases in energy prices in the quarter.

14. Litigation and Other Contingencies

The Company is involved in a number of significant legal proceedings. In certain cases, plaintiffs seek to recover large and sometimes unspecified damages, and some matters may be unresolved for several years. The Company cannot currently determine the outcome of the proceedings described below or the ultimate amount of potential losses and therefore has not made any provision for such matters unless specifically noted below. Pursuant to guidance related to accounting for contingencies, management provides for estimated losses to the extent information becomes available indicating that losses are probable and that the amounts are reasonably estimable. Additional losses could have a material adverse effect on the Company's results of operations, financial position or cash flows.

Environmental Matters

Brandywine Fly Ash Facility. By letter dated November 19, 2009, the Defenders of Wildlife, Sierra Club, Patuxent Riverkeeper and Chesapeake Climate Action Network (the "Brandywine Noticing Parties") notified Mirant, Mirant Mid-Atlantic and Mirant MD Ash Management, LLC of their intent to file suit for violations of the Clean Water Act and Maryland's Water Pollution Control Law alleged to have occurred at the Brandywine Fly Ash Facility owned by Mirant MD Ash Management in Prince George's County, Maryland. They contend that the operation of the Brandywine facility has resulted in unpermitted discharges of certain pollutants, including aluminum, arsenic, cadmium, copper, lead, mercury, selenium and zinc, through three outfalls and through seepage to the ground water from the disposal cells at the facility. They also assert that the discharges cause violations of certain of Maryland's water quality criteria. Finally, the Brandywine Noticing Parties contend that Mirant MD Ash Management failed to perform certain monitoring and sampling or to file certain reports required under its existing National Pollutant Discharge Elimination System ("NPDES") permit for the Brandywine Fly Ash Facility. The notice states that the Brandywine Noticing Parties will request the court to enjoin further violations, to impose civil penalties under the Clean Water Act of up to $37,500 per day per violation for the period after January 4, 2006, and to award them attorney's fees. By letter dated January 15, 2010, the MDE advised Mirant Mid-Atlantic and Mirant MD Ash Management of its intent to file suit for violations of the Clean Water Act and Maryland's Water Pollution Control Law based upon factual allegations similar to those asserted by the Brandywine Noticing Parties. Mirant disputes the allegations of violations of the Clean Water Act and Maryland's Water Pollution Control Law made by the Brandywine Noticing Parties in the November 19, 2009, letter and by MDE in its letter of January 15, 2010.

EPA Information Request. In January 2001, the EPA issued a request for information to Mirant concerning the implications under the EPA's NSR regulations promulgated under the Clean Air Act of past repair and maintenance activities at the Potomac River generating facility in Virginia and the Chalk Point, Dickerson and Morgantown generating facilities in Maryland. The requested information concerned the period of operations that predates the ownership and lease of those facilities by Mirant Potomac River, Mirant Chalk Point and Mirant Mid-Atlantic. Mirant responded fully to this request. Under the APSA, Pepco is responsible for fines and penalties arising from any violation of the NSR regulations associated with operations prior to the acquisition or lease of the facilities by Mirant Potomac River, Mirant Chalk Point and Mirant Mid-Atlantic. If a violation is determined to have occurred at any of the facilities, Mirant Potomac River, Mirant Chalk Point and Mirant Mid-Atlantic, as the owner or lessee of the facility, may be responsible for the cost of purchasing and installing emissions control equipment, the cost of which may be material. Mirant Chalk Point and Mirant Mid-Atlantic have installed a variety of emissions control equipment on the Chalk Point, Dickerson and Morgantown generating facilities in Maryland to comply with the Maryland Healthy Air Act, but that equipment may not include all of the emissions control equipment that could be required if a violation of the EPA's NSR regulations is determined to have occurred at one or more of those facilities. If such a violation is determined to have occurred after the acquisition or lease of the facilities by Mirant Potomac River, Mirant Chalk Point and Mirant Mid-Atlantic or, if occurring prior to the acquisition or lease, is determined to constitute a continuing violation, Mirant Potomac River, Mirant Chalk Point or Mirant Mid-Atlantic could also be subject to fines and penalties by the state or federal government for the period after its acquisition or lease of the facility at issue, the cost of which may be material, although applicable bankruptcy law may bar such liability for periods prior to January 3, 2006, when the Plan became effective for Mirant Potomac River, Mirant Chalk Point and Mirant Mid-Atlantic.

Faulkner Fly Ash Facility. By letter dated April 2, 2008, the Environmental Integrity Project and the Potomac Riverkeeper notified Mirant and various of its subsidiaries that they and certain individuals intended to file suit alleging that violations of the Clean Water Act were occurring at the Faulkner Fly Ash Facility owned by Mirant MD Ash Management. The April 2, 2008, letter alleged that the Faulkner facility discharged certain pollutants at levels that exceed Maryland's water quality criteria, that it discharged certain pollutants without obtaining an appropriate NPDES permit, and that Mirant MD Ash Management failed to perform monthly monitoring required under an applicable NPDES permit. The letter indicated that the organizations intended to file suit to enjoin the violations alleged, to obtain civil penalties for past violations occurring after January 3, 2006, and to recover attorneys' fees. Mirant disputes the allegations of violations of the Clean Water Act made by the two organizations in the April 2, 2008, letter.

In May 2008, the MDE filed a complaint in the Circuit Court for Charles County, Maryland, against Mirant MD Ash Management and Mirant Mid-Atlantic. The complaint alleges violations of Maryland's water pollution laws similar to those asserted in the April 2, 2008, letter from the Environmental Integrity Project and the Potomac Riverkeeper. The MDE complaint requests that the court (1) prohibit continuation of the alleged unpermitted discharges, (2) require Mirant MD Ash Management and Mirant Mid-Atlantic to cease from disposing of any further coal combustion byproducts at the Faulkner Fly Ash Facility and close and cap the existing disposal cells within one year and (3) assess civil penalties of up to $10,000 per day for each violation. The discharges that are the subject of the MDE's complaint result from a leachate treatment system installed by Mirant MD Ash Management in accordance with a December 18, 2000 Complaint and Consent Order (the "December 2000 Consent Order") entered by the Maryland Secretary of the Environment, Water Management Administration pursuant to an agreement between the MDE and Pepco, the previous owner of the Faulkner Fly Ash Facility. Mirant MD Ash Management and Mirant Mid-Atlantic on July 23, 2008, filed a motion seeking dismissal of the MDE complaint, arguing that the discharges are permitted by the December 2000 Consent Order. In September 2009, the court denied a motion by Environmental Integrity Project seeking to intervene as a party to the suit, and the Environmental Integrity Project has appealed that ruling.

Suit Regarding Chalk Point Emissions. On June 25, 2009, the Chesapeake Climate Action Network and four individuals filed a complaint against Mirant Mid-Atlantic and Mirant Chalk Point in the United States District Court for the District of Maryland. The plaintiffs allege that Mirant Chalk Point has violated the Clean Air Act and Maryland environmental regulations by failing to install controls to limit emissions of particulate matter on unit 3 and unit 4 of the Chalk Point generating facility, which at times burn residual fuel oil. The plaintiffs seek to enjoin the alleged violations, to obtain civil penalties of up to $32,500 per day for past noncompliance and to recover attorneys' fees. Mirant Mid-Atlantic and Mirant Chalk Point dispute the plaintiffs' allegations of violations of the Clean Air Act and Maryland environmental regulations. On October 13, 2009,

Mirant Mid-Atlantic and Mirant Chalk Point filed a motion seeking dismissal of the complaint on the grounds that it was barred (1) under principles of res judicata by the dismissal with prejudice in January 2007 of similar claims filed by environmental advocacy organizations asserting that emissions from Chalk Point units 3 and 4 violated the Clean Air Act and (2) by actions taken by the MDE currently and over a number of years to ensure compliance by Chalk Point units 3 and 4 with regulations under the Clean Air Act and Maryland law limiting emissions of particulate matter.

Mirant Mid-Atlantic and Mirant Chalk Point 2008 Consent Decree. In March 2008, Mirant Mid-Atlantic, Mirant Chalk Point and the MDE entered into a consent decree that provided stipulated penalties for various future violations of Maryland regulations related to emissions from the Chalk Point, Dickerson and Morgantown generating facilities. That consent decree provided in part that if emissions from the stacks for Morgantown units 1 and 2, the common stack for Chalk Point units 1 and 2, or the common stack for Dickerson units 1, 2 and 3 failed to achieve compliance with certain opacity limits in the period July 1, 2009 through December 31, 2009, a stipulated penalty would apply of $1,000 per day for each violation. In February 2010, the MDE notified Mirant Mid-Atlantic that it was seeking payment of a stipulated penalty of $134,000 for failures to comply with these opacity limits during the third quarter of 2009. Mirant Mid-Atlantic and Mirant Chalk Point expect that a stipulated penalty of a lesser amount will also be owed for the fourth quarter of 2009.

Riverkeeper Suit Against Mirant Lovett. On March 11, 2005, Riverkeeper, Inc. filed suit against Mirant Lovett in the United States District Court for the Southern District of New York under the Clean Water Act. The suit alleges that Mirant Lovett failed to implement a marine life exclusion system at its former Lovett generating facility and to perform monitoring for the exclusion of certain aquatic organisms from the facility's cooling water intake structures in violation of Mirant Lovett's water discharge permit issued by the State of New York. The plaintiff requested the court to impose civil penalties of $32,500 per day of violation and to award the plaintiff attorneys' fees. Mirant Lovett's view is that it complied with the terms of its water discharge permit, as amended by a Consent Order entered June 29, 2004. Mirant Lovett filed a motion seeking dismissal of the suit on the grounds that it complied with the terms of its water discharge permit, the closure of the Lovett generating facility in April 2008 moots the plaintiff's request for injunctive relief, and the discharge in bankruptcy received by Mirant Lovett in 2007 bars any claim for penalties. On December 15, 2009, the district court granted in part and denied in part Mirant Lovett's motion to dismiss. The court dismissed the plaintiff's claims for injunctive relief and for penalties for any period prior to Mirant Lovett's emergence from bankruptcy on October 2, 2007. It allowed to go forward claims alleging that Mirant Lovett violated its water discharge permit by not implementing the marine life exclusion system between the later of February 23, 2008 or when ice conditions on the Hudson River allowed for the system's safe deployment and April 19, 2008, when the Lovett generating facility ceased operation, concluding that the June 29, 2004 Consent Order did not have the effect of modifying the water discharge permit.

Notices of Intent to Sue for Alleged Violations of the Endangered Species Act. By letter dated September 27, 2007, the Coalition for a Sustainable Delta, four water districts, and an individual (the "Delta Noticing Parties") provided notice to Mirant and Mirant Delta of their intent to file suit alleging that Mirant Delta has violated, and continues to violate, the federal Endangered Species Act through the operation of its Contra Costa and Pittsburg generating facilities. The Delta Noticing Parties contend that the facilities' use of water drawn from the Sacramento-San Joaquin Delta for cooling purposes results in harm to four species of fish listed as endangered species. The Delta Noticing Parties assert that Mirant Delta's authorizations to take (i.e., cause harm to) those species, a biological opinion and incidental take statement issued by the National Marine Fisheries Service on October 17, 2002, for three of the fish species and a biological opinion and incidental take statement issued by the United States Fish and Wildlife Service on November 4, 2002, for the fourth fish species, have been violated by Mirant Delta and no longer apply to permit the effects on the four fish species caused by the operation of the Contra Costa and Pittsburg generating facilities. Following receipt of these letters, in late October 2007, Mirant Delta received correspondence from the United States Fish and Wildlife Service, the National Marine Fisheries Service and the United States Army Corps of Engineers (the "Corps") clarifying that Mirant Delta continued to be authorized to take the four species of fish protected under the federal Endangered Species Act. The agencies have initiated a process that will review the environmental effects of Mirant Delta's water usage, including effects on the protected species of fish. That process could lead to changes in the manner in which Mirant Delta can use river water for the operation of the Contra Costa and Pittsburg generating facilities. In a subsequent letter, the Coalition for a Sustainable Delta also alleged violations of the National Environmental Policy Act and the California Endangered Species Act associated with the operation of Mirant Delta's generating facilities. On May 14, 2009, the Coalition for a Sustainable Delta, Kern County Water Agency and an individual sent a new notice of intent to sue to the Corps alleging that the Corps had violated the federal Endangered Species Act by issuing permits related to the operation of Mirant Delta's Contra Costa and Pittsburg generating facilities without ensuring that conservation measures would be implemented to minimize and mitigate the harm to the four endangered fish species and their habitat allegedly resulting from such operation. Mirant Delta disputes the allegations made by the Delta Noticing Parties and those made in the May 14, 2009 notice.

On February 11, 2010, Mirant Delta entered into a settlement agreement with the Delta Noticing Parties, the parties to the May 14, 2009 notice of intent to sue, and the Corps. The settlement agreement provides for the Delta Noticing Parties and the parties to the May 14, 2009 notice of intent to sue to withdraw the two notices of intent to sue and to release all claims described in those notices. The settlement agreement obligates Mirant Delta to seek approval from the Corps, the United States Fish and Wildlife Service, and the National Marine Fisheries Service to amend its plan currently in effect for monitoring entrainment and impingement of aquatic species caused by the operation of its generating facilities to increase monitoring during periods the facilities are operating. If that amendment or an alternative acceptable to all the parties has not been approved by August 11, 2010, then the withdrawal of the notices of intent to sue and the release of claims included in the settlement agreement become void. The settlement agreement requires the Corps to use its best efforts to conclude ongoing consultations with the United States Fish and Wildlife Service and the National Marine Fisheries Service regarding the environmental effects of Mirant Delta's water usage in a timely manner and allows the Delta Noticing Parties and the parties to the May 14, 2009 notice of intent to sue to issue new notices of intent to sue if such consultations are not completed by October 31, 2011.

Chapter 11 Proceedings

On July 14, 2003, and various dates thereafter, Mirant Corporation and certain of its subsidiaries (collectively, the "Mirant Debtors") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Mirant and most of the Mirant Debtors emerged from bankruptcy on January 3, 2006, when the Plan became effective. The remaining Mirant Debtors (Mirant New York, Mirant Bowline, Mirant Lovett, Mirant NY-Gen and Hudson Valley Gas) emerged from bankruptcy on various dates in 2007. As of December 31, 2009, approximately 837,000 of the shares of Mirant common stock to be distributed under the Plan had not yet been distributed and have been reserved for distribution with respect to claims disputed by the Mirant Debtors that have not been resolved. Under the terms of the Plan, upon the resolution of such a disputed claim, the claimant will receive the same pro rata distributions of Mirant common stock, cash, or both common stock and cash as previously allowed claims, regardless of the price at which Mirant common stock is trading at the time the claim is resolved.

To the extent the aggregate amount of the payouts determined to be due with respect to disputed claims ultimately exceeds the amount of the funded claim reserve, Mirant would have to issue additional shares of common stock to address the shortfall, which would dilute existing Mirant stockholders, and Mirant and Mirant Americas Generation would have to pay additional cash amounts as necessary under the terms of the Plan to satisfy such pre-petition claims. If Mirant is required to issue additional shares of common stock to satisfy unresolved claims, certain parties who received approximately 21 million of the 300 million shares of common stock distributed under the Plan are entitled to receive additional shares of common stock to avoid dilution of their distributions under the Plan.

Actions Pursued by MC Asset Recovery

Under the Plan, the rights to certain actions filed by Mirant and various of its subsidiaries against third parties were transferred to MC Asset Recovery. MC Asset Recovery, although wholly-owned by Mirant, is governed by managers who are independent of Mirant and its other subsidiaries. Under the Plan, any cash recoveries obtained by MC Asset Recovery from the actions transferred to it, net of fees and costs incurred in prosecuting the actions, are to be paid to the unsecured creditors of Mirant Corporation in the Chapter 11 proceedings and the holders of the equity interests in Mirant immediately prior to the effective date of the Plan except where such a recovery results in an allowed claim in the bankruptcy proceedings, as described below. MC Asset Recovery is a disregarded entity for income tax purposes, and Mirant is responsible for income taxes related to its operations. The Plan provides that Mirant may not reduce payments to be made to unsecured creditors and former holders of equity interests from recoveries obtained by MC Asset Recovery for the taxes owed by Mirant, if any, on any net recoveries up to $175 million. If the aggregate recoveries exceed $175 million net of costs, then under the Plan Mirant may reduce the payments to be made to such unsecured creditors and former holders of equity interests by the amount of any taxes it will owe or NOLs utilized with respect to taxable income resulting from the amount in excess of $175 million.

The Plan and MC Asset Recovery's Limited Liability Company Agreement also obligated Mirant to make contributions to MC Asset Recovery as necessary to pay professional fees and certain other costs reasonably incurred by MC Asset Recovery, including expert witness fees and other costs of the actions transferred to MC Asset Recovery. In June 2008, Mirant and MC Asset Recovery, with the approval of the Bankruptcy Court, agreed to limit the total amount of funding to be provided by Mirant to MC Asset Recovery to $67.8 million, and the amount of such funding obligation not already incurred by Mirant at that time was fully accrued. Mirant was entitled to be repaid the amounts it funded from any recoveries obtained by MC Asset Recovery before any distribution was made from such recoveries to the unsecured creditors of Mirant Corporation and the former holders of equity interests.

On March 31, 2009, The Southern Company ("Southern Company") and MC Asset Recovery entered into a settlement agreement (the "MCAR Settlement") resolving claims asserted by MC Asset Recovery in MC Asset Recovery, LLC v. Southern Company, a suit that was pending in the Northern District of Georgia (the "Southern Company Litigation"). Southern Company filed a Form 8-K dated April 2, 2009, that described the settlement and the claims that it resolved. Southern Company and MC Asset Recovery finalized certain terms of the settlement on June 8, 2009. Pursuant to the settlement, Southern Company paid $202 million to MC Asset Recovery in settlement of all claims asserted in the Southern Company Litigation. MC Asset Recovery used a portion of that payment to pay fees owed to the managers of MC Asset Recovery and other expenses of MC Asset Recovery not previously funded by Mirant, and it retained $47 million from that payment to fund future expenses and to apply against unpaid expenditures. MC Asset Recovery distributed the remaining $155 million to Mirant. In accordance with the Plan, Mirant has retained approximately $52 million of that distribution as reimbursement for the funds it had provided to MC Asset Recovery and costs it incurred related to MC Asset Recovery that had not been previously reimbursed. The Company recognized the $52 million as a reduction of operations and maintenance expense for the year ended December 31, 2009. Pursuant to MC Asset Recovery's Limited Liability Company Agreement and an order of the Bankruptcy Court dated October 31, 2006, Mirant distributed approximately $1.7 million to the managers of MC Asset Recovery. In September 2009, the remaining approximately $101 million of the amount recovered by MC Asset Recovery was distributed pursuant to the terms of the Plan. Following these distributions, Mirant has no further obligation to provide funding to MC Asset Recovery. As a result, Mirant reversed its remaining accrual of $10 million of funding obligations as a reduction in operations and maintenance expense for the year ended December 31, 2009. The Company does not expect to owe any taxes related to the MC Asset Recovery settlement with Southern Company. MC Asset Recovery had $39 million of assets included in funds on deposit and $39 million of liabilities included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet at December 31, 2009.

One of the two remaining actions transferred to MC Asset Recovery seeks to recover damages for fraudulent transfers that occurred prior to the filing of Mirant's bankruptcy proceedings. That action alleges that the defendants engaged in transactions with Mirant at a time when it was insolvent or was rendered insolvent by the resulting transfers and that it did not receive fair value for those transfers. If MC Asset Recovery succeeds in obtaining any recoveries on these avoidance claims transferred to it, the party or parties from which such recoveries are obtained could seek to file claims in Mirant's bankruptcy proceedings. Mirant would vigorously contest the allowance of any such claims on the ground that, among other things, the recovery of such amounts does not reinstate any enforceable pre-petition obligation that could give rise to a claim. If such a claim were to be allowed by the Bankruptcy Court as a result of a recovery by MC Asset Recovery, then the party receiving the claim would be entitled to either Mirant common stock or such stock and cash as provided under the Plan. Under such circumstances, the order entered by the Bankruptcy Court on December 9, 2005, confirming the Plan provides that Mirant would retain from the net amount recovered an amount equal to the dollar amount of the resulting allowed claim rather than distribute such amount to the unsecured creditors and former equity holders as described above.

California and Western Power Markets

FERC Refund Proceedings Arising Out of California Energy Crisis. High prices experienced in California and western wholesale electricity markets in 2000 and 2001 caused various purchasers of electricity in those markets to initiate proceedings seeking refunds. Several of those proceedings remain pending either before the FERC or on appeal to the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"). The proceedings that remain pending include proceedings (1) ordered by the FERC on July 25, 2001, (the "FERC Refund Proceedings") to determine the amount of any refunds and amounts owed for sales made by market participants, including Mirant Americas Energy Marketing, in the CAISO or the Cal PX markets from October 2, 2000, through June 20, 2001 (the "Refund Period"), (2) ordered by the FERC to determine whether there had been unjust and unreasonable charges for spot market bilateral sales in the Pacific Northwest from December 25, 2000, through June 20, 2001 (the "Pacific Northwest Proceeding"), and (3) arising from a complaint filed in 2002 by the California Attorney General that sought refunds for transactions conducted in markets administered by the CAISO and the Cal PX outside the Refund Period set by the FERC and for transactions between the DWR and various owners of generation and power marketers, including Mirant Americas Energy Marketing and subsidiaries of Mirant Americas Generation. Various parties appealed the FERC orders related to these proceedings to the Ninth Circuit seeking review of a number of issues, including changing the Refund Period to include periods prior to October 2, 2000, and expanding the sales of electricity subject to potential refund to include bilateral sales made to the DWR and other parties. Although various of these appeals remain pending, the Ninth Circuit ruled in orders issued on August 2, 2006, and September 9, 2004, that the FERC should consider further whether to grant relief for sales of electricity made in the CAISO and Cal PX markets prior to October 2, 2000, at rates found to be unjust, and, in the proceeding initiated by the California Attorney General, what remedies, including potential refunds, are appropriate where entities, including Mirant Americas Energy Marketing, purportedly did not comply with certain filing requirements for transactions conducted under market-based rate tariffs.

On January 14, 2005, Mirant and certain of its subsidiaries (the "Mirant Settling Parties") entered into a Settlement and Release of Claims Agreement (the "California Settlement") with PG&E, Southern California Edison Company, San Diego Gas and Electric Company, the CPUC, the DWR, the EOB and the Attorney General of the State of California (collectively, the "California Parties"). The California Settlement was approved by the FERC on April 13, 2005, and became effective on April 15, 2005, upon its approval by the Bankruptcy Court. The California Settlement resulted in the release of most of Mirant Americas Energy Marketing's potential liability (1) in the FERC Refund Proceedings for sales made in the CAISO or the Cal PX markets, (2) in the Pacific Northwest Proceeding, and (3) in any proceedings at the FERC resulting from the complaint filed in 2002 by the California Attorney General. Based on the California Settlement, on April 15, 2008, the FERC dismissed Mirant Americas Energy Marketing and the other subsidiaries of the Company from the proceeding initiated by the complaint filed in 2002 by the California Attorney General.

Under the California Settlement, the California Parties and those other market participants who have opted into the settlement have released the Mirant Settling Parties, including Mirant Americas Energy Marketing, from any liability for refunds related to sales of electricity and natural gas in the western markets from January 1, 1998, through July 14, 2003. Also, the California Parties have assumed the obligation of Mirant Americas

Energy Marketing to pay any refunds determined by the FERC to be owed by Mirant Americas Energy Marketing to other parties that do not opt into the settlement for transactions in the CAISO and Cal PX markets during the Refund Period, with the liability of the California Parties for such refund obligation limited to the amount of certain receivables assigned by Mirant Americas Energy Marketing to the California Parties under the California Settlement. The settlement did not relieve Mirant Americas Energy Marketing of liability for any refunds that the FERC determines it to owe (1) to participants in the Cal PX and CAISO markets that did not opt into the settlement for periods outside the Refund Period and (2) to participants in bilateral transactions with Mirant Americas Energy Marketing that did not opt into the settlement.

Resolution of the refund proceedings that remain pending before the FERC or that currently are on appeal to the Ninth Circuit could ultimately result in the FERC concluding that the prices received by Mirant Americas Energy Marketing in some transactions occurring in 2000 and 2001 should be reduced. The Company's view is that the bulk of any obligations of Mirant Americas Energy Marketing to make refunds as a result of sales completed prior to July 14, 2003, in the CAISO or Cal PX markets or in bilateral transactions either have been addressed by the California Settlement or have been resolved as part of Mirant Americas Energy Marketing's bankruptcy proceedings. To the extent that Mirant Americas Energy Marketing's potential refund liability arises from contracts that were transferred to Mirant Energy Trading as part of the transfer of the trading and marketing business under the Plan, Mirant Energy Trading may have exposure to any refund liability related to transactions under those contracts.

Complaint Challenging Capacity Rates Under the RPM Provisions of PJM's Tariff

On May 30, 2008, a variety of parties, including the state public utility commissions of Maryland, Pennsylvania, New Jersey and Delaware, ratepayer advocates, certain electric cooperatives, various groups representing industrial electricity users, and federal agencies (the "RPM Buyers"), filed a complaint with the FERC asserting that capacity auctions held to determine capacity payments under the reliability pricing model ("RPM") provisions of PJM's tariff had produced rates that were unjust and unreasonable. PJM conducted the capacity auctions that are the subject of the complaint to set the capacity payments in effect under the RPM provisions of its tariff for twelve month periods beginning June 1, 2008, June 1, 2009, and June 1, 2010. The RPM Buyers allege that (i) the times between when the auctions were held and the periods that the resulting capacity rates would be in effect were too short to allow competition from new resources in the auctions, (ii) the administrative process established under the RPM provisions of PJM's tariff was inadequate to restrain the exercise of market power by the withholding of capacity to increase prices, and (iii) the locational pricing established under the RPM provisions of PJM's tariff created opportunities for sellers to raise prices while serving no legitimate function. The RPM Buyers asked the FERC to reduce significantly the capacity rates established by the capacity auctions and to set June 1, 2008, as the date beginning on which any rates found by the FERC to be excessive would be subject to refund. If the FERC were to reduce the capacity payments set through the capacity auctions to the rates proposed by the RPM Buyers, the capacity revenue the Company has received or expects to receive for the period June 1, 2008 through May 31, 2011, would be reduced by approximately $600 million. On September 19, 2008, the FERC issued an order dismissing the complaint. The FERC found that no party had violated the RPM provisions of PJM's tariff and that the prices determined during the auctions were in accordance with the tariff's provisions. The RPM Buyers filed a request for rehearing, which the FERC denied on June 18, 2009. Certain of the RPM Buyers have appealed the orders entered by the FERC to the United States Court of Appeals for the Fourth Circuit. That appeal has been transferred to the United States Court of Appeal for the District of Columbia Circuit.

Other Legal Matters

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

15. Settlements and Other Charges

Pepco Litigation

In 2000, Mirant purchased power generating facilities and other assets from Pepco, including certain PPAs between Pepco and third parties. Under the terms of the APSA, Mirant and Pepco entered into the Back-to-Back Agreement with respect to certain PPAs, including Pepco's long-term PPA with Panda-Brandywine, LP, under which (1) Pepco agreed to resell to Mirant all capacity, energy, ancillary services and other benefits to which it was entitled under those agreements and (2) Mirant agreed to pay Pepco each month all amounts due from Pepco to the sellers under those agreements for the immediately preceding month associated with such capacity, energy, ancillary services and other benefits. The Back-to-Back Agreement, which did not expire until 2021, obligated Mirant to purchase power from Pepco at prices that typically were higher than the market prices for power.

In the bankruptcy proceedings, the Mirant Debtors sought to reject the Back-to-Back Agreement or to recharacterize it as pre-petition debt, which efforts, if successful, would have resulted in the Mirant Debtors having no further obligation to perform and in Pepco receiving a claim in the bankruptcy proceedings for its resulting damages. Pending a final determination of the Mirant Debtors' ability to reject or recharacterize the Back-to-Back Agreement and certain other agreements with Pepco, the Plan provided that the Mirant Debtors' obligations under the APSA and the Back-to-Back Agreement were interim obligations of Mirant Power Purchase and were unconditionally guaranteed by Mirant.

On May 30, 2006, Mirant and various of its subsidiaries (collectively the "Mirant Settling Parties") entered into the Settlement Agreement (the "Pepco Settlement Agreement") with Pepco and various of its affiliates (collectively the "Pepco Settling Parties"). The Pepco Settlement Agreement could not become effective until it had been approved by the Bankruptcy Court and that approval order had become a final order no longer subject to appeal. The Bankruptcy Court entered an order approving the Pepco Settlement Agreement on August 9, 2006. That order was appealed, but the appeal was dismissed by agreement of the parties in August 2007, and the Pepco Settlement Agreement became effective August 10, 2007. The Pepco Settlement Agreement fully resolved the contract rejection motions that remained pending in the bankruptcy proceedings, as well as other matters disputed between Pepco and Mirant and its subsidiaries. Under the Pepco Settlement Agreement, Mirant Power Purchase assumed the remaining obligations under the APSA, and Mirant has guaranteed its performance. The Back-to-Back Agreement was rejected and terminated effective as of May 31, 2006.

The Pepco Settlement Agreement granted Pepco a claim against Old Mirant in Old Mirant's bankruptcy proceedings that was to result in Pepco receiving common stock of Mirant and cash having a value, after liquidation of the stock by Pepco, equal to $520 million. Shortly after the Pepco Settlement Agreement became effective, Mirant distributed approximately 14 million shares of Mirant common stock from the shares reserved for disputed claims under the Plan to Pepco to satisfy its claim. The Mirant shares in the share reserve, including the shares distributed to Pepco, have been treated as issued and outstanding since Mirant emerged from bankruptcy. Pepco's liquidation of those shares resulted in net proceeds of approximately $522 million and Pepco paid Mirant the amount in excess of $520 million. Pepco also refunded to Mirant Power Purchase approximately $36 million Pepco had received under the Back-to-Back Agreement for energy, capacity or other services delivered after May 31, 2006, through the date the Pepco Settlement Agreement became effective. The appeal of the Bankruptcy Court's August 9, 2006, approval order had resulted in Mirant paying Pepco $70 million under the terms of the Pepco Settlement Agreement shortly after the appeal was filed. Pepco repaid the $70 million once the Pepco Settlement Agreement became fully effective.

Upon the distribution of the shares to Pepco, Mirant recognized a gain of $379 million in the third quarter of 2007. The gain included (1) $341 million representing the fair value of the derivative contract liability that was reversed as a result of the rejection of the Back-to-Back Agreement, (2) $36 million refunded by Pepco for payments made under the Back-to-Back Agreement for periods after May 31, 2006, and (3) $2 million for the excess payment Pepco received from liquidation of the shares that were distributed to it. The $341 million and $2 million were included in other income, net and the $36 million was included in gross margin in the consolidated statement of operations for the year ended December 31, 2007.

New York Tax Proceedings

Mirant New York, Mirant Bowline, Mirant Lovett and Hudson Valley Gas (collectively the "New York Companies") were the petitioners in various proceedings (the "Tax Certiorari Proceedings") brought in the New York state court challenging the assessed values determined by local taxing authorities for the Bowline and Lovett generating facilities and a natural gas pipeline (the "HVG Property") owned by Hudson Valley Gas. Mirant Bowline had challenged the assessed value of the Bowline generating facility and the resulting local tax assessments for tax years 1995 through 2006. Mirant Bowline succeeded to rights held by Orange and Rockland for the tax years prior to its acquisition of the Bowline generating facility in 1999 under its agreement with Orange and Rockland for the purchase of that facility. Mirant Lovett had challenged the assessed value of the Lovett generating facility for each of the years 2000 through 2006. Hudson Valley Gas had challenged the assessed value of the HVG Property for each of the years 2004 through 2006. As of December 31, 2006, Mirant Bowline and Mirant Lovett had not paid property taxes on the Bowline and Lovett generating facilities that fell due in the period from September 30, 2003, through December 31, 2006, in order to preserve their respective rights to offset the overpayments of taxes made in earlier years against the sums payable on account of current taxes. Hudson Valley Gas had not paid property taxes that fell due in the period from September 30, 2004, through December 31, 2006.

On December 13, 2006, Mirant and the New York Companies entered into a settlement agreement (the "Tax Settlement Agreement") with the Town of Haverstraw ("Haverstraw"), the Town of Stony Point ("Stony Point"), the Haverstraw-Stony Point Central School District (the "School District"), the County of Rockland (the "County"), the Village of Haverstraw ("Haverstraw Village") and the Village of West Haverstraw ("West Haverstraw Village" and collectively with Haverstraw, Stony Point, the School District, the County and Haverstraw Village, the "Tax Jurisdictions"). The Tax Settlement Agreement was approved by the Bankruptcy Court on December 14, 2006, and resolved all pending disputes regarding real property taxes between the New York Companies and the Tax Jurisdictions. Under the agreement, the New York Companies received total refunds of $163 million from the Tax Jurisdictions and paid unpaid but accrued taxes to the Tax Jurisdictions of $115 million, resulting in the New York Companies receiving a net cash payment in the amount of $48 million. The refunds and unpaid taxes were paid in February 2007. The $163 million of total refunds received by the New York Companies was recognized as a gain in the financial statements in the fourth quarter of 2006. In addition, the New York Companies had previously accrued a liability based upon the unpaid taxes as billed by the Tax Jurisdictions. As a result of the reductions of the unpaid taxes that occurred pursuant to the terms of the Tax Settlement Agreement, the New York Companies also recognized in the fourth quarter of 2006 a reduction of operating expenses of approximately $23 million related to 2006 and a gain of approximately $71 million related to prior periods.

California Settlement

The California Settlement described in Note 14 in *California and Western Power Markets—FERC Refund Proceedings Arising Out of California Energy Crisis* included a provision that either (1) the partially constructed Contra Costa 8 project, which was a planned 530 MW combined cycle generating facility, and related equipment (collectively, the "CC8 Assets") were to be transferred to PG&E or (2) PG&E would receive additional alternative consideration of $70 million (the "CC8 Alternative Consideration"). To fund the CC8 Alternative Consideration, PG&E received an allowed, unsecured claim in the bankruptcy proceedings against Mirant Delta that resulted in a distribution to PG&E of cash and Mirant common stock with an aggregate value of approximately $70 million. PG&E was required to liquidate the common stock received as part of that distribution and place the net resulting amount plus any cash received into an escrow account.

The California Settlement provided that if the transfer of the CC8 Assets to PG&E did not occur on or before June 30, 2008, then the CC8 Alternative Consideration was to be paid to PG&E and the Mirant Settling

Parties would retain the CC8 Assets. If PG&E closed on its acquisition of the CC8 Assets, the funds in the escrow account were to be paid to Mirant Delta. The transfer of the CC8 Assets to PG&E was completed on November 28, 2006, and the $70 million escrow account was paid to Mirant Delta. The Company recognized in the fourth quarter of 2006 a gain of $27 million for the amount by which the escrow account exceeded the carrying amount of the CC8 Assets. The gain was included in other income in the Company's consolidated statements of operations.

Potomac River Settlement

In July 2008, the City of Alexandria, Virginia (in which the Potomac River generating facility is located) and Mirant Potomac River entered into an agreement containing certain terms that were included in a proposed comprehensive state operating permit for the Potomac River generating facility issued by the Virginia DEQ that month. Under that agreement, Mirant Potomac River committed to spend $34 million over several years to reduce particulate emissions. The $34 million was placed in escrow and included in funds on deposit and other noncurrent assets in the accompanying consolidated balance sheets. At December 31, 2009, the balance in the escrow account was approximately $33 million and is included in the Company's estimated capital expenditures. On July 30, 2008, the Virginia State Air Pollution Control Board approved the comprehensive permit with terms consistent with the agreement between Mirant Potomac and the City of Alexandria, and the Virginia DEQ issued the permit on July 31, 2008.

Prior to the issuance of the comprehensive state operating permit in July 2008, the Potomac River generating facility operated under a state operating permit issued June 1, 2007, that significantly restricted the facility's operations by imposing stringent limits on its SO2 emissions and constraining unit operations so that no more than three of the facility's five units could operate at one time. In compliance with the comprehensive permit, in 2008 Mirant Potomac River merged the stacks for units 3, 4 and 5 into one stack at the Potomac River generating facility and, in January 2009, Mirant Potomac River merged the stacks for units 1 and 2 into one stack. With the completion of the stack mergers, the permit issued in July 2008 does not constrain operations of the Potomac River generating facility below historical operations and allows operation of all five units at one time. In January 2010, the Virginia DEQ informed Mirant Potomac River that in light of the decision of the Virginia Court of Appeals vacating Virginia's rules restricting trading in CAIR allowances, the Virginia DEQ has determined that issuing a state operating permit to limit NOx emissions during the Ozone Season is warranted.

Mirant Potrero Settlement Agreement with City of San Francisco

Mirant Potrero and the City and County of San Francisco, California have entered into a Settlement Agreement (the "Potrero Settlement") dated August 13, 2009. The Potrero Settlement became effective in November 2009 upon its approval by the City's Board of Supervisors and Mayor. The Potrero Settlement addresses certain disputes that had arisen between the City of San Francisco and Mirant Potrero related to the Potrero generating facility. Among other things, the Potrero Settlement obligates Mirant Potrero to close permanently each of the remaining units of the Potrero generating facility at the end of the year in which the CAISO determines that such unit is no longer needed to maintain the reliable operation of the transmission system. The agreement also bars Mirant Potrero from building any additional generating facilities on the site of the Potrero generating facility. Mirant Potrero expects that the completion of the TransBay Cable project, which is an underwater electric transmission cable in the San Francisco Bay that is expected to become operational by mid-2010, will decrease the need for generating resources in the City of San Francisco. As a result, Mirant Potrero expects the CAISO to determine in 2010 that unit 3 of the Potrero generating facility is no longer needed for reliability purposes and that unit 3 will close by the end of 2010. By letter dated January 12, 2010, the CAISO advised the City of San Francisco that the expected replacement in 2010 of two underground transmission cables, if completed successfully, would allow the CAISO not to require the continued operation of the remaining units of the Potrero generating facility, units 4, 5 and 6, for reliability purposes after 2010. The CAISO will not determine which units of the Potrero generating facility are required to operate in 2011 for reliability purposes until the fall of 2010, but Mirant Potrero expects that none of the units of the Potrero generating facility will be required to operate for reliability purposes after 2010 and that all of the units will close by the end of 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mirant Corporation

We have audited and reported separately herein on the consolidated financial statements of Mirant Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed within Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted accounting guidance related to the recognition and disclosure provisions for fair value measurements for financial instruments and nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis, in 2008. In 2009, the Company adopted accounting guidance that extended these aforementioned recognition and disclosure provisions to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis.

/s/ KPMG LLP

Atlanta, Georgia
February 26, 2010

Schedule I

MIRANT CORPORATION (PARENT)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2009	2008	2007
		(in millions)	
Operating income (loss)	$ 63	$ 18	$ (3)
Other Expense (Income), net:			
Equity earnings of subsidiaries	(437)	(1,161)	(2,636)
Interest expense-affiliate	—	—	24
Interest income-nonaffiliate	(2)	(53)	(142)
Interest income-affiliate	—	(1)	(4)
Other, net	(1)	—	(1)
Total other income, net	(440)	(1,215)	(2,759)
Income from continuing operations before income taxes	503	1,233	2,756
Provision for income taxes	9	3	5
Income from continuing operations	494	1,230	2,751
Income (loss) from discontinued operations, net	—	35	(756)
Net income	$ 494	$ 1,265	$ 1,995

The accompanying notes are an integral part of the registrant's condensed financial information.

Schedule I

MIRANT CORPORATION (PARENT)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS

	At December 31,	
	2009	2008
	(in millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,523	$ 1,461
Notes receivables-affiliate	16	81
Other	—	12
Total current assets	1,539	1,554
Noncurrent Assets:		
Investments in affiliates	2,747	2,199
Other	36	24
Total noncurrent assets	2,783	2,223
Total Assets	$ 4,322	$ 3,777
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 1	$ 13
Payable to affiliates	6	2
Total current liabilities	7	15
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, par value $.01 per share, authorized 100,000,000 shares, no shares issued at December 31, 2009 and 2008	—	—
Common stock, par value $.01 per share, authorized 1.5 billion shares, issued 311,230,486 shares and 310,666,240 shares at December 31, 2009 and 2008, respectively, and outstanding 144,946,815 shares and 144,629,446 shares at December 31, 2009 and 2008, respectively	3	3
Treasury stock, at cost, 166,283,671 shares and 166,036,794 shares at December 31, 2009 and 2008, respectively	(5,334)	(5,330)
Additional paid-in capital	11,427	11,401
Accumulated deficit	(1,728)	(2,222)
Accumulated other comprehensive loss	(53)	(90)
Total stockholders' equity	4,315	3,762
Total Liabilities and Stockholders' Equity	$ 4,322	$ 3,777

The accompanying notes are an integral part of registrant's condensed financial information.

MIRANT CORPORATION (PARENT)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2009	2008	2007
	(in millions)		
Cash Flows from Operating Activities:			
Net income	$ 494	$ 1,265	$ 1,995
Income (loss) from discontinued operations	—	35	(756)
Income from continuing operations	494	1,230	2,751
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:			
Equity earnings of subsidiaries	(437)	(1,161)	(2,636)
Cash dividends received from subsidiaries	115	297	4,335
Other, net	(7)	(9)	20
Total adjustments	(329)	(873)	1,719
Net cash provided by operating activities	165	357	4,470
Cash Flows from Investing Activities:			
Issuance of notes receivables-affiliate	(94)	(53)	(59)
Capital contributions to subsidiaries	(4)	(304)	(70)
Net cash used in investing activities	(98)	(357)	(129)
Cash Flows from Financing Activities:			
Share repurchases	(4)	(2,761)	(1,308)
Issuance (repayment) of debt-affiliate	(1)	(27)	820
Other	—	18	12
Net cash used in financing activities	(5)	(2,770)	(476)
Net Increase (Decrease) in Cash and Cash Equivalents	62	(2,770)	3,865
Cash and Cash Equivalents, beginning of year	1,461	4,231	366
Cash and Cash Equivalents, end of year	$1,523	$ 1,461	$ 4,231

The accompanying notes are an integral part of registrant's condensed financial information.

MIRANT CORPORATION (PARENT)
NOTES TO REGISTRANTS' CONDENSED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of Mirant Corporation's subsidiaries exceed 25 percent of the consolidated net assets of Mirant Corporation. These statements should be read in conjunction with the consolidated statements and notes thereto of Mirant Corporation.

Mirant Corporation is a holding company that was incorporated in Delaware on September 23, 2005. Pursuant to the Plan for Mirant and certain of its subsidiaries, on January 3, 2006, New Mirant emerged from bankruptcy and acquired substantially all of the assets of Old Mirant, a corporation that was formed in Delaware on April 3, 1993, and that had been named Mirant Corporation prior to January 3, 2006. The Plan provides that New Mirant has no successor liability for any unassumed obligations of Old Mirant. Old Mirant was then renamed and transferred to a trust, which is not affiliated with New Mirant.

Equity earnings of subsidiaries consists of earnings of direct subsidiaries of Mirant Corporation (parent), which includes earnings of subsidiaries whose operations were classified as discontinued operations in the consolidated financial statements of Mirant Corporation.

Income (loss) from discontinued operations, net includes discontinued operations activity for only Mirant Corporation (parent), which is primarily related to deferred taxes stemming from discontinued operations and parent level consolidation entries related to intercompany transactions.

The condensed statements of cash flows for the years ended December 31, 2008 and 2007, have been revised to reflect the reclassification of capital contributions to subsidiaries from financing activities to investing activities. The amounts revised were approximately $304 million and $70 million for the years ended December 31, 2008 and 2007, respectively. The effect of these revisions was not considered to be material to the previously issued financial statements. The reclassification had no effect on the Company's cash and cash equivalents, net income or stockholders' equity.

In addition, certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

2. Commitments and Contingencies

As of December 31, 2009, the parent company had $46 million of guarantees which are included in Note 7.

See Note 14 for a detailed discussion of Mirant Corporation's contingencies.

Schedule II

MIRANT CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	At December 31, 2009, 2008 and 2007				
		Additions			
	Balance at Beginning of Period	Charged to Income	Charged to Other Accounts	Deductions[1]	Balance at End of Period
			(in millions)		
Provision for uncollectible accounts (current)					
2009	$13	$ 9	$—	$(18)	$ 4
2008	12	3	2	(4)	13
2007	75	11	3	(77)	12
Provision for uncollectible accounts (noncurrent)					
2009	$42	$13	$—	$(44)	$11
2008	6	41	(2)	(3)	42
2007	24	—	(3)	(15)	6

(1) Deductions in 2009 consist primarily of reversals of credit reserves for derivative contract assets. Deductions in 2008 and 2007 consist primarily of reductions in or write-offs of allowances for uncollectible accounts and notes receivable.

3. *Exhibit Index*

Exhibit No.	Exhibit Name
2.1	Purchase and Sale Agreement, dated as of April 17, 2007, between Mirant International Investments, Inc. and Marubeni Caribbean Power Holdings, Inc. (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed April 18, 2007)
2.2	Purchase and Sale Agreement, dated as of January 15, 2007, by and between Mirant Americas, Inc. and LS Power (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed January 18, 2007)
2.3	Stock and Note Purchase Agreement, dated as of December 11, 2006, by and among Mirant Asia-Pacific Ventures, Inc., Mirant Asia-Pacific Holdings, Inc., Mirant Sweden International AB (publ), and Tokyo Crimson Energy Holdings Corporation (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed December 13, 2006)
3.1	Amended and Restated Certificate of Incorporation of Registrant (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed January 3, 2006)
3.2	Amended and Restated Bylaws of Registrant (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed August 6, 2009)
4.1	Form of Warrant Agreement between Registrant and Mellon Investor Services LLC, as Warrant Agent, including Exhibit A-1 thereto, a Form of Series A Warrant Agreement, to which J. William Holden III and Anne M. Cleary are parties (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed January 3, 2006)
4.2	Indenture between the Company and Bankers Trust Company, as Trustee, relating to the Notes (Incorporated herein by reference to Exhibit 4.1 to the Mirant Americas Generation, Inc. Registration Statement on Form S-4, Registration No. 333-63240)
4.3	Second Supplemental Indenture (Incorporated herein by reference to Exhibit 4.3 to the Mirant Americas Generation, Inc. Registration Statement on Form S-4, Registration No. 333-63240)
4.4	Third Supplemental Indenture (Incorporated herein by reference to Exhibit 4.4 to the Mirant Americas Generation, Inc. Registration Statement on Form S-4, Registration No. 333-63240)
4.5	Fifth Supplemental Indenture (Incorporated herein by reference to Exhibit 4.6 to the Mirant Americas Generation, Inc. Registration Statement on Form S-4/A Amendment No. 1, Registration No. 333-85124 as Exhibit 4.6)
4.6	Form of Sixth Supplemental Indenture (Incorporated herein by reference to Exhibit 4.6 to the Registrant's Form 10-K filed February 27, 2009)
4.7	Form of Seventh Supplemental Indenture (Incorporated herein by reference to Exhibit 4.1 to the Mirant Americas Generation, Inc. Form 10-Q filed May 14, 2007)
4.8	Form of Senior Note Indenture between Mirant North America, LLC, Mirant North America Escrow, LLC, MNA Finance Corp. and Law Debenture Trust Company of New York, as Trustee (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 10-K filed March 14, 2006)
4.9	Form of 8.625% Series A Pass Through Certificate (Incorporated herein by reference to Exhibit 4.1 to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.10	Form of 9.125% Series B Pass Through Certificate (Incorporated herein by reference to Exhibit 4.2 to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)

Exhibit No.	Exhibit Name
4.11	Form of 10.060% Series C Pass Through Certificate (Incorporated herein by reference to Exhibit 4.3 to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.12(a)	Pass Through Trust Agreement A between Southern Energy Mid-Atlantic, LLC and State Street Bank and Trust Company of Connecticut, National Association, as Pass Through Trustee, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 4.4a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.12(b)	Schedule identifying substantially identical agreements to Pass Through Trust Agreement constituting Exhibit 4.12(a) hereto (Incorporated herein by reference to Exhibit 4.4b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.13(a)	Participation Agreement (Dickerson L1) among Southern Energy Mid-Atlantic, LLC, as Lessee, Dickerson OL1 LLC, as Owner Lessor, Wilmington Trust Company, as Owner Manager, SEMA OP3, as Owner Participant and State Street Bank and Trust Company of Connecticut, National Association, as Lease Indenture Trustee and as Pass Through Trustee, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 4.5a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.13(b)	Schedule identifying substantially identical agreements to Participation Agreement constituting Exhibit 4.13(a) hereto (Incorporated herein by reference to Exhibit 4.5b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.14(a)	Participation Agreement (Morgantown L1) among Southern Energy Mid-Atlantic, LLC, as Lessee, Morgantown OL1 LLC, as Owner Lessor, Wilmington Trust Company, as Owner Manager, SEMA OP1, as Owner Participant and State Street Bank and Trust Company of Connecticut, National Association, as Lease Indenture Trustee and as Pass Through Trustee, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 4.6a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.14(b)	Schedule identifying substantially identical agreements to Participation Agreement constituting Exhibit 4.14(a) hereto (Incorporated herein by reference to Exhibit 4.6b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.15(a)	Facility Lease Agreement (Dickerson L1) between Southern Energy Mid-Atlantic, LLC, as Lessee, and Dickerson OL1 LLC, as Owner Lessor, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 4.7a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.15(b)	Schedule identifying substantially identical agreements to Facility Lease Agreement constituting Exhibit 4.15(a) hereto (Incorporated herein by reference to Exhibit 4.7b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.16(a)	Facility Lease Agreement (Morgantown L1) between Southern Energy Mid-Atlantic, LLC, as Lessee, and Morgantown OL1 LLC, as Owner Lessor, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 4.8a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.16(b)	Schedule identifying substantially identical agreements to Facility Lease Agreement constituting Exhibit 4.16(a) hereto (Incorporated herein by reference to Exhibit 4.8b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.17(a)	Indenture of Trust, Mortgage and Security Agreement (Dickerson L1) between Dickerson OL1 LLC, as Lessor, and State Street Bank and Trust Company of Connecticut, National Association, as Lease Indenture Trustee, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 4.9a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)

Exhibit No.	Exhibit Name
4.17(b)	Schedule identifying substantially identical agreements to Indenture of Trust, Mortgage and Security Agreement constituting Exhibit 4.17(a) hereto (Incorporated herein by reference to Exhibit 4.9b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.18(a)	Indenture of Trust, Mortgage and Security Agreement (Morgantown L1) between Morgantown OL1 LLC, as Lessor, and State Street Bank and Trust Company of Connecticut, National Association, as Lease Indenture Trustee, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 4.10a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.18(b)	Schedule identifying substantially identical agreements to Indenture of Trust, Mortgage and Security Agreement constituting Exhibit 4.18(a) hereto (Incorporated herein by reference to Exhibit 4.10b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.19(a)	Series A Lessor Note for Dickerson OL1 LLC (Incorporated herein by reference to Exhibit 4.11a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.19(b)	Schedule identifying substantially identical notes to Lessor Notes Constituting Exhibit 4.19(a) (Incorporated herein by reference to Exhibit 4.11b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.20(a)	Series A Lessor Note for Morgantown OL1 LLC (Incorporated herein by reference to Exhibit 4.12a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.20(b)	Schedule identifying substantially identical notes to Lessor Notes Constituting Exhibit 4.20(a) (Incorporated herein by reference to Exhibit 4.12b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.21(a)	Series B Lessor Note for Dickerson OL1 LLC (Incorporated herein by reference to Exhibit 4.13a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.21(b)	Schedule identifying substantially identical notes to Lessor Notes Constituting Exhibit 4.21(a) (Incorporated herein by reference to Exhibit 4.13b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.22(a)	Series B Lessor Note for Morgantown OL1 LLC (Incorporated herein by reference to Exhibit 4.14a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.22(b)	Schedule identifying substantially identical notes to Lessor Notes Constituting Exhibit 4.22(a) (Incorporated herein by reference to Exhibit 4.14b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.23(a)	Series C Lessor Note for Morgantown OL1 LLC (Incorporated herein by reference to Exhibit 4.15a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.23(b)	Schedule identifying substantially identical notes to Lessor Notes Constituting Exhibit 4.23(a) (Incorporated herein by reference to Exhibit 4.15b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)

Exhibit No.	Exhibit Name
4.24(a)	Supplemental Pass Through Trust Agreement A between Mirant Mid-Atlantic, LLC, and State Street Bank and Trust Company of Connecticut, National Association, as Pass Through Trustee, dated as of June 29, 2001 (Incorporated herein by reference to Exhibit 4.17a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.24(b)	Schedule identifying substantially identical agreements to Supplemental Pass Through Trust Agreement constituting Exhibit 4.24(a) hereto (Incorporated herein by reference to Exhibit 4.17b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
4.25	Rights Agreement, dated as of March 26, 2009, between Mirant Corporation and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed March 27, 2009)
4.26*	First Amendment to the Rights Agreement, dated as of February 25, 2010, between Mirant Corporation and Mellon Investor Services LLC.
10.1†	Engineering, Procurement and Construction Agreement, dated as of July 30, 2007, between Mirant Mid-Atlantic, LLC, Mirant Chalk Point, LLC and Stone & Webster, Inc. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's 10-Q filed November 6, 2009)
10.2	Settlement Agreement and Release dated May 30, 2006 by and between Registrant and PEPCO (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 31, 2006)
10.3	Employment Agreement between Registrant and Robert M. Edgell (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 4, 2006)
10.4	Employment Agreement between Registrant and James V. Iaco (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 4, 2005)
10.5	Employment Agreement between Registrant and S. Linn Williams (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 4, 2005)
10.6	Employment Agreement between Registrant and Edward R. Muller (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 3, 2005)
10.7	Form of Stock Option Award Agreement (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 16, 2006)
10.8	Form of Restricted Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 16, 2006)
10.9	Description of Mirant Corporation Special Bonus Plan (Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed October 11, 2006)
10.10	Mirant Corporation 2006 Non-Employee Director Compensation Plan (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed November 7, 2008)
10.11	2006 Short-term Incentive Plan Description (Incorporated herein by reference to Exhibit 10.55 to the Registrant's Form 10-K filed March 14, 2006)
10.12	Form of Stock Option Award Agreement (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 18, 2006)
10.13	Form of Restricted Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed January 18, 2006)
10.14	2005 Omnibus Incentive Compensation Plan (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 3, 2006)

Exhibit No.	Exhibit Name
10.15	Second Amended and Restated Mirant Services Supplemental Executive Retirement Plan (Incorporated herein by reference to Exhibit 10.18 to the Registrant's Form 10-K filed February 27, 2009)
10.16	2006 Mirant Corporation Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.23 to the Registrant's Form 10-K filed March 14, 2006)
10.17	First Amendment to the 2006 Mirant Corporation Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.20 to the Registrant's Form 10-K filed February 27, 2009)
10.18	Mirant Services Supplemental Benefit (Savings) Plan (Incorporated herein by reference to Exhibit 10.21 to the Registrant's Form 10-K filed February 27, 2009)
10.19	Mirant Services Supplemental Benefit (Pension) Plan (Incorporated herein by reference to Exhibit 10.22 to the Registrant's Form 10-K filed February 27, 2009)
10.20	Form of Amended and Restated Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Incorporated herein by reference to Exhibit 10.55 to the Registrant's Form 10-K filed March 11, 2002)
10.21	First Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Incorporated herein by reference to Exhibit 10.56 to the Registrant's Form 10-K filed March 11, 2002)
10.22	Second Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Incorporated herein by reference to Exhibit 10.87 to the Registrant's Form 10-Q filed October 28, 2003)
10.23	Third Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Incorporated herein by reference to Exhibit 10.43 to the Registrant's Form 10-K filed March 15, 2005)
10.24	Fourth Amendment to the Mirant Corporation Deferred Compensation Plan for Directors and Select Employees (Incorporated herein by reference to Exhibit 10.22 to the Registrant's Form 10-K filed March 14, 2006)
10.25	Mirant North America, LLC—Credit Agreement with Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P., and JPMorgan Chase Bank, N.A (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed November 6, 2009)
10.26	First Amendment to the Employment Agreement between Registrant and Robert M. Edgell (Incorporated herein by reference to Exhibit 10.32 to the Registrant's Form 10-K filed February 27, 2009)
10.27	First Amendment to the Employment Agreement between Registrant and James V. Iaco (Incorporated herein by reference to Exhibit 10.34 to the Registrant's Form 10-K filed February 27, 2009)
10.28	First Amendment to the Employment Agreement between Registrant and S. Linn Williams (Incorporated herein by reference to Exhibit 10.35 to the Registrant's Form 10-K filed February 27, 2009)
10.29	First Amendment to the Employment Agreement between Registrant and Edward R. Muller (Incorporated herein by reference to Exhibit 10.36 to the Registrant's Form 10-K filed February 27, 2009)
10.30	Second Amendment to the Employment Agreement between Registrant and Robert M. Edgell (Incorporated herein by reference to Exhibit 10.37 to the Registrant's Form 10-K filed February 27, 2009)

Exhibit No.	Exhibit Name
10.31	Second Amendment to the Employment Agreement between Registrant and James V. Iaco (Incorporated herein by reference to Exhibit 10.39 to the Registrant's Form 10-K filed February 27, 2009)
10.32	Second Amendment to the Employment Agreement between Registrant and S. Linn Williams (Incorporated herein by reference to Exhibit 10.40 to the Registrant's Form 10-K filed February 27, 2009)
10.33	Second Amendment to the Employment Agreement between Registrant and Edward R. Muller (Incorporated herein by reference to Exhibit 10.41 to the Registrant's Form 10-K filed February 27, 2009)
10.34(a)	Facility Site Lease Agreement (Dickerson L1) between Southern Energy Mid-Atlantic, LLC, Dickerson OL1 LLC and Southern Energy MD Ash Management, LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.5a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.34(b)	Schedule identifying substantially identical agreements to Facility Site Lease Agreement constituting Exhibit 10.42(a) hereto (Incorporated herein by reference to Exhibit 10.5b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.35(a)	Facility Site Lease Agreement (Morgantown L1) between Southern Energy Mid-Atlantic, LLC, Morgantown OL1 LLC and Southern Energy MD Ash Management, LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.6a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.35(b)	Schedule identifying substantially identical agreements to Facility Site Lease Agreement constituting Exhibit 10.43(a) hereto (Incorporated herein by reference to Exhibit 10.6b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.36(a)	Facility Site Sublease Agreement (Dickerson L1) between Southern Energy Mid-Atlantic, LLC, Dickerson OL1 LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.7a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.36(b)	Schedule identifying substantially identical agreements to Facility Site Sublease Agreement constituting Exhibit 10.44(a) hereto (Incorporated herein by reference to Exhibit 10.7b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.37(a)	Facility Site Sublease Agreement (Morgantown L1) between Southern Energy Mid-Atlantic, LLC, Morgantown OL1 LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.8a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.37(b)	Schedule identifying substantially identical agreements to Facility Site Sublease Agreement constituting Exhibit 10.45(a) hereto (Incorporated herein by reference to Exhibit 10.8b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.38(a)	Shared Facilities Agreement (Dickerson) between Southern Energy Mid-Atlantic, LLC, Dickerson OL1 LLC, Dickerson OL2 LLC, Dickerson OL3 LLC, and Dickerson OL4 LLC, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 10.15a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.38(b)	Shared Facilities Agreement (Morgantown) between Southern Energy Mid-Atlantic, LLC, Morgantown OL1 LLC, Morgantown OL2 LLC, Morgantown OL3 LLC, Morgantown OL4 LLC, Morgantown OL5 LLC, Morgantown OL6 LLC, and Morgantown OL7 LLC, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 10.15b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)

Exhibit No.	Exhibit Name
10.39(a)	Assignment and Assumption Agreement (Dickerson) between Southern Energy Mid-Atlantic, LLC, Dickerson OL1 LLC, Dickerson OL2 LLC, Dickerson OL3 LLC, and Dickerson OL4 LLC, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.16a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.39(b)	Assignment and Assumption Agreement (Morgantown) between Southern Energy Mid-Atlantic, LLC, Morgantown OL1 LLC, Morgantown OL2 LLC, Morgantown OL3 LLC, Morgantown OL4 LLC, Morgantown OL5 LLC, Morgantown OL6 LLC, and Morgantown OL7 LLC, dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.16b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.40(a)	Ownership and Operation Agreement (Dickerson) between Southern Energy Mid-Atlantic, LLC, Dickerson OL1 LLC, Dickerson OL2 LLC, Dickerson OL3 LLC, and Dickerson OL4 LLC, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 10.17a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.40(b)	Ownership and Operation Agreement (Morgantown) between Southern Energy Mid-Atlantic, LLC, Morgantown OL1 LLC, Morgantown OL2 LLC, Morgantown OL3 LLC, Morgantown OL4 LLC, Morgantown OL5 LLC, Morgantown OL6 LLC, and Morgantown OL7 LLC, dated as of December 18, 2000 (Incorporated herein by reference to Exhibit 10.17b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.41(a)	Guaranty Agreement (Dickerson L1) between Southern Energy, Inc. and Dickerson OL1 LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.21a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.41(b)	Schedule identifying substantially identical agreements to Guaranty Agreement constituting Exhibit 10.49(a) hereto (Incorporated herein by reference to Exhibit 10.21b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.42(a)	Guaranty Agreement (Morgantown L1) between Southern Energy, Inc. and Morgantown OL1 LLC dated as of December 19, 2000 (Incorporated herein by reference to Exhibit 10.22a to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.42(b)	Schedule identifying substantially identical agreements to Guaranty Agreement constituting Exhibit 10.50(a) hereto (Incorporated herein by reference to Exhibit 10.22b to the Mirant Mid-Atlantic, LLC Registration Statement on Form S-4, Registration No. 333-61668)
10.43*	Mirant Services Severance Pay Plan
10.44*	First Amendment to the Mirant Services Severance Pay Plan
10.45*	First Amendment to the Second Amended and Restated Mirant Services Supplemental Executive Retirement Plan
10.46*	First Amendment to the Mirant Services Supplemental Benefit (Pension) Plan
10.47*	Mirant Corporation Change In Control Severance Plan
21.1*	Subsidiaries of Registrant
23.1*	Consent of KPMG LLP dated February 26, 2010
24.1*	Powers of Attorney
31.1*	Certification of Chief Executive Officer Pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer Pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Exhibit Name
32.1*	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(b))
32.2*	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(b))
101*	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Stockholder's Equity and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, (v) Notes to Consolidated Financial Statements, tagged as blocks of text and (vi) Financial Statement Schedules, tagged as blocks of text.

* Asterisk indicates exhibits filed herewith.

† The Registrant has requested confidential treatment for certain portions of this Exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MIRANT CORPORATION

Date: February 26, 2010

By: /s/ EDWARD R. MULLER
Edward R. Muller
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title
/s/ EDWARD R. MULLER Edward R. Muller Date: February 26, 2010	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ J. WILLIAM HOLDEN, III J. William Holden, III Date: February 26, 2010	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ ANGELA M. NAGY Angela M. Nagy Date: February 26, 2010	Vice President and Controller (Principal Accounting Officer)
* Thomas W. Cason Date: February 26, 2010	Director
* A. D. Correll Date: February 26, 2010	Director
* Terry G. Dallas Date: February 26, 2010	Director
* Thomas H. Johnson Date: February 26, 2010	Director
* John T. Miller Date: February 26, 2010	Director
* Robert C. Murray Date: February 26, 2010	Director

Signatures	Title
* John M. Quain Date: February 26, 2010	Director
* William L. Thacker Date: February 26, 2010	Director

* By attorney-in-fact.

/s/ ANGELA M. NAGY

Angela M. Nagy

Date: February 26, 2010

Exhibit 31.1

I, Edward R. Muller, certify that:

1. I have reviewed this Form 10-K for the year ended December 31, 2009 of Mirant Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors, (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

By: /S/ EDWARD R. MULLER

Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

I, J. William Holden, III, certify that:

1. I have reviewed this Form 10-K for the year ended December 31, 2009 of Mirant Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors, (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

By: /s/ J. WILLIAM HOLDEN, III

Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

February 26, 2010

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed to be filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 10-K (the "Report") accompanying this letter and is not to be incorporated by reference into any filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

I, Edward R. Muller, Chairman of the Board, President and Chief Executive Officer of Mirant Corporation certify that, subject to the qualifications noted below, to the best of my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Mirant Corporation.

Name: /s/ EDWARD R. MULLER
Chairman of the Board, President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Mirant Corporation and will be retained by Mirant Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

February 26, 2010

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed to be filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 10-K (the "Report") accompanying this letter and is not to be incorporated by reference into any filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

I, J. William Holden, III, Senior Vice President and Chief Financial Officer of Mirant Corporation certify that, subject to the qualifications noted below, to the best of my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Mirant Corporation.

Name: /s/ J. WILLIAM HOLDEN, III
Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Mirant Corporation and will be retained by Mirant Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Executive Committee



Edward R. Muller
Chairman, President and Chief Executive Officer
Atlanta, Georgia
Age 58; joined Mirant in 2005



James P. Garlick
Senior Vice President, Operations
Age 49; joined Mirant in 2005



Julia A. Houston
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Age 39; joined Mirant in 2004



Anne M. Cleary
Senior Vice President, Asset Management
Age 49; joined Mirant (including predecessor entities) in 1983



J. William Holden III
Senior Vice President and Chief Financial Officer
Age 49; joined Mirant (including predecessor entities) in 1985



John L. O'Neal
Senior Vice President and Chief Commercial Officer,
Age 42; joined Mirant (including predecessor entities) in 1995

Board of Directors



Thomas W. Cason
Former Senior Vice President and Chief Financial Officer, Baker Hughes Incorporated *(provider of oil and gas industry services and technology)*
Washington, Louisiana
Age 67; elected 2006



Thomas H. Johnson
Chief Executive Officer, The Taffrail Group *(international strategic advisory firm)*; and former Chairman, President and Chief Executive Officer, Chesapeake Corporation *(specialty packaging manufacturer)*
Atlanta, Georgia
Age 60; elected 2006



Robert C. Murray
Former Chairman and Interim Chief Executive Officer, Pantellos Corporation *(e-commerce procurement marketplace for the utility industry)*; and former Chief Financial Officer, Public Service Enterprise Group
Irvington, New York
Age 64; elected 2006



A.D. (Pete) Correll
Chairman, Atlanta Equity Investors, LLC; and retired Chairman and CEO, Georgia-Pacific Corporation *(manufacturer and distributor of building products, pulp and paper)*
Atlanta, Georgia
Age 68; elected 2000



John T. Miller
Former Chief Executive Officer and Chief Financial Officer, American Ref-Fuel *(operator of waste-to-energy generation facilities in the northeastern United States)*
Montgomery, Texas
Age 63; elected 2006



John M. Quain
Chairman of the Energy and Utility Law Practice Group, Buchanan Ingersoll & Rooney *(law firm involved in strategic planning and regulatory consultative services for energy and utility companies)*
Harrisburg, Pennsylvania
Age 55; elected 2006



Terry G. Dallas
Former Executive Vice President and Chief Financial Officer, Unocal *(oil and gas company)*
Oxnard, California
Age 59; elected 2006



Edward R. Muller
Chairman, President and Chief Executive Officer, Mirant
Atlanta, Georgia
Age 58; elected 2005



William L. Thacker
Former Chairman, President and Chief Executive Officer, Texas Eastern Products Pipeline, LLC *(owner and operator of petroleum product pipelines in the United States)*
Montgomery, Texas
Age 64; elected 2006


MIRANT

Mirant
1155 Perimeter Center West
Atlanta, GA 30338-5416
T 678 579 5000
F 678 579 5001
U www.mirant.com

Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
T 866 463 1222




